
08001675

1/31

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Intec Limited

*CURRENT ADDRESS Gordon Chiu Building J01
Department of Chemical Engineering
Maze Crescent
University of Sydney NSW 2006
Australia

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 35769

FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☐
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☑
DEF 14A (PROXY)	☐		

OICF/BY: [signature]

DAT : 4/3/08

SCHEDULE I

Documents made public, filed or distributed since 1 July 2006



No	Document Date	Document Name
1.	31/07/2006	Commitments Test Entity - Fourth Quarter Report
2.	17/08/2006	Change of Director's Interest Notice x 4
3.	13/09/2006	Preliminary Final Report
4.	25/09/2006	Appendix 3B
5.	29/09/2006	2006 Annual Report
6.	04/10/2006	Change of Director's Interest Notice
7.	04/10/2006	Change of Director's Interest Notice
8.	10/10/2006	Presentation to Excellence in Mining
9.	13/10/2006	Notice of Annual General Meeting
10.	13/10/2006	Change of Director's Interest Notice
11.	20/10/2006	Hellyer Zinc Concentrate Project Update
12.	25/10/2006	Acquires Encore Metals NL & Zeehan Stags Project
13.	25/10/2006	Hdr Corr: Acq Encore Metals NL & Zeehan Slags Project
14.	31/10/2006	Commitments Test Entity - First Quarter Report
15.	15/11/2006	Appendix 3B
16.	15/11/2006	Presentation to AGM
17.	16/11/2006	Results of Meeting
18.	01/12/2006	Commercial Zinc Production Commences at Hellyer
19.	01/12/2006	Appendix 3B
20.	11/12/2006	Appendix 3B & App 3Y x 4
21.	22/12/2006	BSM ann: Letter of Intent - Que River Ore Sales

No	Document Date	Document Name
22.	02/01/2007	Change in substantial holding
23.	03/01/2007	Change in substantial holding
24.	22/01/2007	Hellyer Zinc Concentrate {roject Update
25.	31/01/2007	Commitments Test Entity - Second Quarter Report
26.	05/02/2007	Change of Director's Interest Notice
27.	07/02/2007	Presentation - Australias newest zinc producer
28.	14/02/2007	Hellyer Zinc Concentrate Project - First Payment Schedule
29.	14/02/2007	Hellyer Zinc Concentrate Project : Bass Metals Announcement
30.	16/02/2007	Hellyer Zinc Concentrate Project - Bass Metals Announcement
31.	21/02/2007	BSM Presentation at RIU Explorers Conference
32.	23/02/2007	Becoming a substantial holder for JRV
33.	26/02/2007	JRV: Substantial Shareholder Notice
34.	26/02/2007	Change in substantial holding for JRV
35.	27/02/2007	JRV: Recent Trading & Top 20 shareholders
36.	28/02/2007	Director Appointments
37.	28/02/2007	Appointment of additional Company Secretary
38.	28/02/2007	Half Yearly Report
39.	28/02/2007	Half Year Accounts
40.	01/03/2007	Appendix 3B - Exercise of Options
41.	02/03/2007	February 2007 Progress at Hellyer
42.	09/03/2007	Discussions Between JRV & INL, and Form 604
43.	15/03/2007	Initial Director's Interest Notice
44.	15/03/2007	Initial Director's Interest Notice

No	Document Date	Document Name
45.	22/03/2007	JRV: Intec Ltd
46.	22/03/2007	Termination of Jervois Merger Proposals
47.	22/03/2007	Change in substantial holding for BSM
48.	26/03/2007	Ceasing to be a substantial holder fro JRV
49.	29/03/2007	Change in substantial holding for BSM
50.	02/04/2007	JRV: Merger Proposals by Intec Limited
51.	04/04/2007	Exits JRV Share Register
52.	13/04/2007	Change of Director's Interest Notice
53.	24/04/2007	Change of Director's Interest Notice
54.	26/04/2007	Change in substantial holding for BSM
55.	26/04/2007	Change of Director's Interest Notice
56.	27/04/2007	Amended - Change of Director's Interest Notice - T A Jones
57.	27/04/2007	BSM March 2007 Quarterly Report
58.	30/04/2007	Commitments Test Entity - Third Quarter Report
59.	02/05/2007	New Director Appointed to the Board
60.	03/05/2007	Presentation - Macquarie Connections Australian Conference
61.	07/05/2007	Initial Director's Interest Notice
62.	08/05/2007	BSM announcement re Zinifex
63.	29/05/2007	Appendix 3B - Share & Option Issues
64.	05/06/2007	Record Production Month for HZCP
65.	05/06/2007	Change of Director's Interest Notice
66.	07/06/2007	Outotec Agreement
67.	07/06/2007	Presentation to European / UK Investors

No	Document Date	Document Name
68.	08/06/2007	Change of Director's Interest Notice
69.	26/06/2007	BSM Signs Que River offtake HOA with ZFX at Rosebery
70.	28/06/2007	Change of Director's Interest Notice
71.	28/06/2007	Change of Director's Interest Notice
72.	28/06/2007	Change of Director's Interest Notice
73.	23/07/2007	Interview with Macquarie Digital
74.	26/07/2007	Philip Wood Appointed Director of Compass Resources NL
75.	31/07/2007	Smorgon and Intec Sign Stage 2 EAF Dust Agreement
76.	31/07/2007	Appendix 4C - quarterly
77.	07/08/2007	Options Expiring 16 July 2007
78.	15/08/2007	Intec Investor Q and A Forum
79.	17/08/2007	Change of Director`s Interest Notice - AJM
80.	17/08/2007	Change of Director`s Interest Notice - KGR
81.	17/08/2007	Change of Director`s Interest Notice - PRW
82.	20/08/2007	Change of Director`s Interest Notice
83.	21/08/2007	Hellyer Residues Project Milestone Achieved
84.	23/08/2007	Interim Update Intec Ltd results for year ended 30 June 2007
85.	30/08/2007	Appendix 4E
86.	30/08/2007	Intec Forecasts Strong Profit in 2007/2008 Financial Year
87.	17/09/2007	AMEX presentation
88.	20/09/2007	Burnie Demo Plant Operations Commence for the HRP
89.	21/09/2007	INL Presentation at AMEC Conference in Adelaide
90.	25/09/2007	Annual Report to shareholders

No	Document Date	Document Name
91.	26/09/2007	Intec Option Plan
92.	02/10/2007	Appendix 3B
93.	11/10/2007	Notice of Annual General Meeting/Proxy Form
94.	22/10/2007	Quarterly Activities Report
95.	25/10/2007	Interview with Macquarie Digital
96.	29/10/2007	Change of Director's Interest Notice JRG Bell
97.	06/11/2007	Concentrate Sales Agreement Signed with Baiyin
98.	09/11/2007	Intec Opens Chinese Representative Office
99.	13/11/2007	Final Proxies for 2007 Annual General Meeting
100	14/11/2007	Chairman's Address to Shareholders
101	15/11/2007	Results of Meeting
102	21/11/2007	Change of Director's Interest Notice - JRGB
103	03/12/2007	Burnie Demonstration Plant Update
104	03/12/2007	Change of Director's Interest Notice - PRW
105	11/12/2007	Rail Infrastructure Upgrades to Assist Hellyer Projects
106	11/12/2007	Hellyer Residues Project Approval Received
107	20/12/2007	New Managing Director Appointed to Intec Hellyer Metals P/L
108	20/12/2007	Intec Signs Agreement with Veolia Environmental Services
109	21/12/2007	Change of Director's Interest Notice - JRGB
110	24/12/2007	Appointment of New Chairman
111	07/01/2008	Final Director's Interest Notice IW Ross
112	11/01/2008	Work Commences at Hellyer Residue Project Site



ABN 25 001 150 849

Superior and Sustainable Metals Production

Gordon Chiu Building J01
Department of Chemical Engineering
Maze Crescent
University of Sydney NSW 2006
Australia

Phone: 02-9351-6741
Fax: 02-9351-7180
Email: mail@intec.com.au
Website: www.intec.com.au
ASX code: INL

31 July 2006

Companies Announcements Office
Australian Stock Exchange Limited

Quarterly Activities Report: Appendix 4C June 2006

On behalf of Intec Ltd (ASX code: INL, or the Company), I now attach the June 2006 Quarterly Report for Entities Admitted on the Basis of Commitments (Appendix 4C).

The World Zinc Market

The strong rise in the price of zinc over the past year, the relentless decline in zinc stocks over the same period and the worldwide shortage of zinc concentrates for smelting have all received wide publicity during 2006 (Figure 1).


US¢/lb
thousand tonnes
190
170
150
130
110
90
70
50
750
650
550
450
350
250
150
LME Zinc Prices
LME Zinc Stocks
Jul-05
Oct-05
Jan-06
Apr-06
Jul-06

Figure 1: Daily LME zinc cash prices and stocks

INL's board and management agree with the generally-held view that this worldwide shortage of zinc units will be sustained for at least the next few years because of continuing strong global demand in the face of difficulties and delays in bringing new zinc mines into production.

In this context, INL has the almost unique advantage of owning a significant above-ground zinc tailings resource (Figure 2) immediately adjacent to its own well-maintained processing facility (Figure 3) on a granted mining lease at Hellyer.



Figure 2: The Hellyer tailings dam contains over 300,000 tonnes of zinc.

Figure 3: Intec Hellyer Mill and surrounding infrastructure.

Intec also owns a 20,000 tonnes stockpile of Electric Arc Furnace Dust (EAFD) grading 25% zinc (Figure 4) and has access to Australian EAFD production on favourable treatment terms which bear no relation to the value of the zinc contained in the EAFD.



Figure 4: Intec's 20,000 tonnes EAFD stockpile is contained in this warehouse in western Melbourne

3-Stage Strategy

The Company's commitment to its shareholders is therefore to achieve the earliest possible production of saleable zinc units from these resources in the current zinc price cycle, via the following three sequential stages:

Stage 1: Hellyer Zinc Concentrate Project
Stage 2: Zinc Intermediates Production
Stage 3: Hellyer Metals Project

By achieving Stage 1 during this year, Intec will become the only ASX-listed company to have been able to get into commercial zinc production during calendar 2006.

Stage 1: Hellyer Zinc Concentrate Project ('HZCP')

The HZCP has been progressing very well, with A$2.5 million of the A$4 million budgeted Start Up Costs now expended or committed by Polymetals (Hellyer) Pty Ltd ('Polymetals'). Production is now expected to commence at the end of September 2006, after regulatory approval is received on 14 September 2006.

Recent metallurgical testwork at Burnie Research Laboratory has substantially verified the previously announced 65% zinc recovery from the Hellyer tailings and 43% zinc grade of the resultant concentrate. Two concentrate offtake agreements for over half of the HZCP's 'base case' annual production for the next 3 years have now been finalised with Chinese smelters. The terms of these offtake agreements are significantly better than those assumed in the cashflows outlined in the Company's announcement to ASX on 5 April 2006 and, based on the numerous expressions of interest in placing the remaining and additional Hellyer zinc concentrate amidst the continuing worldwide shortage (including into Europe), these can only be expected to improve further.

The Hellyer-Burnie trucking contract was finalised during the June 2006 quarter, although shiploading terms for Burnie deepwater port are still being negotiated with Pacific National.

The tailings dredging contract has been awarded to the CGC Group, but the electrical conversion of the dredge will most likely delay mobilisation and commissioning by 2 weeks to end-September.

The concrete bases at both the Shore Tanks Area and Storage Tanks Area are now complete and the relocation of existing storage tanks to the shore of the tailings dam is underway (Figures 5, 6 and 7 respectively.


2006/07/28

Figure 5: Shore Tanks Area near tailings dam – concrete bases complete


2006/07/28

Figure 6: Storage Tanks Area near Intec Hellyer Mill – concrete bases complete



Figure 7: Shore Tanks Relocation – one tank segmented ready to relocate


INTEC
HELLYER MILL

Figure 8: Intec Hellyer Mill – external aspect

Work on plant and piping changes external to and within, and refurbishment of, the Intec Hellyer Mill (Figures 8 and 9) are ongoing, with all reagent piping now completed.



Figure 9: Part of the flotation circuit at the Intec Hellyer Mill, with the SAG and ball mills in the background

The HZCP timeline thus remains on track as follows:

- Labour force engaged: July
- Off-take contracts finalised (~ 50 Kt to China, ~ 20Kt to Europe): July/August
- Mill Refurbishment & tailings dam shore facilities completed: August/September
- Dredge Mobilisation: September
- Mill Commissioning: September

Indicative HZCP economics (divided 50/50 with Polymetals) are set out in the following table:

EBITDA (total project)	**Base Prices A$m[1]**	**Recent Prices A$m[2]**
1.5 mtpa	18.7	39.1
2.0 mtpa	26.4	53.5

1 Zn US$0.90/lb, Pb US$0.50/lb, Ag US$9.00/oz, US$/A$0.74 exchange
2 Zn US$1.55/lb, Pb US$0.55/lb, Ag US$14.00/oz, US$/A$0.77 exchange

In addition to the potential to increase the tailings throughput of the HZCP from 1.5 up to 2 million tonnes per annum, there is also the possibility of beneficiating EAFD in order to blend it with the Hellyer zinc concentrates. Research into the beneficiation of EAFD has previously been undertaken jointly by the CSIRO and Smorgon Steel and would involve the removal of soluble salts by water wash and of the magnetic fraction (mainly iron oxides) by drum magnet, resulting in EAFD beneficiated to around 40% zinc. This could be achieved at low cost and would increase overall zinc units in the blended Hellyer zinc concentrates produced annually by about one third.

Stage 2 Zinc Intermediates Production

Stage 2 would entail the production of zinc intermediate products from EAFD, Zeehan slag and other zinc-bearing oxidised residues. This project is currently under study and may initially involve the re-configuration of the Burnie demonstration plant to produce (if possible) a high quality zinc oxide, selling at a premium to its zinc metal content.

Stage 2 has the benefit of being both relatively small scale (but treating high grade feeds) and therefore with a low upfront capital cost. It could be brought into production earlier and with readily manageable technical challenges, and then the zinc intermediates plant could later be integrated into the larger Hellyer Metals Project.

Stage 3 Hellyer Metals Project ('HMP')

INL's Hellyer Metals Project demonstration plant (the Plant) has been operating within the requirements of 'Steady State' for the past seven weeks. The Steady State program will conclude on 14 August 2006, by which time, nine weeks of steady operation are expected to have been achieved.

Operations will continue until the end of August to allow for two campaigns on Zeehan slag, at which point, all data required from the Plant for the HMP Feasibility Study will have been collected.

The Plant will then be decommissioned and placed on care and maintenance, pending Stage 2 above.

A series of satellite projects have been commenced to finalise the reprocessing of the various intermediate products such as the copper oxychloride precipitate and lead/silver cement and will be reported on when completed.

The five Steady State criteria stipulated by Behre Dolbear Australia and quoted in the previous quarterly report are repeated below for clarity.

1. All unit process steps are to perform continuously for at least 85% of the time at 95% of design parameters.
2. A minimum average of 85kg of zinc cathode per day is to be produced.

3. Feed rates are to be maintained at a minimum of 95% of design criteria.
4. Recovery of all metals is to be at least 95% of design criteria.
5. Product specifications are to be met for at least 95% of the tonnage produced.

Over the past five weeks, the Plant has achieved the following outcomes against the Steady State criteria listed above.

1. This requirement has been met.
2. Average cathode production has been 13% above requirement, although the zinc electrowinning cell is still not operating consistently at targeted design specifications.
3. The average feed rate has been consistently above specification.
4. Metal recoveries have been achieved as follows:
    a. Zinc, lead and silver recoveries have met requirements.
    b. Copper recovery has been variable with an average 16% below the minimum requirement.
    c. Gold recovery, as stated in the previous quarterly report, is not expected to exceed 85% of specification, however no further data are available due to severe delays in analyses by independent laboratories.
5. Product specifications have been achieved as follows:
    a. Zinc cathode has been consistently superior to Prime Western Grade and is being cast into ingot form for repatriation to Smorgon Steel's galvanising operations.
    b. Lead/silver cement has met requirements except for an elevated copper content.
    c. Copper precipitate specification has been amended due to a change in plant operating procedure and is no longer relevant. Conversion of the current-production copper precipitate to copper sulphate final product is the subject of a pilot program by a commercial process vendor.
    d. Gold bullion is not being produced due to the very small quantities involved, however its loading onto activated carbon and subsequent stripping with recycle of the carbon is being carried out continuously using Plant liquor.

All of the data from the Plant and its satellite projects will be assimilated into a comprehensive and independent report by Ammtec Ltd which will become available later in 2006. This will form the basis of the HMP Feasibility Study to be recommenced by WorleyParsons. However it should be noted that the Company's present focus on Stages 1 and 2, in order to capture the elevated values of the present zinc price cycle, will inevitably result in some deferment of Stage 3 into the medium term.

Bass Metals Ltd

INL's 22%-owned exploration vehicle Bass Metals Ltd (ASX code: BSM) has progressed its Que River and Mt Charter projects together with drilling deeper targets in the Hellyer vicinity. Since the end of the June 2006 quarter BSM has announced its acquisition of a series of exploration tenements contiguous to Hellyer from Sarison Mineral Holdings Ltd (ASX code: SAR). Further information is available from BSM's own ASX announcements, but overall INL's board and

management is highly encouraged by BSM's exploration progress and the SAR deal, and therefore intends to continue to financially support BSM's project development.

Corporate

The Company's cash balance at 30 June 2006 was A$6,384,000.

During the June 2006 quarter, INL raised A$11,340,000 by way of a Share Placement and Purchase Plan as detailed in the Company's ASX announcement of 1 June 2006. Since then, the Company has repaid all of its a$4,785,000 borrowings from Macquarie Bank, from which it continues to have access to a (presently unused) A$2,500,000 working capital facility.

In light of all of the above, the Company's working capital position is more than sufficient for its purposes through until it becomes strongly cashflow positive via the HZCP later this year.

Yours faithfully
Intec Ltd

Philip R. Wood

Philip R Wood
Managing Director and Chief Executive Officer

Rule 4.7B

Appendix 4C

Quarterly report for entities admitted on the basis of commitments

Introduced 31/3/2000. Amended 30/9/2001

Name of entity

Intec Ltd

ABN	Quarter ended ("current quarter")
25 001 150 849	30 June 2006

Consolidated statement of cash flows

		Current quarter $A'000	Year to date (12 months) $A'000
	Cash flows related to operating activities		
1.1	Receipts from product sales and related debtors		
1.2	Payments for:		
	(a) staff costs	(522)	(2,211)
	(b) advertising and marketing	-	(115)
	(c) research and development	(62)	(466)
	(d) bankable feasibility study	(1,786)	(4,146)
	(e) other working capital	(73)	(2,282)
	(f) administration and corporate costs	(756)	(2,042)
1.3	Dividends received		
1.4	Interest and other items of a similar nature received	49	113
1.5	Interest and other costs of finance paid	(132)	(132)
1.6	Income tax rebate received		
1.7	Other income	294	2,998
	Net operating cash flows	(2,988)	(8,283)

+ See chapter 19 for defined terms.

		Current quarter $A'000	Year to date (12 months) $A'000
1.8	Net operating cash flows (carried forward)	(2,988)	(8,283)
	Cash flows related to investing activities		
1.9	Payment for purchases of:		
	(a) prospects		
	(b) equity investments		
	(c) other fixed assets	(12)	(1,391)
1.10	Proceeds from sale of:		
	(a) prospects		
	(b) equity investments		
	(c) other fixed assets		
1.11	Loans to other entities	-	-
1.12	Loans repaid by other entities	-	-
1.13	Other (provide details if material)	-	-
	Net investing cash flows	(12)	(1,391)
1.14	**Total operating and investing cash flows**	(3,000)	(9,674)
	Cash flows related to financing activities		
1.15	Proceeds from issues of shares, options, etc.	11,371	11,871
1.16	Proceeds from sale of forfeited shares		
1.17	Proceeds from borrowings	-	4,785
1.18	Repayment of borrowings	(4,785)	(4,785)
1.19	Dividends paid		
1.20	Other (provide details if material) – share issue costs	(358)	(358)
	Net financing cash flows	6,228	11,513
	Net increase (decrease) in cash held	3,228	1,839
1.21	Cash at beginning of quarter/year	3,156	4,545
1.22	Exchange rate adjustments to item 1.20	-	-
1.23	**Cash at end of quarter**	6,384	6,384

+ See chapter 19 for defined terms.

Payments to directors of the entity and associates of the directors
Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.24	Aggregate amount of payments to the parties included in item 1.2	144
1.25	Aggregate amount of loans to the parties included in item 1.11	

1.26 Explanation necessary for an understanding of the transactions

Salaries, Directors fees and consultancy fees at normal commercial rates.

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

Nil

2.2 Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest

Nil

Financing facilities available

Add notes as necessary for an understanding of the position. (See AASB 1026 paragraph 12.2).

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities	2,500	Nil
3.2	Credit standby arrangements	Nil	Nil

+ See chapter 19 for defined terms.

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter $A'000	Previous quarter $A'000
4.1	Cash on hand and at bank	215	3,156
4.2	Deposits at call	869	-
4.3	Bank overdraft		-
4.4	Other – 30 day bank bills	5,300	-
	Total: cash at end of quarter (item 1.23)	6,384	3,156

Acquisitions and disposals of business entities

		Acquisitions *(Item 1.9(a))*	Disposals *(Item 1.10(a))*
5.1	Name of entity	Not Applicable	Not Applicable
5.2	Place of incorporation or registration		
5.3	Consideration for acquisition or disposal		
5.4	Total net assets		
5.5	Nature of business		

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act (except to the extent that information is not required because of note 2) or other standards acceptable to ASX.

2 This statement does/~~does not~~ give a true and fair view of the matters disclosed.

Sign here: Philip R. Wood Date: 31 July 2006
(Director/~~Company Secretary~~)

Print name: Philip R Wood

+ See chapter 19 for defined terms.

Notes

1. The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2. The definitions in, and provisions of, *AASB 1026: Statement of Cash Flows* apply to this report except for the paragraphs of the Standard set out below.

   - 6.2 - reconciliation of cash flows arising from operating activities to operating profit or loss
   - 9.2 - itemised disclosure relating to acquisitions
   - 9.4 - itemised disclosure relating to disposals
   - 12.1(a) - policy for classification of cash items
   - 12.3 - disclosure of restrictions on use of cash
   - 13.1 - comparative information

3. **Accounting Standards.** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Intec Ltd
ABN	25 001 150 849

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

	Philip Ronald Wood
Date of last notice	9 May 2006

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct and indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Shares acquired by superannuation fund and by wife and children.
Date of change	1 June 2006 and 15 June 2006
No. of securities held prior to change	613,714 (as registered holder) 667,362 (indirectly) 2,617,298 unquoted employee options
Class – where change occurred	Fully Paid Ordinary Shares
Number acquired	45,455 directly and 196,239 indirectly
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	A$20,000 (A$0.11 per share) (SPP) and A$2,090.75 (A$0.14 per share) off market trade
No. of securities held after change	659,169 (as registered holder) 863, 601 (indirectly) 2,617,298 unquoted employee options
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Shares purchased in Share Purchase Plan (SPP) (227,275) and shares purchased off market (14,419).

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts – PR Wood

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	None
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Intec Ltd
ABN	25 001 150 849

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

	Anthony John Moyes
Date of last notice	18 November 2005

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct and indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Shares held in superannuation fund
Date of change	1 June 2006
No. of securities held prior to change	564,000 as registered holder (480,000 of these jointly with Mrs Kay Moyes) 840,578 indirectly 3,315.118 unquoted employee options
Class – where change occurred	Fully paid ordinary shares
Number acquired	45,455 fully paid ordinary shares - indirect
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	A$5,000 (A$0.11 per share)
No. of securities held after change	564,000 as registered holder (480,000 of these jointly with Mrs Kay Moyes) 886,033 indirectly 3,315,118 unquoted employee options
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Shares purchased in Share Purchase Plan

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts – AJ Moyes

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	None
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Intec Ltd
ABN	25 001 150 849

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

	Ian Wargent Ross
Date of last notice	18 November 2005

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest	Not Applicable
Date of change	1 June 2006
No. of securities held prior to change	172,464 as registered holder 329,783 unquoted employee options
Class – where change occurred	Fully paid ordinary shares
Number acquired	45,455 fully paid ordinary shares
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	A$5,000 (A$0.11 per share)
No. of securities held after change	217,919 as registered holder 329,783 unquoted employee options
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Shares purchased in Share Purchase Plan

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts – IW Ross

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	None
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Intec Ltd
ABN	25 001 150 849

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

	Kenneth John Severs
Date of last notice	18 November 2005

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Not Applicable
Date of change	1 June 2006
No. of securities held prior to change	1,399,463 as registered holder (held jointly with Maria Ramsden Severs) 771,010 unquoted employee options
Class – where change occurred	Fully paid ordinary shares
Number acquired	45,455 fully paid ordinary shares
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	A$5,000 (A$0.11 per share)
No. of securities held after change	1,444,918 as registered holder (held jointly with Maria Ramsden Severs) 771,010 unquoted employee options
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Shares purchased in Share Purchase Plan

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts – KJ Severs

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	None
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Intec Ltd

ABN 25 001 150 849

Superior and Sustainable Metals Production

Gordon Chiu Building J01
Department of Chemical Engineering
Maze Crescent
University of Sydney NSW 2006
Australia

Phone: 02-9351-6741
Fax: 02-9351-7180
Email: mail@intec.com.au
Website: www.intec.com.au
ASX code: INL

13 September 2006

Companies Announcements Office
Australian Stock Exchange Limited

Summary update of activities accompanying lodgement of Appendix 4E

In its 2006 Annual Report to be lodged with the ASX by the end of September, Intec Ltd (ASX code: INL) will be providing a comprehensive description of all of its activities up to that time.

In the meantime, for the purposes of continuous disclosure, the Company advises as follows:

Hellyer Zinc Concentrate Project

This 50/50 joint venture with Polymetals (Hellyer) Pty Ltd is progressing well, with production now expected to commence in mid-October upon anticipated receipt of regulatory approval.

Burnie Demonstration Plant

This plant most recently treated Zeehan Slag successfully and is now in care and maintenance mode, pending completion of a comprehensive report on its operations by Ammtec due before the end of calendar 2006.

Hellyer Metals Project Feasibility Study

WorleyParsons has commenced the updating of previous feasibility study work to take account of process changes resulting from demonstration plant operations, together with increased capital and operating costs and metals prices.

Chairman

Mr Ian Ross has recently been appointed Chairman of the Company.

Yours faithfully
Intec Ltd

Philip R. Wood

Philip R Wood
Managing Director and Chief Executive Officer

Intec Ltd

ABN 25 001 150 849

Preliminary Final Report in accordance with Appendix 4E

Financial year ended 30 June 2006

Results for announcement to the market $A'000

Revenues from continuing operations	up	750%	to	3,114
Loss from ordinary activities after tax attributable to members	up	21%	to	(4,510)
Net loss for the period attributable to members	up	21%	to	(4,510)

Dividends	Amount per security	Franked amount per security
Final dividend	Nil ¢	Nil ¢
Previous corresponding period	Nil ¢	Nil ¢

Record date for determining entitlements to the dividend: Not applicable

Brief explanation of any of the figures reported above and short details of any bonus or cash issue or other item(s) of importance not previously released to the market:

During the year to 30 June 2006, the Company's main activities were the commercialisation of the Intec Processes, continued development of the Hellyer Metals Project (including completion of construction and subsequent operation of the Burnie demonstration plant and continuation of the related bankable feasibility study) and preparation for the Hellyer Zinc Concentrate Project 50/50 joint venture with Polymetals (Hellyer) Pty Ltd.

Consolidated income statement

	30 June 2006 $A'000	30 June 2005 $A'000
Revenue from continuing operations	**3,114**	366
Other income	**-**	1,816
Administration expense	**(1,122)**	(596)
Cost of sales	**(2,807)**	(741)
Depreciation and amortisation expense	**(676)**	(209)
Engineering and other consultants expenses	**(1,019)**	(22)
Employee benefits expense	**(4,157)**	(2,918)
Finance costs	**(638)**	-
Occupancy expense	**(591)**	(215)
Research and development expenses	**(312)**	(377)
Other expenses	**(480)**	(713)
Share of net losses of associate accounted for using the equity method	**(95)**	(121)
Loss before income tax	**(8,783)**	(3,730)
Income tax credit/(expense)	**4,273**	-
Loss attributable to members of Intec Ltd	**(4,510)**	(3,730)
	Cents	Cents
Loss per share attributable to the ordinary equity holders of the company:		
Basic loss per share	**1.0**	1.1
Diluted loss per share	**1.0**	1.1

Consolidated balance sheet

	30 June 2006 $A'000	30 June 2005 $A'000
ASSETS		
Current assets		
Cash and cash equivalents	6,493	4,545
Trade and other receivables	251	204
Other current assets	21	13
Total current assets	**6,765**	**4,762**
Non-current assets		
Receivables	190	243
Property, plant and equipment (net)	26,266	5,785
Equity investment in associated entity	932	1,079
Intangible assets	10	10
Total non-current assets	**27,398**	**7,117**
Total assets	**34,163**	**11,879**
LIABILITIES		
Current liabilities		
Trade and other payables	1,027	1,468
Total current liabilities	**1,027**	**1,468**
Non-current liabilities		
Provisions	59	106
Deferred income tax liability	1,572	-
Total non-current liabilities	**1,631**	**106**
Total liabilities	**2,658**	**1,574**
Net assets	**31,505**	**10,305**
EQUITY		
Contributed equity	56,680	45,242
Reserves	14,441	169
Accumulated losses	(39,616)	(35,106)
Total equity	**31,505**	**10,305**

Consolidated statement of changes in equity

	Year ended 30 June 2006 $A'000	Year ended 30 June 2005 $A'000
Total equity at the beginning of the financial year	**10,305**	2,468
Gain on revaluation of Hellyer minesite	**19,483**	-
Less deferred tax liability	**(5,845)**	-
Share of associate's reserves	**36**	-
Share of associate's capital raising costs	**(88)**	-
Net income recognised directly in equity	**13,586**	-
Loss for the year	**(4,510)**	(3,730)
Total recognised income and expense for the year	**(4,510)**	(3,730)
Transactions with equity holders in their capacity as equity holders		
Contributions of equity, net of transaction costs	**11,513**	11,398
Employee share options recognised in share based payments reserve	**98**	169
Options issued to Macquarie Bank Limited in consideration for entering into a financing facility recognised in share based payments reserve	**513**	-
	12,124	11,567
Total equity at the end of the financial year	**31,505**	10,305

Consolidated cash flow statement

	Year ended 30 June 2006 $A'000	Year ended 30 June 2005 $A'000
Cash flows related to operating activities		
Receipts from customers (inclusive of goods and services tax)	3,392	74
Payments to suppliers and employees (inclusive of goods and services tax)	(11,295)	(5,165)
Interest and other items of similar nature received	85	297
Interest paid	(125)	-
Government grants received	-	649
Net operating cash flows	**(7,943)**	**(4,145)**
Cash flows related to investing activities		
Payment for purchases of property, plant and equipment	(1,675)	(3,806)
Refunds of/(payments for) tenement security deposits	53	(4)
Payments for exploration expenditure	-	(3)
Net investing cash flows	**(1,622)**	**(3,813)**
Cash flows related to financing activities		
Proceeds from issues of shares	11,871	11,959
Equity raising expenses	(358)	(561)
Proceeds from borrowings	4,785	-
Repayment of borrowings	(4,785)	-
Net financing cash flows	**11,513**	**11,398**
Net increase (decrease) in cash held	**1,948**	**3,440**
Cash at the beginning of the financial year	4,545	1,105
Cash at the end of the financial year	**6,493**	**4,545**

Non-cash financing and investing activities

Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows are as follows.

	30 June 2006 $A'000	30 June 2005 $A'000
Sale of exploration tenements the consideration for which was 8,000,000 shares in Bass Metals Ltd.	-	1,200

Reconciliation of cash

Reconciliation of cash at the end of the year (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.	Year ended 30 June 2006 $A'000	Year ended 30 June 2005 $A'000
Cash on hand and at bank	1,193	428
Other - bank accepted bills of exchange	5,300	4,117
Total cash at end of year	**6,493**	**4,545**

Reconciliation of operating loss after income tax to net cash outflow from operating activities

	Year ended 30 June 2006 $A'000	Year ended 30 June 2005 $A'000
Operating loss after income tax	(4,510)	(3,730)
Non cash items and non operating cash flows included in profit and loss		
Share based payments expenses	611	169
Share of associate's loss	95	121
Depreciation and amortisation	676	209
Net profit on sale of tenements	-	(1,167)
	(3,128)	**(4,398)**
Decrease/(increase) in receivables	(46)	(86)
Decrease/(increase) in prepayments	(8)	(4)
Increase/(decrease) in trade creditors	(518)	(205)
Increase/(decrease) in other creditors	15	456
Increase/(decrease) in employee entitlements	15	92
Decrease/(increase) in deferred tax liability	(4,273)	-
Net operating cash flows	**(7,943)**	**(4,145)**

Dividends

Date the dividend is payable	Not applicable
Record date to determine entitlements to the dividend	Not applicable

No final dividend has been declared.

Dividend Reinvestment Plans

There are no dividend reinvestment plans in operation.

Consolidated Accumulated losses

	Year ended 30 June 2006 $A'000	Year ended 30 June 2005 $A'000
Accumulated losses at the beginning of the financial year	(35,106)	(31,376)
Net loss attributable to members	(4,510)	(3,730)
Accumulated losses at end of financial year	(39,616)	(35,106)

Control gained or loss of control over entities having material effect

Control gained over entities having material effect

Name of entity (or group of entities)	Not applicable
Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) since the date in the current period on which control was acquired	Not applicable
Date from which such profit has been calculated	Not applicable
Profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) for the whole of the previous corresponding period	Not applicable

Loss of control of entities having material effect

Name of entity (or group of entities)	Not applicable
Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) to the date of loss of control.	Not applicable
Date to which such profit (loss) has been calculated	Not applicable
Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) while controlled during the whole of the previous corresponding period	Not applicable
Contribution to consolidated profit (loss) from ordinary activities and extraordinary items from sale of interest leading to loss of control	Not applicable

Details of associates and joint venture entities

Investment in associates accounted for using the equity method

(a) Details of associate:

		Ownership interest		Carrying amount	
Name of Associate	**Principal Activities**	**2006 %**	2005 %	**2006 $,000**	2005 $,000
Bass Metals Limited	Mineral Exploration	**22.10**	43.84	**932**	1,079

(b) Share of reserves attributable to associates:

Share of associate's losses taken up in the consolidated financial statements		
Operating loss before tax	**(95)**	(121)
Income tax expense	-	-
Net operating loss after income tax as shown in the Income Statement	**(95)**	(121)
Accumulated losses at beginning of period	**(121)**	-
Accumulated losses at end of period	**(216)**	(121)

(c) Movement in equity accounted investment

Carrying amount of investment at beginning of financial year	**1,079**	-
Share of associate's current year losses after tax (refer (b))	**(95)**	(121)
Share of associate's increase in reserves	**36**	-
Share of associate's capital raising costs	**(88)**	-
Acquisition of investment	-	1,200
Carrying amount of investment at end of financial year	**932**	1,079

Summary of financial position of associated entity:

Current assets	**1,364**	544
Current liabilities	**(311)**	(71)
Non-current assets	**3,744**	1,451
Non-current liabilities	**(86)**	-
	4,711	2,027

Other notes to the condensed financial statements

Ratios

	Year ended 30 June 2006	Year ended 30 June 2005
Profit before tax / revenue Consolidated loss from continuing operations before tax as a percentage of revenue	(282.05)	(1,019.26)
Profit after tax / equity interests Consolidated net loss after tax attributable to members as a percentage of equity (similarly attributable) at the end of the year	(14.32)	(36.20)

NTA Backing

Net tangible assets per ordinary share	5.88 cents	2.43 cents

Earnings per security (EPS)

Details of basic and diluted EPS reported separately in accordance with paragraph 9 and 18 of AASB 1027: Earnings Per Share are as follows.

	Year ended 30 June 2006	Year ended 30 June 2005
Basic earnings per share (cents)	(1.03)	(1.1)
Diluted earnings per share (cents)	(1.03)	(1.1)
Weighted average number of ordinary shares outstanding during the period used in calculating the basic and diluted EPS.	438,715,136	349,602,479

Basis of preparation

The financial report has been prepared in accordance with Accounting Standards, Urgent Issues Group Consensus Views and other authoritative pronouncements of the Australian Accounting Standards Board and the Corporations Act 2001.

The financial report has been prepared on an accruals basis and is based on historical costs and, except where stated, does not take into account changing money values or current valuations of non-current assets. Cost is based on the fair values of the consideration given in exchange for assets.

The Company and controlled entities generated operating losses of $4,509,969 and net cash outflows from operations of $7,942,509 in the year ended 30 June 2006 as the Company continued to develop the Hellyer Metals Project and the commercialisation of the Intec Processes. During the 2005-06 financial year the Company raised approximately $11,512,933 of additional funds. As of balance date, the Company and controlled entities had net assets of $31,505,476 and cash balances of $6,492,968.

The group is working towards generating future income streams through its participation in the Hellyer Zinc Concentrate Project joint venture with Polymetals (Hellyer) Pty Ltd and the development of the Hellyer Metals Project.

The Directors believe that the consolidated entity will be successful in the above matters and, accordingly, have prepared the financial report on a going concern basis. The Directors regularly monitor the Company's cash position and on an on-going basis consider a number of strategic and operational plans and initiatives to ensure that adequate funding continues to be available for the Company to meet its business objectives.

Accounting Policies

The Appendix 4E does not include all notes of the type normally included within the annual financial report and therefore cannot be expected to provide as full an understanding of the financial performance, financial position and financing and investing activities of the Company as the full financial report.

The Appendix 4E should be read in conjunction with the Half-year Financial Report of Intec as at 31 December 2005. It is also recommended that the Appendix 4E be considered together with any public announcements made by Intec during the year ended 30 June 2006 in accordance with the continuous disclosure obligations arising under the Corporations Act 2001.

Plant and equipment

The Hellyer Mine plant and equipment is shown at fair value, based on periodic, but at least triennial, valuations by external independent valuers, less subsequent depreciation for buildings. Any accumulated depreciation at the date of revaluation is eliminated against the gross carrying amount of the asset and the net amount is restated to the revalued amount of the asset.

Increases in the carrying amounts arising on revaluation of land and buildings are credited, net of tax, to other reserves in shareholders' equity. To the extent that the increase reverses a decrease previously recognised in profit or loss, the increase is first recognised in profit or loss. Decreases that reverse previous increases of the same asset are first charged against revaluation reserves directly in equity to the extent of the remaining reserve attributable to the asset; all other decreases are charged to the income statement.

This represents a change in the accounting policies of the group. Previously all assets were recorded at cost. The impact of adopting this accounting policy is that the Hellyer Mine plant and equipment is now shown at directors valuation based on an independent valuation undertaken as at 30 June 2006 and has been increased by an amount of $19,482,203 which has been credited to the asset revaluation reserve.

Material factors affecting the revenues and expenses of the economic entity for the current year.

Operation of the Burnie demonstration plant and progression of the bankable feasibility study for the Hellyer Metals Project.

A description of each event since the end of the current period which has had a material effect and which is not already reported elsewhere in this Appendix or in attachments, with financial effect quantified (if possible).

The consolidated entity participated in a share placement by Bass Metals Ltd (ASX code: BSM) on 16 August 2006, by investing $580,000 in consideration of the issue to it of 3,625,000 BSM shares at $0.16 per share.

A discussion of trends in performance

Intec's corporate strategy is to acquire interests in minerals projects where its technology creates additional value. This is exemplified by the Hellyer Metals Project acquisition which will continue to be the focus of the Company's activities in the short to medium term. In addition, the Company seeks to realise value from its assets as appropriate in order to take advantage of market conditions, such as its initiation of, and participation in, the Hellyer Zinc Concentrate Project joint venture with Polymetals (Hellyer) Pty Ltd.

There are no franking credits available.

The Company is not expected to declare a dividend in the short term.

Implementation of Australian Equivalents of International Financial Reporting Standards ('AIFRS')

These financial statements are the first Intec Ltd financial statements to be prepared in accordance with AIFRSs. AASB1 *First-time Adoption of Australian equivalents to International Financial Reporting Standards* has been applied in preparing these financial statements.

Financial statements of Intec Ltd until 30 June 2005 had been prepared in accordance with previous Australian Generally Accepted Accounting Principles (AGAAP). AGAAP differs in certain respects from AIFRS. When preparing the Intec Ltd 2006 financial statements, management has amended certain accounting, valuation and consolidation methods applied in the AGAAP financial statements to comply with AIFRS. With the exception of financial instruments, the comparative figures in respect of 2005 were restated to reflect these adjustments. The Group has taken the exemption available under AASB 1 to only apply AASB 132 and AASB 139 from 1 July 2005.

Reconciliation of equity reported under previous Australian Generally Accepted Accounting Principles (AGAAP) to equity under Australian equivalents to IFRSs (AIFRS)

	At the date of transition to AIFRS: 1 July 2004		
	Previous AGAAP $	Effect of transition to AIFRS $	AIFRS $
ASSETS			
Current assets			
Cash and cash equivalents	1,104	-	1,104
Trade and other receivables	68	-	68
Other current assets	10	-	10
Total current assets	1,182	-	1,182
Non-current assets			
Receivables	240	-	240
Investments	-	-	-
Exploration costs	30	-	30
Plant and equipment	1,688	-	1,688
Intangible assets	10	-	10
Total non-current assets	1,968	-	1,965
Total assets	3,150	-	3,150
LIABILITIES			
Current liabilities			
Trade and other payables	617	-	617
Total current liabilities	617	-	617
Non-current liabilities			
Provisions	65	-	65
Total non-current liabilities	65	-	65
Total liabilities	682	-	682
Net assets	2,468	-	2,468
EQUITY			
Contributed equity	33,844	-	33,844
Accumulated losses	(31,376)	-	(31,376)
Total equity	2,468	-	2,468

Explanation of transition to Australian equivalents to IFRSs (continued)

	At the end of the last reporting period under previous AGAAP 30 June 2005		
	Previous AGAAP $	Effect of transition to AIFRS $	AIFRS $
ASSETS			
Current assets			
Cash and cash equivalents	4,545	-	4,545
Trade and other receivables	204	-	204
Other current assets	13	-	13
Total current assets	4,762	-	4,762
Non-current assets			
Receivables	243	-	243
Investments accounted for using the equity method	1,079	-	1,079
Other financial assets	-	-	-
Property, plant and equipment	5,785	-	5,785
Intangible assets	10	-	10
Total non-current assets	7,117	-	7,117
Total assets	11,879	-	11,879
LIABILITIES			
Current liabilities			
Trade and other payables	1,468	-	1,468
Total current liabilities	1,468	-	1,468
Non-current liabilities			
Provisions	106	-	106
Total non-current liabilities	106	-	106
Total liabilities	1,574	-	1,574
Net assets	10,305	-	10,305
EQUITY			
Contributed equity	45,242	-	45,242
Reserves	-	169	169
Accumulated losses	(34,937)	(169)	(35,106)
Total equity	10,305	-	10,305

Explanation of transition to Australian equivalents to IFRSs (continued)

	Reconciliation of profit for the year ended 30 June 2005		
	Previous AGAAP $	Effect of transition to AIFRS $	AIFRS $
Revenue from continuing operations	2,215	(1,849)	366
Other income	-	1,816	1,816
Equity share of losses of associated entities	(121)	-	(121)
Administration expense	(596)	-	(596)
Cost of sales	(741)	-	(741)
Depreciation and amortisation expenses	(209)	-	(209)
Employee benefits expenses	(2,749)	(169)	(2,918)
Engineering and other consultants expenses	(22)	-	(22)
Occupancy expense	(214)	-	(214)
Provision against advances to controlled entity	-	-	-
Research and development expenses	(377)	-	(377)
Other expenses from ordinary activities	(746)	33	(713)
Loss from ordinary activities before income tax expense	(3,561)	(169)	(3,730)
Income tax (expense) benefit relating to ordinary activities	-	-	-
Net loss attributable to members of Intec Ltd	(3,561)	(169)	(3,730)
Basic and diluted earnings (loss) per share (cents per share)	(1.0)		(1.1)

Explanation of transition to Australian equivalents to IFRSs (continued)

Reconciliation of cash flow statement for the year ended 30 June 2005

The adoption of AIFRSs has not resulted in any material adjustments to the cash flow statement.

Notes to the reconciliations

(a) Share-based payments

Under AASB 2 *Share-based Payment* from 1 July 2004 the Group is required to recognise an expense for those options that were issued to employees under the Intec Ltd Option Plan after 7 November 2002 but that had not vested by 1 January 2005. The effect of this is:

(i) At 1 July 2004

For the Group there has been no decrease in accumulated losses.

(ii) At 30 June 2005

For the Group there has been a decrease in retained earnings of $169,117 and a corresponding increase in reserves. The effect is the same for the parent entity.

(iii) For the year ended 30 June 2005

For the Group and the parent entity there has been an increase in employee benefits expense of $169,117.

(b) Financial instruments

The Group has elected to apply the exemption from restatement of comparatives for AASB 132 *Financial Instruments: Disclosure and Presentation* and AASB 139 *Financial Instruments: Recognition and Measurement.* It has therefore continued to apply the previous AGAAP rules to derivatives, financial assets and financial liabilities and also to hedge relationships for the year ended 30 June 2005. There are no adjustments required for differences between previous AGAAP and AASB 132 and AASB 139 to be recognised at 1 July 2005.

(c) Proceeds on sale of non-current assets

Under previous AGAAP, proceeds from the sale of non-current assets were included in revenue and the book value of the assets sold was included in other expense. Under AIFRS, net gains on the sale of assets are presented in other income and net losses in other expense. The effect of this is:

(i) At 1 July 2004 and 30 June 2005

There is no effect on the Group or the parent entity.

(ii) For the year ended 30 June 2005

For the Group, revenue and other expense have decreased by $32,946 and for the parent entity they have decreased by nil. There is no effect on profit for the year.

(d) Accumulated losses

The effect on accumulated losses of the changes set out above are as follows:

	1 July 2004 $	30 June 2005 $
Share-based payments	-	169
Total adjustment	-	169

Adjustments on transition to AASB132 Financial Instruments: Disclosure and Presentation and AASB139 Financial Instruments: Recognition and Measurement 1 July 2005

The adoption of AIFRSs has not resulted in any material adjustments in respect of these standards.

Compliance statement

This general purpose financial report has been prepared in accordance with Australian equivalents to International Financial Reporting Standards (AIFRSs), other authoritative pronouncements of the Australian Accounting Standards Board, Urgent Issues Group Interpretations and the *Corporations Act 2001*.

Compliance with IFRSs

Australian Accounting Standards include AIFRSs. Compliance with AIFRSs ensures that the consolidated financial statements and notes of VALUE AIFRS comply with International Financial Reporting Standards (IFRSs). The parent entity financial statements and notes also comply with IFRSs except that it has elected to apply the relief provided to parent entities in respect of certain disclosure requirements contained in AASB 132 *Financial Instruments: Presentation and Disclosure.*

This report gives a true and fair view of the matters disclosed. This report is based on accounts which are in the process of being audited.

The entity has a formally constituted audit committee.

Sign here: *Philip R Wood*

Date: 13 September 2006

Managing Director & Chief Executive Officer

Print name: Philip R Wood

Intec Ltd

ABN 25 001 150 849

Superior and Sustainable Metals Production

Gordon Chiu Building J01
Department of Chemical Engineering
Maze Crescent
University of Sydney NSW 2006
Australia

Phone: 02-9351-6741
Fax: 02-9351-7180
Email: mail@intec.com.au
Website: www.intec.com.au
ASX code: INL

25 September 2006

Companies Announcements Office
Australian Stock Exchange Limited

Issue under Intec Option Plan

Under the terms of the Intec Option Plan (IOP) and pursuant to the recommendation of its Remuneration Committee, the Board of Directors of Intec Ltd (ASX code: INL) announces the grant of 5,050,000 options as recognition and incentive for INL staff and key consultants (excluding Directors), who have advanced the technical, project and corporate progress of INL during the 18 month period 1 January 2005 to 30 June 2006.

The options are exercisable at A$0.11 (11 cents) for a period of five years expiring on 30 August 2011. A copy of Appendix 3B as required by Listing Rule 3.10 is attached.

Additionally under the IOP, it is proposed to grant 2,600,000 options on the same terms and in respect of the same period as above to INL's Directors as follows:

Mr Ian W Ross (Chairman) - 400,000 options

Mr Philip R Wood (Managing Director and Chief Executive Officer) - 1,200,000 options

Mr A John Moyes (Technical Director) – 700,000 options

Mr Kenneth J Severs (Non-executive Director) – 300,000 options

The granting of these options to INL Directors is subject to approval by INL shareholders at the Annual General Meeting to be held on 15 November 2006.

Assuming that these options are approved, the total number of options granted under the IOP will remain at just less than 5% of INL's issued share capital.

Yours faithfully
Intec Ltd

Robert J Waring
Company Secretary

Appen3bSep2006issueofoptions

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Intec Ltd

ABN

25 001 150 849

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	**5,050,000 options**
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	**5,050,000 options**
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	**The options are issued to 12 staff and six key consultants and are to subscribe for ordinary shares at an exercise price of $0.11, and are exercisable at any time until expiry on 30 August 2011.**

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	**No** **The securities (options) would rank equally with INL fully paid ordinary shares upon exercise by an optionholder.**
5	Issue price or consideration	**The options are granted without charge and the option exercise price is $0.11.**
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	**Grant of options under the Intec Option Plan to recognise the important role of staff and key consultants in advancing the success of INL.**
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	**25 September 2006**

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	**535,445,463**	**Fully paid Ordinary Shares**

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	**6,645,097**	**16 July 2007 Options – exercise price $0.24625**
		4,189,196	**26 November 2008 Options – exercise price $0.10**
		25,000,000	**30 June 2008 Options – exercise price $0.08**
		1,275,000	**30 June 2009 Options – exercise price $0.49625**
		8,272,144	**24 February 2010 Options – exercise price $0.069**
		5,050,000	**30 August 2011 Options – exercise price $0.11**

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	**Options granted will have no participation in dividends until they are exercised.**

Part 2 - Bonus issue or pro rata issue

11 to 33	Is security holder approval required?	**Questions 11 to 33 are not applicable.**

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

Questions 34 to 42	**Questions 34 to 42 are Not applicable**

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: *R Waring* (Secretary) Date: **25 September 2006**

Print name: **Robert J Waring**

Appen3b



Intec Ltd

ASX Code: INL
ABN 25 001 150 849

Superior and Sustainable Metals Production

Annual Report 2006

Contents



Photo above: Intec's Burnie Demonstration Plant that produced zinc, lead, copper, gold and silver metals products from Hellyer tailings, electric arc furnace dust and Zeehan Slags during 2006.

Photo Front Cover: Internal view of the Intec Hellyer Mill, showing Control Room (top left), SAG and Ball Mills (top centre) and flotation circuit (foreground).



Intec Ltd

ABN 25 001 150 849

Superior and Sustainable Metals Production

Gordon Chiu Building J01
Department of Chemical Engineering
Maze Crescent
University of Sydney NSW 2006
Australia

Phone: 02-9351-6741
Fax: 02-9351-7180
Email: mail@intec.com.au
Website: www.intec.com.au
ASX code: INL

Letter from Chairman and Managing Director and Chief Executive Officer

28 September 2006

This is Intec Ltd's ("Intec's") fifth Annual Report since listing on the Australian Stock Exchange and includes its financial statements for the year to 30 June 2006. During the year Intec's share price rose from 6.5 cents to 12.5 cents (see Figure 1) and its market capitalisation (inclusive of the June 2006 A$11 million capital raising) grew from A$27 million to A$67 million.


Volume
Shareprice
Volume
Share Price
16,000,000
14,000,000
12,000,000
10,000,000
8,000,000
6,000,000
4,000,000
2,000,000
0
$0.180
$0.160
$0.140
$0.120
$0.100
$0.080
$0.060
$0.040
$0.020
$-
Jul-05
Aug-05
Sep-05
Oct-05
Dec-05
Feb-06
Mar-06
May-06
Jun-06
Jul-06
Aug-06

Figure 1: Intec Share Price Chart

This welcome increase in Intec's market value is principally due to the imminent re-start of operations at our Hellyer Mine to produce saleable zinc bulk concentrate. This has been made economically attractive by the very strong rise in the price of zinc in the past year, linked to the relentless worldwide reduction in available zinc metals stocks (see Figure 2).


AUD Zinc Price
Stocks
AUD/t
LME Stockpiles (t)
6,300
5,300
4,300
3,300
2,300
1,300
300
700,000
600,000
500,000
400,000
300,000
200,000
100,000
-
Jul-05
Oct-05
Jan-06
Apr-06
Jul-06

Figure 2: Daily Closing Cash A$ Zinc Price & LME Zinc Stocks

As we write, our 50/50 joint venture partner Polymetals (Hellyer) Pty Ltd is completing the final necessary steps prior to scheduled production commencement next month and firm contracts have already been signed with our Chinese smelter customers. We wish to record our appreciation for the highly professional, timely and efficient way in which Polymetals has tackled the myriad technical, logistical, workforce and regulatory challenges that confront commercial production start-ups in the current frenetic mining industry environment.

When you read Intec's financial statements you will observe that your Directors have approved a substantial A$20 million revaluation of the Intec Hellyer Mill and related infrastructure. This strengthening of Intec's balance sheet reflects the intended utilisation of these assets for commercial production, in other words as a 'going concern'. The independent expert revaluation is still far below replacement cost, but shows that Intec is fortunate to own Hellyer as a major strategic asset, to be used for the benefit of the Company and regional mining companies long into the future.

For example, Intec is the largest shareholder of Bass Metals Ltd which listed on the ASX (initially as Resource Finance and Investments Ltd) in October 2005. Since then, Bass Metals has proven up a number of base and precious metals resources in the vicinity of Hellyer and could be in production by the end of this calendar year. We registered our appreciation of the success of Bass Metals to date by participating in its recent capital raising in order to maintain our proportionate shareholding and seat on the board of this energetic young exploration company.

Intec's other predominant focus during the year has been the operation of our polymetallic demonstration plant at Burnie. Many of you were able to attend the official opening of this plant by the Tasmanian Resources Minister on 15 September 2005. Since then, a dedicated workforce and technical management team have expended huge efforts to implement Intec's proprietary technology to deliver the desired outcomes of recovering five payable metals (zinc, lead, copper, gold and silver) from Hellyer tailings, zinc-bearing electric arc furnace dust (EAFD) and 'Zeehan Slags'. This highly complex exercise is at the forefront of this technology field has certainly engendered its fair share of frustrations, but a great deal has been learned and 'steady state' was definitively achieved.

The results of the demonstration plant and ancillary product recovery operations will all be encapsulated in

a comprehensive independent report by Ammtec Limited due by the end of calendar 2006. The conclusions of this report are being fed into a review by WorleyParsons of our earlier Hellyer Metals Project pre-feasibility study, which will also take into account both escalating capital and operating costs on the one hand and rising metals prices on the other.

Early in calendar 2006 your Company acquired from Smorgon Steel a large stockpile of EAFD in Melbourne. The prevailing high zinc price has invigorated our efforts to identify the earliest possible processing route to generate a saleable zinc product from our EAFD resource and indeed from the ongoing production of EAFD in Australia. It is likely that these efforts will lead to successive stages of treating EAFD to produce progressively higher value zinc products and we have similar intentions for the zinc-bearing Zeehan Slags resource, trial treatment of which has exceeded our expectations.

Intec has had a successful 2006 financial year, though this has undoubtedly been greatly assisted by the buoyant metal prices for which it can take scant credit! We look forward to seeing as many of you as possible at Intec's annual general meeting to be held on 15 November 2006, where we will further explain the exciting future for your Company and respond to your welcome views.

Yours sincerely

Ian W Ross
Chairman

Philip R Wood
Managing Director & Chief Executive Officer



The Intec Board outside the Company's headquarters at the University of Sydney: (from left) Robert Waring (Company Secretary), Philip Wood (Managing Director & CEO), John Moyes (Technical Director), Ken Severs (Non-executive Director) and Ian Ross (Chairman).

Review of Operations

Introduction

The principal activities of the Company during and since the 2006 financial year were:

1. The instigation of the Hellyer Zinc Concentrate Project (HZCP) joint venture with the Polymetals group (PMS).
2. The acquisition of a strategic stockpile of electric arc furnace dust (EAFD) and the successful treatment of both EAFD and Zeehan Slags at the Burnie demonstration plant.
3. The completion of 'steady state' operations at the Burnie demonstration plant to provide data for the Hellyer Metals Project.
4. The continued support of our 20.5% owned regional exploration vehicle Bass Metals Ltd.
5. Servicing innumerable local and overseas enquiries regarding our world-leading portfolio of chloride hydrometallurgical technologies.

1. The Hellyer Zinc Concentrate Project (HZCP)

On 5 April 2006 Intec entered into a Conditional Letter Agreement with PMS for the retreatment of the Hellyer tailings through the 1.5 mtpa Hellyer grinding and flotation mill (the Intec Hellyer Mill) to produce saleable bulk zinc/lead/silver concentrate (the Project). Intec and PMS have since agreed the terms of the unincorporated joint venture (JV) agreement between them, which is activated after Intec-approved expenditure on HZCP start-up of A$6 million by PMS as the operator.

Intec is uniquely positioned to commence zinc production early and cheaply because its already granted mining lease at Hellyer (See Figure 1) comprises its substantial above ground zinc-bearing tailings resource (See Figure 2) in immediate proximity to the modern large-scale Intec Hellyer Mill, which is both well-maintained and available. The Intec Hellyer Mill Complex is a 1.5 mtpa facility comprising a primary crusher, SAG mill, ball mill (See Figure 3), three tower mills, differential flotation circuits (See Figure 4), filtration, and all other necessary infrastructure to support the production of base metal concentrates, such as concentrate storage and loading facilities (See Figure 5). Along with Mt Lyell in the south and Rosebery/Renison in the centre, the Intec Hellyer Mill dominates ore processing capability in the northern section of the Mt Read Volcanics Belt in northwestern Tasmania. As such, the Company now views the Intec Hellyer Mill as a major strategic asset in the reinvigorated Tasmanian mining environment.


1
2
3
4
5
6

1. 55 ha tailings dam
2. 80km road & rail access to Burnie (deepwater port)
3. Hellyer mine adit (plugged)
4. 1.5 mtpa Hellyer Mill
5. Former Que River mine site
6. Electricity grid
7. Shale pit for initial HZCP residues

Figure 1: Aerial photograph of the entire Intec Hellyer Metals Project site



Figure 2: The Hellyer Tailings Dam



Figure 3: The ball mill in the Intec Hellyer Mill Complex



Figure 4: A partial view of the Intec Hellyer Mill's flotation circuit



Figure 5: Concentrates storage and loading facilities at Hellyer

The 10.9 million tonnes Hellyer tailings dam resource contains (along with lead, silver, gold and copper) 305,000 tonnes of zinc at an average grade of 2.8%, which alone at today's US$/A$ exchange rate and LME zinc price has an in-situ metal value of approximately A$1.4 billion.

Intec owns the intellectual property comprised in the 1999 Pre-Feasibility Study by Bateman Engineering for Dominion Mining Limited and Western Metals Limited on the retreatment of the Hellyer tailings. This included exhaustive metallurgical testwork demonstrating that, after a regrind to ~20 microns (the tailings presently have a p80 of ~45 microns) and flotation, 65% zinc recovery from the tailings into a bulk zinc (43%)/lead (9.5%)/silver (170gpt) concentrate is achievable. This earlier testwork has been favourably reconfirmed by testwork during 2006 at Burnie Research Laboratory (owned by Ammtec Limited).

The retreatment proposal considered in the Pre-Feasibility Study did not eventuate due largely to much lower metals prices at that time. Today however, Intec's and PMS's discussions with smelter end-customers and commodities trading houses have shown clearly that in the current environment of worldwide tightness in supply of zinc-bearing feedstocks, the HZCP's product is readily saleable on financially attractive terms. Consequently, a number of off-take contracts with Chinese customers have already been signed.

Thus, based on the present zinc price and US$/A$ exchange rate in the near-to-medium term (US$1.50/lb and US$0.75/A$ respectively), a tailings throughput rate of 1.5 mtpa, projected operating costs, including confirmed smelter and shipping terms, amounting to approximately A$60 million per annum, the HZCP would generate a profit before interest, tax, depreciation and amortization of approximately A$49 million per annum, split equally between the JV parties. It is expected that production will commence towards the end of October 2006.

The JV parties have agreed that PMS will operate the HZCP and sole-fund the start up costs up to an amount of A$6 million, whereupon the 50/50 JV is activated. After PMS has spent A$6 million, the JV will commence to bear the HZCP operating costs for a period of two years, with an option for PMS to renew the HZCP yearly for two further years. Four years after commencement of the JV, Intec will have the right to acquire PMS's 50% interest in the JV for A$1.

The JV is projected initially to produce about 63,000 tonnes of concentrate per annum, though it is intended over time to significantly increase this amount by expanding the tailings throughput capacity of the Intec Hellyer Mill to above 2 mtpa. Intec has commenced technical investigation of the opportunity to beneficiate and blend EAF dust (grading ~30% zinc) into the concentrate product (see below).

It is important to note that:

1) all Hellyer assets, the refurbishments of which will be depreciable capital improvements, remain the property of Intec at all times;

2) the refurbished Intec Hellyer Mill will be made available as much as practically possible to treat ores from regional miners (notably including Bass Metals Ltd which is 20.5% owned by Intec – see below); and

3) the retreatment residues from the Intec Hellyer Mill will be returned to the shale quarry and/or tailings dam where, though depleted of two thirds of their contained zinc value (and of 17% and 10% of their lead and silver values respectively), they will be available, after being augmented with high grade zinc secondary residues such as EAFD, Zeehan Slags and primary leach residues for treatment yet again via Intec's Hellyer Metals Project technology.

PMS is a privately owned mining company which operates the Nimbus Silver Mine near Kalgoorlie in WA and the Mt Boppy Gold Mine near Cobar in NSW. Nimbus is the only primary silver producer (130,000 oz per month) in Australia, while Mt Boppy has produced around 70,000 oz gold since PMS converted it from underground to open cut operations in 2002.

PMS enjoys the reputation of being a small and dynamic company with low overheads. Its experienced senior management team has an enviable track record of exploiting projects that larger companies are unable to develop. Its pragmatic ability to design, construct and operate its own operations makes PMS an ideal JV partner with Intec at Hellyer.

At the time of writing, the full HZCP labour force is now on site, 100% of the equipment has been procured and construction is 85% complete (see Figures 6, 7 and 8). The commissioning plan is in place, and in fact wet commissioning has already begun in certain parts of the flowsheet (see Figure 9). With the tailings dredging plan completed, the Tasmanian Government has approved the pumping of slurry around the circuit in anticipation of commencement of operations later in October.



Figure 7: Bird's eye view from crane bucket of storage tanks under construction on the foreshores of the Hellyer tailings dam



Figure 6: View across the Hellyer tailings dam to Shore Tanks



Figure 8: Storage tanks under final assembly adjacent to Intec Hellyer Mill.



Shore tank and pump station
TAILS DAM
Precipitation
Evaporation
Dredges
Water overflow
SHALE QUARRY - NEW TAILS STORAGE
Final tails pumped to shale quarry
Pumps return water to plant
Tails water overflow to wetlands and Que River
Southwell River freshwater pumps
Process water tank
Water to plant as wash water /make-up/gland sealing
Cyclopac
ROUGHER CIRCUIT
Tails thickener
TOWER MILL REGRIND
Underflow
BALL MILL
BULK CLEANER CIRCUIT
Surge tanks
Thickener overflow water to grinding cyclone feed sump
CONCENTRATES STOCKTANK
Bulk concentrate slurry
LASTA PRESSURE FILTER
BULK ZINC CONCENTRATE
BURNIE PORT STORAGE BAYS
BULK LOADER
SHIPS TO SMELTER

Figure 9: Hellyer Zinc Concentrate Project Flowsheet

2. Electric Arc Furnace Dust (EAFD) and Zeehan Slags

During calendar 2006 the Burnie demonstration plant successfully treated ~30% zinc-bearing EAFD supplied by the two Australian producers, Smorgon Steel and Onesteel, and then subsequently the ~14% zinc-bearing Zeehan Slags currently owned by Encore Metals NL. Intec now intends to move as quickly as possible to capture the zinc value of these feedstocks in the current price environment.

With this in mind and accompanied by receiving a A$2.42 million treatment fee, Intec acquired ownership and responsibility for the ~22,000 tonnes EAFD stockpile formerly owned by Smorgon Steel and warehoused in western Melbourne (see Figure 10). The stockpile grades around 25% zinc, for an in-situ zinc value of A$24 million at the current A$ zinc price. There are a number of treatment routes for this stockpile (and other EAFD currently produced) presently under investigation and Intec intends to select the earliest possible value-capturing opportunity, while working towards a long-term zinc metal production outcome.



Figure 10: Warehouse in western Melbourne containing ~22,000 tonnes EAFD

Following successful treatment of the Zeehan Slags in the Burnie demonstration plant, Intec and their owner Encore Metals NL are close to finalising a commercial arrangement which will take account of certain entitlements proposed by Zinifex in relation to this resource.

3. The Burnie Demonstration Plant

The demonstration plant program was successfully completed on 14 August after nearly 12 months of continuous operations, except for a 2-week Christmas shutdown.

Early commissioning problems were resolved during the first 3 months of operation with equipment modification completed over the Christmas break. By the completion of the program, 9 weeks of 'steady state' operation has been achieved.

Steady state operation is an essential requirement for the proof of process operability and stability as well as the generation of engineering data for the definitive feasibility study.

Steady state requirements have been defined as follows:

1. All unit process steps are performing continuously for at least 85% of the time at 95% of design parameters.
2. A minimum of 85 kg of zinc cathode is produced daily.
3. Feed rates are maintained at a minimum of 95% of design criteria.
4. Recoveries of all metals are at least 95% of design criteria.
5. Product specifications are met for at least 95% of the tonnage produced.

At program completion, the plant achieved the following outcomes against the steady state criteria listed above:

1. This requirement has been met.
2. Zinc production was in excess of requirement.
3. Feed rates have been consistently on specification.
4. Recoveries consistently met specification.
5. Product specifications have been met as follows:
   a) zinc cathode has been consistently superior to Prime Western Grade (design specification). The issues with consistency of cathode morphology were resolved, although only towards the end of the program. Some further operating time is required to gain complete confidence in the zinc cell stability;
   b) lead/silver cement grade has been within specification since the installation of a new reactor design and improved control of zinc dust addition;
   c) copper precipitate specification has been met; and
   d) gold extraction was on average 85% of the original specification, which has now been amended. Gold recovery was carried out on a side stream to make the activated carbon stripping operation more manageable.

Although the performance of the aeration system for the leach circuit is not specified in the steady state criteria, it should be noted that the base metal leach is operating satisfactorily with air addition according to the process design. However, the pyrite leach has required oxygen for satisfactory operation, which is partly the result of the small size of the reactors (2 m^3) compared to the commercial plant reactors (600 m^3). Nonetheless, it is now considered that oxygen supplementation will be required at the commercial scale.

A program dedicated to Zeehan Slags was run for 2 weeks directly after conclusion of the steady state program. Results were above specifications by 15% for zinc extraction with residue filterability - a matter of some concern leading into the program - excellent.

A number of satellite programs have been in progress in parallel with the demonstration plant operations. These included the following:

1. production of a finished copper sulphate product for sale, which is now successfully completed;

2. conversion of the lead/silver cement into bullion to maximise revenue. This program is being carried out by the CSIRO and has just commenced; and

3. melting of zinc cathode to form ingots. This program has been successfully completed with just over 4 tonnes of ingot dispatched to Smorgon Steel for use in their galvanising operations (see Figure 11).



Figure 11: Prime Western Grade zinc ingots from the Burnie demonstration plant being stacked for shipment to Smorgon Steel's galvanising operations.

4. Refinement of the gold recovery circuit design is currently being undertaken with assurance from the A. J. Parker Centre of Perth, WA.

A detailed report of the demonstration plant program is now being prepared by Ammtec with assistance from WorleyParsons personnel and will be available by end-December 2006.

4. Bass Metals Ltd (ASX code: BSM)



Figure 12: Drilling by BSM at Que River has delineated a number of economic polymetallic orebodies capable of early mining.

BSM was floated on the ASX on 20 October 2005 under its former name Resource Finance and Investments Ltd. Intec is the largest shareholder in BSM and has the right to nominate a director (currently Kieran Rodgers, Intec's CFO) to the BSM board. In August 2006, Intec participated in a capital raising by BSM in recognition of BSM's progress to date and in order to maintain Intec's shareholding at a level above 20% prior to a future reduction to 18.3% following the issue of BSM shares to a third party as considersation for acquisition of certain exploration tenements.

During its brief life, BSM has energetically proven up a number of polymetallic orebodies at Que River near Hellyer (see Figure 12) and has prospective tenements elsewhere in the northern part of the Mt Read Volcanics zone. BSM has formed alliances with GeoInformatics (in relation to geophysical modelling), Zinifex (in relation to deep-drilling for Hellyer-style orebodies) and Mancala (in relation to mining at Que River).

BSM could commence production at Que River by the end of calendar 2006 and Intec is, in turn, hopeful of being able to treat BSM's ore at the Intec Hellyer Mill on mutually beneficial terms.

At the date of this Annual Report the market value of Intec's shareholding in BSM is just A$2.6 million. However Intec and BSM are both intent on achieving true regional mining/processing synergies in the future.

5. Technology and Development Collaboration

Intec is the world's leader in chloride hydrometallurgy, with a suite of patented technologies having a range of base and precious metal applications. Several years ago, Intec's Board took the conscious step of focussing on its own projects and resources and these alone have been more than enough to keep the Company busy.

Nonetheless, due in substantial part to the 'resources boom', Intec has been inundated by local and overseas mining companies that are keen to apply one or more of the Intec Processes to their various ores, concentrates and tailings.

Although many of the projects that we have encountered offer tremendous potential when combined with Intec's technology, our limited human and financial resources have precluded active participation (beyond laboratory testwork) for the time being. For this reason, Intec is becoming progressively more interested in technical collaboration with other companies that have capabilities in related fields and discussions so far held may be expected to reach announcable outcomes during the 2007 financial year.

Corporate

Mr Ian Ross became Chairman of the Board on 30 August 2006.

During the June 2006 quarter, Intec raised just over A$11 million by way of institutional placement and then a partially underwritten Shareholder Purchase Plan, all at 11 cents per share. The proceeds were used by Intec to retire debt and as working capital which will be sufficient to see the Company through until positive cashflow by the end of calendar 2006.

Additionally, the Company has access to a A$2.5 million working capital facility from Macquarie Bank's Metals and Energy Capital Division, which is currently undrawn.

Conclusion

Intec considers that buoyant metals prices are likely to persist during the current 2007 financial year, because of the slowness of supply-side response to high metals demand levels. Over time, however, it is likely that metals prices will moderate because worldwide production costs are likely to be substantially lower than current spot prices.

Intec is almost uniquely well-positioned to recommence early production and is presently intent on doing so, using hitherto unwanted metals-bearing resources such as tailings, EAFD, and Zeehan Slags. The Company thereby intends to capitalise on a successful 2006 financial year by becoming strongly cashflow positive during fiscal 2007, so affording it greater flexibility and management resources to pursue its longer-term goals which have great potential upside for its shareholders.

Directors' report

Your Directors present their report on the consolidated entity (referred to hereafter as the Group) consisting of Intec Ltd (Intec or the Company) and the entities it controlled at the end of, or during, the year ended 30 June 2006.

Directors

The following persons were Directors of the Company during the whole of the financial year and up to the date of this report except for Mr Richard H Jenkins who resigned on 14 March 2006.

Ian W Ross
Chairman

Mr Ross has extensive corporate finance experience in Europe, North America, Africa, Australasia and Asia. He was a founding director of a group of mining companies located in the People's Republic of China (PRC) which was acquired by the Ivanhoe group in 1994. His ensuing senior executive roles with Ivanhoe Capital Corporation included several years resident in the PRC as the Ivanhoe Group's director and as vice chairman of Shanghai Land Corporation. Mr Ross is now resident in Sydney and was appointed a Non-executive Director of the Company on 19 September 2003. Mr Ross is a director of ASX-listed Union Resources Limited and has not been a director of any other ASX-listed company in the last three years.

Philip R Wood (BA (Syd), LLB (Syd), ASIA)
Managing Director and Chief Executive Officer

Mr Wood has qualified and practised as a legal and corporate adviser on local and international financial and commercial transactions in Sydney, New York, London and Hong Kong. He has been a Director of the Company since 1993. He was appointed Managing Director and Chief Executive Officer on 26 March 2001. He is responsible for implementation of corporate, financial and marketing strategies of the consolidated entity. Mr Wood has not been a director of any other ASX-listed company in the last three years.

A John Moyes (BA (Chem) (Macquarie))
Technical Director

Mr Moyes has over 30 years of experience in the mining and metals industry, encompassing minerals analysis, laboratory management, hydrometallurgical and electrochemical research, process development, plant design and project management. He has been a Director of the Company since 1995 and is presently its Technical Director. Mr Moyes has not been a director of any other ASX-listed company in the last three years.

Kenneth J Severs (BSc, C Eng, P Eng, FI Chem E)
Non-executive Director

Mr Severs is a senior chemical engineer with over 40 years of experience in the mining and metals industry. He has worked at all levels of management in extractive metallurgy including research and development, operations, projects, design, consultancy, marketing and executive functions. He has held senior executive positions with a number of large mining companies including nine years (1990-1999) for the Rio Tinto group as Group Metallurgical Executive and 24 years (1964-1988) for the Anglo American Group. Mr Severs was Managing Director of Intec Copper from 1995 to December 1998. He was appointed a Non-executive Director of the Company on 26 March 2001 and was Chairman from 10 October 2001 until 25 May 2004. Mr Severs has not been a director of any other ASX-listed company in the last three years.

Richard H Jenkins
Non-executive Director (resigned on 14 March 2006)

Mr Jenkins was an Executive Director of Macquarie Bank Limited from 1986 to 2001 and eventually co-headed Macquarie Investment Bank. He became a Non-executive Director of the Company on 22 March 2004 and was appointed Chairman on 25 May 2004. Mr Jenkins has not been a director of any other ASX-listed company in the last three years.

Company Secretary

Mr Robert J Waring (BEc, CA, FCIS, ASIA, FAICD)
Company Secretary

Mr Waring was appointed to the position of Company Secretary in 2001 and has over 34 years experience in financial and corporate roles including 15 years in company secretarial roles for ASX-listed companies and 12 years as a director of an ASX-listed company (including Platsearch NL for the past three years). He is a director of Oakhill Hamilton Pty Ltd, a company which provides secretarial and corporate advisory services to a range of listed and unlisted companies.

Meetings of Directors

The numbers of meetings of the Company's Board of Directors and of each board committee held during the year ended 30 June 2006, and the numbers of meetings attended by each director were:

	Full meetings of Directors		Meetings of committees					
			Audit		Corporate Governance		Remuneration	
	A	B	A	B	A	B	A	B
I W Ross	6	7	2	2	1	1	1	1
P R Wood	7	7	*	*	1	1	*	*
A J Moyes	7	7	*	*	*	*	*	*
K J Severs	6	7	2	2	1	1	1	1
R H Jenkins (resigned 14 March 2006)	5	6	2	2	1	1	1	1

A = Number of meetings attended
B = Number of meetings held during the time the Director held office or was a member of the committee during the year
* = Not a member of the relevant committee

Retirement, election and continuation in office of Directors

Mr R H Jenkins resigned as a Director on 14 March 2006.

Mr I W Ross is the Director retiring by rotation who, being eligible, offers himself for re-election.

Principal activities

During the year to 30 June 2006, the Group's main activities were the commercialisation of the Intec Processes, continued development of the Hellyer Metals Project, including completion of the construction and subsequent operation of the Burnie demonstration plant, continuation of the related bankable feasibility study and preparation for the Hellyer Zinc Concentrate Project Joint Venture with Polymetals Mining Services Pty Ltd.

There were no significant changes in the nature of the activities of the Group during the year.

Dividends - Intec Ltd

No dividends have been paid to members during the financial year and no recommendation is made as to the payment of dividends.

Review of operations

Information on the operations and financial position of the Group and its business strategies and prospects are set out in the review of operations in the annual report.

Significant changes in the state of affairs

Significant changes in the state of affairs of the Company during the financial year were as follows:

		2006 $
(a)	An increase in contributed equity of $11,525,919 (from $45,242,213 to $56,768,132) as a result of:	
	Issue of 48,119,484 fully paid ordinary shares at $0.11 each by way of a Shareholder Share Purchase Plan, net of transaction costs	**5,293,083**
	Issue of 400,000 fully paid ordinary shares at 6.9 cents each on exercise of options granted under the Intec Option Plan, including transfers from the share-based payments reserve	**27,600**
	Placement of 55,000,000 fully paid ordinary shares at 11 cents per share	**6,050,000**
	Placement of 7,246,377 fully paid ordinary shares to Macquarie Bank Limited at 6.9 cents per share	**500,000**
		11,870,683
	Transfer from share based payments reserve on exercise of 400,000 options	**12,985**
		11,883,668
	Transaction costs arising on share issues, net of current income tax	**(357,749)**
	Net increase in share capital	**11,525,919**

(b) Net cash received from the increase in contributed equity amounting to $11,512,933 was used principally to finance the Group's operations at the Hellyer minesite and the demonstration plant at Burnie and associated activities.

Matters subsequent to the end of the financial year

A subsidiary is currently finalising legal documentation in relation to the formation of the Hellyer Zinc Concentrate Joint Venture based on a letter of agreement dated 28 March 2006 with Polymetals Mining Services Pty Ltd. The joint venture is being formed to process through the Hellyer Mill a portion of tailings from the Hellyer tailings dam to produce saleable zinc concentrate. The subsidiary will have a 50% participating interest in the joint venture and will be entitled to 50% of concentrate production.

On 25 September 2006 the Company granted 5,050,000 options to employees and certain key consultants which are exercisable at any time until expiry on 30 August 2011 at an option exercise price of $0.11.

No other matters or circumstances have arisen since 30 June 2006 that have significantly affected or may significantly affect the Groups operations in future financial years, or the results of those operations in future financial years, or the Group's state of affairs in future financial years.

Likely developments and expected results of operations

The Group is working towards generating future income streams through its participation in the Hellyer Zinc Concentrate Joint Venture with Polymetals Mining Services Pty Ltd and the development of the Hellyer Metals Project.

Environmental regulation

The Group's operations are presently subject to environmental regulation under the laws of the Commonwealth of Australia, the State of New South Wales and the State of Tasmania.

Intec is licensed to operate under Section 55 of the Protection of the Environment Operations Act 1997 (NSW Environment Protection Authority) and the associated Protection of the Environment Operations (General) Regulation 1998. Intec Hellyer Metals Pty Ltd is licensed to operate premises in Tasmania under Section 25(5) of the Environmental Management and Pollution Control Act 1994 (Tas). The Group is at all times in full environmental compliance with the conditions of its licences.

Remuneration report

The remuneration report is set out under the following main headings:

A Principles used to determine the nature and amount of remuneration;
B Details of remuneration;
C Service agreements;
D Share-based compensation; and
E Additional information.

The information provided under headings A-D includes remuneration disclosures that are required under Accounting Standard AASB 124 *Related Party Disclosures*. These disclosures have been transferred from the financial report and have been audited. The disclosures in Section E are additional disclosures required by the *Corporations Act 2001* and the *Corporations Regulations 2001* which have not been audited.

A Principles used to determine the nature and amount of remuneration (audited)

The objective of the Group's executive reward framework is to ensure reward for performance is competitive and appropriate for the results delivered. The framework aligns executive reward with achievement of strategic objectives and the creation of value for shareholders, and conforms with market best practice for delivery of reward. The Board ensures that executive reward satisfies the following key criteria for good reward governance practices:

- competitiveness and reasonableness;
- acceptability to shareholders;
- performance linkage / alignment of executive compensation;
- transparency; and
- capital management.

The Group has structured an executive remuneration framework that is market competitive and complimentary to the reward strategy of the organisation.

Alignment to shareholders' interests:

- has economic profit as a core component of plan design;
- focuses on sustained growth in shareholder wealth, consisting of dividends and growth in share price, and delivering constant return on assets as well as focusing the executive on key non-financial drivers of value; and
- attracts and retains high calibre executives.

Alignment to programme participants' interests:

- rewards capability and experience;
- reflects competitive reward for contribution to growth in shareholder wealth;
- provides a clear structure for earning rewards; and
- provides recognition for contribution.

The framework provides a mix of fixed and variable pay, and includes long-term incentives. As executives gain seniority with the Group, the balance of this mix shifts to a higher proportion of "at risk" rewards.

Non-executive Directors

Fees and payments to Non-executive Directors reflect the demands, which are made on, and the responsibilities of, the Directors. The Board reviews Non-executive Directors' fees and payments annually. The Chairman's fees are determined independently to the fees of Non-executive Directors. The Chairman is not present at any discussions relating to determination of his own remuneration.

Directors' fees

The current base remuneration was last reviewed in September 2006 with affect from 1 July 2006.

Non-executive Directors' fees are determined within an aggregate Non-executive Directors' remuneration limit, which is periodically recommended for approval by shareholders. The aggregate Non-executive Directors' remuneration limit currently stands at $200,000 per year.

Directors' report (continued)

Remuneration report (continued)

A Principles used to determine the nature and amount of remuneration (audited) (continued)

Executive pay

The executive pay and reward framework has three components:

- base pay and benefits;
- long-term incentives through participation in the Intec Option Plan, and
- other remuneration such as superannuation.

The combination of these comprises the executive's total remuneration.

Base pay

Structured as a total employment cost package, which may be delivered as a combination of cash and prescribed non-financial benefits at the executives' discretion.

Executives are offered a competitive base pay that comprises the fixed component of pay and rewards. Base pay for senior executives is reviewed annually to ensure the executive's pay is competitive with the market. An executive's pay is also reviewed on promotion.

There are no guaranteed base pay increases included in any senior executives' contracts.

Intec Option Plan

Information on the Intec Option Plan is set out in note 36.

B Details of remuneration (audited)

Amounts of remuneration

Details of the remuneration of the Directors and the key management personnel (as defined in AASB 124 Related Party Disclosures) of Intec and the Group are set out in the following tables.

The key management personnel of Intec and the Group includes the Directors and the following executive officers:

- K G Rodgers – *Chief Financial Officer and Business Development Manager*
- J L Huens – *Chief Operating Officer*
- A R Tong – *Senior Research Metallurgist and Laboratory Manager*

Remuneration paid to Directors and key management personnel of the Group

2006	Short-term benefits			Post-employment benefits	Share-based payment	
Name	Cash salary $	Directors' Fees $	Consulting Fees $	Superannuation $	Options $	Total $
Non-executive Directors						
I W Ross *Chairman* [1]	-	40,628	-	3,657	9,342	53,627
K J Severs [1]	-	42,730	-	-	9,505	52,235
R H Jenkins [1]	-	31,788	-	2,861	9,020	43,669
Sub-total Non-executive Directors	**-**	**115,146**	**-**	**6,518**	**27,867**	**149,531**
Executive Directors						
P R Wood [1]	268,000	-	-	24,120	28,741	320,861
A J Moyes [2]	207,387	-	-	18,665	22,799	248,851
Other key management personnel						
K G Rodgers [1]	207,663	-	-	18,690	-	226,353
J L Huens [2]	160,737	-	-	14,466	-	175,203
C H Lam [3]	138,986		18,777	12,509	-	170,272
A R Tong [2]	80,265	-	-	7,224	-	87,489
A M Platts [3]	45,885		-	4,130	-	50,015
F Houllis [3]	40,832		-	3,675	-	44,507
Totals	**1,149,755**	**115,146**	**18,777**	**109,997**	**79,407**	**1,473,082**

[1] Paid by Intec Ltd

[2] Paid by Intec Hellyer Metals Pty Ltd

[3] Resigned during the year ended 30 June 2006

Remuneration report (continued)

B Details of remuneration (audited) (continued)

Remuneration paid to Directors and key management personnel of the Group

2005	Short-term employee benefits			Post-employment benefits	Share-based payment	
Name	Cash salary and fees $	Directors' Fees $	Consulting Fees $	Superannuation $	Options $	Total $
Non-executive Directors						
R H Jenkins *Chairman*	-	43,349	-	3,901	-	47,250
J P Evans (resigned 01/04/05)	-	28,125	2,510	-	-	30,635
I W Ross	-	8,601	-	20,462	-	29,063
K J Severs	-	39,375	1,971	-	-	41,346
G L Toll (resigned 16/12/04)	-	17,389	-	-	-	17,389
Sub-total Non-executive Directors	**-**	**136,839**	**4,481**	**24,363**	**-**	**165,683**
Executive directors						
P R Wood	245,924	-	-	21,357		267,281
A J Moyes	130,104	-	-	78,135	-	208,239
Other key management personnel						
K G Rodgers	184,463	-	-	16,050	33,568	234,081
F Houllis	148,270	-	-	13,172	31,832	193,274
C H Lam	145,863	-	-	12,891	26,705	185,459
J L Huens	135,039	-	-	11,766	21,579	168,384
A M Platts	128,119	-	-	16,294	15,375	159,788
Totals	**1,117,782**	**136,839**	**4,481**	**194,028**	**129,059**	**1,582,189**

C Service agreements (audited)

Remuneration and other terms of employment for the Managing Director and Chief Executive Officer, Technical Director and the specified executives are formalised in either service agreements or letters of employment. Each of these service agreements and letters of employment provide for the provision of long service leave to accrue at a rate of 0.87 weeks per year up to 10 years' service and 2 weeks per year for each additional year of service, and participation in the Intec Option Plan.

Each service agreement and letter of employment provides the remuneration rate to be paid to the employee. All salaries are paid monthly by direct bank deposit. Full details of remuneration paid are included in the table in part (b) of this note. Other major provisions relating to remuneration are set out below.

	Start Date	**Term of Agreement**	**Base Salary plus superannuation 2006 $**	**Notice period for termination (months)**		**Redundancy payment**
Director				**Company**	**Employee**	
P R Wood	1 July 2001	No term specified	292,120	12	6	12 months salary
A J Moyes	1 July 1999	No term specified	226,052	12	6	12 months salary
Executives						
K G Rodgers	16 May 2001	No term specified	226,353	1	1	16 weeks plus 2 weeks for every year after 5 years of service
J L Huens	1 June 2002	No term specified	175,203	1	1	4 weeks plus 2 weeks for every year after 2 years of service
A R Tong	2 February 2004	No term specified	87,489	1	1	4 weeks plus 2 weeks for every year after 2 years of service

Directors' report (continued)

Remuneration report (continued)

D Share-based compensation (audited)

Options

Options are granted under the Intec Option Plan which was approved by shareholders at the 2001 annual general meeting. All staff and consultants are eligible to participate in the plan.

Options are granted under the plan for no consideration. Options are granted for a five year period, and vest and are exercisable immediately.

The terms and conditions of each grant of options affecting remuneration in the previous, this or future reporting periods are as follows:

Grant date	Expiry date	Exercise price	Value per option at grant date	Date exercisable
16 July 2002	16 July 2007	$0.24625	- [1]	16 July 2002
20 November 2002	16 July 2007	$0.24625	- [1]	20 November 2002
26 November 2003	26 November 2008	$0.10	- [1]	26 November 2003
5 April 2005	24 February 2010	$0.069	$0.0363	5 April 2005
16 November 2005	24 February 2010	$0.069	$0.0283	16 November 2005
1999 - 2000	30 June 2009	$0.49625	- [1]	1 January 2001

[1] No value required as exempted from this requirement under AIFRS.

Options granted under the plan carry no dividend or voting rights.

The exercise price of the options is the current market price on the date the options are granted as determined by the Board.

Details of options over ordinary shares in the Company provided as remuneration to each Director of Intec and each of the key management personnel of the Group are set out below. When exercisable, each option is convertible into one ordinary share of Intec. Further information on the options is set out in notes 22 and 36 to the financial statements.

	Number of options granted during the year		Number of options vested during the year	
Name	**2006**	2005	**2006**	2005
Directors of Intec Ltd				
P R Wood	1,014,590	-	1,014,590	-
A J Moyes	804,832	-	804,832	-
R H Jenkins (resigned 14/03/06)	318,419	-	318,419	-
I W Ross	329,783	-	329,783	-
K J Severs	335,535	-	335,535	-
Other key management personnel of the Group				
K G Rodgers	-	925,673	-	925,673
F Houllis	-	877,794	-	877,794
C H Lam	-	736,434	-	736,434
J L Huens	-	595,072	-	595,072
A M Platts	-	423,980	-	423,980
A R Tong	-	395,287	-	395,287

The assessed fair value at grant date of options granted to the individuals is allocated equally over the period from grant date to vesting date, and the amount is included in the remuneration tables above. Fair values at grant date are independently determined using a Black-Scholes option pricing model that takes into account the exercise price, the term of the option, the impact of dilution, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk-free interest rate for the term of the option.

The model inputs for options granted during the year ended 30 June 2006 included:

		2006	2005
(a)	options are granted for no consideration		
(b)	exercise price	$0.069	$0.069
(c)	grant date	16 November 2005	5 April 2005
(d)	expiry date	24 February 2010	24 February 2010
(e)	share price at grant date	$0.069	$0.068
(f)	expected price volatility of the company's shares	42.9%	56.2%
(g)	expected dividend yield	0.0%	0.0%
(h)	risk-free interest rate	5.5%	5.5%

Remuneration report (continued)

D Share-based compensation (audited) (continued)

The following options will be granted to Directors if approved at the 2006 Annual General Meeting:

I W Ross, Chairman	400,000
P R Wood, Managing Director and Chief Executive Officer	1,200,000
A J Moyes, Technical Director	700,000
K J Severs, Non-executive Director	300,000

The proposed options will be exercisable at any time until expiry on 30 August 2011 at an option exercise price of $0.11.

Shares provided on exercise of remuneration options

No ordinary shares in the Company were provided as a result of the exercise of remuneration options to each Director of Intec and other key management personnel of the Group.

Share options granted to Directors and key management personnel

Options over unissued ordinary shares of Intec granted during or since the end of the financial year to the Directors and the key management personnel as part of their remuneration were as follows:

Name	i Remuneration consisting of options	ii Value at grant date $	iii Value at exercise date $	iv Value at lapse date $	v Total of columns ii-iv $
Directors of Intec					
P R Wood	9.0%	28,741	-	-	28,741
A J Moyes	9.2%	22,799	-	-	22,799
R H Jenkins (resigned 14/03/06)	20.7%	9,020	-	-	9,020
I W Ross	17.4%	9,342	-	-	9,342
K J Severs	18.2%	9,505	-	-	9,505
Other key management personnel of the Group					
K G Rodgers	-	-	-	-	-
J L Huens	-	-	-	-	-
C H lam	-	-	-	-	-
A R Tong	-	-	-	-	-
A M Platts	-	-	-	-	-
F Houllis	-	-	-	-	-

i = The percentage of the value of remuneration consisting of options, based on the value at grant date set out in column ii.

ii = The value at grant date calculated in accordance with AASB 2 *Share-based Payment* of options granted during the year as part of remuneration.

iii = The value at exercise date of options that were granted as part of remuneration and were exercised during the year.

iv = The value at lapse date of options that were granted as part of remuneration and that lapsed during the year.

Shares under option

Unissued ordinary shares of Intec under option at the date of this report are shown in Note 22.

Shares issued on the exercise of options

The following ordinary shares of Intec were issued during the year ended 30 June 2006 on the exercise of options granted under the Intec Option Plan. No further shares have been issued since that date. No amounts are unpaid on any of the shares.

Date options granted	Issue price of shares	Number of shares issued
5 April 2005	$0.069	400,000

E Performance of the Group over the last five years (unaudited)

Over the last five years the Group has pursued the commercialisation of the Intec Processes. These activities have included the acquisition of the Hellyer Metals Project and the subsequent construction and operation of a demonstration plant and the commencement of a bankable feasibility study for the Hellyer Metals Project. During the last five years Directors emoluments have increased by an average 4.5% per annum.

Insurance of officers

The Company has, by Deed of Access, Indemnity and Insurance, paid a premium to insure the Directors and Company Secretary of the Group in respect of certain legal liabilities, including costs and expenses in successfully defending legal proceedings, whilst they remain as Directors and for seven years thereafter. The insurance contract prohibits the disclosure of the total amount of the premiums and a summary of the nature of the liabilities.

Proceedings on behalf of the Company

No person has applied to the Court under section 237 of the Corporations Act 2001 for leave to bring proceedings on behalf of the company, or to intervene in any proceedings to which the company is a party, for the purpose of taking responsibility on behalf of the company for all or part of those proceedings.

No proceedings have been brought or intervened in on behalf of the Company with leave of the Court under section 237 of the Corporations Act 2001.

Non-audit services

The Group may decide to employ the auditor on assignments additional to their statutory audit duties where the auditor's expertise and experience with the Company and/or the Group are important.

Details of the amounts paid or payable to the auditor (PricewaterhouseCoopers) for audit and non-audit services provided during the year are set out below.

The Directors has considered the position and, in accordance with the advice received from the audit committee, is satisfied that the provision of the non-audit services is compatible with the general standard of independence for auditors imposed by the *Corporations Act 2001*. The Directors are satisfied that the provision of non-audit services by the auditor, as set out below, did not compromise the auditor independence requirements of the *Corporations Act 2001* for the following reasons:

- all non-audit services have been reviewed by the audit committee to ensure they do not impact the impartiality and objectivity of the auditor; and
- none of the services undermine the general principles relating to auditor independence as set out in Professional Statement F1, including reviewing or auditing the auditor's own work, acting in a management or a decision-making capacity for the company, acting as advocate for the company or jointly sharing economic risk and rewards.

During the year the following fees were paid or payable for services provided by the auditor of the parent entity, its related practices and non-related audit firms:

	Consolidated	
	2006	2005
	$	$
Assurance services		
1. Audit services		
PricewaterhouseCoopers Australian firm:		
Audit and review of financial reports and other audit work under the *Corporations Act 2001*	**56,520**	52,100
Total remuneration for audit services	**56,520**	52,100
2. Other assurance services		
PricewaterhouseCoopers Australian firm:		
Audit of regulatory returns - R&D Start grant	-	5,000
Audit of transition to AIFRS	**20,000**	-
Total remuneration for other assurance services		
Total remuneration for assurance services	**76,520**	57,100
Taxation services		
PricewaterhouseCoopers Australian firm:		
Tax compliance services, including review of company income tax returns	-	17,795
Total remuneration for taxation services	-	17,795

Auditors' independence declaration

A copy of the auditors' independence declaration as required under section 307C of the *Corporations Act 2001* is set out on page 17.

Auditor

PricewaterhouseCoopers continues in office in accordance with section 327 of the *Corporations Act 2001*.

This report is made in accordance with a resolution of Directors. The financial report was authorised for issue by the Directors on 28 September 2006. The Company has the power to amend and revise the financial report.

Philip R Wood
Managing Director & Chief Executive Officer

Sydney
28 September 2006

PricewaterhouseCoopers
ABN 52 780 433 757

Darling Park Tower 2
201 Sussex Street
GPO BOX 2650
SYDNEY NSW 1171
DX 77 Sydney
Australia
www.pwc.com/au
Telephone +61 2 8266 0000
Facsimile +61 2 8266 9999

Auditors' Independence Declaration

As lead auditor for the audit of Intec Ltd for the year ended 30 June 2006, I declare that to the best of my knowledge and belief, there have been:

a) no contraventions of the auditor independence requirements of the *Corporations Act 2001* in relation to the audit; and

b) no contraventions of any applicable code of professional conduct in relation to the audit.

This declaration is in respect of Intec Ltd and the entities it controlled during the period.

RJF Bradgate
Partner
PricewaterhouseCoopers

Sydney
28 September 2006

Liability limited by a scheme approved under Professional Standards Legislation

Income statements

For the year ended 30 June 2006

	Notes	Consolidated 2006 $	Consolidated 2005 $	Parent entity 2006 $	Parent entity 2005 $
Revenue from continuing operations	5	**3,114,639**	345,842	**5,751,868**	612,393
Other income	6	**-**	1,836,069	**-**	648,560
Administration expense		**(1,121,909)**	(596,374)	**(135,306)**	(576,929)
Demonstration plant expenses		**(2,806,740)**	(741,177)	**-**	-
Depreciation and amortisation expense	7	**(676,163)**	(208,949)	**(200,260)**	(144,765)
Engineering and other consultants expenses		**(1,018,828)**	(21,727)	**(12,479)**	(8,428)
Employee benefits expense		**(4,157,235)**	(2,918,124)	**(1,333,497)**	(1,786,759)
Finance costs	7	**(638,041)**	-	**(638,041)**	-
Occupancy expense	7	**(591,406)**	(214,447)	**(239,939)**	(214,447)
Provision against advances to controlled entities		**-**	-	**2,906,860**	(1,405,574)
Research and development expenses	7	**(312,441)**	(377,134)	**(313,647)**	(366,671)
Other expenses		**(480,397)**	(713,117)	**(166,434)**	(375,597)
Share of net profits/(losses) of associates accounted for using the equity method	31	**(95,133)**	(120,680)	**-**	-
(Loss)/Profit before income tax		**(8,783,654)**	(3,729,818)	**5,619,125**	(3,618,217)
Income tax credit	8	**4,272,835**		**-**	-
(Loss)/Profit attributable to members of Intec Ltd		**(4,510,824)**	(3,729,818)	**5,619,125**	(3,618,217)

	Notes	Cents	Cents
Loss per share attributable to the ordinary equity holders of the company:			
Basic loss per share	35	**1.0**	1.1
Diluted loss per share	35	**1.0**	1.1

The above income statements should be read in conjunction with the accompanying notes.

Balance sheets

As at 30 June 2006

	Notes	Consolidated 2006 $	Consolidated 2005 $	Parent entity 2006 $	Parent entity 2005 $
ASSETS					
Current assets					
Cash and cash equivalents	9	**6,492,968**	4,544,757	**6,422,463**	4,189,323
Trade and other receivables	10	**250,335**	204,226	**32,903**	36,132
Other current assets	11	**21,455**	13,115	**21,455**	13,115
Total current assets		**6,764,758**	4,762,098	**6,476,821**	4,238,570
Non-current assets					
Receivables	12	**190,000**	243,020	**21,630,945**	6,104,858
Investment accounted for using the equity method	13	**932,338**	1,079,320	**-**	-
Investments	14	**-**	-	**2**	15,770
Plant and equipment	15	**26,265,779**	5,784,516	**410,035**	560,195
Intangible assets	17	**10,000**	10,000	**-**	-
Total non-current assets		**27,398,117**	7,116,856	**22,040,982**	6,680,823
Total assets		**34,162,875**	11,878,954	**28,517,803**	10,919,393
LIABILITIES					
Current liabilities					
Trade and other payables	18	**1,027,313**	1,467,709	**319,076**	440,879
Total current liabilities		**1,027,313**	1,467,709	**319,076**	440,879
Non-current liabilities					
Provisions	19	**59,115**	105,911	**38,249**	61,579
Deferred income tax liability	20	**1,571,826**	-	**-**	-
Total non-current liabilities		**1,630,941**	105,911	**38,249**	61,579
Total liabilities		**2,658,254**	1,573,620	**357,325**	502,458
Net assets		**31,504,621**	10,305,334	**28,160,478**	10,416,935
EQUITY					
Contributed equity	21	**56,680,490**	45,242,213	**56,768,132**	45,242,213
Reserves	23	**14,440,951**	169,117	**767,616**	169,117
Accumulated losses	24	**(39,616,820)**	(35,105,996)	**(29,375,270)**	(34,994,395)
Total equity		**31,504,621**	10,305,334	**28,160,478**	10,416,935

The above balance sheets should be read in conjunction with the accompanying notes.

Statements of changes in equity

For the year ended 30 June 2006

	Notes	Consolidated 2006 $	Consolidated 2005 $	Parent entity 2006 $	Parent entity 2005 $
Total equity at the beginning of the financial year		**10,305,334**	2,467,981	**10,416,935**	2,467,981
Gain on revaluation of Hellyer plant and equipment		**19,482,203**	-	-	-
Less deferred tax liability		**(5,844,661)**	-	-	-
Share of associate's reserves		**35,793**	-	-	-
Share of associate's capital raising costs		**(87,642)**	-	-	-
Net income recognised directly in equity		**13,585,693**	-	-	-
(Loss)/profit for the year		**(4,510,824)**	(3,729,818)	**5,619,125**	(3,618,217)
Total recognised income and expense for the year		**(4,510,824)**	(3,729,818)	**5,619,125**	(3,618,217)
Transactions with equity holders in their capacity as equity holders					
Contributions of equity, net of transaction costs	21	**11,512,934**	11,398,054	**11,512,934**	11,398,054
Employee share options recognised in share based payments reserve		**98,089**	169,117	**98,089**	169,117
Options issued to Macquarie Bank Limited in consideration for entering into a financing facility recognised in share based payments reserve		**513,395**	-	**513,395**	-
		12,124,417	11,567,171	**12,124,417**	11,567,171
Total equity at the end of the financial year		**31,504,621**	10,305,334	**28,160,478**	10,416,935

The above statements of changes in equity should be read in conjunction with the accompanying notes.

Cash flow statements

For the year ended 30 June 2006

	Notes	Consolidated 2006 $	Consolidated 2005 $	Parent entity 2006 $	Parent entity 2005 $
Cash flows from operating activities					
Receipts from customers (inclusive of goods and services tax)		**3,391,962**	76,351	**2,968,803**	53,851
Payments to suppliers and employees (inclusive of goods and services tax)		**(11,294,927)**	(5,166,925)	**(2,916,577)**	(4,335,973)
Government grants received		**-**	648,560	**-**	648,560
Interest paid		**(124,646)**	-	**(124,646)**	-
Interest received		**85,102**	296,887	**75,068**	290,915
Net cash (outflow) inflow from operating activities	33	**(7,942,509)**	(4,145,127)	**2,648**	(3,342,647)
Cash flows from investing activities					
Payments for property, plant and equipment		**(1,675,233)**	(3,806,199)	**(50,100)**	(271,966)
Refunds of (payments for) tenement security deposits		**53,020**	(3,520)	**-**	-
Payment of exploration costs		**-**	(2,946)	**-**	-
Loans to controlled entities		**-**	-	**(9,232,341)**	(4,665,599)
Net cash (outflow) inflow from investing activities		**(1,622,213)**	(3,812,665)	**(9,282,441)**	(4,937,565)
Cash flows from financing activities					
Proceeds from issues of shares		**11,870,683**	11,959,381	**11,870,683**	11,959,381
Share issue transaction costs		**(357,750)**	-	**(357,750)**	-
Proceeds from borrowings		**4,785,000**	(561,327)	**4,785,000**	(561,327)
Repayment of borrowings		**(4,785,000)**	-	**(4,785,000)**	-
Net cash inflow (outflow) from financing activities		**11,512,933**	11,398,054	**11,512,933**	11,398,054
Net increase (decrease) in cash and cash equivalents		**1,948,211**	3,440,262	**2,233,140**	3,117,842
Cash and cash equivalents at the beginning of the financial year		**4,544,757**	1,104,495	**4,189,323**	1,071,481
Cash and cash equivalents at end of year	9	**6,492,968**	4,544,757	**6,422,463**	4,189,323

	Notes
Financing arrangements	34
Non-cash financing and investing activities	34

The above cash flow statements should be read in conjunction with the accompanying notes.

Notes to the financial statements

Contents

Notes to the financial statements

30 June 2006

1 Summary of significant accounting policies

The principal accounting policies adopted in the preparation of the financial report are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated. The financial report includes separate financial statements for the Company as an individual entity and the Group consisting of the Company and its subsidiaries.

Basis of preparation

This general purpose financial report has been prepared in accordance with Australian equivalents to International Financial Reporting Standards (AIFRSs), other authoritative pronouncements of the Australian Accounting Standards Board, Urgent Issues Group Interpretations and the *Corporations Act 2001.*

Compliance with IFRSs

Australian Accounting Standards include AIFRSs. Compliance with AIFRSs ensures that the consolidated financial statements and notes of Intec comply with International Financial Reporting Standards (IFRSs). The parent entity financial statements and notes also comply with IFRSs except that it has elected to apply the relief provided to parent entities in respect of certain disclosure requirements contained in AASB 132 *Financial Instruments: Presentation and Disclosure*.

Application of AASB 1 First-time Adoption of Australian Equivalents to International Financial Reporting Standards

These financial statements are the first Intec financial statements to be prepared in accordance with AIFRSs. AASB 1 *First-time Adoption of Australian Equivalents to International Financial Reporting Standards* has been applied in preparing these financial statements.

Financial statements of the Company until 30 June 2005 had been prepared in accordance with previous Australian Generally Accepted Accounting Principles (AGAAP). AGAAP differs in certain respects from AIFRS. When preparing the Company's 2006 financial statements, management has amended certain accounting, valuation and consolidation methods applied in the AGAAP financial statements to comply with AIFRS. With the exception of financial instruments, the comparative figures in respect of 2005 were restated to reflect these adjustments. The Group has taken the exemption available under AASB 1 to only apply AASB 132 and AASB 139 from 1 July 2005.

Reconciliations and descriptions of the effect of transition from previous AGAAP to AIFRSs on the Group's equity and its net income are given in note 37.

Historical cost convention

These financial statements have been prepared under the historical cost convention, as modified by the revaluation of certain classes of property, plant and equipment.

Critical accounting estimates

The preparation of financial statements in conformity with AIFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Group's accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the financial statements, are disclosed in note 3.

Going concern

The Company and controlled entities generated operating losses of $4,510,824 and net cash outflows from operations of $7,942,509 in the year ended 30 June 2006 as the Group continues to develop the Hellyer Metals Project and the commercialisation of the Intec Processes. During the 2005-06 financial year the Company raised approximately $11,512,933 of additional funds. As of balance date, the Company and controlled entities had net assets of $31,504,621 and cash balances of $6,492,968.

The Group is working towards generating significant future income streams through its participation in the Hellyer Zinc Concentrate Joint Venture with Polymetals Mining Services Pty Ltd and the development of the Hellyer Metals Project. The Directors believe that the Group will be successful in the above matters and, accordingly, have prepared the financial report on a going concern basis. The Directors regularly monitor the Company's cash position and on an on-going basis consider a number of strategic and operational plans and initiatives to ensure that adequate funding continues to be available for the Company to meet its business objectives.

1 Summary of significant accounting policies (continued)

Significant accounting policies

Accounting policies are selected and applied in a manner which ensures that the resultant financial information satisfies the concepts of relevance and reliability, thereby ensuring that the substance of the underlying transactions and other events is reported.

The Company has adopted relevant new and revised accounting standards and pronouncements with no material impact.

The following significant accounting policies have been adopted in the preparation and presentation of the financial report:

(a) Borrowings

Borrowings are initially recognised at fair value, net of transaction costs incurred. Borrowings are subsequently measured at amortised cost. Any difference between the proceeds (net of transaction costs) and the redemption amount is recognised in the income statement over the period of the borrowings using the effective interest method. Fees paid on the establishment of loan facilities, which are not incremental cost relating to the actual draw-down of the facility, are recognised as prepayments and amortised on a straight-line basis over the term of the facility.

(b) Borrowing costs

Borrowing costs are expensed as incurred.

(c) Cash and cash equivalents

For cash flow statement presentation purposes, cash and cash equivalents includes cash on hand and deposits held at call with financial institutions.

(d) Contributed equity

Ordinary shares are classified as equity.

Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

(e) Employee benefits

(i) Wages and salaries and annual leave

Liabilities for wages and salaries, including non-monetary benefits and annual leave expected to be settled within 12 months of the reporting date are recognised in other payables in respect of employees' services up to the reporting date and are measured at the amounts expected to be paid when the liabilities are settled.

(ii) Long service leave

The liability for long service leave is recognised in the provision for employee benefits and measured as the present value of expected future payments to be made in respect of services provided by employees up to the reporting date. Consideration is given to expected future wage and salary levels, experience of employee departures and periods of service. Expected future payments are discounted using market yields at the reporting date on national government bonds with terms to maturity and currency that match, as closely as possible, the estimated future cash outflows.

(iv) Share-based payments

Share-based compensation benefits are provided to employees via the Intec Option Plan. Information relating to the plan is set out in note 36.

Options granted before 7 November 2002 and/or vested before 1 January 2005

No expense is recognised in respect of the options issued to employees for nil consideration. Shares issued following the exercise of options are recognised at that time and the proceeds received allocated to share capital.

Options granted after 7 November 2002 and vested after 1 January 2005

The fair value of options granted under the Intec Option Plan is recognised as an employee benefit expense with a corresponding increase in equity. The fair value is measured at grant date and recognised over the period during which the employees become unconditionally entitled to the options.

The fair value at grant date is independently determined using a Black-Scholes option pricing model that takes into account the exercise price, the term of the option, the impact of dilution, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk free interest rate for the term of the option.

1 Summary of significant accounting policies (continued)

(e) Employee benefits (continued)

The fair value of the options granted is adjusted to reflect market vesting conditions, but excludes the impact of any non-market vesting conditions (for example, profitability and sales growth targets). Non-market vesting conditions are included in assumptions about the number of options that are expected to become exercisable. At each balance sheet date, the entity revises its estimate of the number of options that are expected to become exercisable. The employee benefit expense recognised each period takes into account the most recent estimate.

Upon the exercise of options, the balance of the share-based payments reserve relating to those options is transferred to share capital and the proceeds received, net of any directly attributable transaction costs, are credited to share capital.

(f) Fair value estimation

The fair value of financial assets and financial liabilities must be estimated for recognition and measurement or for disclosure purposes.

The nominal value less estimated credit adjustments of trade receivables and payables are assumed to approximate their fair values. The fair value of financial liabilities for disclosure purposes is estimated by discounting the future contractual cash flows at the current market interest rate that is available to the Group for similar financial instruments.

(g) Foreign currency translation

(i) Functional and presentation currency

Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates ('the functional currency'). The consolidated financial statements are presented in Australian dollars, which is the Company's functional and presentation currency.

(ii) Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement.

(h) Goods and Services Tax (GST)

Revenues, expenses and assets are recognised net of the amount of associated GST, unless the GST incurred is not recoverable from the taxation authority. In this case it is recognised as part of the cost of acquisition of the asset or as part of the expense.

Receivables and payables are stated inclusive of the amount of GST receivable or payable. The net amount of GST recoverable from, or payable to, the taxation authority is included with other receivables or payables in the balance sheet.

Cash flows are presented on a gross basis. The GST components of cash flows arising from investing or financing activities which are recoverable from, or payable to the taxation authority, are presented as operating cash flow.

(i) Impairment of assets

Intangible assets that have an indefinite useful life are not subject to amortisation and are tested annually for impairment, or more frequently if events or changes in circumstances indicate that they might be impaired. Other assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash inflows which are largely independent of the cash inflows from other assets or groups of assets (cash-generating units). Non-financial assets other than goodwill that suffered an impairment are reviewed for possible reversal of the impairment at each reporting date.

(j) Income tax

The income tax expense or revenue for the period is the tax payable on the current period's taxable income based on the Australian income tax rate adjusted by changes in deferred tax assets and liabilities attributable to temporary differences between the tax bases of assets and liabilities and their carrying amounts in the financial statements, and to unused tax losses.

Deferred tax assets and liabilities are recognised for temporary differences at the tax rates expected to apply when the assets are recovered or liabilities are settled. The relevant tax rates are applied to the cumulative amounts of deductible and taxable temporary differences to measure the deferred tax asset or liability. An exception is made for certain temporary differences arising from the initial recognition of an asset or a liability. No deferred tax asset or liability is recognised in relation to these temporary differences if they arose in a transaction, other than a business combination, that at the time of the transaction did not affect either accounting profit or taxable profit or loss.

1 Summary of significant accounting policies (continued)

(j) Income tax (continued)

Deferred tax assets are recognised for deductible temporary differences and unused tax losses only if it is probable that future taxable amounts will be available to utilise those temporary differences and losses or to the extent that they will be offset by deferred income tax liabilities which will reverse in the same periods.

This represents a change from the previous year where no deferred tax assets were recognised. The impact of this has been to recognise a deferred tax liability of $5,844,661 in respect of temporary differences relating to revaluation of the Hellyer plant and equipment which has been offset by the recognition of deferred income tax assets in respect of revenue tax losses ($4,226,009) and temporary differences ($46,826). The deferred tax liability recognised in the financial report is $1,571,826.

Deferred tax liabilities and assets are not recognised for temporary differences between the carrying amount and tax bases of investments in controlled entities where the parent entity is able to control the timing of the reversal of the temporary differences and it is probable that the differences will not reverse in the foreseeable future.

Current and deferred tax balances attributable to amounts recognised directly in equity are also recognised directly in equity.

Tax consolidation legislation

The Company and its wholly-owned Australian controlled entities have not implemented the tax consolidation legislation as of 1 July 2005.

(k) Intangible assets

Costs incurred in respect of intellectual property are capitalised to the extent that it is expected that the asset may be realised in the future.

(l) Investments

Non-current investments in controlled entities are measured on the cost basis. The carrying amount of non-current investments is reviewed annually by Directors to ensure it is not in excess of the recoverable amount of these investments.

(m) Leases

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases (note 28). Payments made under operating leases (net of any incentives received from the lessor) are charged to the income statement on a straight-line basis over the period of the lease.

(n) Loss per share

(i) Basic loss per share

Basic loss per share is calculated by dividing the profit attributable to equity holders of the Company, excluding any costs of servicing equity other than ordinary shares, by the weighted average number of ordinary shares outstanding during the financial year, adjusted for bonus elements in ordinary shares issued during the year.

(ii) Diluted loss per share

Diluted loss per share adjusts the figures used in the determination of basic earnings per share to take into account the after income tax effect of interest and other financing costs associated with dilutive potential ordinary shares and the weighted average number of shares assumed to have been issued for no consideration in relation to dilutive potential ordinary shares.

(o) Plant and equipment

The Hellyer plant and equipment is shown at fair value, based on periodic, but at least triennial, valuations by external independent valuers, less subsequent depreciation for buildings. Any accumulated depreciation at the date of revaluation is eliminated against the gross carrying amount of the asset and the net amount is restated to the revalued amount of the asset. All other property, plant and equipment is stated at historical cost less depreciation. Historical cost includes expenditure that is directly attributable to the acquisition of the items.

Subsequent costs are included in the asset's carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. All other repairs and maintenance are charged to the income statement during the financial period in which they are incurred.

1 Summary of significant accounting policies (continued)

(o) Plant and equipment (continued)

Increases in the carrying amounts arising on revaluation of the Hellyer plant and equipment are credited, net of tax, to the asset revaluation reserve in shareholders' equity. To the extent that the increase reverses a decrease previously recognised in profit or loss, the increase is first recognised in profit or loss. Decreases that reverse previous increases of the same asset are first charged against revaluation reserves directly in equity to the extent of the remaining reserve attributable to the asset; all other decreases are charged to the income statement.

This represents a change in the accounting policies of the Group in June 2006. Previously all assets were recorded at cost. The impact of adopting this accounting policy is that the Hellyer plant and equipment is now shown at Directors' valuation based on an independent valuation undertaken as at 30 June 2006 and has been increased by an amount of $19,482,203 which has been credited to the asset revaluation reserve. The impact on basic and dilutive loss per share is nil.

Depreciation on assets is calculated using the straight-line method to allocate their cost or revalued amounts, net of their residual values, over their estimated useful lives, as follows:

- Hellyer plant and equipment	8-50 years
- Computer equipment	2-3 years
- Vehicles	3-5 years
- Offices, furniture and equipment	3-8 years
- Plant and equipment	4-7 years

The assets' residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date.

An asset's carrying amount is written down immediately to its recoverable amount if the asset's carrying amount is greater than its estimated recoverable amount (note 1(i)).

Gains and losses on disposals are determined by comparing proceeds with carrying amount. These are included in the income statement. When revalued assets are sold, it is Group policy to transfer the amounts included in other reserves in respect of those assets to retained earnings.

(p) Principles of consolidation

(i) Subsidiaries

The consolidated financial statements incorporate the assets and liabilities of all subsidiaries of the Company as at 30 June 2006 and the results of all subsidiaries for the year then ended. The Company and its subsidiaries together are referred to in this financial report as the Group or the consolidated entity.

Subsidiaries are all those entities over which the Group has the power to govern the financial and operating policies, generally accompanying a shareholding of more than one-half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity.

Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are de-consolidated from the date that control ceases.

The purchase method of accounting is used to account for the acquisition of subsidiaries by the Group.

Intercompany transactions, balances and unrealised gains on transactions between Group companies are eliminated. Unrealised losses are also eliminated unless the transaction provides evidence of the impairment of the asset transferred. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

Investments in subsidiaries are accounted for at cost in the individual financial statements of the Company.

(ii) Associates

Associates are all entities over which the Group has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights. Investments in associates are accounted for in the consolidated financial statements using the equity method of accounting, after initially being recognised at cost.

The Group's share of its associates' post-acquisition profits or losses is recognised in the income statement, and its share of post-acquisition movements in reserves is recognised in reserves. The cumulative post-acquisition movements are adjusted against the carrying amount of the investment.

When the Group's share of losses in an associate equals or exceeds its interest in the associate, including any other unsecured long-term receivables, the Group does not recognise further losses, unless it has incurred obligations or made payments on behalf of the associate.

1 Summary of significant accounting policies (continued)

(p) Principles of consolidation (continued)

Unrealised gains on transactions between the Group and its associates are eliminated to the extent of the Group's interest in the associates. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of associates have been changed where necessary to ensure consistency with the policies adopted by the Group.

(q) Revenue and other income recognition

(i) Sale of Goods and Disposal of Assets

Income from the sale of goods and disposal of other assets is recognised when the consolidated entity has passed control of the goods or other assets to the buyer.

(ii) Interest Revenue

Interest revenue is recognised on an accrual basis, taking into account the interest rates applicable to financial assets.

(iii) Management Fees

Management fees are charged to controlled entities on a cost basis for services provided and recognised as revenue in the Company.

(iv) Consulting services and treatment fees

Revenue from consulting services and treatment fees are recognised using the percentage-of-completion method for fixed-fee arrangements or as the services are provided for time-and-materials arrangements.

(v) General

All revenue is stated net of goods and services tax (GST).

(vi) Other income

Other income, which includes government grants and any other forms of government assistance, is recognised on receipt.

(r) Segment reporting

A business segment is a group of assets and operations engaged in providing products or services that are subject to risks and returns that are different to those of other business segments. A geographical segment is engaged in providing products or services within a particular economic environment and is subject to risks and returns that are different from those of segments operating in other economic environments.

(s) Trade receivables

Trade receivables are recognised initially at fair value and subsequently measured at amortised cost, less provision for doubtful debts as they are due for settlement.

(t) Trade and other payables

These amounts represent liabilities for goods and services provided to the Group prior to the end of financial year which are unpaid. The amounts are unsecured and are usually paid within 30 days of recognition.

New accounting standards and UIG interpretations

Certain new accounting standards and UIG interpretations have been published that are not mandatory for 30 June 2006 reporting periods. The Group's assessment of the impact of these new standards and interpretations is set out below.

(i) UIG 4 Determining whether an Asset Contains a Lease

UIG 4 is applicable to annual periods beginning on or after 1 January 2006. The Group has not elected to adopt UIG 4 early. It will apply UIG 4 in its 2007 financial statements and the UIG 4 transition provisions. The Group will therefore apply UIG 4 on the basis of facts and circumstances that existed as of 1 July 2006. Implementation of UIG 4 is not expected to change the accounting for any of the Group's current arrangements.

(ii) UIG 5 Rights to Interests arising from Decommissioning, Restoration and Environmental Rehabilitation Funds

The Group does not have interests in decommissioning, restoration and environmental rehabilitation funds. This interpretation will not affect the Group's financial statements.

(iii) AASB 2005-9 Amendments to Australian Accounting Standards [AASB 4, AASB 1023, AASB 139 & AASB 132]

AASB 2005-9 is applicable to annual reporting periods beginning on or after 1 January 2006. The amendments relate to the accounting for financial guarantee contracts. The Group does not have any financial guarantee contracts. This standard will not affect the Group's financial statements.

1 Summary of significant accounting policies (continued)

(iv) AASB 7 Financial Instruments: Disclosures and AASB 2005-10 Amendments to Australian Accounting Standards [AASB 132, AASB 101, AASB 114, AASB 117, AASB 133, AASB 139, AASB 1, AASB 4, AASB 1023 & AASB 1038]

AASB 7 and AASB 2005-10 are applicable to annual reporting periods beginning on or after 1 January 2007. The Group has not adopted the standards early. Application of the standards will not affect any of the amounts recognised in the financial statements, but may impact the type of information disclosed in relation to the Group's financial instruments.

(v) UIG 6 Liabilities arising from Participating in a Specific Market – Waste Electrical and Electronic Equipment

UIG 6 is applicable to annual reporting periods beginning on or after 1 December 2006. The Group has not sold any electronic or electrical equipment on the European market and has not incurred any associated liabilities. This interpretation will not affect the Group's financial statements.

(vi) AASB 2005-6 Amendments to Australian Accounting Standards [AASB 121]

AASB 2005-6 is applicable to annual reporting periods ending on or after 31 December 2006. The amendment relates to monetary items that form part of a reporting entity's net investment in a foreign operation. It removes the requirement that such monetary items had to be denominated either in the functional currency of the reporting entity or the foreign operation. The Group does not have any monetary items forming part of a net investment in a foreign operation. The amendment to AASB 121 will therefore have no impact on the Group's financial statements.

2 Financial risk management

The Group's activities expose it to a variety of financial risks; market risk (including currency risk, fair value interest rate risk and price risk), credit risk, liquidity risk and cash flow interest rate risk. The Group's overall risk management programme focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the financial performance of the Group.

(a) Foreign exchange risk

Given the minimal exposure to foreign currencies, it is the current policy of the Group not to hedge foreign exchange risk.

(b) Credit risk

There is negligible credit risk on financial assets, excluding investments, of the Group since there is no exposure to individual customers or countries and the economic entity's exposure is limited to the amount of cash, short term deposits and receivables which have been recognised in the balance sheet and is minimised by using recognised financial intermediaries as counterparties.

(c) Liquidity risk

Prudent liquidity risk management implies maintaining sufficient cash and the availability of funding through an adequate amount of committed finance facilities. Due to the dynamic nature of the underlying businesses, the Board aims at maintaining flexibility in funding by keeping committed finance facilities available.

(d) Cash flow and fair value interest rate risk

As the Group has no significant interest-bearing assets, the Group's income and operating cash flows are not materially exposed to changes in market interest rates.

The Group's interest-rate risk arises from borrowings. Borrowings issued at variable rates expose the Group to cash flow interest-rate risk. Borrowings issued at fixed rates expose the Group to fair value interest-rate risk.

3 Critical accounting estimates and judgements

Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that may have a financial impact on the entity and that are believed to be reasonable under the circumstances.

The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. There are no estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year.

Income taxes

The Group is subject to income taxes in Australia. Significant judgement is required in determining the provision for income taxes. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The Group recognises liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current and deferred tax provisions in the period in which such determination is made.

3 Critical accounting estimates and judgements (continued)

Deferred tax assets are recognised for deductible temporary differences and unused tax losses only if it is probable that future taxable amounts will be available to utilise those temporary differences and losses or to the extent that they will be offset by deferred income tax liabilities which will reverse in the same periods.

This represents a change from the previous year where no deferred tax assets were recognised. The impact of this has been to recognise a deferred tax liability of $5,844,661 in respect of temporary differences relating to revaluation of the Hellyer plant and equipment which has been offset by the recognition of deferred income tax assets in respect of revenue tax losses ($4,226,009) and temporary differences ($46,826). The deferred tax liability recognised in the financial report is $1,571,826.

4 Segment information

The Group operates in one business segment and one geographical segment only being research, development and commercialisation of its hydrometallurgical technology in Australia.

5 Revenue

	Consolidated		Parent entity	
	2006	2005	**2006**	2005
	$	$	**$**	$
Sales revenue				
Consulting fees	**33,250**	48,955	**13,176**	48,955
Treatment fees	**2,662,000**	-	**2,662,000**	-
Miscellaneous revenue	**334,287**	-	**26,547**	-
	3,029,537	48,955	**2,701,723**	48,955
Other revenue				
Interest – controlled entities	-	-	**1,686,362**	-
Interest – other	**85,102**	296,887	**75,069**	290,915
Management fees – controlled entities	-	-	**1,288,714**	272,523
	3,114,639	345,842	**5,751,868**	612,393

6 Other income

	Consolidated 2006	Consolidated 2005	Parent entity 2006	Parent entity 2005
Net gain on disposal of exploration assets	-	1,167,054	-	-
Government grants (note (a))	-	648,560	-	648,560
Other income	-	20,455	-	-
	-	1,836,069	-	648,560

(a) Government grants

R&D Start grants of $NIL (2005: $648,560) were recognised as other income by the Group during the previous financial year. There are no unfulfilled conditions or other contingencies attaching to these grants. The Group did not benefit directly from any other forms of government assistance.

7 Expenses

	Consolidated		Parent entity	
	2006	2005	**2006**	2005
	$	$	**$**	$
Profit before income tax includes the following specific expenses:				
Depreciation				
Computer equipment	**16,226**	26,393	**16,226**	26,393
Plant and equipment	**183,695**	182,218	**183,696**	118,034
Office furniture and equipment	**338**	338	**338**	338
Demonstration plant	**411,538**	-	-	-
Hellyer minesite	**64,366**	-	-	-
Total depreciation	**676,163**	208,949	**200,260**	144,765
Finance costs				
Interest and finance charges paid/payable	**124,646**	-	**124,646**	-
Amount charged on issue of option to financier	**513,395**	-	**513,395**	-
Finance costs expensed	**638,041**	-	**638,041**	
Superannuation	**133,048**	202,507	**81,963**	202,507

7 Expenses (continued)

	Consolidated		Parent entity	
	2006	2005	**2006**	2005
	$	$	**$**	$
Rental expense relating to operating leases				
Minimum lease payments	**591,406**	214,447	**239,521**	214,447
Total rental expense relating to operating leases	**591,406**	214,447	**239,521**	214,447
Research and development	**312,441**	377,134	**313,647**	366,671

8 Income tax expense

(a) Numerical reconciliation of income tax expense to prima facie tax payable

	Consolidated 2006 $	Consolidated 2005 $	Parent entity 2006 $	Parent entity 2005 $
Loss from continuing operations before income tax expense	**(8,783,654)**	(3,729,818)	**5,619,312**	(3,618,217)
Tax at the Australian tax rate of 30% (2005 - 30%)	**(2,635,096)**	(1,118,945)	**1,685,794**	(1,085,465)
Tax effect of amounts which are not deductible (taxable) in calculating taxable income:				
Entertainment	**1,459**	3,397	**1,459**	3,397
Share of net loss of associate	**28,540**	-	**-**	-
Share-based payments	**183,445**	50,735	**183,445**	50,735
Net tax losses not recognised (recognised)	**(1,851,183)**	1,064,813	**(1,870,698)**	1,031,333
Under (over) provision in prior years	**-**	-	**-**	-
Income tax expense/credit	**(4,272,835)**	-	**-**	-

(b) Tax losses

	Consolidated 2006 $	Consolidated 2005 $	Parent entity 2006 $	Parent entity 2005 $
Unused tax losses for which no deferred tax asset has been recognised	**26,741,243**	33,759,527	**3,293,652**	6,845,153
Potential tax benefit @ 30% (2005 – 30%)	**8,022,373**	10,127,858	**988,096**	2,053,546

All unused tax losses were incurred by Australian entities.

(c) Unrecognised temporary differences

	Consolidated 2006 $	Consolidated 2005 $	Parent entity 2006 $	Parent entity 2005 $
Temporary differences relating to provision	**283,390**	1,132,553	**6,628,250**	16,338,477
Potential tax benefit @ 30% (2005 – 30%)	**85,017**	339,766	**1,988,475**	4,901,543

(d) Recognised temporary differences

	Consolidated 2006 $	Consolidated 2005 $	Parent entity 2006 $	Parent entity 2005 $
Deferred tax liability in respect of revaluation of Hellyer plant and equipment taken up directly in equity (refer notes 20 and 23)	**1,571,826**	-	**-**	-

The tax losses have been recognised to the extent that a deferred income tax liability exists.

(e) Tax consolidation legislation

The Company and its wholly-owned Australian controlled entities have not implemented the tax consolidation legislation as of 30 June 2005.

9 Current assets - Cash and cash equivalents

	Consolidated		Parent entity	
	2006	2005	**2006**	2005
	$	$	**$**	$
Cash at bank and on hand	**1,071,738**	427,483	**1,001,233**	72,049
Deposits at call	**5,421,230**	4,117,274	**5,421,230**	4,117,274
	6,492,968	4,544,757	**6,422,463**	4,189,323

(a) Reconciliation to cash at the end of the year

The above figures are reconciled to cash at the end of the financial year as shown in the statement of cash flows.

(b) Cash at bank and on hand

These are interest bearing at interest rates between 3.90% and 4.50% (2005 - 3.75% and 4.35%).

(c) Deposits at call

The deposits are bearing floating interest rates between 5.10% and 5.95% (2005 - 5.4%). These deposits have an average maturity of 30 days.

10 Current assets – Trade and other receivables

	Consolidated		Parent entity	
	2006	2005	**2006**	2005
	$	$	**$**	$
Trade debtors	**32,393**	-	**-**	-
GST receivables	**186,658**	183,127	**10,449**	15,132
Other receivables	**31,284**	21,099	**22,454**	21,000
	250,335	204,226	**32,903**	36,132

(a) Effective interest rates and credit risk

Information concerning the effective interest rate and credit risk of both current and non-current receivables is set out in the non-current receivables note (note 13).

11 Other Current assets

Prepayments	**21,455**	13,115	**21,455**	13,115
	21,455	13,115	**21,455**	13,115

12 Non-current assets - Receivables

	Consolidated		Parent entity	
	2006	2005	**2006**	2005
	$	$	**$**	$
Loans to controlled entities	**-**	-	**27,975,804**	15,356,577
Provision for diminution in value	**-**	-	**(6,344,859)**	(9,251,719)
Tenement security deposits	**190,000**	243,020	**-**	-
	190,000	243,020	**21,630,945**	6,104,858

(a) Fair values

The fair values of receivables of the Group equals the carrying values.

(b) Interest rate risk

The Group's exposure to interest rate risk is nil as all receivables and tenement security deposits are non-interest bearing.

(c) Credit risk

There is no concentration of credit risk with respect to current and non-current receivables, as the Group has a large number of customers, internationally dispersed. Refer to note 2 for more information on the risk management policy of the Group.

13 Non-current assets – Investments accounted for using the equity method

	Consolidated		Parent entity	
	2006	2005	**2006**	2005
	$	$	**$**	$
Shares in associate (note 31)	**932,338**	1,079,320	**-**	-

(a) Shares in associates

Investments in associates are accounted for in the consolidated financial statements using the equity method of accounting and are carried at cost by the parent entity (refer to note 31).

(b) Investments in related parties

Refer to note 30 and 31 for information on the carrying amount of investments in subsidiaries and associates.

14 Non-current assets - Other financial assets

	Consolidated		Parent entity	
	2006	2005	**2006**	2005
	$	$	**$**	$
Shares in subsidiaries (note 30), at cost	**-**	-	**6,035,504**	6,035,504
Provision for diminution in value	**-**	-	**(6,035,502)**	(6,019,734)
	-	-	**2**	15,770

These financial assets are carried at cost.

15 Non-current assets - Property, plant and equipment

Consolidated	Hellyer Plant and equipment	Computer equipment	Furniture and office equipment	Plant and equipment	Demonstration Plant	Plant and equipment under construction	Total
	$	$	$	$	$	$	$
At 1 July 2004							
Cost or fair value	1,287,973	122,595	13,887	514,811	-	-	1,939,266
Accumulated depreciation	(32,532)	(81,510)	(11,963)	(124,826)	-	-	(250,831)
Net book amount	1,255,441	41,085	1,924	389,985	-	-	1,688,435
Year ended 30 June 2005							
Opening net book amount	1,255,441	41,085	1,924	389,985	-	-	1,688,435
Additions	-	16,242	-	255,724	-	4,033,064	4,305,030
Depreciation charge	(64,184)	(26,393)	(338)	(118,034)	-	-	(208,949)
Closing net book amount	1,191,257	30,934	1,586	527,675	-	4,033,064	5,784,516
At 30 June 2005							
Cost or fair value	1,287,974	138,837	13,887	770,534	-	4,033,064	6,244,296
Accumulated depreciation	(96,717)	(107,903)	(12,301)	(242,859)	-	-	(459,780)
Net book amount	1,191,257	30,934	1,586	527,675	-	4,033,064	5,784,516
Year ended 30 June 2006							
Opening net book amount	1,191,257	30,934	1,586	527,675	-	4,033,064	5,784,516
Revaluation surplus	19,482,203	-	-	-	-	-	19,482,203
Additions	128,941	1,407	-	48,693	1,496,182	-	1,675,223
Transferred to plant and equipment	-	-	-	-	4,033,064	(4,033,064)	-
Depreciation charge	(64,366)	(16,226)	(338)	(183,695)	(411,538)	-	(676,163)
Closing net book amount	20,738,035	16,115	1,248	392,673	5,117,708	-	26,265,779

15 Non-current assets - Property, plant and equipment (continued)

Consolidated	Hellyer Plant and equipment	Computer equipment	Furniture and office equipment	Plant and equipment	Demonstration Plant	Plant and equipment under construction	Total
	$	$	$	$	$	$	$
At 30 June 2006							
Cost	-	140,244	13,887	819,229	5,529,246	-	6,502,606
Fair value	20,738,035	-	-	-	-	-	20,738,035
Accumulated depreciation	-	(124,129)	(12,639)	(426,556)	(411,538)	-	(974,862)
Net book amount	20,738,035	16,115	1,248	392,673	5,117,708	-	26,265,779

A valuation of the Hellyer plant and equipment was carried out at 30 June 2006 by Ian Hyman, CA AAPI FYIA, Certified Practising Valuer, and Shane Welsh AVAA Certified Practising Valuer of Hyman Asset Management Pty Limited (Hyman). The purpose of the valuation was to determine a fair value of the Hellyer plant and equipment. The methodology employed by Hyman in determining fair value is described below.

An asset's fair value is measured having regard to the highest and best use of the asset for which market participants would be prepared to pay. Where a quoted market price in an active and liquid market is available for an asset, that price represents the best evidence of the asset's fair value.

When a quoted market price for the asset in an active and liquid market is not available, its fair value is estimated by reference to the best available market evidence of the price at which the asset could be exchanged between knowledgeable, willing parties in an arm's length transaction. This evidence includes current market prices for assets that are similar in use, type and condition ('similar assets') and the price of the most recent transaction for the same or a similar asset (provided there has not been a significant change in economic circumstances between the transaction date and the reporting date).

Current market prices for the same or similar assets usually can be observed for land, non-specialised buildings, used motor vehicles, and some forms of plant and equipment. For land and buildings, these prices can also be derived from observable market evidence (for example, observable current market rentals) using discounted cash flow analysis.

In some circumstances the market buying price and market selling price of an asset differ materially because the asset usually is bought separately in the new asset market but if sold separately, could only be sold for its residual value. This is often the case for specialised assets. In some other circumstances, an asset is so specialised that there is no market evidence of its market-selling price. In either circumstance, an asset may be acquired separately and included in a cash-generating operation.

In the circumstances described above, the asset's fair value is measured at its market-buying price. (The best indicator of an asset's market buying price is the replacement cost of the asset's remaining future economic benefits, which is not necessarily the cost of replicating the asset, that is, its reproduction cost).

At times when there is no liquid and fluid market for the assets the fair value is determined using a Depreciated Replacement Cost methodology (DRC). Essentially DRC attempts to determine the remaining economic benefit of the asset. The DRC in a formal valuation sense can be determined as follows –

Determine the current gross replacement cost of the asset which may be defined as the cost of replacing an asset with one having similar useful output or service capacity and is the lower of:

i) the cost that would have to be incurred to obtain and install at the date of valuation a substantially identical replacement asset in new condition; and

ii) the cost of a modern equivalent asset.

If the current prices of the asset or modern equivalent asset cannot be ascertained reliably. The current cost can be determined by application of a suitable index to historical cost calculations to reflect changes in specific prices of the assets, providing the amount gives a realistic approximation of the current cost.

Having determined the gross replacement cost, an index is applied using the either a Diminishing Balance or Prime Cost method of depreciation to determine the future economic benefit to the entity of the asset.

This method of depreciation requires the determination of the total economic life of the asset. In most cases the total economic life should be determined by the total use period, or a suitable period based on judgement by the valuer and/or operator of the equipment.

Both the DRC and comparable sales approach methodology of value has been employed in the valuation assessment of the Hellyer plant and equipment.

15 Non-current assets - Property, plant and equipment (continued)

Parent entity	Computer equipment	Furniture and office equipment	Plant and equipment	Total
	$	$	$	$
At 1 July 2004				
Cost or fair value	122,595	13,887	514,811	651,293
Accumulated depreciation	(81,510)	(11,963)	(124,826)	(218,299)
Net book amount	41,085	1,924	389,985	432,994
Year ended 30 June 2005				
Opening net book amount	41,085	1,924	389,985	432,994
Additions	16,242	-	255,724	271,966
Depreciation charge	(26,393)	(338)	(118,034)	(144,765)
Closing net book amount	30,934	1,586	527,675	560,195
At 30 June 2005				
Cost or fair value	138,837	13,887	770,535	923,259
Accumulated depreciation	(107,903)	(12,301)	(242,860)	(363,064)
Net book amount	30,934	1,586	527,675	560,195
Year ended 30 June 2006				
Opening net book amount	30,934	1,586	527,675	560,195
Additions	1,407	-	48,693	50,100
Disposals	-	-	-	-
Depreciation charge	(16,226)	(338)	(183,696)	(200,260)
Closing net book amount	16,115	1,248	392,672	410,035
At 30 June 2006				
Cost or fair value	140,244	13,887	819,228	973,359
Accumulated depreciation	(124,129)	(12,639)	(426,556)	(563,324)
Net book amount	16,115	1,248	392,672	410,035

16 Exploration expenditure

	Consolidated		Parent entity	
	2006	2005	**2006**	2005
	$	$	$	$
Costs carried forward in respect of areas of interest in exploration and evaluation phases	-	-	-	-
Movement for year:				
Balance at beginning of year	-	30,000	-	30,000
Sale of tenements	-	(32,946)	-	-
Transfer of tenements to controlled entities	-	-	-	(30,000)
Expenditure during the year	-	2,946	-	-
Balance at end of year	-	-	-	-

17 Non-current assets - Intangible assets

Intellectual property	Consolidated	Parent entity
	$	$
At 1 July 2004		
Net book amount	-	-
Year ended 30 June 2005		
Opening net book amount	-	-
Additions	10,000	-
Amortisation charge	-	-
Closing net book amount	10,000	-

17 Non-current assets - Intangible assets (continued)

Intellectual property	Consolidated $	Parent entity $
At 30 June 2005		
Cost	10,000	-
Accumulated amortisation and impairment	-	-
Net book amount	10,000	-
Year ended 30 June 2006		
Opening net book amount	10,000	-
Additions	-	-
Impairment charge	-	-
Closing net book amount	10,000	-
At 30 June 2006		
Cost	10,000	-
Accumulated amortisation and impairment	-	-
Net book amount	10,000	-

18 Current liabilities – Trade and other payables

	Consolidated		Parent entity	
	2006	2005	**2006**	2005
	$	$	**$**	$
Trade payables	**50,170**	567,904	**22,429**	111,151
Other payables	**733,341**	738,168	**188,064**	189,288
Unearned interest	**29,815**	10,095	**29,815**	10,095
Provision for employee entitlements	**213,987**	151,542	**78,768**	130,345
	1,027,313	1,467,709	**319,076**	440,879

19 Non-current liabilities – Provisions

	Consolidated		Parent entity	
	2006	2005	**2006**	2005
	$	$	**$**	$
Employee benefits	**59,115**	105,911	**38,249**	61,579

20 Non-current liabilities – Deferred income tax liability

	Consolidated		Parent entity	
	2006	2005	**2006**	2005
	$	$	**$**	$
Deferred income tax liability on temporary difference arising on revaluation of Hellyer plant and equipment recognised directly in equity	**5,844,661**	-	-	-
Offset by deferred income tax assets recognised in profit & loss in respect of:				
Revenue tax losses	**(4,226,009)**	-	-	-
Temporary differences	**(46,826)**	-	-	-
	1,571,826	-	-	-

The tax losses and temporary differences have been recognised to the extent that a deferred income tax liability exists.

Notes to the financial statements (continued)

21 Contributed equity

	Notes	Parent entity 2006 Shares	Parent entity 2005 Shares	Parent entity 2006 $	Parent entity 2005 $
(a) Share capital					
Ordinary shares Fully paid	(b)(c)	**535,445,563**	424,679,602	**56,768,132**	45,242,213
Total contributed equity				**56,768,132**	45,242,213

(b) Movements in ordinary share capital:

Date	Details	Number of shares	Issue price	$
2005				
30-6-2004	Balance at start of year	248,662,632		33,844,159
18-11-2004 to 13-12-2004	Placement to institutional and other investors	119,304,652	6.9	8,232,021
13-12-2004 to 8-2-2005	Shareholder share purchase plan	56,712,318	6.9	3,913,150
30-6-2005	Transaction costs relating to share issues during the year.			(747,117)
30-6-2005	Balance at end of year	424,679,602		45,242,213
2006				
1-7-2005	Balance at start of year	424,679,602		45,242,213
23-9-2005	Placement to Macquarie Bank Limited	7,246,377	6.9	500,000
31-5-2006	Share placement	55,000,000	11.0	6,050,000
31-5-2006	Shareholder share purchase plan	48,119,484	11.0	5,293,083
30-6-2006	Exercise of options	400,000	6.9	27,600
30-6-2006	Transfer of amounts from share based payments reserve on exercise of options			12,985
30-6-2006	Transaction costs relating to share issues during the year			(357,749)
30-6-2006	Balance at end of year – company	535,445,463		56,768,132
Consolidated				
30-6-2006	Less share of associates capital raising costs reported directly in equity			(87,642)
30-6-2006	Balance at end of year – consolidated			56,680,490

The purpose of the share issues was for general working capital purposes.

(c) Ordinary shares

Ordinary shares entitle the holder to participate in dividends and the proceeds on winding up of the company in proportion to the number of and amounts paid on the shares held.

On a show of hands every holder of ordinary shares present at a meeting in person or by proxy, is entitled to one vote, and upon a poll each share is entitled to one vote.

(d) Options

Information relating to the Intec Option Plan, including details of options issued, exercised and lapsed during the financial year and options outstanding at the end of the financial year, is set out in note 36.

(e) Rights issue

On 10 April 2006 the company invited its shareholders to subscribe to a rights issue of 1,284,916 ordinary shares at an issue price of $0.11 per share on the basis of 1 share for every 10 fully paid ordinary shares held, such shares to be issued on, and rank for dividends after, 4 June 2006. The issue was fully subscribed.

22 Options

Consolidated and parent entity

2006

Issue Date	Expiry Date	Exercise Price	Number on issue 30 June 2005	Granted during year	Lapsed during year	Exercised during year	Number on issue 30 June 2006
16.07.2002	16.07.2007	$0.24625	2,775,175	-	412,025	-	2,363,150
20.11.2002	16.07.2007	$0.24625	4,281,947	-	-	-	4,281,947
28.11.2005	30.6.2008	$0.08	-	25,000,000	-	-	25,000,000
26.11.2003	26.11.2008	$0.10	4,626,008	-	436,812	-	4,189,196
1999 to 2000	30.06.2009	$0.49625	1,275,000	-	-	-	1,275,000
05.04.2005	24.02.2010	$0.069	6,087,213		877,794	400,000	4,809,419
16.11.2005	24.02.2010	$0.069	-	3,462,725	-	-	3,462,725
Total Options on issue			19,045,343	28,462,725	1,726,631	400,000	45,381,437

On 25 September 2006 the Company granted 5,050,000 options to employees and certain key consultants which are exercisable at any time until expiry on 30 August 2011 at an option exercise price of $0.11.

2005

Issue Date	Expiry Date	Exercise Price	Number on issue 30 June 2004	Granted during year	Lapsed during year	Exercised during year	Number on issue 30 June 2005
16.07.2002	16.07.2007	$0.24625	2,775,175	-	-	-	2,775,175
20.11.2002	16.07.2007	$0.24625	4,281,947	-	-	-	4,281,947
26.11.2003	26.11.2008	$0.10	4,626,008	-	-	-	4,626,008
1999 to 2000	30.06.2009	$0.49625	1,275,000	-	-	-	1,275,000
05.04.2005	24.02.2010	$0.069	-	6,087,213	-	-	6,087,213
Total Options on issue			12,958,130	6,087,213	-	-	19,045,343

The options expiring in 2007, on 26.11.2008 and in 2010 have been issued pursuant to the Intec Option Plan (Refer note 25).

The options expiring in 2009 were issued pursuant to specific contracts with former Directors and a former employee.

The options expiring on 30.6.2008 were issued to Macquarie Bank Limited under a financing agreement.

23 Reserves

	Consolidated		Parent entity	
	2006	2005	**2006**	2005
	$	$	**$**	$
(a) Reserves				
Share-based payments reserve	**767,616**	-	**767,616**	-
	767,616	-	**767,616**	-
(b) Movements				
Share-based payments reserve				
Balance 1 July	**169,117**	-	**169,117**	-
Option expense	**611,484**	169,117	**611,484**	169,117
Transfer to share capital (options exercised)	**(12,985)**	-	**(12,985)**	-
Share of associate's reserves	**35,793**	-	-	-
Balance 30 June	**803,409**	169,117	**767,616**	169,117
Asset Revaluation Reserve				
Balance 1 July	-	-	-	-
Increase on independent valuation of Hellyer plant and equipment	**19,482,203**	-	-	-
Deferred tax liability in respect of the valuation	**(5,844,661)**	-	-	-
Balance 30 June	**13,637,542**	-	-	-
Total reserves	**14,440,951**	169,117	**767,616**	169,117

The valuation of the Hellyer plant and equipment was carried out at 30 June 2006 by Ian Hyman, CA AAPI FYIA, Certified Practising Valuer, and Shane Welsh AVAA Certified Practising Valuer of Hyman Asset Management Pty Limited.

23 Reserves (continued)

(c) Nature and purpose of reserves

Share-based payments reserve

The share based payments reserve records the value of options issued to employees, Directors and consultants which have been taken to expenses (when issued under the Intec Option Plan) or to capital raising costs (in relation to the Macquarie Bank Limited financing agreement). The consolidated reserve includes the group's share of the reserves of its associated company, Bass Metals Ltd.

Asset Revaluation Reserve

The Asset Revaluation Reserve records the increase in value of the Hellyer plant and equipment on the receipt of an independent valuation reduced by the deferred income tax liability which arises on the revaluation.

24 Accumulated losses

Movements in accumulated losses were as follows:

	Consolidated		Parent entity	
	2006	2005	**2006**	2005
	$	$	**$**	$
Balance 1 July	**(35,105,996)**	(31,376,178)	**(34,994,395)**	(31,376,178)
Adjustment on adoption of AASB 2, net of tax	**-**	(169,117)	**-**	(169,117)
Net (loss)/profit for the year	**(4,510,824)**	(3,560,701)	**5,619,125**	(3,449,100)
Balance 30 June	**(39,616,820)**	(35,105,996)	**(29,375,270)**	(34,994,395)

25 Key management personnel disclosures

(a) Directors

The following persons were Directors of the Company during the financial year:

(i) Chairman – non-executive
R H Jenkins (resigned 14/03/06)
I W Ross

(ii) Executive directors
P R Wood, Managing Director and Chief Executive Officer
A J Moyes, Technical Director
(iii) Non-executive Directors
K J Severs

(b) Other key management personnel

The following persons also had authority and responsibility for planning, directing and controlling the activities of the Group, directly or indirectly, during the financial year:

Name	*Position*	*Employer*
J L Huens	Chief Operating Officer	Intec Hellyer Metals Pty Ltd
K G Rodgers	Chief Financial Officer & Business Development Manager	Intec Ltd
A R Tong	Senior Research Metallurgist and Laboratory Manager	Intec Hellyer Metals Pty Ltd

(c) Key management personnel compensation

	Consolidated		Parent entity	
	2006	2005	**2006**	2005
	$	$	**$**	$
Short-term employee benefits	**1,283,678**	1,259,102	**1,283,678**	1,259,102
Post-employment benefits	**109,997**	194,028	**109,997**	194,028
Share-based payments	**79,407**	129,059	**79,407**	129,059
	1,473,082	1,582,189	**1,473,082**	1,582,189

The Company has taken advantage of the relief provided by the Corporations Regulations and has transferred the detailed remuneration disclosures to the Directors' report. The relevant information can be found in sections A-C of the remuneration report included in the Directors report.

Notes to the financial statements (continued)

25 Key management personnel disclosures (continued)

(d) Equity instrument disclosures relating to key management personnel

(i) Options provided as remuneration and shares issued on exercise of such options

Details of options provided as remuneration and shares issued on the exercise of such options, together with terms and conditions of the options, can be found in section D of the remuneration report included in the Directors report.

(ii) Option holdings

The numbers of options over ordinary shares in the Company held during the financial year by each Director of the Company and other key management personnel of the Group, including their personally related parties, are set out below.

2006 Name	Balance at the start of the year	Granted during the year as compensation	Exercised during the year	Other changes during the year	Balance at the end of the year	Vested and exercisable at the end of the year
Directors of Intec Ltd						
P R Wood	2,617,298	1,014,590	-	-	3,631,888	3,631,888
A J Moyes	2,510,286	804,832	-	-	3,315,118	3,315,118
R H Jenkins (resigned 14/03/06)	-	318,419	-	-	318,419	318,419
I W Ross	-	329,783	-	-	329,783	329,783
K J Severs	435,475	335,535	-	-	771,010	771,010
Other key management personnel of the Group						
J L Huens	1,111,886	-	-	-	1,111,886	1,111,886
K G Rodgers	1,926,783	-	-	-	1,926,783	1,926,783
A R Tong	395,287	-	-	-	395,287	395,287

No options are vested and unexercisable at the end of the year.

2005 Name	Balance at the start of the year	Granted during the year as compensation	Exercised during the year	Other changes during the year	Balance at the end of the year	Vested and exercisable at the end of the year
Directors of Intec Ltd						
P R Wood	2,617,298	-	-	-	2,617,298	2,617,298
A J Moyes	2,510,286	-	-	-	2,510,286	2,510,286
R H Jenkins (resigned 14/03/06)	-	-	-	-	-	-
I W Ross	-	-	-	-	-	-
K J Severs	435,475	-	-	-	435,475	435,475
Other key management personnel of the Group						
J L Huens	516,812	595,074	-	-	1,111,886	1,111,886
K G Rodgers	1,001,110	925,673	-	-	1,926,783	1,926,783
A R Tong	-	395,287	-	-	395,287	395,287

(iii) Share holdings

The numbers of shares in the company held at the end of the financial year by each Director of the Company and other key management personnel of the Group, including their personally related parties, are set out below. There were no shares granted during the reporting period as compensation.

2006 Name	Balance at the start of the year	Received during the year on the exercise of options	Other changes during the year	Balance at the end of the year
Ordinary shares				
Directors of Intec Ltd				
P R Wood	1,231,076	-	291,694	1,522,770
A J Moyes	1,404,578	-	45,455	1,450,033
R H Jenkins (resigned 14/03/06) [1]	-	-		-
I W Ross	172,464	-	45,455	217,919
K J Severs	1,399,463	-	45,455	1,444,918
Other key management personnel of the Group				
J L Huens	-	-		
K G Rodgers	515,928	-	45,455	561,383
A R Tong	-	-		

25 Key management personnel disclosures (continued)

2005 Name	Balance at the start of the year	Received during the year on the exercise of options	Other changes during the year	Balance at the end of the year
Ordinary shares				
Directors of Intec Ltd				
P R Wood	990,956	-	240,120	1,231,076
A J Moyes	1,332,114	-	72,464	1,404,578
R H Jenkins	-	-	-	-
I W Ross	100,000	-	72,464	172,464
K J Severs	1,326,999	-	72,464	1,399,463
Other key management personnel of the Group				
J L Huens	-	-		
K G Rodgers	371,000	-	144,928	515,928
A R Tong	-	-		

[1] Mr Jenkins is the Managing Director of Kizoz Pty Ltd, a trustee superannuation fund which has a relevant interest in 20,706,243 shares in the Company (2005: 20,706,243 shares).

26 Remuneration of auditors

During the year the following fees were paid or payable for services provided by the auditor of the parent entity, its related practices and non-related audit firms:

	Consolidated		Parent entity	
	2006	2005	**2006**	2005
	$	$	**$**	$
(a) Assurance services				
Audit services				
PricewaterhouseCoopers Australian firm				
Audit and review of financial reports and other audit work under the *Corporations Act 2001*	**56,520**	52,100	**56,520**	52,100
Other assurance services				
PricewaterhouseCoopers Australian firm				
Audit of regulatory returns	-	5,000	-	5,000
Audit of transition to AIFRS	**20,000**	-	**20,000**	-
Total remuneration for other assurance services	**20,000**	5,000	**20,000**	5,000
Total remuneration for assurance services	**76,520**	57,100	**76,520**	57,100
(b) Taxation services				
PricewaterhouseCoopers Australian firm				
Tax compliance services, including review of company income tax returns	-	17,795	-	17,795
Total remuneration for taxation services	-	17,795	-	17,795

The Group may employ PricewaterhouseCoopers on assignments additional to their statutory audit duties where PricewaterhouseCoopers' expertise and experience with the Group are important. These assignments are principally tax advice and audit of regulatory referees.

27 Contingencies

(a) Contingent liabilities

The parent entity and Group had contingent liabilities at 30 June 2006 in respect of:

R&D Start Grant repayable component

The Group has received an R&D Start grant from the Federal Government which is partly repayable contingent upon the successful commercialisation of the technology for which the R&D Start grant was made. The original contingent liability that may be repaid is $1,832,085. The repayment rate is set at 30% of the revenues generated from the technology annually until the repayable component has been repaid. Interest is currently accruing on this amount, and the current contingent liability including interest is $2,817,163 (2005 - $2,539,129).

27 Contingencies (continued)

Minesite rehabilitation

The Group may have a responsibility to rehabilitate the Hellyer minesite under the terms of the Consolidated Mining Lease (the Lease) granted over the site. Rehabilitation may be required when the Lease expires, or when the minesite alters or when all mining operations have ceased. It is not possible to estimate either the amount which will be required to complete the rehabilitation or the timeframe within which it will be required.

28 Commitments

(a) Capital commitments

Capital expenditure contracted for at the reporting date but not recognised as liabilities is as follows:

	Consolidated		Parent entity	
	2006	2005	**2006**	2005
	$	$	**$**	$
Property, plant and equipment				
Payable:				
Within one year	-	279,150	-	-
Later than one year but not later than five years	-	-	-	-
Later than five years	-	-	-	-
	-	279,150	-	-

(b) Lease commitments

Operating leases

The Group leases various offices and warehouses under non-cancellable operating leases expiring within two years. The leases have varying terms, escalation clauses and renewal rights. On renewal, the terms of the leases are renegotiated.

The Group also leases various plant and machinery under cancellable operating leases. The Group is required to give six months notice for termination of these leases.

	Consolidated		Parent entity	
	2006	2005	**2006**	2005
	$	$	**$**	$
Commitments for minimum lease payments in relation to non-cancellable operating leases are payable as follows:				
Within one year	**62,255**	34,306	-	-
Later than one year but not later than five years	-	11,322	-	-
Later than five years	-	-	-	-
	62,255	45,628	-	-

29 Related party transactions

(a) Parent entities

The parent entity within the Group is Intec Ltd.

(b) Subsidiaries

Interests in subsidiaries are set out in note 30.

(c) Key management personnel

Disclosures relating to key management personnel are set out in note 25.

(d) Transactions with subsidiaries

The following transactions occurred with related parties:

	2006	2005
	$	$
(i) Management fees		
Intec on charged certain expenses to its controlled entities. The amounts charged were determined on the basis of an allocation of costs to projects specifically concerned with the activities of those controlled entities.	**1,700,523**	1,403,317

29 Related party transactions (continued)

	2006 $	2005 $
(ii) Royalties		
A controlled entity, Intec Copper Pty Ltd charged royalty fees to another controlled entity, Intec Hellyer Metals Pty Ltd for the use of technology developed by Intec Copper Pty Ltd in the development of the demonstration plant by IHM.	**300,000**	-
(iii) Interest		
Intec Ltd charged interest on its loans to controlled entities during the year.		
Intec Copper Pty Ltd	**514,075**	-
Intec Hellyer Metals Pty Ltd	**1,172,287**	-

(e) Loans to subsidiaries

	2006 $	2005 $
Beginning of the year	**15,356,577**	9,313,191
Loans advanced	**12,619,227**	6,043,386
End of year	**27,975,804**	15,356,577
Less provision for doubtful debts	**(6,344,859)**	(9,251,719)
Carrying value at end of year	**21,630,945**	6,104,858
Movement in provision for doubtful debts		
Beginning of year	**9,251,719**	7,846,145
Provided/(written back) during year	**(2,906,860)**	1,405,574
End of year	**6,344,859**	9,251,719

Provisions for doubtful debts have been raised in relation to outstanding balances, and an expense has been recognised in respect of bad or doubtful debts due from subsidiaries.

(f) Transactions with associates

	2006 $	2005 $
Bass Metals Ltd		
Intec Hellyer Metals Pty Ltd received payments from Bass Metals Ltd relating to the provision of various services at the Hellyer minesite and director's fees.	**25,212**	-

(g) Terms and conditions

All other transactions were made on normal commercial terms and conditions and at market rates, except that there are no fixed terms for the repayment of loans between the parties. The average interest rate on loans during the year was 8.3% (2005 - Nil).

Outstanding balances are unsecured and are repayable in cash.

30 Subsidiaries

The consolidated financial statements incorporate the assets, liabilities and results of the following subsidiaries in accordance with the accounting policy described in note 1(b):

Name of entity	Country of incorporation	Class of shares	Equity holding 2006 %	Equity holding 2005 %
Intec Copper Pty Ltd	Australia	Ordinary	**100**	100
Intec Hellyer Metals Pty Ltd	Australia	Ordinary	**100**	100

31 Investments in associates

(a) Carrying amounts

Information relating to associates is set out below.

Name of company	Principal activity	Ownership interest		**Consolidated**		**Parent entity**	
		2006 %	2005 %	**2006** $	2005 $	**2006** $	2005 $
Listed							
Bass Metals Ltd	Mineral Exploration	**22.10**	43.84	**932,338**	1,079,320	-	-

The associated company is incorporated in Australia and its reporting date is 30 June.

31 Investments in associates (continued)

	Consolidated 2006 $	2005 $
(b) Movements in carrying amounts		
Carrying amount at the beginning of the financial year	**1,079,320**	-
Acquisition of shares in associate	-	1,200,000
Adjustment on change in % shareholding	**97,396**	-
Share of capital raising costs	**(87,642)**	-
Share of increase in reserves	**35,793**	-
Share of losses after income tax	**(192,529)**	(120,680)
Carrying amount at the end of the financial year (shown as investment at cost)	**932,338**	1,079,320
(c) Fair value of listed investments in associates		
Bass Metals Ltd	**1,400,000**	1,200,000

Based on share price of $0.175 (2005 - $0.15) at end of year

	2006 $	2005 $
(d) Share of associate's losses		
Loss before income tax	**(192,529)**	(120,680)
Income tax expense	-	-
Adjustment on change in % shareholdings	**97,396**	
Loss after income tax	**(95,133)**	(120,680)

(e) Summarised financial information of associates

	Group's share of: Assets $	Liabilities $	Revenues $	Loss $
2006				
Bass Metals Ltd	1,128,275	87,713	30,428	(95,133)
2005				
Bass Metals Ltd	2,097,241	70,488	-	120,680

32 Events occurring after the balance sheet date

A subsidiary is currently finalising legal documentation in relation to the formation of the Hellyer Zinc Concentrate Joint Venture based on a letter of agreement dated 28 March 2006 with Polymetals Mining Services Pty Ltd. The joint venture is being formed to process through the Hellyer Mill a portion of tailings from the Hellyer tailings dam to produce saleable zinc concentrate. The subsidiary will have a 50% participating interest in the joint venture and will be entitled to 50% of concentrate production.

On 25 September 2006 the Company granted 5,050,000 options to employees and certain key consultants which are exercisable at any time until expiry on 30 August 2011 at an option exercise price of $0.11.

No matters or circumstances have arisen since 30 June 2006 that have significantly affected or may significantly affect the consolidated entity's operations in future financial years, or the results of those operations in future financial years, or the consolidated entity's state of affairs in future financial years.

33 Reconciliation of profit/(loss) after income tax to net cash inflow/(outflow) from operating activities

	Consolidated		Parent entity	
	2006	2005	**2006**	2005
	$	$	**$**	$
Operating (loss)/profit after income tax	**(4,510,824)**	(3,729,818)	**5,619,125**	(3,618,217)
Non cash items and non operating cash flows included in profit and loss				
Depreciation and amortisation	**676,163**	208,949	**200,260**	144,765
Diminution - loans to controlled entities	-	-	**(2,906,860)**	1,405,574
Diminution - investment in controlled entities	-	-	**15,768**	-
Expense recovery from controlled entities	-	-	**(411,808)**	(1,403,316)
Management fees charged to controlled entities	-	-	**(1,288,714)**	-
Interest charged to controlled entities	-	-	**(1,686,362)**	-
Share based payment expenses	**611,484**	169,117	**611,484**	169,177
Net (profit) loss on sale of tenements	-	(1,167,054)	-	-
Equity share of losses of associated entities	**95,133**	120,680	-	-
	(3,128,044)	(4,398,126)	**152,892**	(3,302,017)
Changes in assets and liabilities				
Decrease/(increase) in receivables	**(46,109)**	(86,719)	**3,229**	11,134
Decrease/(increase) in prepayments	**(8,340)**	(3,606)	**(8,340)**	(3,606)
Increase/(decrease) in trade creditors	**(517,734)**	(204,843)	**(88,722)**	(72,660)
Increase/(decrease) in other creditors	**14,904**	456,394	**(33,081)**	(67,211)
Increase/(decrease) in employee entitlements	**15,649**	91,773	**(23,330)**	91,773
Deferred income tax asset recognised in income statement	**(4,272,835)**	-	-	-
Net cash inflow(outflow) from operating activities	**(7,942,509)**	(4,145,127)	**2,648**	(3,342,647)

34 Non-cash investing and financing activities

	Consolidated		Parent entity	
	2006	2005	**2006**	2005
	$	$	**$**	$
(a) Non-cash financing and investing activities				
Sale of exploration tenements to Bass Metals Ltd	-	1,200,000	-	-

(b) Financing arrangements

The Group has a working capital finance facility with Macquarie Bank Limited

	Consolidated		Parent entity	
	2006	2005	**2006**	2005
	$	$	**$**	$
Unsecured				
Working capital finance facility	**2,500,000**	-	**2,500,000**	-
Total amounts advanced under working capital facility as at 30 June 2006	-	-	-	-
Total current borrowings	-	-	-	-

The working capital finance facility is repayable at call and bears interest at 7.5% per annum (2005 – N/A).

The working capital finance facility may be drawn at any time and is subject to annual review. The expiry date of the facility is 1 April 2007.

(i) Interest rate risk exposures

The Group's exposure to interest rate risk arises predominantly from liabilities bearing variable interest rates. At 30 June 2006 no such liabilities were in place.

(ii) Fair values

The fair values of borrowings at balance date equal the carrying values.

35 Loss per share

	Consolidated	
	2006	2005
	Cents	Cents
(a) Basic loss per share		
Loss attributable to the ordinary equity holders of the company	**1.0**	1.1
(b) Diluted loss per share		
Loss attributable to the ordinary equity holders of the company	**1.0**	1.1

(c) Reconciliations of loss used in calculating loss per share

	Consolidated	
	2006	2005
	$	$
Basic loss per share		
Loss attributable to the ordinary equity holders of the company used in calculating basic loss per share	**(4,510,824)**	(3,729,818)
Diluted loss per share		
Loss attributable to the ordinary equity holders of the company used in calculating diluted loss per share	**(4,510,824)**	(3,729,818)

(d) Weighted average number of shares used as the denominator

	Consolidated	
	2006	2005
	Number	Number
Weighted average number of ordinary shares used as the denominator in calculating basic loss per share	**438,715,136**	349,602,479
Adjustments for calculation of diluted loss per share:		
Options	**-**	-
Weighted average number of ordinary shares and potential ordinary shares used as the denominator in calculating diluted loss per share	**438,715,136**	349,602,479

(e) Information concerning the classification of securities

(ii) Options

Options granted to employees under the Intec Option Plan are not considered to be potential ordinary shares and have not been included in the determination of diluted loss per share. The options have not been included in the determination of basic loss per share. Details relating to the options are set out in note 22.

36 Share-based payments

(a) Employee Option Plan

The establishment of the Intec Option Plan was approved by shareholders at the 2001 annual general meeting. All staff and consultants are eligible to participate in the plan.

Options are granted under the plan for no consideration. Options are granted for a five year period.

Options granted under the plan carry no dividend or voting rights.

When exercisable, each option is convertible into one ordinary share.

The exercise price of the options is the current market price on the date the options are granted as determined by the Board. Set out below are summaries of options granted under the plan:

Grant date	Expiry date	Exercise price	Value per option at grant date	Date exercisable
16 July 2002	16 July 2007	$0.24625	-	16 July 2002
20 November 2002	16 July 2007	$0.24625	-	20 November 2002
26 November 2003	26 November 2008	$0.10	-	16 November 2003
1999 - 2000	30 June 2010	$0.49625	-	1 January 2001
5 April 2005	24 February 2010	$0.069	$0.0363	5 April 2005
16 November 2005	24 February 2010	$0.069	$0.0283	26 November 2005

No options were forfeited during the periods covered by the above tables.

The weighted average share price at the date of exercise of options exercised during the year ended 30 June 2006 was $0.069 (2005 - N/A).

The weighted average remaining contractual life of share options outstanding at the end of the period was 2.14 years (2005 - 3.12 years).

36 Share-based payments (continued)

The assessed fair value at grant date of options granted to the individuals is allocated equally over the period from grant date to vesting date, and the amount is included in the remuneration tables above. Fair values at grant date are independently determined using a Black-Scholes option pricing model that takes into account the exercise price, the term of the option, the impact of dilution, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk-free interest rate for the term of the option.

The model inputs for options granted during the year ended 30 June 2006 included:

		2006	2005
(a)	options are granted for no consideration		
(b)	exercise price	$0.069	$0.069
(c)	grant date	16 November 2005	5 April 2005
(d)	expiry date	24 February 2010	24 February 2010
(e)	share price at grant date	$0.069	$0.068
(f)	expected price volatility of the company's shares	42.9%	56.2%
(g)	expected dividend yield	0.0%	0.0%
(h)	risk-free interest rate	5.5%	5.5%

Shares provided on exercise of remuneration options

300,000 ordinary shares in the company were provided as a result of the exercise of remuneration options issued to employees and certain key consultants.

(b) Expenses arising from share-based payment transactions

Total expenses arising from share-based payment transactions recognised during the period were as follows:

	Consolidated		Parent entity	
	2006	2005	**2006**	2005
	$	$	**$**	$
Options issued under Intec Option Plan [1]	**98,089**	169,117	**98,089**	169,117
Options issued to Macquarie Bank Limited[2]	**513,395**	-	**513,395**	-
	611,484	169,117	**611,484**	169,117

1 Recognised as employee benefit expense in the income statement.
2 Recognised as finance raising costs in the income statement.

37 Explanation of transition to Australian equivalents to IFRSs

(1) Reconciliation of equity reported under previous Australian Generally Accepted Accounting Principles (AGAAP) to equity under Australian equivalents to IFRSs (AIFRS)

(a) At the date of transition to AIFRS: 1 July 2004

	Consolidated			Parent entity		
	Previous AGAAP $	Effect of transition to AIFRS $	AIFRS $	Previous AGAAP $	Effect of transition to AIFRS $	AIFRS $
ASSETS						
Current assets						
Cash and cash equivalents	1,104,495	-	1,104,495	1,071,481	-	1,071,481
Trade and other receivables	67,624	-	67,624	47,266	-	47,266
Other current assets	9,509	-	9,509	9,509	-	9,509
Total current assets	1,181,628	-	1,181,628	1,128,256	-	1,128,256
Non-current assets						
Receivables	239,500	-	239,500	1,467,046	-	1,467,046
Investments	-	-	-	15,770	-	15,770
Exploration costs	30,000	-	30,000	30,000	-	30,000
Plant and equipment	1,688,435	-	1,688,435	432,994	-	432,994
Intangible assets	10,000	-	10,000	10,000	-	10,000
Total non-current assets	1,967,935	-	1,967,935	1,955,810	-	1,955,810
Total assets	3,149,563	-	3,149,563	3,084,066	-	3,084,066
LIABILITIES						
Current liabilities						
Trade and other payables	616,936	-	616,936	551,439	-	551,439
Total current liabilities	616,936	-	616,936	551,439	-	551,439
Non-current liabilities						
Provisions	64,646	-	64,646	64,646	-	64,646
Total non-current liabilities	64,646	-	64,646	64,646	-	64,646
Total liabilities	681,582	-	681,582	616,085	-	616,085
Net assets	2,467,981	-	2,467,981	2,467,981	-	2,467,981
EQUITY						
Contributed equity	33,844,159	-	33,844,159	33,844,159	-	33,844,159
Accumulated losses	(31,376,178)	-	(31,376,178)	(31,376,178)	-	(31,376,178)
Total equity	2,467,981	-	2,467,981	2,467,981	-	2,467,981

37 Explanation of transition to Australian equivalents to IFRSs

(1) Reconciliation of equity reported under previous Australian Generally Accepted Accounting Principles (AGAAP) to equity under Australian equivalents to IFRSs (AIFRS)

(b) At the end of the last reporting period under previous AGAAP: 30 June 2005

	Consolidated			Parent entity		
	Previous AGAAP $	Effect of transition to AIFRS $	AIFRS $	Previous AGAAP $	Effect of transition to AIFRS $	AIFRS $
ASSETS						
Current assets						
Cash and cash equivalents	4,544,757	-	4,544,757	4,189,323	-	4,189,323
Trade and other receivables	204,226	-	204,226	36,132	-	36,132
Other current assets	13,115	-	13,115	13,116	-	13,116
Total current assets	4,762,098	-	4,762,098	4,238,571		4,238,571
Non-current assets						
Receivables	243,020	-	243,020	6,104,858	-	6,104,858
Investments accounted for using the equity method	1,079,320	-	1,079,320	-	-	-
Other financial assets	-	-	-	15,770	-	15,770
Property, plant and equipment	5,784,516	-	5,784,516	560,195	-	560,195
Intangible assets	10,000	-	10,000	-	-	-
Total non-current assets	7,116,856	-	7,116,856	6,680,823	-	6,680,823
Total assets	11,878,954	-	11,878,954	10,919,392	-	10,919,392
LIABILITIES						
Current liabilities						
Trade and other payables	1,467,709	-	1,467,709	440,879	-	440,879
Total current liabilities	1,467,709	-	1,467,709	440,879	-	440,879
Non-current liabilities						
Provisions	105,911	-	105,911	61,579	-	61,579
Total non-current liabilities	105,911	-	105,911	61,579	-	61,579
Total liabilities	1,573,620	-	1,573,620	502,458	-	502,458
Net assets	10,305,334	-	10,305,334	10,416,935	-	10,416,935
EQUITY						
Contributed equity	45,242,213	-	45,242,213	45,242,213	-	45,242,213
Reserves 4(d)	-	169,117	169,117	-	169,117	169,117
Accumulated losses 4(d)	(34,936,879)	(169,117)	(35,105,996)	(34,825,278)	(169,117)	(34,994,395)
Total equity	10,305,334	-	10,305,334	10,416,935	-	10,416,935

37 Explanation of transition to Australian equivalents to IFRSs

(2) Reconciliation of profit for the year ended 30 June 2005

	Consolidated			Parent entity		
	Previous AGAAP $	Effect of transition to AIFRS $	AIFRS $	Previous AGAAP $	Effect of transition to AIFRS $	AIFRS $
Revenue from continuing operations	2,214,857	(1,869,015)	345,842	612,393	-	612,393
Other income	-	1,836,069	1,836,069	648,560	-	648,560
Equity share of losses of associated entities	(120,680)	-	(120,680)	-	-	-
Administration expense	(596,374)	-	(596,374)	(576,929)	-	(576,929)
Demonstration plant expenses	(741,177)	-	(741,177)	-	-	-
Depreciation and amortisation expenses	(208,949)	-	(208,949)	(144,765)	-	(144,765)
Employee benefits expenses 4(c)	(2,749,007)	(169,117)	(2,918,124)	(1,617,642)	(169,117)	(1,786,759)
Engineering and other consultants expenses	(21,727)	-	(21,727)	(8,428)	-	(8,428)
Occupancy expense	(214,447)	-	(214,447)	(214,447)	-	(214,447)
Provision against advances to controlled entity	-	-	-	(1,405,574)	-	(1,405,574)
Research and development expenses	(377,134)	-	(377,134)	(366,671)	-	(366,671)
Other expenses from ordinary activities 4(c)	(746,063)	32,946	(713,117)	(375,597)	-	(375,597)
Loss from ordinary activities before income tax expense	(3,560,701)	(169,117)	(3,729,818)	(3,449,100)	(169,117)	(3,618,217)
Income tax (expense) benefit relating to ordinary activities	-	-	-	-	-	-
Net loss attributable to members of Intec Ltd	(3,560,701)	(169,117)	(3,729,818)	(3,449,100)	(169,117)	(3,618,217)
Basic and diluted earnings (loss) per share (cents per share)	(1.0)		(1.1)			

(3) Reconciliation of cash flow statement for the year ended 30 June 2005

The adoption of AIFRSs has not resulted in any material adjustments to the cash flow statement.

37 Explanation of transition to Australian equivalents to IFRSs (continued)

(4) Notes to the reconciliations

(a) Share-based payments

Under AASB 2 *Share-based Payment* from 1 July 2004 the Group is required to recognise an expense for those options that were issued to employees under the Intec Option Plan after 7 November 2002 but that had not vested by 1 January 2005. The effect of this is:

(i) At 1 July 2004

For the Group there has been no decrease in accumulated losses.

(ii) At 30 June 2005

For the Group there has been a decrease in accumulated losses of $169,117 and a corresponding increase in reserves. The effect is the same for the parent entity.

(iii) For the year ended 30 June 2005

For the Group and the parent entity there has been an increase in employee benefits expense of $169,117.

(b) Financial instruments

The Group has elected to apply the exemption from restatement of comparatives for AASB 132 *Financial Instruments: Disclosure and Presentation* and AASB 139 *Financial Instruments: Recognition and Measurement*. It has therefore continued to apply the previous AGAAP rules to derivatives, financial assets and financial liabilities and also to hedge relationships for the year ended 30 June 2005. There are no adjustments required for differences between previous AGAAP and AASB 132 and AASB 139 to be recognised at 1 July 2005.

(c) Proceeds on sale of non-current assets

Under previous AGAAP, proceeds from the sale of non-current assets were included in revenue and the book value of the assets sold was included in other expense. Under AIFRS, net gains on the sale of assets are presented in other income and net losses in other expense. The effect of this is:

(i) At 1 July 2004 and 30 June 2005

There is no effect on the Group or the parent entity.

(ii) For the year ended 30 June 2005

For the Group, other income and other expense have decreased by $32,946 and for the parent entity they have decreased by nil. There is no effect on loss for the year.

(d) Accumulated Losses

The effect on accumulated losses of the changes set out above are as follows:

	1 July 2004		30 June 2005	
	Consolidated $	Parent entity $	Consolidated $	Parent entity $
Share-based payments	-	-	169,117	169,117
Total adjustment	-	-	169,117	169,117

(5) Adjustments on transition to AASB132 Financial Instruments: Disclosure and Presentation and AASB139 Financial Instruments: Recognition and Measurement 1 July 2005

The adoption of AIFRSs has not resulted in any material adjustments in respect of these standards.

Directors' declaration

In the Directors' opinion:

(a) The attached financial statements and notes are in accordance with the *Corporations Act 2001*, including:

   (i) complying with Accounting Standards, the *Corporations Regulations 2001* and other mandatory professional reporting requirements; and

   (ii) giving a true and fair view of the Company's and consolidated entity's financial position as at 30 June 2006 and of its performance, as represented by the results of their operations, changes in equity and their cash flows, for the financial year ended on that date; and

(b) there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable; and

(c) the audited remuneration disclosures set out in the Directors' report comply with Accounting Standards AASB 124 *Related Party Disclosures* and the *Corporations Regulations 2001*.

The Directors have been given the declarations by the Managing Director and Chief Executive Officer and Chief Financial Officer required by section 295A of the *Corporations Act 2001*.

This declaration is made in accordance with a resolution of the Directors.

Philip R. Wood

Philip R Wood
Managing Director and Chief Executive Officer

Sydney
28 September 2006



PricewaterhouseCoopers
ABN 52 780 433 757

Darling Park Tower 2
201 Sussex Street
GPO BOX 2650
SYDNEY NSW 1171
DX 77 Sydney
Australia
www.pwc.com/au
Telephone +61 2 8266 0000
Facsimile +61 2 8266 9999

Independent audit report to the members of Intec Ltd

Audit opinion

In our opinion:

1. the financial report of Intec Ltd :

    - gives a true and fair view, as required by the *Corporations Act 2001* in Australia, of the financial position of Intec Ltd and the Intec Ltd Group (defined below) as at 30 June 2006, and of their performance for the year ended on that date, and
    - is presented in accordance with the *Corporations Act 2001*, Accounting Standards and other mandatory financial reporting requirements in Australia, and the *Corporations Regulations 2001*; and

2. the audited remuneration disclosures that are contained on pages 10 to 14 of the directors' report comply with Accounting Standard AASB 124 *Related Party Disclosures* (AASB 124) and the *Corporations Regulations 2001*.

This opinion must be read in conjunction with the rest of our audit report.

Scope

The financial report, remunerations disclosures and directors' responsibility

The financial report comprises the balance sheet, income statement, cash flow statements, statement of changes in equity, accompanying notes to the financial statements, and the directors' declaration for both Intec Ltd (the company) and the Intec Ltd Group (the consolidated entity), for the year ended 30 June 2006. The consolidated entity comprises both the company and the entities it controlled during that year.

The company has disclosed information about the remuneration of directors and executives (audited remuneration disclosures) as required by AASB 124, under the heading "remuneration report" on pages 10 to 14 of the directors' report, as permitted by the *Corporations Regulations 2001*.

The directors of the company are responsible for the preparation and true and fair presentation of the financial report in accordance with the *Corporations Act 2001*. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report. The directors are also responsible for the remuneration disclosures contained in the directors' report.

Audit approach

We conducted an independent audit in order to express an opinion to the members of the company. Our audit was conducted in accordance with Australian Auditing Standards, in order to provide reasonable assurance as to whether the financial report is free of material misstatement and the remuneration disclosures comply with AASB 124 and the *Corporations Regulations 2001*. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected. For further explanation of an audit, visit our website http://www.pwc.com/au/financialstatementaudit.

We performed procedures to assess whether in all material respects the financial report presents fairly, in accordance with the *Corporations Act 2001*, Accounting Standards and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the company's and the consolidated entity's financial position, and of their performance as represented by the results of their operations, changes in equity and cash flows. We also performed procedures to assess whether the remuneration disclosures comply with AASB 124 and the *Corporations Regulations 2001*.

We formed our audit opinion on the basis of these procedures, which included:

- examining, on a test basis, information to provide evidence supporting the amounts and disclosures in the financial report and remuneration disclosures, and
- assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the directors.

Our procedures include reading the other information in the Annual Report to determine whether it contains any material inconsistencies with the financial report.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

Our audit did not involve an analysis of the prudence of business decisions made by directors or management.

Independence

In conducting our audit, we followed applicable independence requirements of Australian professional ethical pronouncements and the *Corporations Act 2001*.

PricewaterhouseCoopers

RJF Bradgate
Partner

Sydney
28 September 2006

Shareholder information

The shareholder information set out below was applicable as at 26 September 2006.

A. Distribution of equity securities

Analysis of numbers of equity security holders by size of holding:

	Class of equity security Ordinary shares	
	Number of Holders of Shares	Ordinary Shares
1 - 1000	61	8,337
1,001 - 5,000	88	358,592
5,001 - 10,000	156	1,393,071
10,001 - 100,000	982	46,939,387
100,001 and over	578	486,746,076
Total	**1,865**	**535,445,463**

At the prevailing market price of shares ($0.125), there were 88 shareholders with less than a marketable parcel of $500 (being 4,000 shares).

B. Equity security holders

Twenty largest quoted equity security holders

The names of the twenty largest holders of quoted equity securities are listed below:

Name	Ordinary shares	
	Number held	Percentage of issued shares
ANZ Nominees Limited	59,069,607	11.032%
Orian Holding Corp	54,141,586	10.112%
Kizoz Pty Ltd	25,993,400	4.855%
National Nominees Limited	23,824,842	4.450%
Invia Custodian Pty Limited	15,283,720	2.854%
Wuudee Australia Pty Limited	8,196,000	1.531%
Macquarie Bank Limited	7,246,377	1.353%
Mr Peter Kenneth Everett	6,635,597	1.239%
Reach Out Pty Ltd	5,572,460	1.041%
Mr William E Conway	5,046,428	0.942%
Mr Michael John McKenzie	5,045,455	0.942%
Oregon Nominees Pty Ltd	5,000,000	0.934%
Smacer Pty Ltd	4,590,910	0.857%
Daun & Cie Ag	4,500,000	0.840%
Mr Peter Colin Taylor	4,045,455	0.756%
Grizzly Holdings Pty Ltd	3,885,691	0.726%
JJ Bronson Jacobs Pty Ltd	3,500,000	0.654%
Kurraba Investments Pty Ltd	3,454,545	0.645%
Kas Developments Pty Limited	3,442,090	0.643%
Wendelini Pty Limited	3,234,583	0.604%
Total of Top 20 share holdings	**251,708,746**	**47.009%**
Other shareholders	**283,736,717**	**52.991%**
Total ordinary shares	**535,445,463**	**100.000%**

Intec Ltd shares are also listed on the Deutsche Boerse (Code INF).

C. Substantial holders

Substantial holders in the company are set out below:

Substantial Shareholder (extracts from Substantial Shareholder Register)	Shareholding	
	Number held	Percentage
Ordinary shares		
Ivanhoe Mines Ltd. Group (Orian Holding Corp.)	54,141,586	10.112

D. Voting rights

The voting rights attaching to each class of equity securities are set out below:

(a) Ordinary shares

On a show of hands every member present at a meeting in person or by proxy shall have one vote and upon a poll each share shall have one vote.

(b) Options

No voting rights.

E Summary of options issued

	No of options	No of holders	Options held	% Options Issued
Options expiring 30 June 2007 with an exercise price of $0.24625	**7,301,956**	**17**		
Option holders with more than 20% of class				
Philip Ronald Wood			2,047,035	28.03%
Anthony John Moyes			1,756,749	24.06%
Options expiring 26 November 2008 with an exercise price of $0.10	**4,626,008**	**17**		
Option holders with more than 20% of class			Nil	
Options expiring 30 June 2009 with an exercise price of $0.49625	**1,275,000**	**6**		
Option holders with more than 20% of class				
Steven Joseph Koroknay			400,000	31.37%
Denis Michael Hanley			400,000	31.37%
Options expiring 24 February 2010 with an exercise price of $0.069	**6,087,213**	**17**		
Option holders with more than 20% of class			Nil	
Options expiring 30 August 2011 with an exercise price of $0.11	**5,050,000**	**19**		
Option holders with more than 20% of class			Nil	

Corporate governance statement

The Directors are responsible to the shareholders for the performance of the Company in both the short and the longer term and seek to balance these sometime competing objectives in the best interests of the Company as a whole. Their principal focus is to enhance the interests of shareholders and to ensure that the Company, including its controlled entities, is properly managed. The Board draws on relevant best practice principles, particularly those issued by the ASX Corporate Governance Council. At its August 2005, May 2006 and August 2006 meetings the Board examined the Company's corporate governance practices compared to the best practice principles proposed by the ASX Corporate Governance Council. While the Company will align itself with the principles proposed by ASX, it is mindful that there may be some instances where compliance is not practicable for a company of Intec's current small size. The Corporate Governance Committee, made up of Messrs Severs, Wood and Ross, met in May 2006 and August 2006 to review and amend this statement.

For a number of years the Company, the Board and senior management, have taken a pro-active role to corporate governance matters. In many areas the Company has adopted corporate governance measures which are more comprehensive than those required by statutory legislation.

The Australian Stock Exchange Corporate Governance Council's publication 'Principles of Good Corporate Governance and Best Practice Recommendations' is for guidance purposes: however all listed companies are required to disclose the extent to which they have followed the recommendations; and to identify any recommendations they have chosen not to follow; giving reasons for not doing so. The Company's Board of Directors has reviewed the recommendations. In many cases the Company was already achieving the standard required. In other cases the Company will have to consider new arrangements to enable compliance. In a limited number of instances, the Company may determine not to meet the standard set out in the recommendations, largely due to the recommendation being considered by the Board to be unduly onerous for a company of this size.

The following paragraphs set out the Company's position relative to each of the 10 principles contained in the ASX Corporate Governance Council's report.

Principle 1: Lay solid foundations for management and oversight

The Company has not yet formalised and disclosed the functions reserved to the Board and those delegated to management. However, the Company has a small Board (two Non-executive Directors plus the Managing Director and Chief Executive Officer and the Technical Director) and a small management team, so roles and functions have to be flexible to meet specific requirements.

Principle 2: Structure the Board to add value

The Company complies with most of the recommendations within this area as the Chairman is independent; and is separate from the Managing Director and Chief Executive Officer. The Company may not comply with the recommendation that a majority of Directors should be independent. The Company does not have a Board nomination committee.

Two of the Company's four Directors are Non-executives, and none have undertaken 'material' consultancy work for the Company within the past three years.

Minor consultancy work has been undertaken on normal commercial terms by Mr Severs and payments are disclosed within the Quarterly Reports and the Directors' Reports. The use of a non-executive Director for consultancy work reflects his expertise and knowledge. In the absence of this Director, the Company would have to use 'external' consultants, which may result in increased costs.

Mr Severs has been a Director of the Company since 26 March 2001 and was a Director of Intec Copper Pty Ltd from 1995 to December 1998, a period of time, which in the words of the ASX document, 'could be perceived to materially interfere with his ability to act in the best interests of the Company'. Mr Severs acts in a part-time capacity as the Company's marketing representative for Europe. The Board does not believe that the consultancy work undertaken by Mr Severs, nor Mr Severs' period of tenure as a Director, compromise his independence.

Each Director of the Company has the right to seek independent professional advice at the expense of the Company. Prior approval of the Chairman is required, but this will not be unreasonably withheld.

Principle 3: Promote ethical and responsible decision-making

The Company has a policy concerning trading in its securities by Directors, management, staff and significant consultants which is set out in the Annual Report.

The Company has adopted a formal code of conduct, one which reflects the Company's size and the close interaction of individuals throughout the organisation.

Principle 4: Safeguard integrity in financial reporting

The Company regularly reviews its procedures to ensure compliance with the recommendations set out under this principle.

Senior management confirms that the financial reports represent a true and fair view and are in accordance with relevant accounting standards. The Managing Director and Chief Executive Officer and the Chief Financial Officer state in writing to the Board that the Company's financial reports are complete and present a true and fair view, in all material respects, of the financial condition and operational results of the Company and its controlled entities and are in accordance with relevant accounting standards.

The Company has an Audit Committee with a formal charter, which has been approved by the Board. The Audit Committee consists of the two non-executive Directors Messrs Ross (Chairman) and Severs.

The Company's auditor, PricewaterhouseCoopers (PwC) was appointed in 1999. PwC's policy is to rotate the engagement partner every five years.

Principle 5: Make timely and balanced disclosure

The Company, its Directors and staff are acutely aware of the ASX's continuous disclosure requirements and operate in an environment where strong emphasis is placed on full and appropriate disclosure to the market. The Company has adopted formal written policies regarding disclosure and it uses strong informal systems underpinned by experienced individuals.

Principle 6: Respect the rights of shareholders

All information disclosed to the ASX is posted on the Company's website as soon as it is disclosed to the ASX. When analysts are briefed on aspects of the Group's operations, the material used in the presentation is released to the ASX and posted on the Company's website. Procedures have also been established for reviewing whether any price sensitive information has been inadvertently disclosed, and if so, this information is also immediately released to the market.

Whilst the Company does not have a communications strategy to promote effective communication with shareholders, as it believes this is excessive for small companies, the Company does communicate regularly with shareholders.

For many years the Company has requested the external auditor to attend general meetings and this has been supported by the Company's audit partners at PwC.

Principle 7: Recognise and manage risk

The Company is a relatively small company and does not believe that there is significant need for formal policies on risk oversight and management of risk.

Risk management arrangements are the responsibility of the Board of Directors and senior management collectively and this matter is a standing agenda item at Board meetings.

Principle 8: Encourage enhanced performance

The Company has established a Remuneration Committee, to meet as and when required, to review performance matters. There has been no formal performance evaluation of the Board during the past financial year, but it is intended that this will be carried out in the 2006-07 financial year.

The Directors work closely with management and have full access to all the Company's files and records.

Principle 9: Remunerate fairly and responsibly

A Remuneration Committee was set up in September 2003. The Committee, which consists of the two non-executive directors Messrs Ross (Chairman) and Severs will seek independent external advice and market comparisons as necessary.

In accordance with Corporations Act requirements, the Company discloses the fees or salaries paid to all Directors, plus the five highest paid officers.

The Company has an Employee Share Option Plan (Intec Option Plan), which was introduced in May 2000.

Principle 10: Recognise the legitimate interests of stakeholders

The Company has adopted a formal code of conduct to guide compliance with legal and other obligations.

The Board of Directors continues to review the situation to determine if its code is the most appropriate and effective operational procedures.

Functions of the Board

The functions of the Board include:

- review and approval of corporate strategies, the annual budget and financial and business plans;
- overseeing and monitoring organisational performance and the achievement of the Company's strategic goals and objectives;
- monitoring financial performance, including approval of the annual and half-year financial reports and liaison with the Company's auditor;
- appointment of, and assessment of the performance of, the Managing Director and Chief Executive Officer and the other members of the senior management team. The Board's Remuneration Committee is made up of two non-executive Directors who oversee this function;
- ensuring that there are effective management processes in place and approving major corporate initiatives;
- enhancing and protecting the reputation of the Company;
- ensuring that the significant risks facing the Company and its controlled entities have been identified and appropriate and adequate control, monitoring and reporting mechanisms are in place; and
- ensuring that shareholders are appropriately informed of the progress of the Company.

Securities Trading and Trading Windows Policy

Directors, employees and key consultants may only deal in the Company's shares during 'window periods' nominated for this purpose from time to time by the Managing Director and Chief Executive Officer, or failing him the Chairman. However, Directors, employees and key consultants are prohibited from buying or selling Intec shares at any time if they are aware of price sensitive information that has not been made public.

This policy is also available on Intec's website at

www.intec.com.au/html/Corporate_Information/Corporate_Governance.shtm.

Corporate Directory

Directors

Ian W Ross
Chairman
Philip R Wood
Managing Director and Chief Executive Officer
A John Moyes
Technical Director
Kenneth J Severs
Non-executive Director

Company Secretary

Robert J Waring

Senior Management

Jean-Louis Huens
Chief Operating Officer
Kieran G Rodgers
Chief Financial Officer & Business Development Manager
Mick Ryan
Operations Manager
Andrew R Tong
Senior Research Metallurgist and Laboratory Manager

Notice of Annual General Meeting

The Annual General Meeting of Intec Ltd will be held in 'The Partners Room', at the offices of Allens Arthur Robinson Level 28, Deutsche Bank Place, corner of Hunter and Phillip Streets Sydney, 2000, Australia on Wednesday 15 November 2006 at 5.30 pm.

Principal registered office in Australia

Gordon Chiu Building J01
Department of Chemical Engineering
Maze Crescent
University of Sydney NSW 2006
Australia

Telephone:(+61 2) 9351 6741
Facsimile: (+61 2) 9351 7180
Email: mail@intec.com.au
Website:www.intec.com.au

Sydney City Office

Level 13 Macquarie House
167 Macquarie Street
Sydney NSW 2006
Australia

Telephone(+612) 8667 3038

Intec Hellyer Metals Pty Ltd

PO Box 952
39 River Road
Burnie TAS 7320 Australia

Telephone: (+61 3) 6431 6333
Facsimile: (+61 3) 6431 6896

Intec Hellyer Metals Demonstration Plant

20 River Road
Burnie TAS 7320 Australia

Telephone: (+61 3) 6432 4063
Facsimile: (+61 3) 6432 3594

The Hellyer Mine

Cradle Mountain Link Road
Wynyard Waratah Council District TAS 7321 Australia

Telephone: (+61 3) 6439 1155
Facsimile: (+61 3) 6439 1405

Melbourne EAFD Site

433-451 Somerville Road
West Footscray VIC 3012
Australia

North American Representative Office

32 Charles Street
Georgetown, Ontario, L7G 2Z3
Canada

Telephone and Facsimile: (+1 905) 873 4985

European Representative Office

'Appletree'
Frith Road, Aldington Frith
Kent TN25 7HJ
United Kingdom

Telephone and Facsimile: (+44 1233) 721 328

Share and Debenture Register

Registries Limited
Level 2, 28 Margaret Street
Sydney NSW 2000 Australia

PO Box R67 Royal Exchange
Sydney NSW 1223 Australia

Telephone: (+61 2) 9290 9600
Facsimile: (+61 2) 9279 0664
Email: registries@registriesltd.com.au
Website: www.registriesltd.com.au

Auditor

PricewaterhouseCoopers
Darling Park Tower 2
201 Sussex Street
Sydney NSW 1171 Australia

Legal Adviser

Allens Arthur Robinson
Level 28 Deutsche Bank Place corner of Hunter and Phillip Streets
Sydney NSW 2000 Australia

Patent Attorney

Griffith Hack
100 Miller Street
North Sydney NSW 2060 Australia

Stock Exchange Listings

Intec Ltd shares are listed on the Australian Stock Exchange (Code: INL) and the Deutsche Boerse (Code: INF).


LISTED ON
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Listing

Intec Ltd shares are listed on the Australian Stock Exchange under the code INL. The home branch is Sydney.


INTEC
HELLYER MILL
2006/07/09



Above: Entrance to the Intec Hellyer Mill

Right: [illegible] Intec's new Sydney City office with [illegible] backdrop

Below: Hellyer minesite sign during snow [illegible]


LLYER
NO UNAUTHORISED ACCESS

www.intec.com.au



Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Intec Ltd
ABN	25 001 150 849

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Ian Wargent Ross
Date of last notice	17 August 2006

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Not Applicable
Date of change	25 September 2006
No. of securities held prior to change	217,919 as registered holder 329,783 unquoted employee options
Class – where change occurred	Fully paid ordinary shares
Number acquired	200,000 fully paid ordinary shares
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	A$25,000 (A$0.125 per share)
No. of securities held after change	417,919 as registered holder 329,783 unquoted employee options
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Shares purchased on market.

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts – IW Ross

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	None
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

IWR 3 Oct 2006

+ See chapter 19 for defined terms.


RECEIVED

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Intec Ltd
ABN	25 001 150 849

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

	Philip Ronald Wood
Date of last notice	17 August 2006

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Shares acquired by Philip R Wood Superannuation Fund.
Date of change	2 October 2006
No. of securities held prior to change	659,169 (as registered holder) 863, 601 (indirectly) 2,617,298 unquoted employee options
Class – where change occurred	Fully Paid Ordinary Shares
Number acquired	500,000 indirectly
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	A$67,500 (A$0.135 per share)
No. of securities held after change	659,169 (as registered holder) 1,363, 601 (indirectly) 2,617,298 unquoted employee options
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Shares purchased on-market.

Part 2 – Change of director's interests in contracts – PR Wood

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	None
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	



ABN 25 001 150 849

Superior and Sustainable Metals Production

Gordon Chiu Building J01
Department of Chemical Engineering
Maze Crescent
University of Sydney NSW 2006
Australia

Phone: 02-9351-6741
Fax: 02-9351-7180
Email: mail@intec.com.au
Website: www.intec.com.au
ASX code: INL

10 October 2006

Companies Announcements Office
Australian Stock Exchange Limited

Presentation to Excellence in Mining and Exploration Conference

Attached is a presentation to be given to the Excellence in Mining & Exploration Conference today.

Yours sincerely
Intec Ltd

Philip R. Wood

Philip Wood
Managing Director & Chief Executive Officer



Intec Ltd

Superior and Sustainable Metals Production

"Capturing Near-Term Value from Stranded Assets in this Metals Super-Cycle"

Presentation to

'Excellence in Mining and Exploration Conference'

10 October 2006


2006/07/25

Philip Wood, Managing Director & Chief Executive Officer


Intec's Corporate Strategy
Intec Group
To use our world leadership in chloride-based leaching technology
Applications
Copper Concentrates
Zinc Ores/ Concentrates
Polymetallic Ores/ Concentrates
Nickel Concentrates
Nickel Laterites
Environmental
EAF Dust
Zinc ferrites
Arsenic trioxide
Refractory Gold Concentrates
to acquire interests in 'stranded metalliferous assets' where application of our technology unlocks significant near-term additional value.
e.g. Hellyer tailings, EAF Dust, Zeehan Slags
10 October 2006
©2006 Intec Ltd ABN: 25 001 150 849
2

Intec Ltd – Investment Background

Intec Group

- Shares listed on ASX and Deutsche Boerse: 535 million
- Options (unlisted): 45 million
- Market Capitalisation (@12.5 cents): A$67 million
- Bass Metals Ltd: 21% interest
- Major INL shareholders:
  - Ivanhoe Mines (Robert Friedland): 10%
  - Kizoz (former Chairman): 5%
  - CIBC Bank (London/Toronto): 3%
  - Board & management: 3%
  - Macquarie Bank: 2%
- 1,800 shareholders

Share Price Chart



Volume
Shareprice
16,000,000
14,000,000
12,000,000
10,000,000
8,000,000
6,000,000
4,000,000
2,000,000
0
Volume
$0.180
$0.160
$0.140
$0.120
$0.100
$0.080
$0.060
$0.040
$0.020
$-
SharePrice
Jul-05
Aug-05
Sep-05
Oct-05
Nov-05
Jan-06
Feb-06
Mar-06
May-06
Jun-06
Jul-06
Aug-06
Sep-06

Daily Closing Cash A$ Zinc Price & LME Zinc Stocks

Intec Group



5,300
4,800
4,300
3,800
3,300
2,800
2,300
1,800
1,300
800
300
AUD/t
700,000
600,000
500,000
400,000
300,000
200,000
100,000
-
LME Stockpiles (t)
Jul-05
Oct-05
Jan-06
Apr-06
Jul-06
Oct-06

The Hellyer Metals Project – 3 Stages

1. Tailings → bulk zinc concentrate
2. EAF dust + Zeehan slags → zinc metal
3. Tailings + ore + oxidised residues → polymetallic products


Burnie port
Intec's demonstration plant
Hellyer Metals Project
80km road and rail access from project to port
Savage River – Iron Ore
Mt Read Volcanics Belt
Hellyer (Intec/Bass Metals) – Zn/Pb/Cu/Au/Ag
Que River (Bass Metals) – Ag/Pb/Zn
Rosebery (Zinifex) – Ag/Pb/Zn
Henty (Barrick) - Au
Mt Lyell (Sterlite) – Cu/Au
Renison (Bluestone) – Sn
Avebury (Allegiance) – Ni
Zeehan Slags (Encore) - Zn

"The Hellyer Metals Project"

(abbreviated version)

DVD produced by

ROAR FILM Pty Ltd

Hobart, Tasmania

Project Manager: Marta Hodul Lenton

Director: Varcha Sidwell

Editor: Raef Sawford

1. Hellyer Zinc Concentrates Project

- Project originally studied by Aberfoyle, Western Metals & Bateman
- Market conditions precluded development
- Reviewed by INL in early 2005, economics marginal
- Reviewed again in early 2006, economics dramatically improved
- Joint Venture formed with private mining group Polymetals who will provide start-up capital and operating expertise

1. Hellyer Zinc Concentrates Project

- 50/50 joint venture with Polymetals
- Production commences October 2006, first shipment from Burnie due December 2006
- A$6 million start up costs paid for by Polymetals
- Maximum JV life of 4 years or 6 million tonnes throughput
- 40% zinc, 11% lead, 170 gpt silver bulk concentrate product
- Chinese smelter offtake agreements signed
- Dredging, trucking, port storage and loading contracts signed

Hellyer Zinc Concentrate Project Flowsheet

Shore tank
and pump
station
TAILS DAM
Dredges
Evaporation
Precipitation
Water overflow
SHALE QUARRY - NEW TAILS STORAGE
Final tails pumped to shale quarry
Pumps return
water to plant
Tails water
overflow
to wetlands and
Que River
Southwell River
freshwater pumps
Process water tank
Water to plant as wash water
/make-up/gland sealing
Cyclopac
Tails
thickener
Underflow
BALL MILL
Surge tanks
Thickener overflow
water to grinding
cyclone feed sump
ROUGHER CIRCUIT
TOWER MILL
REGRIND
BULK CLEANER CIRCUIT
CONCENTRATES STOCKTANK
Bulk concentrate slurry
LASTA PRESSURE FILTER
BULK ZINC
CONCENTRATE
BURNIE PORT
STORAGE BAYS
BULK LOADER
SHIPS TO
SMELTER



1. 55 ha tailings dam
2. 80km road & rail access to Burnie (deepwater port)
3. Hellyer mine adit (plugged)
4. 1.5 Mtpa Hellyer Mill
5. Former Que River mine site
6. Electricity grid
7. Shale pit for initial HZCP residues

Bass Metals

Drilling by BSM at Que River has delineated a number of economic polymetallic orebodies capable of early mining.



Hellyer Tailings Dam



The 11mt Hellyer Tailings Resource

Element	Grade	Quantity	In-situ US$m*	% of metal value
Gold	2.6 g/t	910,000 ozs	520	24%
Zinc	2.8 %	305,000t	910	42%
Lead	3.0 %	330,000t	309	14%
Silver	88 g/t	30,850,000 ozs	313	14%
Copper	0.16%	17,400t	122	6%
Total			**$2,173**	**100%**

* US$ metal prices at 15 June 2006

Aerial View of 1.5 mtpa Hellyer Mill



Hellyer Mill - Dominates northern portion of Mt Read Volcanics Belt





2MW SAG Mill



Partial View of Flotation Plant

- Cost US$50 million to build in 1988 (replacement cost today US$80 million).
- 1.5 million tonnes per annum crushing, grinding & flotation circuit.
- Modern and with limited usage, currently operable & well maintained.
- Re-starting operation in October 2006 on Hellyer Zinc Concentrate Project.
- Work progressing on toll treatment of regional resources (e.g. Bass Metals).



Storage tanks under final assembly.

View across the Hellyer tailings dam to Shore Tanks



Indicative Hellyer Zinc Concentrate Project Economics & Sensitivity Analysis

EBITDA per annum (total 50/50 project)	Base Prices A$m [1]	Current Prices A$m [2]
1.5 mtpa	18.7	39.1
2.0 mtpa	26.4	53.5

[1] Zn US$0.90/lb, Pb US$0.51/lb, Ag US$9.00/oz, US$/A$0.74 exchange

[2] Zn US$1.56/lb, Pb US$0.55/lb, Ag US$14.00/oz, US$/A$0.77 exchange

2. EAF Dust + Zeehan Slags → Zinc Metal

- Intec owns 20,000 tonnes EAF dust stockpile containing 27% zinc (A$23 million contained zinc value)
- Intec has negotiated acquisition terms for 450,000 tonnes Zeehan lead smelter slag dump containing 15% zinc equivalent (A$290 million contained zinc value)
- Successful leach and filtration trials conducted at Burnie demonstration plant during 2006 on these feeds
- Plan to reconfigure Burnie demonstration plant to produce zinc metal from these oxidised zinc residues as economically as possible, prior to major EAFD/slags treatment plant at Hellyer starting 2008

20,000 tonnes Electric Arc Furnace Dust Stockpile

Intec Group

Warehouse in western Melbourne containing ~20,000 tonnes EAFD



450,000 tonnes Zeehan Slag Dump

Intec Group



- Acquisition from current owners proceeding in agreement with Zinifex
- 90km by road from Hellyer
- US$490 value of contained metal per tonne (current US$ prices)
- US$220 million total value contained metal (current US$ prices)
- 13.4%-zinc, 1.7%-lead, 54g/t-silver, 50g/t-indium

Zinc Cathode Produced at Burnie demonstration plant June 2006

Intec Group


IT7 – S


IT8 – S

Prime Western Grade zinc ingots from the Burnie demonstration plant being stacked for shipment to Smorgon Steel's galvanising operations.



3. Polymetallic production

- Mill + Intec plant integrated to treat ores, tailings, EAF dust, Zeehan slags and other metalliferous residues
- Saleable metals products comprising zinc, lead, silver, gold and copper
- Have anticipated Stage 3 project commencement 2009

Early 2005 at Burnie site

Intec Group





Then later that year…





Demonstration Plant nearing completion in June 2005

Official opening of Intec Hellyer Metals demonstration plant on 15 September 2005

The Hon. Bryan Green, MHA (Tasmanian Resources Minister) officially opens the Burnie plant



Above: unveiling the plaque with Philip Wood



Above: On tour of plant with John Moyes, Intec's Technical Director

The Burnie Demonstration Plant



Burnie is an excellent deepwater port

Intec Group



Burnie port has excellent minerals handling capabilities



But if all else fails…

Contact Intec Ltd

Philip Wood
Managing Director
Chief Executive Officer
Email: **philip@intec.com.au**

Kieran Rodgers
Chief Financial Officer
Email: **kieran@intec.com.au**

Dave Sammut
Corporate Development Manager
Email: **dave@intec.com.au**



Gordon Chiu Building, J01
Department of Chemical Engineering
Maze Crescent, University of Sydney
NSW 2006 AUSTRALIA

Tel: +61-2-9351-6741
Fax: +61-2-9351-7180
Web: www.intec.com.au



Intec Ltd

ABN 25 001 150 849

Superior and Sustainable Metals Production

Gordon Chiu Building J01
Department of Chemical Engineering
Maze Crescent
University of Sydney NSW 2006
Australia

Phone: 02-9351-6741
Fax: 02-9351-7180
Email: mail@intec.com.au
Website: www.intec.com.au
ASX code: INL

NOTICE OF 2006 ANNUAL GENERAL MEETING

Notice is given that the 2006 Annual General Meeting of shareholders of Intec Ltd (or 'the Company') will be held as follows:

Time: 5.30 pm

Date: Wednesday, 15 November 2006

Place: 'The Partners Room', Allens Arthur Robinson Lawyers, Level 28, Deutsche Bank Place, Corner of Hunter and Phillip Streets, Sydney NSW 2000 Australia

This notice should be read in conjunction with the accompanying Explanatory Statement.

This notice is accompanied by a proxy form for those shareholders wishing to vote by proxy. Please follow the instructions at the end of the proxy form carefully.

ORDINARY BUSINESS

Resolution 1 Adoption of Financial Report

To consider and, if thought fit, to pass the following ordinary resolution:

"That the Company's Financial Report for the financial year ended 30 June 2006 together with the related Directors' and Auditor's reports be received and adopted."

Resolution 2 Election of Director – Mr Ian W Ross

To consider and, if thought fit, to pass the following ordinary resolution:

"That Mr Ian W Ross, a Director since 2003, retiring in accordance with the Company's Constitution and being eligible for re-election, be re-elected a Director of the Company."

Resolution 3 Adoption of Remuneration Report

To consider and, if thought fit, to pass the following ordinary resolution:

"That the Company's Remuneration Report for the financial year ended 30 June 2006 be received, approved and adopted."

SPECIAL BUSINESS

Resolution 4 Approval of Issue of Shares

To consider and, if thought fit, to pass the following ordinary resolution:

"That pursuant to ASX Listing Rule 7.4 and for all other purposes, the Company approves the issue of Shares, at an issue price of $0.11 per Share, by way of placements in conjunction with a Share Purchase Plan which were undertaken by the Company in May/June 2006, for the purposes and otherwise on the terms and conditions as set out in the Explanatory Statement which accompanies this Notice of General Meeting."

Resolution 5 Approval of Proposed Issue of Options to Macquarie Bank Limited

To consider and, if thought fit, to pass the following ordinary resolution:

"That pursuant to ASX Listing Rule 7.4 and for all other purposes, the Company approves the issue of options to Macquarie Bank Limited, on the terms summarised in the Explanatory Statement which accompanies this Notice of General Meeting."

Resolutions 6(a) to 6(d) Approval of Options for Directors

Resolution 6(a) Approval of Options for Mr Ian W Ross

To consider and, if thought fit, to pass the following ordinary resolution:

"That the Company approves the issue to Mr Ian W Ross of 400,000 options on the terms summarised in the Explanatory Statement accompanying this Notice of General Meeting."

Resolution 6(b) Approval of Options for Mr Philip R Wood

To consider and, if thought fit, to pass the following ordinary resolution:

"That the Company approves the issue to Mr Philip R Wood of 1,200,000 options on the terms summarised in the Explanatory Statement accompanying this Notice of General Meeting."

Resolution 6(c) Approval of Options for Mr A John Moyes

To consider and, if thought fit, to pass the following ordinary resolution:

"That the Company approves the issue to Mr A John Moyes of 700,000 options on the terms summarised in the Explanatory Statement accompanying this Notice of General Meeting."

Resolution 6(d) Approval of Options for Mr Kenneth J Severs

To consider and, if thought fit, to pass the following ordinary resolution:

"That the Company approves the issue to Mr Kenneth J Severs of 300,000 options on the terms summarised in the Explanatory Statement accompanying this Notice of General Meeting."

Voting Exclusion Statements

Intec Ltd will disregard any votes cast on Resolution 4 by 'excluded offerees' who participated in the issue of shares, and their associates, as provided for in ASX Listing Rule 14.11.

However, Intec Ltd need not disregard any vote on Resolution 4 if:

- it is cast by a person, as a proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or
- it is cast by the Chairman of the meeting, as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the Chairman decides.

Intec Ltd will disregard any votes cast on Resolution 5 by Macquarie Bank Limited and its associates who may participate in the issue of options as provided for in ASX Listing Rule 14.11.

However, Intec Ltd need not disregard any vote on Resolution 5 if:

- it is cast by a person, as a proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or
- it is cast by the Chairman of the meeting, as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the Chairman decides.

Intec Ltd will disregard any votes cast on resolutions 6(a) to 6(d) (Approval of Options for Directors) by any Director and by an associate of any Director as provided for in ASX Listing Rule 14.11.

However, Intec Ltd need not disregard any vote by such persons if:

- it is cast by them, as a proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or
- it is cast by the Chairman of the meeting, as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the Chairman decides.

OTHER BUSINESS

To transact any other business which may be properly brought before the meeting.

Dated: 6 October 2006
By order of the Board

Robert J Waring
Company Secretary

This Explanatory Statement sets out information in connection with the business to be considered at the 2006 Annual General Meeting of Intec Ltd (also 'INL' or 'the Company').

ORDINARY BUSINESS

The following items of ordinary business will be considered at the meeting.

Resolution 1 Adoption of Financial Report

This item of business relates to the receipt and adoption of the Company's Financial Report for the year ended 30 June 2006 together with the related Directors' and Auditor's Reports.

Resolution 2 Election of Director – Mr Ian W Ross

Mr Ian W Ross was appointed a Director of the Company on 19 September 2003. Under the Company's Constitution, Mr Ross retires by rotation, and being eligible, wishes to stand for re-election.

Resolution 3 Adoption of Remuneration Report

The Corporate Law Economic Reform Programme (Audit Reform and Corporate Disclosure Act 2004 (Cth)) (CLERP 9) requires that a resolution be put to the members to adopt the Remuneration Report as disclosed in the Directors' Report. The vote on this resolution is advisory only and non-binding. The resolution gives the members the opportunity to ask questions or make comments concerning the Remuneration Report during the meeting.

SPECIAL BUSINESS

The following items of special business will be considered at the meeting.

Resolution 4 Approval of Issue of Shares

On 1 June 2006 Intec announced that its $11.34 million capital raising was completed and oversubscribed.

The Company initially undertook an $6.05 million placement of 55 million INL Shares at $0.11 (11 cents) each to 'sophisticated investors' (the Placement).

This was then followed by an offering of INL Shares by way of a Share Purchase Plan (SPP) of up to $5,000 worth of shares at 11 cents each to all eligible INL shareholders to raise a provisional maximum of $3.95 million. The SPP was oversubscribed and the Directors accepted without scale-back all eligible and legitimate SPP applications received before closing for a total of 38,330,826 INL shares to raise $4,216,390.

Additionally and concurrently to the SPP, the Company effected a co-placement of 9,788,658 INL Shares (also at 11 cents), principally to larger INL shareholders who are also 'sophisticated investors', raising $1,076,752.

ASX Listing Rule 7.1 prohibits (subject to certain exceptions such as pro-rata rights and bonus issues) the Company from issuing or agreeing to issue new securities representing more than 15% of its total issued ordinary Shares during the following 12 month period, without shareholder approval. The co-placement closed almost immediately and was heavily scaled back to comply with this Listing Rule.

Resolution 4 seeks shareholder approval pursuant to ASX Listing Rule 7.4 for the placement of 55,000,000 Shares and the issue of 9,788,658 Shares to the 'underwriters' of the SPP (a total of 64,788,658 Shares).

By shareholders approving this issue of securities it enables the Company to make further Share issues without the previous placements counting towards the 15% limit in Listing Rule 7.1. Moreover, these Shares issued and proposed to be approved under Listing Rule 7.4 will be included in the total issued Share capital of the Company when calculating the 15% limit for any future issues.

The parties who took Shares in the Placement were clients of Macquarie Equities, Bell Potter, Wilson HTM and a number of other large Intec shareholders. The parties to whom the Shares were issued are 'excluded offerees' in the context of Section 708 of the Corporations Law 2001 (Cth). No Directors of the Company participated in the Placement.

The Placement Shares rank pari passu with Intec's previously quoted class of fully paid ordinary shares coded 'INL'. The dates of issue and allotment of the Shares were 8 May and 1 June 2006.

The funds raised through the Placement and the SPP have been used to retire all bank debt totalling $4.8 million. They have been and are further being used to:

(a) complete operations of Burnie demonstration plant;

(b) complete the WorleyParsons review of the feasibility study for the Hellyer Metals Project; and

(c) provide working capital for the Company's Sydney- and Tasmania-based operations through to substantial positive cash flow by end-2006 from the Hellyer Zinc Concentrate Project venture with Polymetals.

Resolution 5 Approval of options for Macquarie Bank Limited

On 22 June 2005 the Metals and Energy Capital Division of Macquarie Bank Limited (MBL) committed to provide a secured $2,500,000 standby Working Capital Facility (WCF) to Intec Ltd alongside MBL taking a placement of $500,000 worth of Intec shares at $0.069 per share (7,246,377 shares). The $500,000 placement of shares took place on 23 September 2005.

There are no cash fees payable in respect of the WCF, which is repayable by 31 March 2007.

On 23 September 2005 Intec Ltd issued call options to MBL for the purchase of 15,000,000 of the Company's shares at $0.08 per share, expiring 30 June 2008 and on 25 November 2005 Intec Ltd issued call options to MBL for the purchase of 10,000,000 of the Company's shares at $0.08 per share, expiring 30 June 2008.

The Company has agreed to mandate MBL to lead arrange the debt financing and associated metal price and interest rate hedging facilities for development of the Hellyer Metals Project. MBL has twenty years experience and a very strong track record during that time in financing numerous base and precious metals projects, including lead arranging facilities for larger projects.

By Deed Of Amendment dated 15 February 2006, MBL and Intec agreed to increase MBL's WCF to Intec from $2.5 million to $5 million until 12 May 2006. In the event that the increased WCF was utilised beyond 13 March 2006, INL would issue 10,000,000 options to MBL, each to purchase one fully paid ordinary INL share at $0.08 on or before 30 June 2008. In the event that the increased WCF was utilised beyond 10 April 2006 a further 10,000,000 options would be issued on the same terms.

The Australian Stock Exchange Limited (ASX) Listing Rule 7.1 allows the Company to issue a maximum of 15% of its expanded capital in any 12 month period without requiring shareholder approval. ASX Listing Rule 7.4 allows the Company to seek the approval of shareholders for issues made under Listing Rule 7.1. Resolution 5 calls for shareholder approval of 20,000,000 options to be issued to MBL. The funds raised on the exercise of options are to be used to increase working capital and to meet the costs incurred in advancing the Hellyer Metals Project.

Resolutions 6(a) to 6(d) Approval of Options for Directors

In the Company's announcement to ASX dated 25 September 2006, it was foreshadowed that the Company would seek shareholder approval to issue options under the terms of the Intec Option Plan (IOP) equal in total to up to 5% of the Company's issued shares as performance incentives to Directors, staff and key consultants. The last approval of shareholders was sought and obtained at the 16 November 2005 Annual General Meeting for the proposed issue of options to Directors made up of 318,419 options for R H Jenkins, 1,014,590 options for P R Wood, 804,832 options for A J Moyes, 329,783 options for J P Evans, 329,783 options for I W Ross, 335,535 options for K J Severs and 329,783 options for G L Toll. These options were issued for no consideration, have an exercise price of 6.9 cents and an expiry date of 24 February 2010 and were granted immediately following the 2005 Annual General Meeting.

In June 2006 the Company completed a $11.34 million capital raising consisting of:

- a placement to clients of MBL and Bell Potter of 55,000,000 ordinary shares at a price of $0.11 per share which raised $6,050,000.
- Share Purchase Plan (SPP) and accompanying co-placement resulting in the issue of 48,119,484 shares at a price of $0.11 per share, raising $5,293,143.24

Under the terms of the IOP and pursuant to the recommendation of its Remuneration Committee, on 31 August 2006 the Company's Board of Directors granted 5,050,000 options as recognition and incentive for staff and key consultants (excluding Directors), who advanced the Company's technical and corporate progress during the 18 month period 1 January 2005 to 30 June 2006. The options are exercisable at $0.11 per share for a period of five years expiring on 30 August 2011.

Additionally under the IOP, it is proposed to grant 2,600,000 options, on the same terms and in respect of the same period as above, to the Company's Directors. Approval is now sought for the issue of a total of 2,600,000 options under the terms of the IOP to those Directors of the Company who held office during the year ended 30 June 2006, as set out below. Assuming that these options are approved, the total number of options granted under the IOP will remain at 5% of INL's issued share capital and all options will be issued by 30 November 2006.

(a) The following Directors are proposed to be issued options under the IOP, subject to shareholder approval:

- Mr Ian W Ross (Chairman) - 400,000 options
- Mr Philip R Wood (Managing Director and Chief Executive Officer) - 1,200,000 options
- Mr A John Moyes (Technical Director) - 700,000 options
- Mr Kenneth J Severs (Non-executive Director) - 300,000 options

(b) the aggregate number of options intended to be granted to the Directors, subject to shareholder approval, is 2,600,000, made up as follows:

Mr Ian W Ross (Chairman) - 400,000 options

Mr Philip R Wood (Managing Director and Chief Executive Officer) - 1,200,000 options

Mr A John Moyes (Technical Director) - 700,000 options

Mr Kenneth J Severs (Non-executive Director) - 300,000 options

(c) the options are proposed to be granted immediately following the meeting at which this resolution is approved, for no cash consideration. The options expire on 30 August 2011 and may be exercised (and shares will be issued) at a price of A$0.11 per share.

No Director shall participate in an issue under the IOP unless shareholders in general meeting approve the specific issue.

It is proposed that the options be granted in recognition of the contribution to the Company by Directors in the 18 months up to 30 June 2006 and the ongoing responsibility that they assume for the affairs of the Company. All of the Directors mentioned in (b) above are entitled to participate in the IOP. There have been significant positive developments to the Company's portfolio of metals processing technologies and projects achieved during the past year, in particular in relation to the Hellyer Metals Project. The allocation of the options to both staff and the Directors seeks in part to recognise the considerable contributions of the relevant individuals to these successes.

At the time of writing, the price of the Company's shares is $0.13 compared with the range $0.077 and $0.17 during the previous six months. The Board has agreed that the proposed exercise price is the same as the shares issued in the $11.34 million capital raising during May/June 2006 referred to above.

Using the Black and Scholes option valuation methodology and assuming a valuation date of 25 September 2006, the date on which similar options were granted to staff and key consultants, when the share price was $0.135, the options have a value of approximately $0.084 each. Accordingly the total value of options proposed to be granted to Non-executive and Executive Directors is $200,568 (comprising I W Ross $30,857, P R Wood $92,570, A J Moyes $53,999 and K J Severs $23,142). The assumptions used in the calculation are the risk free rate of 6.00%, based on the Australian Government Bond Rate, an exercise price of $0.11 compared to the share price of $0.135 on the valuation date and the last traded share price of the shares of the Company on ASX of $0.13 and a volatility of 51.4% factoring the historical share price volatility.

It is noted that these Directors have the following number shares/options in the Company; I W Ross (417,919 shares and 329,783 options), P R Wood (2,022,770 shares and 2,617,298 options), A J Moyes (1,450,118 shares and 3,315,118 options) and K J Severs (1,444,918 shares and 771,010 options). The dilutionary effect of the issue of 2,600,000 options to these Directors will be 0.44% of the expanded shares and options on issue. Currently there are 535,445,463 ordinary shares on issue. At the date of the notice there are 50,431,437 options on issue with exercise prices of between $0.069 and $0.49625, which expire on dates from July 2007 to August 2011.

The Directors do not make any recommendation to members on the resolution because of their personal interest in the subject matter of the resolution.

Copy of the Rules

Copies of the Rules of the IOP are available to shareholders free of charge on request.

Intec Ltd

ABN 25 001 150 849

Superior and Sustainable Metals Production

FORM OF PROXY FOR 2006 ANNUAL GENERAL MEETING

I/We, *THIS IS A SAMPLE ONLY*

(Name of Shareholder)

Of

(Address of Shareholder)

being a shareholder of Intec Ltd hereby appoint:

(Name of Proxy)

(Address of Proxy)

or, failing him/her, **the Chairman of the Meeting** as my/our proxy to attend and vote for me/us and in my/our name at the Annual General Meeting of Intec Ltd to be held on Wednesday 15 November 2006 and at any adjournment of that meeting.

Each shareholder should see overleaf for information concerning how to vote by proxy or appoint a corporate representative.

If you do not wish at all to direct your proxy how to vote, please place a mark in this box. ☐

By marking this box, you acknowledge that, if the Chairman is your proxy, the Chairman may exercise your proxy even if he has an interest in the outcome of the resolution and votes cast by him other than as proxy holder will be disregarded because of that interest.

If you do not mark this box, and you have not directed your proxy how to vote, the Chairman will not cast your votes on the resolution and your votes will not be counted in calculating the required majority of a poll is called on the resolution.

The Chairman of the meeting intends to vote undirected proxies in favour of all resolutions set out in the Notice of Meeting.

RESOLUTIONS

Resolutions			**For**	**Against**	**Abstain**
1	Adoption of Financial Report		☐	☐	☐
2	Election of Director – Ian W Ross		☐	☐	☐
3	Adoption of Remuneration Report		☐	☐	☐
4	Approval of Issue of Shares		☐	☐	☐
5	Approval of Options for Macquarie Bank Limited		☐	☐	☐
6	Approval of Options for Directors				
	(a)	Ian W Ross	☐	☐	☐
	(b)	Philip R Wood	☐	☐	☐
	(c)	A John Moyes	☐	☐	☐
	(d)	Kenneth J Severs	☐	☐	☐

Signature of Member:

Execution by Corporate Member

Director/Secretary

Director

Date: ____________________

VOTING BY PROXY AND APPOINTMENT OF A CORPORATE REPRESENTATIVE

1. A shareholder entitled to attend and vote is entitled to appoint not more than two proxies. Where two proxies are appointed, each proxy must be appointed to represent a specific proportion of the shareholder's voting rights.

2. A proxy need not be a shareholder of the Company. A shareholder may appoint as its proxy the "Chairman of the Meeting".

3. A proxy given by a corporation must be executed under seal or under the hand of a duly authorised officer or attorney. Either of the joint holders of a share may sign the proxy form.

4. To be effective, the proxy form and the power of attorney or other authority (if any) under which each is signed (or a copy of that power or authority certified in a manner acceptable to the Directors of the Company) must be received at least 48 hours prior either to the meeting (i.e. not later than 5.30 pm on 13 November 2006), or to any adjourned meeting, at the Company's Share Registrars being:

   Registries Limited

   Facsimile: 02 9279 0664

   Mail: PO Box R67, Royal Exchange, NSW 1223

   Delivery Address: Level 2, 28 Margaret Street, Sydney NSW 2000

5. Additional proxy forms will be supplied on request.

6. A body corporate may appoint a representative to attend, vote at and otherwise act for it at the meeting in accordance with the Corporations Act 2001.

Rule 3.19A.2



Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Intec Ltd
ABN	25 001 150 849

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Philip Ronald Wood
Date of last notice	4 October 2006

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Share acquired through Philip R Wood Superannuation Fund
Date of change	13 October 2006
No. of securities held prior to change	659,169 (as registered holder) 1,363, 601 (indirectly) 2,617,298 unquoted employee options
Class – where change occurred	Fully paid ordinary shares
Number acquired	20,000 shares
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	12 cents ($2,400)
No. of securities held after change	659,169 (as registered holder) 1,383, 601 (indirectly) 2,617,298 unquoted employee options
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Shares purchased on market

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts – PR Wood

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	None
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Intec Ltd

ABN 25 001 150 849

Superior and Sustainable Metals Production

Gordon Chiu Building J01
Department of Chemical Engineering
Maze Crescent
University of Sydney NSW 2006
Australia

Phone: 02-9351-6741
Fax: 02-9351-7180
Email: mail@intec.com.au
Website: www.intec.com.au
ASX code: INL

20 October 2006

Companies Announcements Office
Australian Stock Exchange Limited

Hellyer Zinc Concentrate Project Update

Intec Ltd (ASX code: INL) is pleased to advise that, pursuant to the recommendation of the Tasmanian Department of Primary Industries Water and Environment, the Waratah-Wynyard Council issued its Planning Permit for the Hellyer Zinc Concentrate Project (HZCP, a 50/50 joint venture between INL and Polymetals (Hellyer) Pty Ltd) on 16th October 2006.

The HZCP's dredge has arrived on the Hellyer site and was launched onto the tailings dam surface on 17 October 2006 (see photograph).



Wet commissioning of the entire HZCP processing flowsheet has thus now been commenced, with initial bulk zinc concentrates production scheduled for the end of this month.

Yours faithfully
Intec Ltd

Phillip R Wood
Managing Director and Chief Executive Officer


LISTED ON
AUSTRALIAN STOCK EXCHANGE

ASX code: INL



ABN 25 001 150 849

Superior and Sustainable Metals Production

Gordon Chiu Building J01
Department of Chemical Engineering
Maze Crescent
University of Sydney NSW 2006
Australia

Phone: 02-9351-6741
Fax: 02-9351-7180
Email: mail@intec.com.au
Website: www.intec.com.au
ASX code: INL

Companies Announcements Office
Australian Stock Exchange Limited

25 October 2006

Intec Acquires Encore Metals NL and Zeehan Slags Project

Intec Ltd (ASX code: INL) is pleased to advise that it has entered into a binding agreement to acquire unlisted Encore Metals NL ('Encore') and its Zeehan Slags resource. Technical and commercial due diligence has been completed, so that the transfer of ownership is being effected immediately.

Encore is the registered holder of Retention Licence 3/1996, located 3 kilometres south of Zeehan on Tasmania's West Coast and only 80 kilometres from Intec's Hellyer mine site (refer map and photo).


Burnie Deepwater Port
Intec's Demonstration Plant
Hellyer Metals and
Zinc Concentrates Projects
Zeehan Slags Project



ASX code: INL



The Zeehan Slags comprise the century-old 460,000 tonne lead smelter slag dumps resource, grading approximately 13.6% zinc, 1.5% lead, 55g/t silver, with indium and minor copper also present. This corresponds with over 60,000 tonnes of contained zinc, nearly 7,000 tonnes of lead and 780,000 ounces of silver, with a combined in-situ metals value of over A$364 million at today's metals prices and US$/A$ exchange rate. Zinifex Ltd holds certain contingent co-exploitation rights in relation to the Zeehan Slags for which it is entitled to receive a production-based royalty.

Intec's wholly-owned subsidiary, Intec Hellyer Metals Pty Ltd, will acquire all of the issued capital of Encore for a consideration of 20 million Intec shares to be issued pro-rata to Encore's four shareholders, who will also have the right to purchase a further 20 million Intec shares at a price of 18 cents per share upon the earlier of 23 October 2008 or the decision by Intec to commence commercial treatment of the Zeehan Slags.

Mr Philip Wood, Intec's Managing Director and Chief Executive Officer, comments that 'securing the Zeehan Slags resource considerably increases Intec's oxidised metals inventory and assists it to establish an early second cash flow to take advantage of the prevailing strong metal prices, particularly for zinc.'

'Intec's first cash flow is commencing right now in conjunction with partner Polymetals (Hellyer) Pty Ltd, with the production and sale to Chinese smelters of a bulk zinc concentrate using our existing Intec Hellyer Mill and tailings dam resource.'

'The second cash flow will phase in when the Zeehan Slags are co-treated with our electric arc furnace dust stockpile using Intec's proprietary chloride leach technology. Our Burnie demonstration plant will be reconfigured to process these two feedstocks within the year to produce zinc metal and/or zinc oxide in commercial quantities.'

'We then expect to build a significantly larger zinc-bearing oxidised residues treatment plant at the Hellyer mine site, which will eventually be integrated, along with the Intec Hellyer Mill treating sulphidic tailings and ores, into the overall polymetallic Hellyer Metals Project.'


LISTED ON AUSTRALIAN STOCK EXCHANGE

ASX code: INL

'We welcome on to the Intec share register Alliance Resources Limited (ASX code: AGS) which holds a 40% interest in Encore and also Encore founder, Stephen Stone, who will remain a director of the company, to be renamed Intec Zeehan Residues Pty Ltd.'

Dr Andrew Tong, Intec's Senior Research Metallurgist, explains that 'recent trials on the Zeehan Slags through the Burnie plant went very well, with zinc recoveries higher than expected and good filterability achieved. Now, when we leach our EAF dust in order to extract the contained zinc, the resultant acid can be consumed as we extract further zinc from the Zeehan Slags material which acts as a neutralising agent. Thus, the co-treatment of these two feeds enables us to optimise the consumption of acid and maximise production of zinc units.'

Intec gratefully acknowledges the assistance of the Tasmanian Government's Department of Infrastructure, Energy and Resources and Department of Economic Development in facilitating the transaction with Encore.

Yours faithfully

Philip R. Wood

Phillip R Wood
Managing Director and Chief Executive Officer



Intec Ltd

ABN 25 001 150 849

Superior and Sustainable Metals Production

Gordon Chiu Building J01
Department of Chemical Engineering
Maze Crescent
University of Sydney NSW 2006
Australia

Phone: 02-9351-6741
Fax: 02-9351-7180
Email: mail@intec.com.au
Website: www.intec.com.au
ASX code: INL

Companies Announcements Office
Australian Stock Exchange Limited

25 October 2006

Intec Acquires Encore Metals NL and Zeehan Slags Project

Intec Ltd (ASX code: INL) is pleased to advise that it has entered into a binding agreement to acquire unlisted Encore Metals NL ('Encore') and its Zeehan Slags resource. Technical and commercial due diligence has been completed, so that the transfer of ownership is being effected immediately.

Encore is the registered holder of Retention Licence 3/1996, located 3 kilometres south of Zeehan on Tasmania's West Coast and only 80 kilometres from Intec's Hellyer mine site (refer map and photo).


Burnie Deepwater Port
Intec's Demonstration Plant
Hellyer Metals and
Zinc Concentrates Projects
Zeehan Slags Project


LISTED ON AUSTRALIAN STOCK EXCHANGE

ASX code: INL



The Zeehan Slags comprise the century-old 460,000 tonne lead smelter slag dumps resource, grading approximately 13.6% zinc, 1.5% lead, 55g/t silver, with indium and minor copper also present. This corresponds with over 60,000 tonnes of contained zinc, nearly 7,000 tonnes of lead and 780,000 ounces of silver, with a combined in-situ metals value of over A$364 million at today's metals prices and US$/A$ exchange rate. Zinifex Ltd holds certain contingent co-exploitation rights in relation to the Zeehan Slags for which it is entitled to receive a production-based royalty.

Intec's wholly-owned subsidiary, Intec Hellyer Metals Pty Ltd, will acquire all of the issued capital of Encore for a consideration of 20 million Intec shares to be issued pro-rata to Encore's four shareholders, who will also have the right to purchase a further 20 million Intec shares at a price of 18 cents per share upon the earlier of 23 October 2008 or the decision by Intec to commence commercial treatment of the Zeehan Slags.

Mr Philip Wood, Intec's Managing Director and Chief Executive Officer, comments that 'securing the Zeehan Slags resource considerably increases Intec's oxidised metals inventory and assists it to establish an early second cash flow to take advantage of the prevailing strong metal prices, particularly for zinc.'

'Intec's first cash flow is commencing right now in conjunction with partner Polymetals (Hellyer) Pty Ltd, with the production and sale to Chinese smelters of a bulk zinc concentrate using our existing Intec Hellyer Mill and tailings dam resource.'

'The second cash flow will phase in when the Zeehan Slags are co-treated with our electric arc furnace dust stockpile using Intec's proprietary chloride leach technology. Our Burnie demonstration plant will be reconfigured to process these two feedstocks within the year to produce zinc metal and/or zinc oxide in commercial quantities.'

'We then expect to build a significantly larger zinc-bearing oxidised residues treatment plant at the Hellyer mine site, which will eventually be integrated, along with the Intec Hellyer Mill treating sulphidic tailings and ores, into the overall polymetallic Hellyer Metals Project.'


LISTED ON AUSTRALIAN STOCK EXCHANGE

ASX code: INL

'We welcome on to the Intec share register Alliance Resources Limited (ASX code: AGS) which holds a 40% interest in Encore and also Encore founder, Stephen Stone, who will remain a director of the company, to be renamed Intec Zeehan Residues Pty Ltd.'

Dr Andrew Tong, Intec's Senior Research Metallurgist, explains that 'recent trials on the Zeehan Slags through the Burnie plant went very well, with zinc recoveries higher than expected and good filterability achieved. Now, when we leach our EAF dust in order to extract the contained zinc, the resultant acid can be consumed as we extract further zinc from the Zeehan Slags material which acts as a neutralising agent. Thus, the co-treatment of these two feeds enables us to optimise the consumption of acid and maximise production of zinc units.'

Intec gratefully acknowledges the assistance of the Tasmanian Government's Department of Infrastructure, Energy and Resources and Department of Economic Development in facilitating the transaction with Encore.

Yours faithfully

Philip R. Wood

Phillip R Wood
Managing Director and Chief Executive Officer



Intec Ltd

ABN 25 001 150 849

Superior and Sustainable Metals Production

Gordon Chiu Building J01
Department of Chemical Engineering
Maze Crescent
University of Sydney NSW 2006
Australia

Phone: 02-9351-6741
Fax: 02-9351-7180
Email: mail@intec.com.au
Website: www.intec.com.au
ASX code: INL



31 October 2006

Companies Announcements Office
Australian Stock Exchange Limited

Quarterly Activities Report: Appendix 4C September 2006

On behalf of Intec Ltd (ASX code: INL, or the Company), I now attach the September 2006 Quarterly Report for Entities Admitted on the Basis of Commitments (Appendix 4C).

Annual Report

INL published its annual report on 29 September 2006, outlining the financial year's progress on the Hellyer Zinc Concentrate Project (HZCP), the Burnie demonstration plant (BDP), the treatment of electric arc furnace dust (EAFD), and other technical advancements and projects. The Annual General Meeting will be held at 5:30pm on Wednesday, 15 November 2006, in 'The Partners Room', Allens Arthur Robinson Lawyers, Level 28, Deutsche Bank Place, corner of Hunter and Phillip Streets, Sydney, NSW, Australia.

Hellyer Metals Project

The immediate value of INL's assets at the Hellyer tailings dam, EAFD stockpile in western Melbourne and (as recently announced) Zeehan Slags resource is being significantly enhanced by the widely publicised surge in metal prices (especially zinc), which has continued throughout the September 2006 quarter. At the close of business on 27 October 2006, zinc prices were up almost US$1,000 per tonne (approximately 30%) over the price as at the 30 June 2006.

Activities at the BDP have concluded after successful 'steady state' operation, and the BDP is currently on a high-level care and maintenance programme, with the intention of re-configuring the BDP for commercial production of either zinc metal or high-quality zinc oxide. This is the Stage 2 Zinc Intermediates Project described in the Fourth Quarter Report, 31 July 2006.

Samples from the BDP have been sent for external testwork, with the results to be combined with data from the 'steady state' BDP operations to contribute to the updated feasibility study (FS). INL is working with WorleyParsons and other service providers to advance the FS, with the study expected to be completed during the first half of 2007.

Hellyer Zinc Concentrate Project (HZCP) joint venture with Polymetals

INL was pleased to announce on 20 October 2006 that pursuant to the recommendation of the Tasmanian Department of Primary Industries, Water and Environment, Waratah-Wynyard Council had issued its Planning Permit for the HZCP, a 50/50 joint venture between INL and Polymetals (Hellyer) Pty Ltd.

The HZCP's dredge has been launched on the Hellyer tailings dam, and is now in place. The shore tanks have been water commissioned, and work on the plant refurbishment is complete. Slurry commissioning of the plant is scheduled for 2 November 2006, with first production of concentrates due in the following two weeks, at the annualised rate of not less than 65,000 tonnes per annum (approximately 26,000 tonnes per annum contained zinc metal).


2006/10/27

Above - First water from the tailings dam Shore Tanks arriving at Hellyer Mill
- 4pm Friday 27th October 2006


2006/10/26

Above – HZCP's dredge on the Hellyer tailings dam

Acquisition of Encore Metals NL and Zeehan Slags Project

INL was pleased to announce on 25 October 2006 binding agreement for the acquisition of Encore Metals NL and its Zeehan Slags resource. Containing over 60,000 tonnes of zinc, nearly 7,000 tonnes of lead and 780,000 ounces of silver, this resource is expected to generate significant cash flow when co-treated with EAFD using Intec's proprietary chloride leach technology.

Corporate

The Company's cash balance at 30 September 2006 was A$2,828,000.

In August 2006, INL participated in a capital raising by Bass Metals Ltd (ASX code: BSM) in recognition of BSM's progress to date and in order to maintain Intec's pro-rata shareholding in BSM.

The Company anticipates that its available cash and debt facility are sufficient for its working capital requirements (inclusive of the HZCP) through to positive cash flow by early 2007.

During the September 2006 quarter Mr Ian Ross was confirmed as Chairman of INL, having performed as Acting Chairman since March 2006.

Under the terms of the Intec Option Plan and pursuant to the recommendation of its Remuneration Committee, the Board of INL approved the grant of 5,050,000 options as recognition and incentive for INL staff and key consultants (excluding Directors), who have advanced the technical, project and corporate progress of INL during the 18 month period 1 January 2005 to 30 June 2006. The options are exercisable at A$0.11 (11 cents) for a period of five years expiring on 30 June 2011.

Yours faithfully
Intec Ltd

Philip R. Wood

Philip R Wood
Managing Director and Chief Executive Officer

Rule 4.7B

Appendix 4C

Quarterly report for entities admitted on the basis of commitments

Introduced 31/3/2000. Amended 30/9/2001

Name of entity

Intec Ltd

ABN	Quarter ended ("current quarter")
25 001 150 849	**30 September 2006**

Consolidated statement of cash flows

Cash flows related to operating activities	**Current quarter $A'000**	**Year to date (3 months) $A'000**
1.1 Receipts from product sales and related debtors		
1.2 Payments for		
(a) staff costs	(675)	(675)
(b) advertising and marketing	(30)	(30)
(c) research and development	(28)	(28)
(d) bankable feasibility study	(1,859)	(1,859)
(e) other working capital	(45)	(45)
(d) administration and corporate costs	(265)	(265)
1.3 Dividends received		
1.4 Interest and other items of a similar nature received	86	86
1.5 Interest and other costs of finance paid	-	-
1.6 Income tax rebate received		
1.7 Other income -	5	5
Net Operating Cash Flows	(2,811)	(2,811)
1.8 **Total operating cash flows (carried forward)**	(2,811)	(2,811)

1.8 **Total operating cash flows (brought forward)**	(2,811)	(2,811)
Cash flows related to investing activities		
1.9 Payment for purchases of:		
(a) prospects		
(b) equity investments	(807)	(807)
(c) other fixed assets	(38)	(38)
1.10 Proceeds from sale of:		
(a) prospects		
(b) equity investments		
(c) other fixed assets		
1.11 Loans to other entities		
1.12 Loans repaid by other entities		
1.13 Other (provide details if material) -		
Net investing cash flows	(845)	(845)

Cash flows related to financing activities		
1.14 Proceeds from issues of shares, options, etc.	-	-
1.15 Proceeds from sale of forfeited shares		
1.16 Proceeds from borrowings		-
1.17 Repayment of borrowings	-	-
1.18 Dividends paid		
1.19 Other (provide details if material)- share issue costs	(9)	(9)
Net financing cash flows	(9)	(9)
Net increase (decrease) in cash held	(3,665)	(3,665)
1.20 Cash at beginning of quarter/year	6,493	6,493
1.21 Exchange rate adjustments to item 1.20	-	-
1.22 **Cash at end of quarter**	**2,828**	**2,828**

+ See chapter 19 for defined terms.

Payments to directors of the entity and associates of the directors
Payments to related entities of the entity and associates of the related entities

1.23 Aggregate amount of payments to the parties included in item 1.2	145
1.24 Aggregate amount of loans to the parties included in item 1.10	-

1.25 Explanation necessary for an understanding of the transactions

Salaries, Directors fees and consultancy fees at normal commercial rates.

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows	Nil
2.2 Details of outlays made by other entities to establish or increase their share in projects in which the reporting entity has an interest	Nil

Financing facilities available

Add notes as necessary for an understanding of the position.

	Amount available $A'000	Amount used $A'000
3.1 Loan facilities	2,500	Nil
3.2 Credit standby arrangements	Nil	Nil

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.	Current quarter $A'000	Previous quarter $A'000
4.1 Cash on hand and at bank	407	1,072
Deposits at call	121	121
Bank overdraft	-	-
Other - 30 day bank bills	2,300	5,300
Total: cash at end of quarter (item 1.22)	**2,828**	**6,493**
	-	-

+ See chapter 19 for defined terms.

Acquisitions and Disposals

	Acquisitions *(Item 1.9(a))*	Disposals *(Item 1.10(a))*
5.1 Name of entity	Not Applicable	Not Applicable
5.2 Place of incorporation or registration		
5.3 Consideration for acquisition or disposal		
5.4 Total net assets		
5.5 Nature of business		

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act (except to the extent that information is not required because of note 2) or other standards acceptable to ASX.

2 This statement does/~~does not~~ give a true and fair view of the matters disclosed.

Sign here: Philip R. Wood Date: 31 Oct 2006
(Director/~~Company Secretary~~)

Print name: Philip R Wood

Notes

1. The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2. The definitions in, and provisions of, *AASB 1026: Statement of Cash Flows* apply to this report except for the paragraphs of the Standard set out below.

   ? 6.2 - reconciliation of cash flows arising from operating activities to operating profit or loss
   ? 9.2 - itemised disclosure relating to acquisitions
   ? 9.4 - itemised disclosure relating to disposals
   ? 12.1(a) - policy for classification of cash items
   ? 12.3 - disclosure of restrictions on use of cash
   ? 13.1 - comparative information

3. **Accounting Standards.** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

+ See chapter 19 for defined terms.



ABN 25 001 150 849

Superior and Sustainable Metals Production

Gordon Chiu Building J01
Department of Chemical Engineering
Maze Crescent
University of Sydney NSW 2006
Australia

Phone: 02-9351-6741
Fax: 02-9351-7180
Email: mail@intec.com.au
Website: www.intec.com.au
ASX code: INL

15 November 2006

Companies Announcements Office
Australian Stock Exchange Limited

Issue of shares to acquire Encore Metals NL

We refer to the Company's announcement of 25 October 2006 in which we advised that Intec had entered into a binding agreement to acquire unlisted Encore Metals NL (Encore) and its Zeehan Slags resource. Due diligence has been completed and Intec Hellyer Metals Pty Ltd has now acquired all of the issued capital of Encore for a consideration of 20 million Intec shares to be issued pro-rata to Encore's four shareholders. These former Encore shareholders will also have the right to purchase a further 20 million Intec shares at a price of 18 cents per share upon the earlier of 23 October 2008 or the decision by Intec to commence commercial treatment of the Zeehan Slags.

An Appendix 3B in relation to this issue of these 20 million shares is attached.

Yours faithfully
Intec Ltd

Robert J Waring
Company Secretary



Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Intec Ltd

ABN

25 001 150 849

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	**20 million fully paid ordinary shares**
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	**20 million fully paid ordinary shares**
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	**The fully paid shares rank equally in all respects with the Company's quoted securities coded INL**

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: ? the date from which they do ? the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment ? the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	**Yes**
5	Issue price or consideration	**Shares issued pro-rata to shareholders of Encore Metals NL as consideration for the acquisition of all of the issued capital of that company**
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	**Shares issued pro-rata to shareholders of Encore Metals NL as consideration for the acquisition of all of the issued capital of that company**
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	**15 November 2006**

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	**555,445,463**	**Fully paid Ordinary Shares**

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	**6,645,097**	**16 July 2007 Options – exercise price $0.24625**
		4,189,196	**26 November 2008 Options – exercise price $0.10**
		25,000,000	**30 June 2008 Options – exercise price $0.08**
		1,275,000	**30 June 2009 Options – exercise price $0.49625**
		8,272,144	**24 February 2010 Options – exercise price $0.069**
		5,050,000	**30 August 2011 Options – exercise price $0.11**

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	**The newly issued shares rank equally with the existing shares**

Part 2 - Bonus issue or pro rata issue

11 to 33	Is security holder approval required?	**Questions 11 to 33 are not applicable.**

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

Questions 34 to 42	**Questions 34 to 42 are Not applicable**

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

? The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

? There is no reason why those +securities should not be granted +quotation.

? An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

? Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

? We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

? If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: *Robert J Waring* Date: **15 November 2006**
(Secretary)

Print name: **Robert J Waring**

Appen3bNov2006encore

Intec Ltd

ABN 25 001 150 849

Superior and Sustainable Metals Production

Gordon Chiu Building J01
Department of Chemical Engineering
Maze Crescent
University of Sydney NSW 2006
Australia

Phone: 02-9351-6741
Fax: 02-9351-7180
Email: mail@intec.com.au
Website: www.intec.com.au
ASX code: INL

15 November 2006

Companies Announcement Office
Australian Stock Exchange Limited

Presentation to the 2006 Annual General Meeting of Intec Ltd
To be held at 5:30pm on Wednesday 15 November 2006

Attached is a presentation to be given to shareholders at the 2006 Annual General Meeting to be held later today.

Yours faithfully
Intec Ltd

Phillip R Wood
Managing Director and Chief Executive Officer

2006 agm presentation for asx



ASX code: INL



Intec Ltd

Australia's Newest Zinc Producer





Intec Ltd

Superior and Sustainable Metals Production

Welcome to Intec's 5th Annual General Meeting as an ASX-Listed company

Date: 15 November, 2006

Time: 5:30pm

Venue: 'The Partners Room"
Allens Arthur Robinson Lawyers
Level 28, Deutsche Bank Place
cnr Hunter and Phillip Streets
Sydney NSW Australia



Introductory Remarks to Intec Shareholders by Ian W Ross Non-Executive Chairman



Ordinary Business

Resolution 1: Adoption of Financial Report

To consider and, if thought fit, to pass the following ordinary resolution:

> "That the Company's Financial Report for the financial year ended 30 June 2006 together with the related Directors' and Auditor's reports be received and adopted."

Intec Ltd AGM, 15 November 2006

Intec Group

Summary of Proxies for Resolution 1
Financial Report



For 43,051,538
Against 0
Abstain 10,000
Discretion 12,230,404

Resolution 2: Election of Director – Mr Ian W Ross

To consider and, if thought fit, to pass the following ordinary resolution:

> "That Mr Ian W Ross, a Director since 2003, retiring in accordance with the Company's Constitution and being eligible for re-election, be re-elected a Director of the Company."

Summary of Proxies for Resolution 2
Election of Director – Mr Ian W Ross


For 42,643,619
Against 0
Abstain 417,919
Discretion 12,230,404

Resolution 3: Adoption of Remuneration Report

To consider and, if thought fit, to pass the following ordinary resolution:

> "That the Company's Remuneration Report for the financial year ended 30 June 2006 be received, approved and adopted."

Comparison with Director and Senior Executive Remuneration surveyed in '2006 Director & Executive Remuneration' by Connect 4 Pty Ltd

Position	Intec	Average Total Remuneration
		Total Fixed, Bonus & Options/Shares Remuneration A$100m market cap
	A$,000	**A$,000**
Non-executive Chairman	54	93
Non-executive Director	52	56
Managing Director /Chief Executive Officer	321	583
Divisional Head	249	244
Chief Financial Officer	226	358

Summary of Proxies for Resolution 3
Adoption of Remuneration Report


For 42,759,074
Against 222,464
Abstain 80,000
Discretion 12,230,404

Special Business

Resolution 4: Approval of Issue of Shares

To consider and, if thought fit, to pass the following ordinary resolution:

> "That pursuant to ASX Listing Rule 7.4 and for all other purposes, the Company approves the issue of Shares, at an issue price of $0.11 per Share, by way of placements in conjunction with a Share Purchase Plan which were undertaken by the Company in May/June 2006, for the purposes and otherwise on the terms and conditions as set out in the Explanatory Statement which accompanies this Notice of General Meeting."

Summary of Proxies for Resolution 4
Approval of Issue of Shares


For 28,608,170
Against 140,000
Abstain 22,113,368
Discretion 4,430,404

Resolution 5: Approval of Proposed Issue of Options to Macquarie Bank Ltd

To consider and, if thought fit, to pass the following ordinary resolution:

"That pursuant to ASX Listing Rule 7.4 and for all other purposes, the Company approves the issue of options to Macquarie Bank Ltd, on the terms summarised in the Explanatory Statement which accompanies this Notice of General Meeting."

Summary of Proxies for Resolution 5

Approval of Proposed Issue of Options to Macquarie Bank



For	34,303,758
Against	1,511,403
Abstain	7,246,377
Discretion	12,230,404

Resolution 6a: Approval of Options for Mr Ian W Ross

To consider and, if thought fit, to pass the following ordinary resolution:

"That the Company approves the issue to Mr Ian W Ross of 400,000 options on the terms summarised in the Explanatory Statement accompanying this Notice of General Meeting."


Summary of Proxies for Resolution 6a
Approval of Options for Mr Ian W Ross
For
38,930,897
Against
1,814,245
Abstain
2,316,396
Discretion
12,230,404

Resolution 6b: Approval of Options for Mr Philip R Wood

To consider and, if thought fit, to pass the following ordinary resolution:

"That the Company approves the issue to Mr Philip R Wood of 1,200,000 options on the terms summarised in the Explanatory Statement accompanying this Notice of General Meeting."

Summary of Proxies for Resolution 6b
Approval of Options for Mr Philip R Wood



For	39,930,897
Against	814,245
Abstain	2,316,396
Discretion	12,230,404

Resolution 6c: Approval of Options for Mr A John Moyes

To consider and, if thought fit, to pass the following ordinary resolution:

"That the Company approves the issue to Mr A John Moyes of 700,000 options on the terms summarised in the Explanatory Statement accompanying this Notice of General Meeting."

Summary of Proxies for Resolution 6c
Approval of Options for Mr A John Moyes


For 39,930,897
Against 814,245
Abstain 2,316,396
Discretion 12,230,404

Resolution 6d: Approval of Options for Mr Kenneth J Severs

To consider and, if thought fit, to pass the following ordinary resolution:

"That the Company approves the issue to Mr Kenneth J Severs of 300,000 options on the terms summarised in the Explanatory Statement accompanying this Notice of General Meeting."

Summary of Proxies for Resolution 6d Approval of Options for Mr Kenneth J Severs


For 39,930,897
Against 1,814,245
Abstain 2,316,396
Discretion 12,230,404



Presentation to Intec shareholders
by
Philip R Wood
Managing Director & CEO
and by
Intec Senior Management

Intec Group

1. **Corporate** (Philip Wood)
2. **Hellyer Zinc Concentrate Joint Venture** (Jean-Louis Huens, Kieran Rodgers)
3. **Bass Metals** (Kieran Rodgers)
4. **Hellyer Metals Project** (John Moyes, Mick Ryan, Andrew Tong)
5. **External Client Interest** (Ken Severs)
6. **Website** (Dave Sammut)
7. **Summary** (Philip Wood)

Zinc Price and LME Inventories


Cash Price
Stocks
$5,000
$4,500
$4,000
$3,500
$3,000
$2,500
$2,000
$1,500
$1,000
$500
$0
Zinc Cash Price (US$/t)
1,000,000
900,000
800,000
700,000
600,000
500,000
400,000
300,000
200,000
100,000
0
LME Inventories (t)
Dec-04
Mar-05
Jun-05
Sep-05
Dec-05
Mar-06
Jun-06
Sep-06

Intec Share Price and Trading Volumes

Trading Volume (millions)
INL Price
INL Share Price (A$)
$0.22
$0.20
$0.18
$0.16
$0.14
$0.12
$0.10
$0.08
$0.06
$0.04
$0.02
$0.00
INL Trading Volume (million shares)
55
50
45
40
35
30
25
20
15
10
5
0
IHCP Announcement
Dec-04
Mar-05
Jun-05
Sep-05
Dec-05
Mar-06
Jun-06
Sep-06

Intec Group

- Shares: 555.45 million
- Options (weighted average exercise price of 12ct): 92.81 million
- Market Capitalisation (@ 19.5 cts): A$108 million
- MBL working capital facility: A$4.5 million (un-drawn)
- Bass Metals Ltd: 18.4 % interest
- Major INL shareholders:
  - Ivanhoe Mines: 9.8%
  - Kizoz Pty Ltd: 4.5%
  - Board & Management: 2.0%
  - Alliance Resources: 1.4%
  - Macquarie Bank: 1.3%
- 2,260 shareholders

2. Hellyer Zinc Concentrate Joint Venture with Polymetals

- Operational Update (Jean-Louis Huens)
- Financial Projections (Kieran Rodgers)

The Intec Hellyer Mill has been restarted via the Hellyer Zinc Concentrate Project, a 50/50 joint venture with Polymetals


INTEC
HELLYER MILL

The Hellyer Zinc Concentrates Project is the first and only new producer of zinc in Australia for 2006

Aerial View of Hellyer Project Site



Road & Rail Access
Tailings Dam
50 hectares
Shale pit for toll treatment residues
Electricity Grid
1.5 Mtpa Hellyer Mill

Hellyer Tailings Resource – 11Mt

Element	Grade	Quantity	In-situ US$m*	% of metal value
Zinc	2.8 %	305,000t	1,285	45%
Lead	3.0 %	330,000t	489	17%
Silver	88 g/t	30,850,000 ozs	396	14%
Gold	2.6 g/t	910,000 ozs	580	20%
Copper	0.16%	17,400t	119	4%
Total			**$2,870**	**100%**

* US$ metal prices at 14 November 2006

Dredge

Shore Tanks

Mill

Flotation

Bulk Zinc Concentrate

Burnie Port

Hellyer Zinc Concentrate Joint Venture – Operational Update

- All commissioning complete
- Ramping up production. Already at 70% of design.
- Flawless operation
  - Dredge mining at a depth of 7 metres
  - 10,000 tonnes mined
  - Mined material in line with expectation
- No metallurgical issues
- Tailings grade improving. Currently up to 2.8% Zn.

Hellyer Zinc Concentrate Joint Venture – Product

- Concentrate filtration to commence next week
- With one of the four flotation trains on standby, achieving better than design outcomes
  - 39% concentrate zinc grade for 1.9% feed
  - Low level of impurities
    - Could increase revenue by nearly $1m per year
    - Increase concentrate marketability

Intec Group

Springtime at the Hellyer site


2006/11/15

Hellyer Zinc Concentrate Joint Venture – Commercial Framework

- Unincorporated 50/50 JV formed with Polymetals Group
- Polymetals as Operator required to spend A$6 million to earn 50% JV interest
- All Hellyer assets remain the property of Intec at all times
- Life of JV encompasses the treatment of 6 million tonnes of Hellyer tailings
- Following which, Intec has the right to acquire Polymetals 50% interest for A$1

Production Parameters & Off-take Arrangements

- Initial throughput of 1.5Mtpa tailings to produce ~ 65,000tpa bulk-zinc concentrate grading:
  40-43% Zinc, 7-10% Lead & ~ 200g/t silver
- First 5,000 tonne shipment expected end of December
- Off-take contracts in place with Chinese smelters:
  a) 20,000tpa for three years
  b) 20,000tpa for two years
- Further three-year 5,000tpa contract under negotiation
- Remainder of production to be sold at spot price

Financial Projections for HZCP 'Base Case'

- 50% JV interest @ 1.5Mtpa
- Key financial drivers: - zinc price
  - concentrate treatment charge

Zinc Price US$/lb	0.90	1.50	1.90
US$/A$	0.74	0.75	0.77
Revenue A$m	34.5	54.5	67.0
Operating Costs A$m	25.0	30.0	30.5
EBITDA A$m	9.5	24.5	36.5

Potential Growth Initiatives

1. Increase tailings throughput to 2Mtpa
2. Utilise regional dominance of Hellyer Mill for treatment of third party ore:
   - Bass Metals' Que River Project (discussions underway)
   - Approaches received from two other parties
3. Blend EAFD with concentrate



3. Bass Metals

(Kieran Rodgers)

Bass Metals Share Price and Trading Volumes


Trading Volume (millions)
BSM Price
BSM Share Price (A$)
$0.34
$0.32
$0.30
$0.28
$0.26
$0.24
$0.22
$0.20
$0.18
$0.16
$0.14
$0.12
$0.10
BSM Trading Volume (million shares)
4.8
4.4
4.0
3.6
3.2
2.8
2.4
2.0
1.6
1.2
0.8
0.4
0.0
Oct-05 Nov-05 Dec-05 Jan-06 Feb-06 Mar-06 Apr-06 May-06 Jun-06 Jul-06 Aug-06 Sep-06 Oct-06 Nov-06

Intec Ltd holds:

11.7m shares
2.25m options

Current market value A$3.72m


360 000mE
400 000mE
BURNIE
PENGUIN
BASS STRAIT
HELLYER PROJECT
Que River
Mt Charter
Hellyer
Savage River
Rosebery
Renison
Hercules
Henty
Avebury
Mount Lyell
STRAHAN
SOUTHERN OCEAN
5 440 000mN
5 400 000mN
5 350 000mN
20km
LOCAL METAL ENDOWMENT
BASS METALS LTD
TENEMENT LOCATION PLAN

Bass Metals

Largest tenement position in one of the most mineralised geological provinces in the world



Intec Group

1.Que River Base Metal Project
   - high margin mine development
2. Mt Charter
   - shallow large scale Au-Ag (+Zn) project
3. Zinifex Exploration Alliance
   - "New Hellyers"
4. Dominant regional tenement holder
   - 60+ targets

4. Hellyer Metals Project

- Demonstration Plant (John Moyes)
- Feasibility Study (Mick Ryan)
- EAFD Stockpile & Zeehan Residues (Philip Wood)
- Treatment Options & Proposals (Andrew Tong)

2006: Successful Operation of the Burnie Demonstration Plant



- Steady state operation achieved on Hellyer tailings & EAFD
- Zinc, lead and silver recoveries excellent
- Copper and gold recoveries below specification
- Zeehan Slag trial successfully completed

- Zinc cathodes from steady state campaign melted to ingot and sold to Smorgon Steel for their galvanising operations
- Zinc ingot has consistently been significantly better than Prime Western Grade (PWG)



Progress from the Burnie Demonstration Plant

- Demonstration Plant report due January 2007
- Demonstration results are being incorporated into the Project Study
- As part of the study, WorleyParsons are updating:
  - Process design criteria
  - Flowsheet diagrams
  - Mass and energy balance

Potential Improvements Resulting from the Demonstration Plant Operation

- Pressure leaching is being considered to improve oxygen utilisation to leach Hellyer tailings
- Improved equipment for lead cement product
- Improved copper recovery circuit
- Potential for economic recovery of minor elements


Intec Ltd AGM, 15 November 2006
Intec Group
80km road and rail access from project to port
Intec Zeehan Residues
EAFD from the Mainland
Burnie deepwater port
IHM demonstration plant
Intec Hellyer Metals Project
&
Hellyer Zinc Concentrate Project
©2006 Intec Ltd ABN: 25 001 150 849
52

2006 Zinc Resource Acquisitions

- In April 2006, Intec received a A$2.42m treatment fee from Smorgon Steel for taking over its 20,500 tonne Electric Arc Furnace Dust stockpile (grading 27% zinc) in western Melbourne
- In October 2006, Intec acquired all of the shares of Encore Metals NL which is the registered licence holder of the 460,000 tonne stockpile of Zeehan Residues (grading 15% zinc equivalent) in consideration for issuing 20 million Intec shares and the future right to acquire a further 20m Intec shares at 18 cents each



EAFD Storage Shed, Footscray West, Melbourne

Zeehan Residues, Tasmania

Intec Zeehan Residues

- Century-old lead smelter slags
- 90 km by road from Hellyer
- 460,000 tonnes, grading:

  13.4% zinc   1.7% lead   54g/t silver   50g/t indium
- Acquired via agreement with Encore Metals NL in October 2006
- Metallurgical synergies when co-treated with EAF dust

Treatment Options & Proposals

- Feedstock: EAFD & Zeehan slags
- Output: 10,000 tonnes per annum zinc units
- Use lower capital and operating costs
- Product Options: Zinc metal and/or zinc chemicals (ZnO)
  - for sale at a premium to LME
- Fast development pathway

5. External Client Interest (Ken Severs)

6. Website (Dave Sammut)

www.intec.com.au

7. Summary

Intec's 3-Stage Strategy for Hellyer

1. HZCP producing concentrate from tailings
2. Production of zinc units from EAFD & Zeehan residues
3. Integrated resource-to-metals project

Continued Intec technologies commercialisation

Questions



Intec now welcomes our shareholders to join us for refreshments in the adjacent room, and for dinner at the nearby Noble House Chinese Restaurant.

Intec Ltd

ABN 25 001 150 849

Superior and Sustainable Metals Production

Gordon Chiu Building J01
Department of Chemical Engineering
Maze Crescent
University of Sydney NSW 2006
Australia

Phone: 02-9351-6741
Fax: 02-9351-7180
Email: mail@intec.com.au
Website: www.intec.com.au
ASX code: INL

16 November 2006

Companies Announcements Office
Australian Stock Exchange Limited

Results of the 2006 Annual General Meeting

We advise that the resolutions, as set out below and put to the Intec Ltd Annual General Meeting on 15 November 2006 were carried by a show of hands.

ORDINARY BUSINESS

Resolution 1 Adoption of Financial Report

To consider and, if thought fit, to pass the following ordinary resolution:

"That the Company's Financial Report for the financial year ended 30 June 2006 together with the related Directors' and Auditor's reports be received and adopted."

Resolution 2 Election of Director – Mr Ian W Ross

To consider and, if thought fit, to pass the following ordinary resolution:

"That Mr Ian W Ross, a Director since 2003, retiring in accordance with the Company's Constitution and being eligible for re-election, be re-elected a Director of the Company."

Resolution 3 Adoption of Remuneration Report

To consider and, if thought fit, to pass the following ordinary resolution:

"That the Company's Remuneration Report for the financial year ended 30 June 2006 be received, approved and adopted."

SPECIAL BUSINESS

Resolution 4 Approval of Issue of Shares

To consider and, if thought fit, to pass the following ordinary resolution:

"That pursuant to ASX Listing Rule 7.4 and for all other purposes, the Company approves the issue of Shares, at an issue price of $0.11 per Share, by way of placements in conjunction with a Share Purchase Plan which were undertaken by the Company in May/June 2006, for the purposes and otherwise on the terms and conditions as set out in the Explanatory Statement which accompanies this Notice of General Meeting."

Resolution 5 Approval of Proposed Issue of Options to Macquarie Bank Limited

To consider and, if thought fit, to pass the following ordinary resolution:

"That pursuant to ASX Listing Rule 7.4 and for all other purposes, the Company approves the issue of options to Macquarie Bank Limited, on the terms summarised in the Explanatory Statement which accompanies this Notice of General Meeting."

Resolutions 6(a) to 6(d) Approval of Options for Directors

Resolution 6(a)Approval of Options for Mr Ian W Ross

To consider and, if thought fit, to pass the following ordinary resolution:

"That the Company approves the issue to Mr Ian W Ross of 400,000 options on the terms summarised in the Explanatory Statement accompanying this Notice of General Meeting."

Resolution 6(b) Approval of Options for Mr Philip R Wood

To consider and, if thought fit, to pass the following ordinary resolution:

"That the Company approves the issue to Mr Philip R Wood of 1,200,000 options on the terms summarised in the Explanatory Statement accompanying this Notice of General Meeting."

Resolution 6(c)Approval of Options for Mr A John Moyes

To consider and, if thought fit, to pass the following ordinary resolution:

"That the Company approves the issue to Mr A John Moyes of 700,000 options on the terms summarised in the Explanatory Statement accompanying this Notice of General Meeting."

Resolution 6(d) Approval of Options for Mr Kenneth J Severs

To consider and, if thought fit, to pass the following ordinary resolution:

"That the Company approves the issue to Mr Kenneth J Severs of 300,000 options on the terms summarised in the Explanatory Statement accompanying this Notice of General Meeting."

In respect of each resolution in the Notice of Meeting, the total number of proxy votes exercisable by all proxies validly appointed were:

Resolution	For	Against	Abstain	Discretion
1	43,051,538	0	10,000	12,230,404
2	42,643,619	0	417,919	12,230,404
3	42,759,074	222,464	80,000	12,230,404
4	28,608,170	140,000	22,113,368	4,430,404
5	34,303,758	1,511,403	7,246,377	12,230,404
6(a)	38,930,897	1,814,245	2,316,396	12,230,404
6(b)	39,930,897	814,245	2,316,396	12,230,404
6(c)	39,930,897	814,245	2,316,396	12,230,404
6(d)	38,930,897	1,814,245	2,316,396	12,230,404

Yours faithfully
Intec Ltd

Robert Waring
Company Secretary

Intec Ltd ABN 25 001 150 849

Superior and Sustainable Metals Production

Gordon Chiu Building J01
Department of Chemical Engineering
Maze Crescent
University of Sydney NSW 2006
Australia

Phone: 02-9351-6741
Fax: 02-9351-7180
Email: mail@intec.com.au
Website: www.intec.com.au
ASX code: INL

Companies Announcements Office
Australian Stock Exchange

1 December 2006

Commercial Zinc Production Commences at Hellyer



With contractual effect from today, Intec Ltd (ASX Code: INL) is very pleased to announce the formal commencement of commercial production of bulk zinc concentrate at the Hellyer Zinc Concentrate Project (HZCP, a 50/50 joint venture between INL and Polymetals (Hellyer) Pty Ltd). This follows a six month preparatory period, during which the Intec Hellyer Mill and related infrastructure have been refurbished; new equipment (including the tailings dam dredge) have been ordered and installed; all unit operations have been commissioned; and finally production has been ramped up towards the 'base case' commercial rate.

Operating on a 24-hour, 7-day basis, the dredge, grinding mill and flotation circuits are now operating at 80% of the capacity planned in the 65,000 tonnes per annum 'base-case' projections, and this output is daily continuing to improve.

The dredge is collecting 130 tonnes per hour of tailings, now grading 2.2% average zinc and increasing with depth. This tailings slurry is then delivered to shore tanks for temporary storage, prior to being pumped over 2.5 kilometres, with 30 metres vertical lift, to the Intec Hellyer Mill. Each of the dredge, shore tanks and pumps are operating within specifications.

At the Intec Hellyer Mill, the ball and tower grinding mills are operating consistently, regrinding the tailings slurry to 20 microns before passing it to the flotation circuits. Mill grinding availability has been 100%, with no down-time. Flotation efficiency is increasing through 65% of the targeted zinc recovery from the reground tailings to the bulk zinc concentrate.



ASX code: INL

The HZCP directly employs a workforce of 25, two thirds of whom formerly worked at the Hellyer Mill prior to its closure in 2000. This wealth of experience in our enthusiastic workforce has contributed to the rapidity and efficiency with which the Intec Hellyer Mill has been brought back into current production.

The concentrate storage shed at Hellyer now has a stockpile of approximately 800 tonnes of 'in-spec' product, grading 41% zinc, 10% lead and 200g/t silver, with all other elements within the specifications of the offtake sales contracts. Daily trucking of this product to the HZCP's 8,000 tonne export storage bay at Burnie port will commence soon. Monthly shipments of 5,000 (and sometimes 10,000) tonne lots are expected to commence in the first half of January, based on recently-agreed attractive shipping rates and terms.


2006/11/30

Photo: A 'drop' of bulk zinc concentrate on to the Hellyer concentrate storage shed stockpile.

The HZCP currently has two offtake agreements with leading Chinese smelters totalling over two thirds of the 65,000 tonnes per annum bulk zinc concentrate 'base case' production. Strong demand has been received from these and other smelters for the remaining 20,000 tonnes per annum of expected non-committed 'base-case' production. Under the terms of the sales contracts, the HZCP is paid 90% of the consignment value within a short period after the concentrate leaves port. As such, Intec expects to receive primary payment for its half of the first shipment before the end of January, 2007.

Pursuant to the completion of commissioning and transition to commercial production, and in accordance with their negotiated arrangement, Intec Ltd and Polymetals (Hellyer) Pty Ltd have today activated their joint venture agreement. After reconciliation of actual pre-'steady state' expenses, a payment of the modest difference between these expenses and the nominated up-front A$6 million start-up amount will be made by Polymetals to Intec. From today, the HZCP operating expenses will be funded jointly, along with joint receipt of revenues.

At current metal prices, US$/A$ exchange rate, and 'base case' throughput, the total project is forecast to generate annual revenue of A$128 million, and an EBITDA of $70.5 million.

In a related development, the Federal Department of Environment and Heritage Hazardous Waste Technical Group has advised that Electric Arc Furnace Dust (EAFD), if blended with the HZCP's bulk zinc concentrate, would be classed as a "non-waste" under the *Hazardous Waste (Regulation of Exports and Imports) Act 1989*. The Department has accepted this advice, concluding that "the blended material is not a waste, and its export from Australia should therefore not be subject to regulation under the Act". Trials have commenced for magnetic beneficiation of the EAFD and blending of the high-zinc fraction with our bulk zinc concentrate, allowing the HZCP to increase its annual production of payable zinc units.

Provision has been made in the engineering of all HZCP unit operations to increase the Intec Hellyer Mill throughput from 1.5 million to 2 million tonnes per annum. This can be achieved by optimal utilisation of the existing equipment, rather than by additional capital investment. The increased feedstock can be sourced from the Hellyer tailings dam, the nearby Que River mine being brought into production early next year by Bass Metals Ltd (ASX code: BSM, 18.5% owned by INL) and/or from the numerous other current and emerging regional producers who have expressed interest in supplying the Hellyer Metals Project.

The transition to commercial production of the HZCP represents a major milestone en route to Intec becoming an integrated regional mine-to-metal producer in northwestern Tasmania, utilisng its own resources, plant and technology and assisting other regional producers.

The INL Board would like to express their appreciation for the highly professional and effective efforts of Polymetals, Maintenance and Engineering Services Pty Ltd and their employees, various key consultants to the HZCP and INL's own senior management and staff in delivering Australia's first and only new zinc production in 2006. In the current resources boom-driven era of capital cost and timetable blow-outs, this has been an outstanding achievement.

Yours faithfully,
Intec Ltd

Philip R Wood

Philip R Wood
Managing Director & Chief Executive Officer

Intec Ltd

ABN 25 001 150 849

Superior and Sustainable Metals Production

Gordon Chiu Building J01
Department of Chemical Engineering
Maze Crescent
University of Sydney NSW 2006
Australia

Phone: 02-9351-6741
Fax: 02-9351-7180
Email: mail@intec.com.au
Website: www.intec.com.au
ASX code: INL

1 December 2006

Companies Announcements Office
Australian Stock Exchange Limited

Exercise of Options under IOP and issue of shares

Under the Intec Option Plan (IOP), options have been issued to directors, staff and key consultants at various exercise prices. The Company has been given notice of the exercise of 1,341,743 options as follows:

- 882,275 shares at an issue price of $0.069 per share
- 309,468 shares at an issue price of $0.10 per share
- 150,000 shares at an issue price of $0.11 per share

Under the IOP, when exercised, each option is converted into one ordinary share. The Company therefore advises the issue of 1,341,743 new shares in INL.

Attached is a completed Appendix 3B in respect of the issue of shares under the IOP.

Notice Under Section 708A(5)(e)

INL advises that on 1 December 2006 it resolved to issue 882,275 fully paid ordinary shares at an issue price of $0.069 per share, 309,468 shares at an issue price of $0.10 per share and 150,000 shares at an issue price of $0.11 per share (New Shares).

INL gives notice that:

(1) this notice is being given under Section 708A(5)(e) of the Corporations Act 2001 (Corporations Act);

(2) INL issued the New Shares without disclosure to investors under Part 6D.2 of the Corporations Act;

(3) as at the date of this notice, INL has complied with:

  (a) the provisions of Chapter 2M of the Corporations Act as they apply to INL; and

  (b) section 674 of the Corporations Act; and

4) except as may be set out in this notice, there is no other information that is excluded information as at the date of this notice which is required to be set out in this notice under Section 708A(6)(e) of the Corporations Act.

Yours faithfully
Intec Ltd

Robert J Waring
Company Secretary

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Intec Ltd

ABN

25 001 150 849

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	**1,341,743 fully paid ordinary shares**
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	**1,341,743 fully paid ordinary shares**
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	**The shares are allotted to five optionholders under the Intec Option Plan from options exercised at $0.069, $0.10 and $0.11.**

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	**The securities rank equally with INL fully paid ordinary shares.**
5	Issue price or consideration	**882,275 shares at an issue price of $0.069 per share** **309,468 shares at an issue price of $0.10 per share** **150,000 shares at an issue price of $0.11 per share**
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	**The shares are allotted to five optionholders under the Intec Option Plan from options exercised at $0.069, $0.10 and $0.11.**
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	**28 November 2006**

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	**556,787,206**	**Fully paid Ordinary Shares**

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	**6,645,097**	**16 July 2007 Options – exercise price $0.24625**
		3,879,728	**26 November 2008 Options – exercise price $0.10**
		25,000,000	**30 June 2008 Options – exercise price $0.08**
		1,275,000	**30 June 2009 Options – exercise price $0.49625**
		7,389,869	**24 February 2010 Options – exercise price $0.069**
		4,900,000	**31 August 2011 Options – exercise price $0.11**

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	**Rank equally with existing fully paid Ordinary Shares in regard to future dividends**

Part 2 - Bonus issue or pro rata issue

11 to 33	Is security holder approval required?	**Questions 11 to 33 are not applicable.**

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) [√] Securities described in Part 1

(b) [ ] All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 [ ] If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 [ ] If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 [ ] A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38 to 42	Number of securities for which +quotation is sought	**Questions 38 to 42 are not applicable**

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: *R Waring* Date: **1 December 2006**
(Secretary)

Print name: **Robert J Waring**

Appen3b.inl.stp

Intec Ltd

ABN 25 001 150 849

Superior and Sustainable Metals Production

Gordon Chiu Building J01
Department of Chemical Engineering
Maze Crescent
University of Sydney NSW 2006
Australia

Phone: 02-9351-6741
Fax: 02-9351-7180
Email: mail@intec.com.au
Website: www.intec.com.au
ASX code: INL

11 December 2006

Companies Announcements Office
Australian Stock Exchange Limited

Issue under Intec Option Plan

Under the terms of the Intec Option Plan (IOP) and pursuant to the recommendation of its Remuneration Committee, the Board of Directors of Intec Ltd (ASX code: INL) announces the grant of 2,600,000 options to INL's Directors. The granting of these options to INL Directors was approved by INL shareholders at the Annual General Meeting held on 15 November 2006. The options are exercisable at A$0.11 (11 cents) for a period of five years expiring on 30 August 2011.

The Options were granted as follows:

Mr Ian W Ross (Chairman) – 400,000 options

Mr Philip R Wood (Managing Director and Chief Executive Officer) – 1,200,000 options

Mr A John Moyes (Technical Director) – 700,000 options

Mr Kenneth J Severs (Non-executive Director) – 300,000 options

The total number of options granted under the IOP will remain at less than 5% of INL's issued share capital.

A copy of Appendix 3B and Appendix 3Y Director Notices as required by Listing Rule 3.10 are attached.

Yours faithfully
Intec Ltd

Robert J Waring
Company Secretary

Appen3bNov2006issueofoptions



Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Intec Ltd

ABN

25 001 150 849

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	**2,600,000 options**
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	**2,600,000 options**
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	**The options are issued to four INL Directors and are to subscribe for ordinary shares at an exercise price of $0.11, and are exercisable at any time until expiry on 30 August 2011.**

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	**No.** **The securities (options) will rank equally with INL fully paid ordinary shares upon exercise by an optionholder.**
5	Issue price or consideration	**The options are granted without charge and the option exercise price is $0.11.**
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	**Grant of options under the Intec Option Plan to recognise the important role of Directors in advancing the success of INL.**
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	**11 December 2006**

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	**556,787,206**	**Fully paid Ordinary Shares**

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	**6,645,097**	**16 July 2007 Options – exercise price $0.24625**
		3,879,728	**26 November 2008 Options – exercise price $0.10**
		25,000,000	**30 June 2008 Options – exercise price $0.08**
		1,275,000	**30 June 2009 Options – exercise price $0.49625**
		7,389,869	**24 February 2010 Options – exercise price $0.069**
		7,500,000	**30 August 2011 Options – exercise price $0.11**

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	**Options granted will have no participation in dividends until they are exercised.**

Part 2 - Bonus issue or pro rata issue

11 to 33	Is security holder approval required?	**Questions 11 to 33 are not applicable.**

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

Questions 34 to 42	**Questions 34 to 42 are Not applicable**

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: *R Waring* Date: **11 December 2006**
(Secretary)

Print name: **Robert J Waring**

Appen3b

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Intec Ltd
ABN	25 001 150 849

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Ian Wargent Ross
Date of last notice	3 October 2006

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Not applicable to the change
Date of change	11 December 2006
No. of securities held prior to change	217,919 as registered holder 200,000 (indirectly) 329,783 unquoted employee options (expiry date 24 Feb 2010; exercise price $0.069)
Class – where change occurred	Unquoted options
Number acquired	400,000 options
Number disposed	Nil
Value/Consideration **Note: If consideration is non-cash, provide details and estimated valuation**	Options issued for free; are exercisable at 11 cents; expiry date 30 August 2011.

No. of securities held after change	217,919 as registered holder 200,000 (indirectly) 329,783 unquoted employee options (expiry date 24 Feb 2010; exercise price $0.069) 400,000 unquoted employee options (expiry date 30 Aug 2011; exercise price $0.11)
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Options were granted following shareholder approval at the 2006 Annual General Meeting, under the Intec Option Plan.

Part 2 – Change of director's interests in contracts – IW Ross

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	None
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Intec Ltd
ABN	25 001 150 849

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	**Philip Ronald Wood**
Date of last notice	4 October 2006

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Not applicable to the change
Date of change	11 December 2006
No. of securities held prior to change	659,169 (as registered holder) 1,363, 601 (indirectly) 2,047,035 unquoted employee options (expiry date 16 Jul 2007; exercise price $0.24625) 570,263 unquoted employee options (expiry date 26 Nov 2008; exercise price $0.10) 1,014,590 unquoted employee options (expiry date 24 Feb 2010; exercise price $0.069)
Class – where change occurred	Unquoted options
Number acquired	1,200,000 options
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	Options issued for free; are exercisable at 11 cents; expiry date 30 August 2011.

+ See chapter 19 for defined terms.

No. of securities held after change	659,169 (as registered holder) 1,363, 601 (indirectly) 2,047,035 unquoted employee options (expiry date 16 Jul 2007; exercise price $0.24625) 570,263 unquoted employee options (expiry date 26 Nov 2008; exercise price $0.10) 1,014,590 unquoted employee options (expiry date 24 Feb 2010; exercise price $0.069) 1,200,000 unquoted employee options (expiry date 30 Aug 2011; exercise price $0.11)
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Options were granted following shareholder approval at the 2006 Annual General Meeting, under the Intec Option Plan.

Part 2 – Change of director's interests in contracts – PR Wood

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	None
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Intec Ltd
ABN	25 001 150 849

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Anthony John Moyes
Date of last notice	17 August 2006

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Not applicable to the change
Date of change	11 December 2006
No. of securities held prior to change	564,000 as registered holder (480,000 of these jointly with Mrs Kay Moyes) 886,033 indirectly 1,756,749 unquoted employee options (expiry date 16 Jul 2007; exercise price $0.24625) 753,537 unquoted employee options (expiry date 26 Nov 2008; exercise price $0.10) 804,832 unquoted employee options (expiry date 24 Feb 2010; exercise price $0.069)
Class – where change occurred	Unquoted options
Number acquired	700,000 options
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	Options issued for free; are exercisable at 11 cents; expiry date 30 August 2011.

+ See chapter 19 for defined terms.

No. of securities held after change	564,000 as registered holder (480,000 of these jointly with Mrs Kay Moyes) 886,033 indirectly 1,756,749 unquoted employee options (expiry date 16 Jul 2007; exercise price $0.24625) 753,537 unquoted employee options (expiry date 26 Nov 2008; exercise price $0.10) 804,832 unquoted employee options (expiry date 24 Feb 2010; exercise price $0.069) 700,000 unquoted employee options (expiry date 30 Aug 2011; exercise price $0.11)
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Options were granted following shareholder approval at the 2006 Annual General Meeting, under the Intec Option Plan.

Part 2 – Change of director's interests in contracts – AJ Moyes

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	None
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Intec Ltd
ABN	25 001 150 849

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	**Kenneth John Severs**
Date of last notice	17 August 2006

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Not applicable to the change
Date of change	11 December 2006
No. of securities held prior to change	1,444,918 as registered holder (held jointly with Maria Ramsden Severs) 295,173 unquoted employee options (expiry date 16 Jul 2007; exercise price $0.24625) 140,302 unquoted employee options (expiry date 26 Nov 2008; exercise price $0.10) 335,535 unquoted employee options (expiry date 24 Feb 2010; exercise price $0.069)
Class – where change occurred	Unquoted options
Number acquired	300,000 options
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	Options issued for free; are exercisable at 11 cents; expiry date 30 August 2011.

+ See chapter 19 for defined terms.

No. of securities held after change	1,444,918 as registered holder (held jointly with Maria Ramsden Severs) 295,173 unquoted employee options (expiry date 16 Jul 2007; exercise price $0.24625) 140,302 unquoted employee options (expiry date 26 Nov 2008; exercise price $0.10) 335,535 unquoted employee options (expiry date 24 Feb 2010; exercise price $0.069) 300,000 unquoted employee options (expiry date 30 Aug 2011; exercise price $0.11)
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Options were granted following shareholder approval at the 2006 Annual General Meeting, under the Intec Option Plan.

Part 2 – Change of director's interests in contracts – KJ Severs

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	None
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.



BASS METALS LTD
ABN 31 109 933 995

22 December 2006

The Manager Companies
Australian Stock Exchange
20 Bridge Street
Sydney NSW 2000

Dear Sir

Re: Letter of Intent – Que River Ore Sales

The Company is pleased to report that in association with its mining alliance partner, Mancala Pty Ltd, it has today signed a Letter of Intent (LOI) setting out the terms under which ore from the Que River project may be sold to the Intec-Polymetals joint venture which is operating the Hellyer Concentrator. The non-binding LOI will be formalised into a binding Ore Sales Contract subject to completion of a 1000 tonne trial mining and processing programme which has been approved already and is scheduled to commence in early February.

Full scale open pit mining at Que River will commence as soon as practical after that subject to a satisfactory outcome of the trial mining programme and receipt of Tasmanian Government approvals for the full scale mine development and environmental management plan which is expected to be decided in mid January 2007. A more detailed technical description of the mine plan was reported to ASX on 20 November 2006.

The LOI is an important step as it provides a commercial framework from which assumptions on revenue for the Stage 1 Mine plan over 21 months can be made and these are summarised below for various zinc price scenarios, referred to as *Conservative*, *Reasonable* and *Today's:*

Metal Price Assumptions	**Conservative**	**Reasonable**	**Today's**
zinc price (US/t)	3,000	3,600	4,200
lead price (US$/t)	970	1,605	1,537
silver price (US$/oz)	10	12.5	12.5
US$:A$	0.75	0.76	0.79
Estimated Financial Outcomes	A$(M)	A$(M)	A$(M)
BSM-Mancala Gross Revenue	26.34	30.18	33.58
less Capital Expenditures	-1.06	-1.06	-1.06
less Operating costs	-17.31	-17.31	-17.31
Net Revenue	7.98	11.80	15.21

This is considered a conservative estimate as the adopted Base Case assumes that only zinc, lead and silver contribute to the revenue stream with possible copper and gold revenue streams still to be fully evaluated and represent further upside to cash flows. As well, Stage 1 is considered the first of 4-stage potential mining development which could generate a 3 to 5 year mine life at Que River with significant further exploration upside.

The Directors of Bass Metals are very pleased to report further significant progress towards production with the LOI and provide some insight into the financial outcomes which have motivated the Company to pursue this modest scale but potentially very profitable mining venture. On behalf of the Board I look forward to providing further updates on the Que River Project early in the New Year as well as on our many other exploration initiatives in northwest Tasmania.

Yours Sincerely

Mike Rosenstreich

Suite 5/2 Richardson Street WEST PERTH WA 6005
PO Box 1330 WEST PERTH WA 6872
Telephone (08) 9322 8044 Facsimile (08) 9481 2846
www.bassmetals.com.au

Form 604

Corporations Act 2001
Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme: Intec Limited

ACN/ARSN: 001 150 849

1. Details of substantial holder (1)

Name: Ivanhoe Mines Ltd. Group (see Annexure A)

ACN/ARSN (if applicable): ARBN 075 217 097

There was a change in the interests of the substantial holder on: 29/12/2006

The previous notice was given to the company on: 11/05/2006

The previous notice was dated: 09/05/2006

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
Ordinary Shares	54,141,586	11.12% of 486,925,979	39,750,000	7.14% of 556,787,206

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
11/12/2006	Ivanhoe Mines Ltd. Group	Disposal of shares	$0.2843 per share	4,422,000 fully paid ordinary shares	Ivanhoe Mines Ltd. Group
12/12/2006	Ivanhoe Mines Ltd Group	Disposal of shares	$0.27 per share	1,700,000 fully paid ordinary shares	Ivanhoe Mines Ltd. Group
13/12/2006	Ivanhoe Mines Ltd. Group	Disposal of shares	$0.27 per share	1,765,000 fully paid ordinary shares	Ivanhoe Mines Ltd. Group
15/12/2006	Ivanhoe Mines Ltd. Group	Disposal of shares	$0.27 per share	275,000 fully paid ordinary shares	Ivanhoe Mines Ltd. Group
29/12/2006	Ivanhoe Mines Ltd. Group	Disposal of shares	$0.2704 per share	6,229,586 fully paid ordinary shares	Ivanhoe Mines Ltd. Group

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
Ivanhoe Mines Ltd. Group	Orian Holding Corp.	N/A	Disposal power (s608(1) of Corporations Act)	39,750,000 fully paid ordinary shares	39,750,000

5. **Changes in association**

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
N/A	

6. **Addresses**

The addresses of persons named in this form are as follows:

Name	Address
Ivanhoe Mines Ltd. Group	see Annexure A

Signature

print name Beverly A. Bartlett capacity Secretary

sign here [signature] date 02/01/2006

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 6 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(6) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(7) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included on any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown".

(9) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

INTEC LIMITED
ACN 001 150 849

This is Annexure A of 1 page referred to in Form 604, Notice of Change of Interests of Substantial Holder being the members of the Ivanhoe Mines Ltd. Group having a relevant interest in shares in Intec Limited under section 608 of the *Corporations Act 2001*.

Name	Address	Nature of relevant interest
Orian Holding Corp.	World Trade Centre, 654 – 999 Canada Place, Vancouver, BC V6C 3E1 CANADA	Holder of shares in Intec Limited
Ivanhoe Mines Ltd.	World Trade Centre, 654 – 999 Canada Place, Vancouver, BC V6C 3E1 CANADA	Canadian listed company controlling Orian Holding Corp.
Robert M. Friedland Goldamere Holdings SRL Newstar Securities SRL	Stevmar House, Suite 202 Rockley, Christ Church Barbados	Majority Shareholder – holds 27.04% of Ivanhoe Mines Ltd.

2 January 2006

....

Signed by: Date
Beverly Bartlett
Company Secretary
Ivanhoe Mines Ltd.

ME_70905798_1 (W2003)

Form 604

Corporations Act 2001
Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme: Intec Limited

ACN/ARSN: 001 150 849

1. Details of substantial holder (1)

Name: Ivanhoe Mines Ltd. Group (see Annexure A)

ACN/ARSN (if applicable): ARBN 075 217 097

There was a change in the interests of the substantial holder on: 29/12/2006

The previous notice was given to the company on: 11/05/2006

The previous notice was dated: 09/05/2006

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
Ordinary Shares	54,141,586	11.12% of 486,925,979	39,750,000	7.14% of 556,787,206

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
11/12/2006	Ivanhoe Mines Ltd. Group	Disposal of shares	$0.2843 per share	4,422,000 fully paid ordinary shares	Ivanhoe Mines Ltd. Group
12/12/2006	Ivanhoe Mines Ltd Group	Disposal of shares	$0.27 per share	1,700,000 fully paid ordinary shares	Ivanhoe Mines Ltd. Group
13/12/2006	Ivanhoe Mines Ltd. Group	Disposal of shares	$0.27 per share	1,765,000 fully paid ordinary shares	Ivanhoe Mines Ltd. Group
15/12/2006	Ivanhoe Mines Ltd. Group	Disposal of shares	$0.27 per share	275,000 fully paid ordinary shares	Ivanhoe Mines Ltd. Group
29/12/2006	Ivanhoe Mines Ltd. Group	Disposal of shares	$0.2704 per share	6,229,586 fully paid ordinary shares	Ivanhoe Mines Ltd. Group

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
Ivanhoe Mines Ltd. Group	Orian Holding Corp.	N/A	Disposal power (s608(1) of Corporations Act)	39,750,000 fully paid ordinary shares	39,750,000

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
N/A	

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Ivanhoe Mines Ltd. Group	see Annexure A

Signature

print name	Beverly A. Bartlett	capacity	Secretary
sign here	[signature]	date	02/01/2007

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 6 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(6) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(7) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included on any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown".

(9) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

INTEC LIMITED
ACN 001 150 849

This is Annexure A of 1 page referred to in Form 604, Notice of Change of Interests of Substantial Holder being the members of the Ivanhoe Mines Ltd. Group having a relevant interest in shares in Intec Limited under section 608 of the *Corporations Act 2001*.

Name	**Address**	**Nature of relevant interest**
Orian Holding Corp.	World Trade Centre, 654 – 999 Canada Place, Vancouver, BC V6C 3E1 CANADA	Holder of shares in Intec Limited
Ivanhoe Mines Ltd.	World Trade Centre, 654 – 999 Canada Place, Vancouver, BC V6C 3E1 CANADA	Canadian listed company controlling Orian Holding Corp.
Robert M. Friedland Goldamere Holdings SRL Newstar Securities SRL	Stevmar House, Suite 202 Rockley, Christ Church Barbados	Majority Shareholder – holds 27.04% of Ivanhoe Mines Ltd.

2 January 2007

....

Signed by:
Beverly Bartlett
Company Secretary
Ivanhoe Mines Ltd.

Date



Intec Ltd

ABN 25 001 150 849

Superior and Sustainable Metals Production

Gordon Chiu Building J01
Department of Chemical Engineering
Maze Crescent
University of Sydney NSW 2006
Australia

Phone: 02-9351-6741
Fax: 02-9351-7180
Email: mail@intec.com.au
Website: www.intec.com.au
ASX code: INL

Companies Announcements Office
Australian Stock Exchange

22 January 2006

Hellyer Zinc Concentrate Project Update



Intec Ltd (ASX code: INL) is pleased to announce that the first shipment of bulk zinc concentrate from the Hellyer Zinc Concentrate Project ('HZCP') has been confirmed for Saturday 27 January aboard the "M.V. Mount Rainier". Payment for 90% of the contained zinc value to the Intec/Polymetals Joint Venture will follow 10 days after the vessel's departure from Burnie port (pictured above).

The shipment will include all of the HZCP's concentrate production that has been transported to Burnie as of that date, an estimated total of over 5,000 (wet) tonnes of bulk zinc concentrate, with an average grade of 38% Zn, 8.7% Pb and 228g/t Ag.

This first 5,000t shipment is almost two weeks later than previously anticipated due to the feedstock zinc grades being initially lower than expectation, thus slowing production output for the same zinc grade of product concentrate.

The average tailings feedstock zinc grades dropped initially due to the diluting effects of lower-grade tailings near the surface of the Hellyer tailings dam becoming mixed with the targeted higher-grade materials lower down during the early stages of the dredging operations.



ASX code INL

While the early intent has been to seek deeper, higher-grade tailings via more directed dredging, practical experience has demonstrated that wider cuts from the surface to the bottom of the tailings are operationally preferable. However, as deeper materials are accessed, these are initally diluted by lower-grade materials settling under gravity into the collection zone.


INTEC
HELLYER MILL

The short term effect has been that the feedstock being received at the Intec Hellyer Mill has been lower zinc grade on average (approximately 2.1%, versus the average zinc grade throughout the entire tailings dam of 2.8% - of which the HZCP management remains fully confident).

This temporary effect will improve as the ratio of the cutting face width against the height of the tailings resource increases. The presently improving tailings feedstock zinc grade is now becoming increasingly apparent for this reason.

Given its temporarily lower-grade feedstock, the output rate of the mill was necessarily reduced to maintain the saleable grade (38%) of the bulk zinc concentrate product, hence the delay of a few weeks in our first shipment.

More importantly, the mill and flotation circuit have been operating to expectation. The average daily throughput has continued to increase, now reaching 100% of the planned rate. Recoveries are good despite the lower feedstock grade, and process optimisation continues to yield improvements in this area.

Yours faithfully,
Intec Ltd

Philip R Wood

Philip R Wood
Managing Director & Chief Executive Officer



Intec Ltd

ABN 25 001 150 849

Superior and Sustainable Metals Production

Gordon Chiu Building J01
Department of Chemical Engineering
Maze Crescent
University of Sydney NSW 2006
Australia

Phone: 02-9351-6741
Fax: 02-9351-7180
Email: mail@intec.com.au
Website: www.intec.com.au
ASX code: INL

31 January 2007

Companies Announcements Office
Australian Stock Exchange Limited

Quarterly Activities Report: Appendix 4C December 2006

On behalf of Intec Ltd (ASX code: INL, or the Company), I now attach the December 2006 Quarterly Report for Entities Admitted on the Basis of Commitments (Appendix 4C).

Hellyer Zinc Concentrate Project (HZCP)

On Tuesday 30 January 2007, the first shipment of 5,511 wet tonnes (4,968 dry tonnes) of bulk zinc concentrate was loaded on the "M.V. Mount Rainier" (a 'handy size' vessel within the Pacific Basin fleet) which left the Port of Burnie that same day (see photos below). Payment for 90% of the contained metals (approximately 38% Zn, 7% Pb and 200g/t Ag) contractual value will follow within 10 days of this date.



Above – Concentrate being loaded from the HZCP's storage bay at the Port of Burnie into hoppers feeding the conveyor belt on to the "M.V. Mount Rainier"

+ See chapter 19 for defined terms.


MOUNT RAINIER
2007/01/30

Above – The "M.V. Mount Rainier" dockside at the Port of Burnie showing the concentrate conveyor and bulk loader at right



Above – The first HZCP bulk zinc concentrate being loaded into the hold

On 1 December 2006 INL announced the formal commencement of commercial production of bulk zinc concentrate at the HZCP (a 50/50 joint venture between INL and Polymetals (Hellyer) Pty Ltd). This followed a six-month preparatory period, during which the Intec Hellyer Mill and related infrastructure had been refurbished; new equipment (including the tailings dam dredge – see photo) had been ordered and installed; all unit operations had been commissioned; and production had been ramped up towards the 'base case' commercial tailings treatment rate of 1.5Mtpa.



Above – The dredge in operation on the Hellyer tailings dam.



Above – Bulk zinc concentrate being recovered in the froth flotation circuit at the Intec Hellyer Mill

The average zinc grade in the 10.8 million tonnes of Hellyer tailings discharge contained within the tailings dam is 2.8% Zn. The zinc grade close to the base of the tailings dam is higher than the average grade due to the deposition of higher grade tailings during the early years of less efficient metallurgical recovery at the Hellyer Mine's operation. Dredging during the commissioning phase of the HZCP's current operation has been to a maximum depth of 9.5m in order to establish a floor

+ See chapter 19 for defined terms.

of sufficient width to permit dredging of deeper material. The zinc grade over this commissioning period has averaged 2.2% Zn resulting in lower than forecast concentrate output. Periods of deeper dredging over the coming months will lead to improved zinc grades (which have been as high as 2.5% in recent days) and a corresponding increased rate of concentrate output.

The ramp up period has successfully commissioned the mill and flotation circuits (see photo). Mill throughput is at 100% of the planned tonnages with reagent consumption approaching projected levels.

Intec congratulates Polymetals and Maintenance and Engineering Services personnel for their professional commitment and effectiveness in restarting the Intec Hellyer Mill and associated operations at Hellyer.

Utilisation of Zinc-Bearing Residues

INL was pleased to announce on 25 October 2006 the binding agreement for the acquisition of Encore Metals NL and its Zeehan resource. This 460,000-tonne stockpile of former lead smelter slags contains commercial quantities of zinc (>60,000 tonnes), lead (>7,000 tonnes) and silver(780,000 ounces).

At the 15 November 2006 Annual General Meeting, INL announced its intention to reconfigure the Burnie Demonstration Plant (see adjacent photo), which was put on care and maintenance after 'steady state' polymetallic operation in 2006, to treat a combined feedstock consisting of the Zeehan residues and Intec's stockpile in West Footscray, Victoria of 20,500 tonnes of Electric Arc Furnace Dust (EAFD) formerly belonging to Smorgon Steel.

Separately but concurrently, Intec has also been granted approval by the State and Federal environmental regulatory authorities to conduct a trial of blending EAFD with the bulk zinc concentrate product from the HZCP. The blending option offers enhanced contained zinc value, particularly if Intec's current EAFD beneficiation trials in Sydney and Burnie are successful in further upgrading the (~27%) present zinc concentration in the EAFD.



Above – Adam Randall, Maintenance Manager at Intec's Burnie Demonstration Plant

Engineers from WorleyParsons, one of Australia's major engineering firms, are currently working with Intec's technical staff to complete the engineering feasibility study for the overall Hellyer Polymetallic Project. This is crucially dependent on a very large volume of data from last year's 'steady state' operation of the Burnie demonstration plant, Ammtec's independent report on which will be completed by the end of February 2007.

As a forerunner to Intec's polymetallic project, the Hellyer Zinc Residues Project will treat EAFD and Zeehan residues to produce 10,000 tonnes per annum of zinc units, being Prime Western Grade metallic zinc, high-grade zinc oxide and/or zinc sulphate, depending on economic and technical considerations.

To recommence in the second half of 2007, the operation of the reconfigured Burnie Demonstration Plant will replicate the feedstock and conditions associated with the Hellyer Zinc Residues Project. Construction of the larger plant at Hellyer is expected to commence in 2008, with commissioning in early 2009.

Bass Metals

Bass Metals Ltd (ASX code: BSM, 18.4% owned by INL) has announced the commencement of trial mining at Que River (see aerial photo of site layout). The HZCP and Bass Metals have reached agreement on terms for the trial processing of 1,000 tonnes of Que River ore at the nearby Intec Hellyer Mill, and have signed a Letter of Intent for a proposed ore sales agreement.

The Que River ore will be processed at the Intec Hellyer Mill without reducing the throughput of the Hellyer tailings feedstock, generating additional concentrate product with the advantage that the resulting grade of the Hellyer bulk zinc concentrate will be higher.

All approvals required for the trial mining programme to commence are in place. Trial mining is scheduled to take place during the current March 2007 quarter.

The Bass Metals share price has responded positively to the continuing advancement of its projects and represents a favourable return on Intec's shareholding (and options) in Bass Metals. Moreover, continued exploration success and resultant mining by BSM (along with other regional explorers/ producers) will underpin Intec's long-term production plans for


Haulage to Hellyer
Heavy Vehicle Haulage Routes
Fuel Storage
Main Gate
Pit Areas
Highway and Office Access
Waste Dump Access
Office & Workshop
Explosives Magazine

Above – Aerial view of Bass Metals' Que River site

the Intec Hellyer Mill.

+ See chapter 19 for defined terms.

Corporate

The Company's cash balance at 31 December 2006 was A$545,000.

Payment of approximately A$1.24 million will shortly be received from Polymetals to reconcile the actual start-up costs with Polymetals' agreed A$6 million up-front commitment.

The Company's available cash, receivables and debt facility with Macquarie Bank are more than sufficient for its working capital requirements (inclusive of the HZCP) through to positive cash flow in early February 2007.

In response to the above progress, I am pleased to report that both the ASX and Deutsche Boerse share prices of the Company doubled during the December quarter 2006, though the INL share price has since retreated somewhat during January 2007 in line with the LME zinc price and the share prices of other zinc producers.

Even at today's subdued level, Intec's share price has quadrupled over the past 12 months. Remarkably, this is despite the departure (either fully or substantially) from Intec's share register during that period, for a variety of reasons, of all of the company's erstwhile nine largest beneficial shareholders. However, I have recently and definitely been advised by the current major shareholders that they have no further foreseeable selling intentions. Now that Intec is demonstrably a cashflow positive zinc producer, I will be looking to fortify the Company's institutional shareholding base in coming months.

Yours faithfully
Intec Ltd

Philip R. Wood

Philip R Wood
Managing Director and Chief Executive Officer

+ See chapter 19 for defined terms.

Rule 4.7B

Appendix 4C

Quarterly report for entities admitted on the basis of commitments

Introduced 31/3/2000. Amended 30/9/2001

Name of entity

Intec Ltd

ABN	Quarter ended ("current quarter")
25 001 150 849	31 December 2006

Consolidated statement of cash flows

Cash flows related to operating activities	Current quarter $A'000	Year to date (6 months) $A'000
1.1 Receipts from product sales and related debtors		
1.2 Payments for		
(a) staff costs	(649)	(1,324)
(b) advertising and marketing	(18)	(48)
(c) research and development	(104)	(132)
(e) demonstration plant costs	(98)	(2,435)
(d) bankable feasibility study	(327)	(446)
(e) other working capital	(33)	(78)
(f) HZCP joint venture costs	(811)	(811)
(g) administration and corporate costs	(536)	(801)
1.3 Dividends received		
1.4 Interest and other items of a similar nature received	15	101
1.5 Interest and other costs of finance paid	-	-
1.6 Income tax rebate received		
1.7 Other income -	43	48
Net Operating Cash Flows	(2,518)	(5,926)

+ See chapter 19 for defined terms.

Net Operating Cash Flows (Brought Forward)	(2,518)	(5,926)
Cash flows related to investing activities		
1.8 Payment for purchases of:		
(a) prospects		
(b) equity investments	(1,102)	(1,312)
(c) other fixed assets	(21)	(59)
1.9 Proceeds from sale of:		
(a) prospects		
(b) equity investments		
(c) other fixed assets		
1.10 Loans to other entities		
1.11 Loans repaid by other entities		
1.12 Other (provide details if material) -		
Net investing cash flows	(1,123)	(1,371)
1.13 Total operating and investing cash flows (carried forward)	(3,641)	(7,297)

1.13 Total operating and investing cash flows (brought forward)	(3,641)	(7,297)
Cash flows related to financing activities		
1.14 Proceeds from issues of shares, options, etc.	108	108
1.15 Proceeds from sale of forfeited shares		
1.16 Proceeds from borrowings	1,250	1,250
1.17 Repayment of borrowings	-	-
1.18 Dividends paid		
1.19 Other (provide details if material)- share issue costs	-	(9)
Net financing cash flows	1,358	1,349
Net increase (decrease) in cash held	(2,283)	(5,948)
1.20 Cash at beginning of quarter/year	2,828	6,493
1.21 Exchange rate adjustments to item 1.20	-	-
1.22 Cash at end of quarter	**545**	**545**

+ See chapter 19 for defined terms.

Payments to directors of the entity and associates of the directors
Payments to related entities of the entity and associates of the related entities

1.23 Aggregate amount of payments to the parties included in item 1.2	166
1.24 Aggregate amount of loans to the parties included in item 1.10	-

1.25 Explanation necessary for an understanding of the transactions

Salaries, Directors fees and consultancy fees at normal commercial rates.

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows	Nil
2.2 Details of outlays made by other entities to establish or increase their share in projects in which the reporting entity has an interest	Nil

Financing facilities available

Add notes as necessary for an understanding of the position.

	Amount available $A'000	Amount used $A'000
3.1 Loan facilities	4,500	1,250
3.2 Credit standby arrangements	Nil	Nil

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.	Current quarter $A'000	Previous quarter $A'000
5.1 Cash on hand and at bank	424	407
Deposits at call	121	121
Bank overdraft	-	-
Other - 30 day bank bills	-	2,300
Total: cash at end of quarter (item 1.22)	**545**	**2,828**

+ See chapter 19 for defined terms.

Acquisitions and Disposals

	Acquisitions *(Item 1.9(a))*	Disposals *(Item 1.10(a))*
5.1 Name of entity	Not Applicable	Not Applicable
5.2 Place of incorporation or registration		
5.3 Consideration for acquisition or disposal		
5.4 Total net assets		
5.5 Nature of business		

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act (except to the extent that information is not required because of note 2) or other standards acceptable to ASX.

2 This statement does/~~does not~~ give a true and fair view of the matters disclosed.

Sign here: Philip R. Wood Date: 31 Jan 2007
(Director/~~Company Secretary~~)

Print name: Philip R Wood

+ See chapter 19 for defined terms.

Notes

1. The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2. The definitions in, and provisions of, *AASB 1026: Statement of Cash Flows* apply to this report except for the paragraphs of the Standard set out below.

    - 6.2 - reconciliation of cash flows arising from operating activities to operating profit or loss
    - 9.2 - itemised disclosure relating to acquisitions
    - 9.4 - itemised disclosure relating to disposals
    - 12.1(a) - policy for classification of cash items
    - 12.3 - disclosure of restrictions on use of cash
    - 13.1 - comparative information

3. **Accounting Standards.** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

+ See chapter 19 for defined terms.



Rule 3.19A.2

Appendix 3Y



Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Intec Ltd
ABN	25 001 150 849

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	**Philip Ronald Wood**
Date of last notice	11 December 2006

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Shares purchased by trustees of Philip R Wood Superannuation Fund
Date of change	31 January 2007
No. of securities held prior to change	659,169 (as registered holder) 1,363, 601 (indirectly) 2,047,035 unquoted employee options (expiry date 16 Jul 2007; exercise price $0.24625) 570,263 unquoted employee options (expiry date 26 Nov 2008; exercise price $0.10) 1,014,590 unquoted employee options (expiry date 24 Feb 2010; exercise price $0.069) 1,200,000 unquoted employee options (expiry date 30 Aug 2011; exercise price $0.11)
Class – where change occurred	Ordinary shares
Number acquired	50,000 shares
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$10,500

+ See chapter 19 for defined terms.

No. of securities held after change	659,169 (as registered holder) 1,363, 601 (indirectly) 2,047,035 unquoted employee options (expiry date 16 Jul 2007; exercise price $0.24625) 570,263 unquoted employee options (expiry date 26 Nov 2008; exercise price $0.10) 1,014,590 unquoted employee options (expiry date 24 Feb 2010; exercise price $0.069) 1,200,000 unquoted employee options (expiry date 30 Aug 2011; exercise price $0.11) 50,000 (indirectly - superannuation fund)
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Shares purchased on market

Part 2 – Change of director's interests in contracts – P R Wood

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	None
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

App 3Y – 5 Feb 07 – P R Wood

Intec Ltd

ASX Code: INL
ABN 25 001 150 849

Superior and Sustainable Metals Production

Gordon Chiu Building J01
Department of Chemical Engineering
Maze Crescent
University of Sydney NSW 2006
Australia



Telephone: +612-9351-6741
Facsimile: +612-9351-7180
Email: mail@intec.com.au
Website: www.intec.com.au

7 February 2007

Companies Announcement Office
Australian Stock Exchange Limited

Dear Sir

Presentation: Australia's Newest Zinc Producer

Attached is a presentation to be given today by Philip Wood, Managing Director & Chief Executive Officer, at the 4th Australian Zinc Briefing Conference. Mr Wood is also Chairman of the Conference program today.

The presentation will also be posted on Intec Ltd's website: www.intec.com.au.

Yours faithfully
Intec Ltd

Robert J Waring
Company Secretary


Intec Ltd
Superior and Sustainable Metals Production
"Intec Ltd - Australia's Newest Zinc Producer"
Presentation to
The 4th Australian Zinc Briefing
7 February 2007
Philip R Wood
Managing Director & Chief Executive Officer


Intec Technology Portfolio
Intec Group
Intec is the World-Leader in Halide-Based Minerals Processing Technology
Applications
Copper Conc.
Zinc Ores/Conc.
Polymetallic Ores/Conc.
Environmental
EAF Dust
Zinc ferrites
Metal residues/wastes
Refractory Gold Conc.
Nickel Laterites
Nickel Conc.
Intec's corporate strategy: To acquire interests in 'stranded' projects where our technology adds value
2

Assets and Resources

Intec Group

Assets and Resources Acquired

- Hellyer Assets, acquired in January 2004
  - Intec Hellyer Mill – major strategic production asset
  - 11Mt tailings dam – >A$3 billion in-situ metals value
  - Quality exploration tenements
- Zeehan residues, acquired in October 2006
  - 460,000 tonnes – >A$270m contained metals value
- Electric Arc Furnace Dust Stockpile, acquired from Smorgon Steel in April 2006
  - 20,500 tonnes stockpile – >A$22m contained zinc value

Presentation Overview

Intec Group

1. **Corporate profile**
2. Hellyer Zinc Concentrate Project
3. Bass Metals
4. Electric Arc Furnace Dust
5. Hellyer Zinc Residues Project
6. International Expressions of Interest in IZCP

Corporate Profile

Intec Group



Intec Share Price and Trading Volumes
Trading Volume (millions)
INL Price
HZCP commences production
Announcement of HZCP
INL Share Price (A$)
INL Trading Volume (million shares)
Jan-05
Apr-05
Jul-05
Sep-05
Dec-05
Mar-06
Jun-06
Sep-06
Dec-06

Corporate Profile

Intec Group

- Shares: 555.45 million
- Options (weighted average exercise price of 12ct): 92.81 million
- Market Capitalisation (@ 19.5 cts): A$108 million
- MBL working capital facility: A$4.5 million
- Bass Metals Ltd: 18.4 % interest
- Major INL shareholders:
  - Ivanhoe Mines: 7.3%
  - Macquarie Bank: 1.4%
  - Alliance Resources: 1.3%
- 3,734 shareholders

Corporate Profile

Intec Group



Chairman: Ian W Ross, formerly Ivanhoe Group

Managing Director & CEO: Philip R Wood

Director: Kenneth J Severs, formerly Rio Tinto and Anglo

Technical Director:

A. John Moyes

Company Secretary:

Robert J Waring

Australian Zinc Briefing, 2007

Intec Group

1. Corporate profile
2. **Hellyer Zinc Concentrate Project**
3. Bass Metals
4. Electric Arc Furnace Dust
5. Hellyer Zinc Residues Project
6. International Expressions of Interest in IZCP


Hellyer Zinc Concentrate Project
Intec Group
80km road and rail access from project to port
EAFD and other zinc-bearing residues from the mainland
Burnie deepwater port
IHM demonstration plant
Hellyer Zinc Concentrate Project
Bass Metals' Que River Project
Intec Zeehan Residues
9



Hellyer Zinc Concentrate Project

Intec Group

Hellyer Tailings Resource – 11Mt

Element	Grade	Quantity	In-situ US$m*	% of metal value
Zinc	2.8 %	305,000t	943	36%
Lead	3.0 %	330,000t	546	21%
Silver	88 g/t	30,850,000 ozs	421	16%
Gold	2.6 g/t	910,000 ozs	588	23%
Copper	0.16%	17,400t	93	4%
Total			**$2,591**	**100%**

* US$ metal prices at 2 February 2007

Hellyer Zinc Concentrate Project

Intec Group

The Intec Hellyer Mill has restarted as the Hellyer Zinc Concentrate Project, a 50/50 joint venture with Polymetals (Australia's largest unlisted miner)


INTEC
HELLYER


Hellyer Zinc Concentrate Project
Intec Group
Mill
Flotation
Shore Tanks
Dredge
Bulk Zinc
Concentrate
Burnie Port


Hellyer Zinc Concentrate Project
Intec Group


Hellyer Zinc Concentrate Project
Intec Group


Hellyer Zinc Concentrate Project
Intec Group


Hellyer Zinc Concentrate Project
Intec Group
INTEC
HELLYER MILL
17


Hellyer Zinc Concentrate Project
Intec Group
Concentrate is loaded from concentrate storage bay into hoppers feeding the conveyor to Burnie wharf
18


Hellyer Zinc Concentrate Project
Intec Group
The conveyor feeds to the hold of the "M.V. Mount Rainier"


Hellyer Zinc Concentrate Project
Intec Group
First shipment loaded and departed on Tuesday, January 30
4,968 dry tonnes
(5,511 wet tonnes)
41% Zn
9% Pb
220g/t Ag
2007/01/30

Hellyer Zinc Concentrate Project

Intec Group

Commercial Terms of the Polymetals Joint Venture

- Polymetals contributed A$6m to the startup costs
- Life of the joint venture encompasses 4 years or 6Mt tailings treatment, whichever comes first
- Following which, Intec has the right to acquire Polymetals 50% interest for A$1
- Base case: 1.5Mtpa tailings throughput
- Enhanced case: 2Mtpa tailings throughput

 21

Hellyer Zinc Concentrate Project

Intec Group

Production Parameters & Off-take Arrangements

- Initial 'base case' throughput of 1.5Mtpa tailings to produce ~ 65,000tpa bulk-zinc concentrate grading:

  38-41% Zinc, 7-10% Lead & ~ 200g/t silver
- First 5,000 tonne shipment departed Burnie 30/1/2007
- Off-take contracts in place with Chinese smelters:
  - a) 20,000tpa for three years
  - b) 20,000tpa for two years
- Further 10,000tpa contract under negotiation
- Remainder of production sought by existing customers

 22

Financial Projections for HZCP 'Base Case'

- 50% JV interest @ 1.5Mtpa
- Key financial drivers: - zinc price
  - concentrate treatment charge

Zinc Price US$/lb	0.90	1.50	1.90
US$/A$	0.74	0.75	0.77
Revenue* A$m	34.5	54.5	67.0
Operating* Costs A$m	25.0	30.0	30.5
EBITDA* A$m	9.5	24.5	36.5

* For a 12 month period operating at 100% capacity. Excludes INL corporate overheads and technology expenditure

Potential Growth Initiatives

1. Increase tailings throughput to 2Mtpa
2. Utilise regional dominance of Hellyer Mill for treatment of third party ore:
   - Bass Metals' Que River Project (Ore Sales Agreement)
   - Approaches received from two other parties
3. Blend EAFD with concentrate


INTEC
HELLYER MILL

Australian Zinc Briefing, 2007

Intec Group

1. Corporate profile
2. Hellyer Zinc Concentrate Project
3. **Bass Metals**
4. Electric Arc Furnace Dust
5. Hellyer Zinc Residues Project
6. International Expressions of Interest in IZCP

 25


TENEMENT LOCATION PLAN

Intec Group

Bass Metals

Largest tenement position in one of the most mineralised geological provinces in the world

 26


Northwestern Tasmanian Opportunities: Bass Metals
Intec Group
Que River Base Metal Project
High margin mine development
Trial mining 1,000t to commence this month
Ore to be processed through the Intec Hellyer Mill
27


Northwestern Tasmanian Opportunities: Bass Metals
Intec Group
Bass Metals Share Price and Trading Volumes
Trading Volume (millions)
BSM Price
BSM Share Price (A$)
BSM Trading Volume (million shares)
Intec Ltd holds:
11.7m shares
2.25m options
Current market value A$3.5m
28


Northwestern Tasmanian Opportunities: Bass Metals
Intec Group
Bass Metals' Que River Project
472,000 tonnes
1.4% Cu
5.1% Zn
3.7% Pb
100 g/t Ag and
0.7 g/t Au
29


Australian Zinc Briefing, 2007
Intec Group
1. Corporate profile
2. Hellyer Zinc Concentrate Project
3. Bass Metals
4. Electric Arc Furnace Dust
5. Hellyer Zinc Residues Project
6. International Expressions of Interest in IZCP
30

Hellyer Strategy Development: Feedstocks

Intec Group

Electric Arc Furnace Dust

- Residue from the recycling of galvanised steel
- Estimated 3-5Mtpa produced worldwide
- Variable zinc grades (10-30%)
- Contained global zinc up to 1.5Mtpa
- Approximately half disposed directly to landfill



Hellyer Strategy Development: Feedstocks

Intec Group

Australasian EAF Dust Production

- Smorgon Steel approximately 15,000-20,000 tpa
  - Laverton (Melbourne)
  - Waratah (Newcastle)
- OneSteel approximately 7,000 tpa
  - Rooty Hill (Sydney)
- Pacific Steel 5,000 tpa
  - New Zealand (Auckland)



Hellyer Strategy Development: Feedstocks

Intec Group



EAF Dust

- Residue from galvanised steel recycling
- Average ~27% Zn (20-40%)
- 20,500t Smorgon stockpile in Melbourne
- 25,000tpa in Australia
- 3-5Mtpa globally
- Interim option for blending with bulk zinc cons from HZCP

Hellyer Strategy Development: Feedstocks

Intec Group

Signed Agreement with Smorgon Steel

- Stockpile acquired in April 2006
- Payment to Intec of A$110 per tonne, plus A$100/t for transport to Hellyer
- Currently stored at Footscray, Melbourne
- Successfully trialled at Burnie demo plant
- Zinc ingots returned to Smorgon for reuse in galvanising




Hellyer Strategy Development: Feedstocks
Intec Group
EAFD Beneficiation
Currently trialling methods to upgrade the zinc concentration for blending with Hellyer concentrate
Magnetic separation
Two streams produced:
High zinc, low iron for blending
Low zinc, high iron for further treatment
SCHENCK


Hellyer Strategy Development: Feedstocks
Intec Group
Zeehan Residues
Century-old lead smelter slags
460,000 tonnes
13.4%-Zn, 1.7%-Pb, 54g/t-Ag, 50g/t-In
A$220M in-situ metals value
90km by road from Hellyer
Acquired by Intec in October 2006

Hellyer Strategy Development: Feedstocks

Intec Group

Additional Feedstocks

- Ford zinc dust received December 2006
  - 50-55% zinc
- Victorian EPA, Tasmanian DTAE, Federal DEWR
  - Cooperating to provide solutions for metallic wastes
- Veolia
  - Discussions opened regarding potential cooperation
  - Combining Intec's metal recovery technology and operations with Veolia's customer knowledge and existing collection infrastructure

Australian Zinc Briefing, 2007

Intec Group

1. Corporate profile
2. Hellyer Zinc Concentrate Project
3. Bass Metals
4. Electric Arc Furnace Dust
5. **Hellyer Zinc Residues Project**
6. International Expressions of Interest in IZCP

Hellyer Strategy Development

Intec Group

Hellyer Residues Project

- 10,000tpa Intec Zinc Process plant
- To be located at Hellyer
- Feedstocks:
  - 5:2 ratio Zeehan residues:EAF dust
  - Other zinc bearing materials: Ford, EPA, DTAE, Veolia?
- Products
  - Depending on maximum value:cost ratio
  - Zinc metal, high-grade zinc oxide and/or zinc sulphate

Hellyer Strategy Development: Burnie Demonstration Plant

Intec Group

The Intec Hellyer Metals Demonstration Plant is being reconfigured for semi-commercial operation

- Feedstocks
  - Electric Arc Furnace Dust (EAFD)
  - Zeehan Slags
  - Other zinc-bearing residues
- Products
  - Zn metal, high-purity ZnO and/or $ZnSO_4$
- Semi-commercial operation


Hellyer Strategy Development: Burnie Demonstration Plant
Intec Group
41


Hellyer Strategy Development: Burnie Demonstration Plant
Intec Group
2006: Successful Operation of the Burnie Demonstration Plant
Steady state operation achieved on Hellyer tailings & EAFD
Zinc, lead and silver recoveries excellent
Copper and gold recoveries below specification
Zeehan Slag trial successfully completed
42


Hellyer Strategy Development: Burnie Demonstration Plant
Intec Group
Zinc cathodes from steady state campaign melted to ingot and sold to Smorgon Steel for its galvanising operations
Zinc ingot has consistently been significantly better than Prime Western Grade (PWG)


Hellyer Strategy Development: Burnie Demonstration Plant
Intec Group
44

Hellyer Strategy Development: Burnie Demonstration Plant

Intec Group

Progress from the Burnie Demonstration Plant

- Demonstration Plant report being prepared by Ammtec
- Demonstration Plant results are being incorporated into the Project Study
- As part of the study, WorleyParsons are updating:
  - Process design criteria
  - Flowsheet diagrams
  - Mass and energy balance

Australian Zinc Briefing, 2007

Intec Group

1. Corporate profile
2. Hellyer Zinc Concentrate Project
3. Bass Metals
4. Electric Arc Furnace Dust
5. Hellyer Zinc Residues Project
6. **International Expressions of Interest in IZP**

Future Developments

Intec Group

International Expressions of Interest in IZP

- Russia
  - US$2.5m feasibility study proposal
  - 100,000tpa Intec Zinc Process plant
- Bolivia
  - US$2.5m feasibility study proposal
  - 100,000tpa Intec Zinc Process plant
- Iran
  - US$1.5m feasibility study proposal
  - 40,000tpa Intec Zinc Process plant

ABN 25 001 150 849 47


Contact Intec Ltd
Intec Group
Philip R Wood
Managing Director & CEO
Email: philip@intec.com.au
Intec Ltd
Gordon Chiu Building J01
Department of Chemical Engineering
Maze Crescent, University of Sydney
NSW 2006 AUSTRALIA
Tel: +61-2-9351-6741
Fax: +61-2-9351-7180
Web: www.intec.com.au
ABN 25 001 150 849
48



ABN 25 001 150 849

Superior and Sustainable Metals Production

Gordon Chiu Building J01
Department of Chemical Engineering
Maze Crescent
University of Sydney NSW 2006
Australia

Phone: 02-9351-6741
Fax: 02-9351-7180
Email: mail@intec.com.au
Website: www.intec.com.au
ASX code: INL

Companies Announcements Office
Australian Stock Exchange

14 February 2007

Hellyer Zinc Concentrate Project (HZCP): First Payment Schedule

Intec Ltd (ASX code: INL, or the Company) confirms that payment in the amount of US$1.86 million is scheduled to be received on 21 February 2007 into the Company's bank account in respect of 90% of the provisional value of its shipment of bulk zinc concentrate that left the Port of Burnie on January 30, 2007. This payment represents Intec's 50% share of the HZCP revenue after deduction of smelter treatment terms.

Further analysis of the shipment of 4,968 dry tonnes (5,511 wet tonnes) has shown that the grade of the bulk zinc concentrate was higher than previous estimates. Using a more accurate 'wet' analysis method than that applied onstream during processing at the Intec Hellyer Mill, it was found that the shipment contained an average grade of 41% Zn, 9% Pb and 210g/t Ag.

There will have been a slight payment delay due to the requirement to conform shipping documentation with the favourable revised assay.

Production from the Hellyer Zinc Concentrate Project (HZCP) continues at the annual rate of ~63,000 tonnes per annum. Two-thirds of this production is currently sold under long-term formula-based contracts to two Chinese smelters, with the uncontracted production also sought by the existing customers and others.

Intec is currently putting in place a long-term working capital/hedging facility with Macquarie Bank, though at present none of the bulk zinc concentrate production from the HZCP is hedged.

Yours faithfully,
Intec Ltd

Philip R Wood
Managing Director & Chief Executive Officer





ABN 25 001 150 849

Superior and Sustainable Metals Production

Gordon Chiu Building J01
Department of Chemical Engineering
Maze Crescent
University of Sydney NSW 2006
Australia

Phone: 02-9351-6741
Fax: 02-9351-7180
Email: mail@intec.com.au
Website: www.intec.com.au
ASX code: INL

Companies Announcements Office
Australian Stock Exchange

14 February 2007

Hellyer Zinc Concentrate Project (HZCP): Bass Metals Announcement

Intec Ltd (ASX code: INL) advises shareholders of the attached announcement by Intec's 18.4%-owned exploration partner in northwestern Tasmania, Bass Metals Ltd (ASX code: BSM).

Yours faithfully,
Intec Ltd

Philip R Wood
Managing Director & Chief Executive Officer





BASS METALS LTD

ABN 31 109 933 995

14 February 2007

The Manager Companies
Australian Stock Exchange
20 Bridge Street
Sydney NSW 2000

Dear Sir

TRIAL MINING STARTS AT QUE RIVER

The trial mining phase of the Que River mine development has commenced.

The Company, in association with its alliance partner Mancala Mining Pty Ltd plans to excavate, crush and haul a bulk sample of approximately 2,000 tonnes grading 16.5% zinc, 7% lead and 2 oz./t silver 4km to the Hellyer Mill for a test processing trial. The Hellyer Zinc Concentrate Project joint venture between Intec Ltd, Bass Metal's major shareholder and private miner, Polymetals Group have signed an Ore Sales Letter of Intent with Bass Metals. The technical results of the trial, if successful, will be incorporated into a final binding Ore Sales Agreement.

Full scale open pit mining at Que River will then commence as soon as practical subject to the successful completion of the trial mining programme and receipt of Tasmanian Government approvals. Final approval for the full scale mine development is anticipated in late February 2007; no objections were lodged to the development application and draft operating conditions received from the Government are consistent with the Company's expectations and operating plans.

Suite 5/2 Richardson Street WEST PERTH WA 6005
PO Box 1330 WEST PERTH WA 6872
Telephone (08) 9322 8044 Facsimile (08) 9481 2846
www.bassmetals.com.au

Following the trial mining-processing phase the Company looks forward to testing the significant upside potential at Que River as indicated by;

1. The financial models used to evaluate the project assume that only zinc, lead and silver contribute to the revenue stream with possible copper and gold revenue streams still to be fully evaluated. Investigations to optimising the Hellyer circuit to recover gold and copper are on-going.
2. Stage 1 is considered the first of 4-stage potential mining development which could generate a 3 to 5 year mine life at Que River with significant further exploration upside.
3. Untested exploration targets remain at Que River, for example untested geophysical targets beneath S-Lens which may represent new lens positions.

I look forward to keeping you posted on these developments as well as on the Company's other exploration activities in Tasmania

Yours Sincerely

Mike Rosenstreich
Managing Director



ABN 25 001 150 849

Superior and Sustainable Metals Production

Gordon Chiu Building J01
Department of Chemical Engineering
Maze Crescent
University of Sydney NSW 2006
Australia

Phone: 02-9351-6741
Fax: 02-9351-7180
Email. mail@intec.com.au
Website: www.intec.com.au
ASX code: INL

Companies Announcements Office
Australian Stock Exchange

16 February 2007

Hellyer Zinc Concentrate Project (HZCP): Bass Metals Announcement

Intec Ltd (ASX code: INL) advises shareholders of the attached announcement by Bass Metals Ltd (ASX code: BSM) in relation to new high-grade copper and zinc targets identified nearby to the Intec Hellyer Mill. BSM is owned 18.4% by INL.

Yours faithfully,
Intec Ltd

Philip R Wood
Managing Director & Chief Executive Officer







BASS METALS LTD
ABN 31 109 933 995

16 February 2007

The Manager Companies
Australian Stock Exchange
20 Bridge Street
Sydney NSW 2000

Dear Sir

HELLYER HIGH GRADE TARGETS

Bass Metals Ltd is pleased to provide an introduction to new high-grade copper and zinc targets identified from historic drilling around the Hellyer deposit.

EXECUTIVE SUMMARY

- The Hellyer deposit is a world class, high grade zinc-lead-silver-copper-gold deposit mined from 1986 until closure in 2000, 100% owned by Bass Metals.
- Bass Metals has outlined new targets and mineral resource potential in the immediate vicinity of the deposit and underground workings.
- **High-grade copper target *"Southern Feeder Zone"*** indicated by historic diamond drill hole intercepts such as:
  - ✓ 3.9m at 4.9% Cu & 40 g/t Ag
  - ✓ 4.0m at 12.9% Cu & 70 g/t Ag
- **Copper-lead-zinc-silver target *"Central Feeder Zone"*** indicated by historic diamond drill hole intercepts such as:
  - ✓ 44.3m at 1.7% Cu, 5.4% Pb, 3.3% Zn and 101 g/t Ag (HL237)
  - ✓ 39.2m at 1.8% Pb, 3.2% Zn & 23g/t Ag
  - ✓ 5.0m at 3.5% Cu, 4.1%Pb 4.9% Zn & 280 g/t Ag
  - ✓ 5.0m at 6.1% Cu, 1.5% Pb, 2.6% Zn & 56 g/t Ag
  - ✓ 3.0m at 1.4% Cu, 4.3% Pb, 6.7% Zn & 100 g/t Ag
- **Zinc-gold-barite target *"Southern Barite Lens"*** indicated by historic diamond drill hole intercepts such as:
  - ✓ 4.7m at 0.4% Cu, 6.3% Pb, 9.3% Zn, 420 g/t Ag & 5.4 g/t Au
  - ✓ 6.2m at 1.1% Cu, 10.7% Pb, 24% Zn, 156 g/t Ag & 2 g/t Au
- Remnant resource potential estimated at approximately 0.6 to 0.7Mt at 8% Zn, 5% Pb, 108 g/t Ag and 2 g/t Ag based on historic resource block model.
- The Company is revising its business plan to ensure that there is sufficient capacity to build up the base-metal resource inventory as well as fulfilling its core objective of making a major discovery.

The Hellyer Mine Project

History

The Hellyer Mine Project (HMP) is a new initiative by the Company to identify "near-term" mining opportunities in and around the historic Hellyer Mine. With the commencement of trial mining at Que River, 4km south of the Hellyer deposit earlier this week, the Directors consider it is important to rapidly build–up the Mineral Resource inventory by following up on targets remaining from the Western Metals/Aberfoyle Hellyer mine operation which closed in 2000. .

Suite 5/2 Richardson Street WEST PERTH WA 6005
PO Box 1330 WEST PERTH WA 6872
Telephone (08) 9322 8044 Facsimile (08) 9481 2846
www.bassmetals.com.au

Hellyer is a world class scale deposit with a published pre-mining Mineral Resource of 16.9Mt grading 13.8% zinc, 7.2% lead, 0.4% copper, 167g/t silver and 2.5g/t gold. The deposit was mined between 1986 and 2000 as a large scale underground mine with production peaking at around 1.5Mtpa with ore treated at the Hellyer flotation concentrator plant now owned by Intec Ltd and being utilised to re-process the Hellyer tailings. The large scale of the Hellyer mine operation, the style of mineralisation and the major improvement in metal prices creates significant opportunities for Bass Metals to increase its resource inventory and possibly its production profile in the near to medium term.

The Opportunity

The USD, cash price for zinc and copper for the major portion of the historic Hellyer mine operations was US$1,184/t (US$0.54/lb) and US$1,097/t (US$0.50/lb) respectively. Today, the zinc and copper USD cash prices are US$3,270 (US$1.48/lb) and US$5,705 (US$2.59/lb) – creating opportunities to follow-up on resources and intercepts not considered attractive when the mine was in operation. These opportunities include (refer Figures 1 & 2):

1. Southern Feeder Zone (SFZ)

This target area refers to a large area of stockwork style sulphide veins containing high grade copper mineralisation, representing a feeder zone beneath the main Hellyer massive sulphide deposit and mine workings. The Company plans to follow-up better intercepts from historic drilling which include:

- 4.0m at 12.9% Cu & 70 g/t Ag
- 3.9m at 4.9% Cu & 40 g/t Ag (

2. Central Feeder Zone (CFZ)

The CFZ is an extensive target comprising both copper rich and zinc rich sulphide veins in a stockwork beneath the central portion of the Hellyer deposit and mine workings. Better intercepts warranting follow-up include:

- 44.3m at 1.7% Cu, 5.4% Pb, 3.3% Zn and 101 g/t Ag
- 39.2m at 1.8% Pb, 3.2% Zn & 23g/t Ag
- 5.0m at 3.5% Cu, 4.1% Pb, 4.9% Zn & 280g/t Ag
- 5.0m at 6.1% Cu, 1.5% Pb, 2.6% Zn & 56g/t Ag
- 3.0m at 1.4% Cu, 4.3% Pb, 6.7% Zn & 100 g/t Ag

3. Southern Barite lens

The Southern Barite lens lies immediately to the south of Hellyer deposit, offset by a fault. It represents a large mineralised target; 400m x 150m wide and extending over a vertical depth of 100m to 250m from surface. It is dominantly barite, potentially similar to the Company's Mt Charter deposit, and the barite component represents additional potential value. The lens has sparse drilling – but positive indications of resource potential such as better intercepts from historic drill holes of:

- 4.7m at 0.4% Cu, 6.3% Pb, 9.3% Zn, 420g/t Ag & 5.4 g/t Au
- 6.2m at 1.1% Cu, 10.7% Pb, 24% Zn, 156g/t g & 2.6 g/t Au

4. Remnant Mineralisation

The Company has estimated a potential remnant Mineral Resource of between 0.6 to 0.7Mt at grades of around 8% zinc, 5% lead, 100g/t silver and 2 g/t gold occurring in the immediate vicinity of the Hellyer mine workings. This estimate range is based on the historic "end of mine" resource block model and assumed mined voids. This resource potential will be reviewed with more detailed survey data and updated resource models prior to undertaking preliminary mine scoping studies. The Company has identified several areas with mineral resource potential which are also summarised in figure 1.

Commentary

The HMP represents a substantial undertaking in terms of people and funding, which the Company has to date largely deferred in favour of the higher priority development of the more accessible Que River mining operation. Bass Metal's geologists have identified several exciting new targets

and potential resources within the HMP which could significantly boost the Company's base metal resource inventory and ultimately its production profile.

The Company is keen to implement an aggressive programme to evaluate not just the HMP and Que River but also its resources and advanced high grade base metal targets at Magnet, Farrell and Oonah; all potentially within trucking distance of the Hellyer Mill.

An accelerated base metal strategy is an exciting initiative with obvious potential – however it is important to place that work in context with the Company's core business objective of finding new large mineral deposits, "*an elephant*" in the richly mineralised NW region of Tasmania, "*real elephant country*". To this end, as well as commencing the Que River trial mining programme the Company continues to have 2 rigs drilling new prospective targets; one as part of the regional Hellyer exploration alliance with Zinifex Limited and the second will shortly finish at Que River and commence drill testing a lead-zinc in soil anomaly at the Bonds Range EL, a joint venture with Adamus Resources Ltd.

To meet the additional requirements of the HMP and maintain the current highly active work programme Bass Metals is recruiting additional geologists and field staff and assessing its funding requirements on top of the current Que River mine and exploration working capital commitments. I look forward to presenting further details on the HMP and the Que River Mine development to ASX and in the near term at the RIU Explorer's Conference in Fremantle next week.

Yours Sincerely

Mike Rosenstreich
Managing Director

The information within this report that relates to exploration results is based on information compiled by Mr Mike Rosenstreich who is a full time employee of the Company and is a Member of The Australasian Institute of Mining and Metallurgy. He has sufficient experience relevant to the styles of mineralisation and types of deposits under consideration and to the activities currently being undertaken to qualify as a Competent Person as defined in the 2004 edition of the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves and consents to the inclusion of this information in the form and context in which it appears in this report.

Figure 1: Hellyer Deposit Plan Projection highlighting targets and potential remnant resource areas.


5400E
10000N
10100N
10200N
10300N
10400N
10500N
10600N
10700N
10800N
10900N
11000N
11100N
11200N
SOUTH
NOR
5500E
5600E
5700E
5800E
5900E
Easy Street Fault
HL666 - 6.2m@ 1.1%Cu, 10.7%Pb, 24.0%Zn, 156g/tAg, 2.6g/tAu
HL789 - 4.7m@ 0.4%Cu, 6.3%Pb, 9.3%Zn, 420g/tAg, 5.4g/tAu
Southern Feeder (SFZ)
Hellyer - West Block (mined)
Potential for small massive sulphide lens within hangingwall adjacent to HL69A on 11150N
HL340 -4.6m@ 0.3%Cu, 7.7%Pb, 15.1%Zn, 288g/tAg, 5.2g/tAu
HL329 -7.0m@ 0.7%Cu, 7.7%Pb, 14.5%Zn, 643g/tAg, 9.2g/tAu
Hellyer - East Block (mined)
Jack Fault
LEGEND
Hellyer orebody remnant (based on most recent block model)
Hellyer orebody intercept
Stringer zone intercept >3% Pb+Zn
Cu rich stringer vein intercept
Massive Barite intercept
(Note: Intercepts are length weighted and adjusted within remnants to reflect remaining mineralisation, HL=drillhole, HD=channel sample)
HL378 -35.1m@ 0.5%Cu, 1.5%Pb, 4.2%Zn, 44g/tAg, 1.0g/tAu
HL209 -33.6m@ 0.5%Cu, 1.5%Pb, 2.1%Zn, 57g/tAg, 1.1g/tAu
HL208 -31.1m@ 0.5%Cu, 1.3%Pb, 4.6%Zn, 50g/tAg, 0.9g/tAu
Central Feeder (CFZ)
HL843 -9.7m@ 0.2%Cu, 9.7%Pb, 17.2%Zn, 168g/tAg, 2.2g/tAu
0 50m 100m 150m 200m
SCALE
Hellyer VHMS Orebody
Plan Projection
Showing Major Remnants and Potential Target Are
(with selected intersection composites)

Figure 2: Hellyer Deposit Long Section Projection highlighting targets and potential remnant resource areas.


10000N
10100N
10200N
10300N
10400N
10500N
10600N
10700N
10800N
10900N
11000N
11100N
11200N
700RL
SOUTH
NORTH
Surface
600RL
500RL
400RL
300RL
HL547-4.15m@0.7%Cu, 6.9%Pb, 10.6%Zn, 50g/tAg,1.5g/tAu
HL618-19.4m@0.2%Cu, 5.1%Pb, 10.9%Zn, 166g/tAg,2.9g/tAu
HL627 -13.5m@ 0.1%Cu, 4.6%Pb, 7.4%Zn, 130g/tAg,2.5g/tAu
HL778 -21.4m@ 0.1%Cu, 1.2%Pb, 2.1%Zn, 48g/tAg, 2.2g/tAu, 42%Ba
HL781 -14.6m@ 0.1%Cu, 1.1%Pb, 2.0%Zn, 76g/tAg, 2.6g/tAu, 40%Ba
Southern Barite Lens
Southern Barite Lens (unmined)
Hellyer - West Block (mined)
Hellyer - East Block (mined)
Potential for small massive sulphide lens within hangingwall adjacent to HL69A on 11150N
HL006 -3.9m (3.5mHW) @ 4.9%Cu, 40g/tAg
HL029 -4.0m (1.5mHW) @ 12.9%Cu, 70g/tAg
SFZ
CFZ
High grade Cu stringer vein potential in Southern and Central Feeders
Cu-Pb-Zn vein-stockwork potential in Central Feeder
HD114L -5.0m (5.0mHW) @ 6.1%Cu, 1.5%Pb, 2.6%Zn, 56g/tAg
HD110L -5.0m (5.0mHW) @ 3.5%Cu, 4.1%Pb, 4.9%Zn, 280g/tAg
HL015 -3.0m (2.5mHW) @ 1.4%Cu, 4.3%Pb, 6.7%Zn, 100g/tAg
HL243 -23.2m @ 3.0%Pb, 4.1%Zn, 20g/tAg
HL334 -39.2m @ 1.8%Pb, 3.2%Zn, 23g/tAg
HL237 -44.3m @ 1.7%Cu, 5.4%Pb, 3.3%Zn, 101g/tAg
HL069A - 1.9m @ 0.2%Cu, 12.3%Pb, 15.8%Zn, 321g/tAg, 1.2g/tAu
LEGEND
Hellyer orebody remnant (based on most recent block model)
Hellyer orebody intercept
Stringer zone intercept >3% Pb+Zn
Cu rich stringer vein intercept
Massive Barite intercept
(Note: Intercepts are length weighted and adjusted within remnants to reflect remaining mineralisation, HL=drillhole, HD=channel sample)
0 50m 100m 150m 200m
SCALE
Hellyer VHMS Orebody - Long Projection
Showing Major Remnants and Potential Target Areas
(with selected intersection composites)

Suite 5/2 Richardson Street WEST PERTH WA 6005
PO Box 1330 WEST PERTH WA 6872
Telephone (08) 9322 8044 Facsimile (08) 9481 2846
www.bassmetals.com.au



Gordon Chiu Building J01
Department of Chemical Engineering
Maze Crescent
University of Sydney NSW 2006
Australia

Phone: 02-9351-6741
Fax: 02-9351-7180
Email: mail@intec.com.au
Website: www.intec.com.au
ASX code: INL

Companies Announcements Office
Australian Stock Exchange

21 February 2007

BSM Presentation at RIU Explorers Conference

Intec Ltd (ASX code: INL) advises shareholders of the attached announcement by its 18.4%-owned exploration partner Bass Metals Ltd (ASX code: BSM) concerning BSM's presentation today at the RIU Explorers Conference being held in Fremantle WA.

Yours faithfully,
Intec Ltd

Philip R Wood
Managing Director & Chief Executive Officer



21 February 2007

The Manager Companies
Australian Stock Exchange
20 Bridge Street
Sydney NSW 2000

Dear Sir

RIU EXPLORERS CONFERENCE

Please find attached the Company's presentation to the RIU Explorers Conference being held in Fremantle, WA.

The Conference theme is *New Floats, New Finds & New Mines*. This presentation stays very much on theme focussing on Bass Metal's mining developments at its high-grade Zn-Pb-Cu-Ag-Au discoveries at Que River and it resource targets and growth plans around the Hellyer deposit.

The presentation does contain some new updates on the Que River trial mining programme which is progressing very well.

Yours Sincerely

Mike Rosenstreich
Managing Director

Suite 5/2 Richardson Street WEST PERTH WA 6005
PO Box 1330 WEST PERTH WA 6872
Telephone (08) 9322 8044 Facsimile (08) 9481 2846
www.bassmetals.com.au

Presentation to the

RIU Explorers Conference

By Mike Rosenstreich
Managing Director

February 2007

Disclaimer

- Statements contained in this material, particularly those regarding possible or assumed future performance, costs, dividends, production levels or rates, prices, reserves or potential growth of Bass Metals Ltd, industry growth or other trend projections are, or may be, forward-looking statements. Such statements relate to future events and expectations and, as such, involve known and unknown risks and uncertainties. Actual results and developments may differ materially from those expressed or implied by these forward looking statements depending on a variety of factors.

- Nothing in this presentation should be construed as either an offer to sell or a solicitation of an offer to buy or sell shares in any jurisdiction.

Bass Metals – Business Strategy 2007

Discovery Company - our business is mineral discoveries through exploration & acquisition

1. Explore for new deposits – grass roots & target generation (ZFX JV & regionally)
2. **Mine development & production at Que River (Pb-Zn-Ag (+Cu, Au) project.**
3. **Build base metal resource inventory – QR deeps, Hellyer extensional targets, Farrell, Magnet & Oonah.**
4. Build gold inventory from current 380k oz (Au Eq) at Mt Charter at MC extensions, Sterling Valley, Mt Selina, and QR.

Que River Project

- Mined from 1978-91.
- Hellyer discovered in 1984 by same operator. BSM is the first new explorer since early 70's
- Numerous remnant resources and targets.
- Initial focus is on shallow, high grade zones for open pits.
- Potential for a significant mining project with minimal CapEx.

Nico Lens
102kt at 9%Zn, 5%Pb, 5oz/t Ag & 0.9g/t Au

S-Lens
400kt at 1.9% Cu, 1.4% Pb, 3.7% Zn 62 g/t Ag 0.3 g/t Au

PQ-South
46kt at 9%Pb, 17% Zn, 231 g/t Ag 5.7 g/t Au

Que River

Stage 1 Mine
Plan site lay-out

- Access roads
- Power
- Water
  Settlement dam
- Planned
  pits/dumps
- Haulage road-
  4km

Ore Sales to Hellyer JV – LOI signed Trial Proceeding

- Closer haulage distance (4km) & greater operation flexibility.
- Positive metallurgical results for Que River ore through the Hellyer Plant
- Base Case = Pb-Zn-Ag to Hellyer Zn Conc.
- Optimisations include flotation recovery of Au, & Cu.
- Hellyer-large plant, well run offering flexibility and capacity.

Que River –Stage 1 financial parameters

	Scenario 1	Scenario 2
Metal Price Assumptions	US$	US$
Zinc price (US$t)	3,000/t	3,600/t
Lead price (US$/t)	970/t	1,605/t
Silver price (US$/oz.	10.0/oz	12.50/oz
FX rate	0.75	0.76
Est. Financial Outcomes	A$M	A$M
BSM-Mancala Gross Revenue	$26.3	$30.4
Less:		
Capital Expenditure	$1.1	$1.1
Operating Costs	$17.3	$17.3
Net Revenue	7.9	12.0

Que River Mine development – stage 1 plan

PQ Pit

Test Pit

S-Lens
Nth Pit

Completion of Stage 1 Mining phase

Que River Project – Good upside & an exciting future

60m

Planned Pit floor

16m at 20%Zn, 12%Pb,
10oz/t Ag & 7.9g/t Au

Historic drilling

19.4m at 25%Zn, 9%Pb,
11oz/t Ag & 11g/t Au

(BSM drill hole)

17.8m at 20%Zn, 10%Pb,
12oz/t Ag & 7.4g/t Au

(BSM drill hole)

Que River Project – An exciting future

- Stages 2-3 (under evaluation) include Nico Lens, S-lens South, P North & QR32 as possible open pits.
- Stage 4 contemplates underground access to S-lens Deeps, remnant and new ore lenses in near vicinity to main PQ Lens.
- Further potential – e.g. existing geophysical anomaly beneath S-lens with anomalous Cu intersected to the south.
- 1st explorer since mine closed.

And so it begins……

Final approvals – late February

Trial completion - March

Off to a good start

Ideal dry weather to clear top clay layer.

Unexpected high grade zinc rich lens

Hellyer Mine Project – New Targets & Resources

Que River Mining Area

Near surface

Hellyer Plant Site

Hellyer Deposit trend

Hellyer Mine Portal

Plunging deeper to the North

Hellyer- world class high grade VHMS deposit

Pre-mining Mineral Resource

17Mt at 14% Zn, 7% Pb, 0.4% Cu, 5oz./t Ag & 2.5g/t Au

Hellyer Mine project

800m

500m

Large-scale deposit – mined from 1986 to 2000, at up to 1.5mtpa

Hellyer Mine project – copper targets


SFZ

4.0m at 13% Cu & 70 g/t Ag
3.9m at 5% Cu & 40 g/t Ag

High grade copper targets – SFZ

1988 to 2000 average copper price c. US$2,200/t (US$1.0/lb)

Today copper price c. US$5,700/t (US$2.60/lb)

Hellyer Mine project – Cu-Zn-Pb targets

- 44m at 1.7% Cu, 5% Pb, 3% Zn & 3oz./t Ag
- 5m at 3.5% Cu, 4% Pb, 5% Zn & 7oz./t Ag
- 5m at 6.1% Cu, 2% Pb, 3% Zn & 2oz./t Ag

CFZ

Copper-Lead-Zinc target – CFZ

1988 to 2000 average zinc price c. US$1,184/t (US$0.54/lb)

Today zinc price c. US$3,270/t (US$1.48/lb)

Hellyer Mine project – Cu-Zn-Pb-Au targets (Ba?)

5m at 0.4% Cu, 6% Pb, 9% Zn, 13oz./t Ag & 5.4 g/t Au
6m at 1.1% Cu, 11% Pb, 24% Zn, 5oz./t Ag & 2.6 g/t Au

Barite- Copper-Lead-Zinc-Gold target – Sth Barite Lens

Large scale target from 100 to 250m depth and sparsely drilled

Potential for smaller scale high grade Zn lenses & barite value needs further work.

Hellyer Mine project – Remnant Resource Potential

6 remnant areas identified with Mineral resource potential of 0.6 to 0.7Mt at @ 8% Zn, 5% Pb, 3oz./t Ag and 2 g/t Au.

Hellyer Mine Project - Summary

- High grade copper targets – SFZ.
- Zn-Pb-Ag stockwork targets – CFZ.
- Zn-Pb-Ag-Au (Ba) target - Southern barite lens.
- Remnant Resource potential - 0.6-0.7Mt at 8% zinc.
- Opportunity for Bass Metals because
  - new price environment
  - smaller scale operation
  - New exploration “eyes”
- Aim to build up base metal resource inventory and near to medium term production profile.

Regional Targets –activity focus for 1st half of 2007.

Bonds Range

Pb-Zn-Cu target.

Drilling starts next week

Mt Selina

Pb-Zn & Au targets

Surface sampling/geol mapping

Drilling

Regional Targets –activity focus for 1st half of 2007.

Magnet Mine

Pb-Zn-Ag target

Surface work

Drilling

Heazlewood

Ni & PGE potential

Surface sampling/geol mapping

North Rosebery

Zn-Pb-Cu-Ag-Au target

Surface sampling +mapping

Drilling

Developing Mines

Actively exploring for "Elephants"



ABN 25 001 150 849

Superior and Sustainable Metals Production

Gordon Chiu Building J01
Department of Chemical Engineering
Maze Crescent
University of Sydney NSW 2006
Australia

Phone: 02-9351-6741
Fax: 02-9351-7180
Email: mail@intec.com.au
Website: www.intec.com.au
ASX code: INL

Companies Announcements Office
Australian Stock Exchange

23 February 2007

Substantial Shareholder Notice for Jervois Mining Limited

Intec Ltd (ASX code: INL) today lodged the attached Notice of Initial Substantial Holder announcement (Form 603) in relation to Jervois Mining Limited (ASX code: JRV) as at 21 February 2007. Since that date, INL has acquired 50,301,763 further JRV ordinary shares on-market and also holds 107,200,000 options to purchase JRV shares at 1.0 cent each prior to 30 November 2007. Therefore, INL presently beneficially owns 197,407,783 shares and 107,200,000 options representing 14.56% of JRV on a fully diluted basis at an average entry price of approximately 1.16 cents.

Intec considers that its own existing demonstration plant, strong future cashflows and proven technology and project development capabilities could accelerate development of JRV's Young and Nyngan nickel laterite resources.

Intec looks forward to productive discussions shortly with the Board and Management of JRV in order to progress mutually beneficial outcomes for the two companies and their shareholders, and will provide an update shortly thereafter.

Yours faithfully,
Intec Ltd

Philip R Wood
Managing Director & Chief Executive Officer



Form 603

Corporations Act 2001
Section 671B

Notice of initial substantial holder

To Company Name/Scheme	Jervois Mining Limited (ASX code: JRV)
ACN/ARSN	007 626 575

1. Details of substantial holder (1)

Name	Intec Ltd (ASX code: INL)
ACN/ARSN (if applicable)	001 150 849

The holder became a substantial holder on 21/02/07

2. Details of voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in on the date the substantial holder became a substantial holder are as follows:

Class of securities (4)	Number of securities	Person's votes (5)	Voting power (6)
Ordinary	147,106,020	147,106,020	8.78%

3. Details of relevant interests

The nature of the relevant interest the substantial holder or an associate had in the following voting securities on the date the substantial holder became a substantial holder are as follows:

Holder of relevant interest	Nature of relevant interest (7)	Class and number of securities
Intec Ltd	Beneficial owner	51,070,429 ordinary
Intec Ltd	Beneficial owner	96,035,591 ordinary

4. Details of present registered holders

The persons registered as holders of the securities referred to in paragraph 3 above are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Class and number of securities
Intec Ltd	Merrill Lynch (Australia) Nominees Pty Ltd	Intec Ltd	51,070,429 ordinary
Intec Ltd	Statton Nominees Pty Ltd	Intec Ltd	96,035,591 ordinary

5. Consideration

The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the four months prior to the day that the substantial holder became a substantial holder is as follows:

Holder of relevant interest	Date of acquisition	Consideration (9)		Class and number of securities
		Cash	Non-cash	
Intec Ltd	Refer to Annexure A			

6. Associates

The reasons the persons named in paragraph 3 above are associates of the substantial holder are as follows:

Name and ACN/ARSN (if applicable)	Nature of association

7. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Refer to Annexure B	

Signature

print name	Philip R Wood	capacity	Managing Director & CEO, Intec Ltd
sign here	Philip R. Wood	date	23/02/07

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 7 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The total number of votes attached to all the voting shares in the company or voting interests in the scheme (if any) that the person or an associate has a relevant interest in.

(6) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(7) Include details of:

(a) any relevant agreement or other circumstances by which the relevant interest was acquired. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown".

(9) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

Annexure A – Intec Ltd

5. Consideration

Relevant interest in Jervois Mining Ltd

Date of change	Person whose relevant interest changed	Nature of change	Consideration in relation to change	Number of securities	Class
21-Sep-06	Intec Ltd	On market	$21,340.00	1,940,000	Ordinary
25-Sep-06	Intec Ltd	On market	$660.00	60,000	Ordinary
26-Sep-06	Intec Ltd	On market	$167,482.85	12,883,296	Ordinary
28-Sep-06	Intec Ltd	On market	$40,517.15	3,116,704	Ordinary
2-Nov-06	Intec Ltd	On market	$10,000.00	1,000,000	Ordinary
21-Nov-06	Intec Ltd	Rights issue entitlement	$72,000.00	7,200,000	Ordinary
22-Nov-07	Intec Ltd	On market	$2,641.25	264,125	Ordinary
23-Nov-07	Intec Ltd	On market	$15,600.00	1,560,000	Ordinary
24-Nov-06	Intec Ltd	On market	$6,786.16	678,616	Ordinary
29-Nov-06	Intec Ltd	On market	$20,064.42	2,006,442	Ordinary
1-Dec-06	Intec Ltd	On market	$488.17	48,817	Ordinary
1-Dec-06	Intec Ltd	On market	$4,420.00	442,000	Ordinary
4-Dec-06	Intec Ltd	On market	$4,290.16	429,016	Ordinary
7-Dec-06	Intec Ltd	On market	$3,950.01	395,001	Ordinary
8-Dec-06	Intec Ltd	On market	$750.00	75,000	Ordinary
11-Dec-06	Intec Ltd	On market	$30,654.28	3,065,428	Ordinary
12-Dec-06	Intec Ltd	On market	$1,217.24	121,724	Ordinary
13-Dec-06	Intec Ltd	On market	$9,138.31	913,831	Ordinary
22-Jan-07	Intec Ltd	Rights issue shortfall	$300,000.00	30,000,000	Ordinary
22-Jan-07	Intec Ltd	On market	-$195,000.00	-15,000,000	Ordinary
22-Jan-07	Intec Ltd	On market	-$75,000.00	-5,000,000	Ordinary
22-Jan-07	Intec Ltd	On market	-$39,294.29	-2,455,893	Ordinary
22-Jan-07	Intec Ltd	On market	-$133,356.15	-9,525,439	Ordinary
22-Jan-07	Intec Ltd	On market	-$80,000.00	-5,000,000	Ordinary
23-Jan-07	Intec Ltd	On market	-$6,643.85	-474,561	Ordinary
29-Jan-07	Intec Ltd	On market	$63,453.88	4,532,420	Ordinary
30-Jan-07	Intec Ltd	On market	$34,546.12	2,467,580	Ordinary
31-Jan-07	Intec Ltd	On market	$105,000.00	7,000,000	Ordinary
1-Feb-07	Intec Ltd	On market	$105,000.00	7,000,000	Ordinary
2-Feb-07	Intec Ltd	On market	$84,000.00	6,000,000	Ordinary
7-Feb-07	Intec Ltd	On market	$28,000.00	2,000,000	Ordinary
16-Feb-07	Intec Ltd	On market	$28,986.01	2,070,429	Ordinary
21-Feb-07	Intec Ltd	On market	$259,372.26	17,291,484	Ordinary
21-Feb-07	Intec Ltd	Rights issue shortfall	$200,000.00	20,000,000	Ordinary
21-Feb-07	Intec Ltd	Rights issue shortfall	$500,000.00	50,000,000	Ordinary

Philip R. Wood

Signed 23 February 2007
Philip R Wood
Managing Director & CEO, Intec Ltd

Annexure B – Intec Ltd

Relevant interest in Jervois Mining Ltd

7. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Intec Ltd	Gordon Chiu Building, J01 Maze Crescent Department of Chemical Engineering University of Sydney NSW 2006
Merrill Lynch (Australia) Nominees Pty Ltd	Level 19, 120 Collins Street Melbourne VIC 3000
Statton Nominees Pty Ltd	Level 18, 9 Hunter Street Sydney NSW 2000 PO Box H127 Australia Square NSW 1215

Philip R. Wood

Signed 23 February 2007
Philip R Wood
Managing Director & CEO, Intec Ltd

A.B.N. 52 007 626 575



26 February 2007

Australian Stock Exchange Limited
Exchange Centre
Level 10
20 Bond Street
SYDNEY NSW 2000

ASX ANNOUNCEMENT

Substantial Shareholder Notice

The company received a Notice of Initial Substantial Holder from Intec Ltd (INL) which states that INL presently beneficially owns 197,407,783 shares and 107,200,000 options representing 14.56% on a fully diluted basis.

INL has requested a meeting with the Board of Jervois Mining Limited (JRV) at some stage "to progress mutually beneficial outcomes for both companies and their shareholders". The Board of Jervois has no information on this proposal and therefore cannot assess the worth or otherwise of any such proposal.

By Order of the Board,

DUNCAN C. PURSELL
MANAGING DIRECTOR

LEVEL 20, 114 WILLIAM STREET, MELBOURNE, VICTORIA 3000
Telephone: (03) 9670 3766 Facsimile: (03) 9670 3691 Email: jervois@bigpond.com
www.jervoismining.com.au

Form 604

Corporations Act 2001
Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme: Jervois Mining Limited (ASX code: JRV)

ACN/ARSN: 007 626 575

1. Details of substantial holder (1)

Name: Intec Ltd (ASX code: INL)

ACN/ARSN (if applicable): 001 150 849

There was a change in the interests of the substantial holder on: 22/02/2007

The previous notice was given to the company on: 23/02/2007

The previous notice was dated: 23/02/2007

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
Ordinary	147,106,020	8.78%	197,407,783	11.78%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
	Please see Annexure A				

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
Intec Ltd	Merrill Lynch (Australia) Nominees Pty Ltd	Intec Ltd		66,070,429	3.94%
Intec Ltd	Statton Nominees Pty Ltd	Intec Ltd		131,337,354	7.84%

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Please see Annexure B	

Signature

print name Philip R Wood capacity Managing Director & CEO, Intec Ltd

sign here *Philip R. Wood* date 26/02/2007

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 6 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(6) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(7) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown".

(9) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

Annexure A – Intec Ltd

5. Consideration
Relevant interest in Jervois Mining Ltd

Date of change	Person whose relevant interest changed	Nature of change	Consideration in relation to change	Number of securities	Class
22-Feb-07	Intec Ltd	On market purchase	$146,720.00	9,170,000	Ordinary
22-Feb-07	Intec Ltd	On market purchase	$19,239.97	1,131,763	Ordinary
22-Feb-07	Intec Ltd	On market purchase	$450,000.00	25,000,000	Ordinary
22-Feb-07	Intec Ltd	On market purchase	$255,000.00	15,000,000	Ordinary

Philip R. Wood

Signed 26 February 2007
Philip R Wood
Managing Director & CEO, Intec Ltd

Annexure B – Intec Ltd

Relevant interest in Jervois Mining Ltd

7. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Intec Ltd	Gordon Chiu Building, J01 Maze Crescent Department of Chemical Engineering University of Sydney NSW 2006
Merrill Lynch (Australia) Nominees Pty Ltd	Level 19, 120 Collins St Melbourne VIC 3000
Statton Nominees Pty Ltd	Level 18, 9 Hunter St Sydney NSW 2000 PO Box H127 Australia Square NSW 1215

Philip R. Wood

Signed 26 February 2007
Philip R Wood
Managing Director & CEO, Intec Ltd

A.B.N. 52 007 626 575





27 February 2007

Australian Stock Exchange Limited
Exchange Centre
Level 10
20 Bond Street
SYDNEY NSW 2000

ASX ANNOUNCEMENT

Recent Trading and Top 20

In response to a suggestion from ASX (Adelaide) and in view of the recent trading in Jervois Mining Limited, it is proposed to release a Top 20 holders list for the next 5 trading days (or longer if appropriate).

A meeting with the Intec Ltd board has been arranged for Friday 9th March 2007.

By Order of the Board,

DUNCAN C. PURSELL
MANAGING DIRECTOR

For further information, contact Duncan C Pursell (03) 9670 3766 or
Ian Howarth, General Manager (Vic), Farrington National (03) 9223 2465

LEVEL 20, 114 WILLIAM STREET, MELBOURNE, VICTORIA 3000 www.jervoismining.com.au
Telephone: (03) 9670 3766 Facsimile: (03) 9670 3691 Email: jervois@bigpond.com

JERVOIS MINING LIMITED

ABN 52007626575 Top Holders Daily as at 26 Feb 2007

Top 20 Holders of ORDINARY FULLY PAID SHARES

ORD / ORDINARY FULLY PAID SHARES
Rank Name Units
% of Issued
Capital
1 STATTON NOMINEES PTY LIMITED P O BOX H127 AUSTRALIA SQUARE NSW 78,744,107 4.70
2 MERRILL LYNCH (AUSTRALIA) NOMINEES PTY LIMITED<BERNDALE A/C>
LEVEL 19 120 COLLINS STREET MELBOURNE VIC51,070,429 3.05
3 COMSEC NOMINEES PTY LIMITED LOCKED BAG 22 AUSTRALIA SQUARE NSW 37,578,140 2.24
4 MR BARRY ANTHONY GROOBY PO BOX 255 SOMERVILLE VIC 25,000,000 1.49
5 ANZ NOMINEES LIMITED<CASH INCOME A/C>GPO BOX 2842AA MELBOURNE VIC22,728,388 1.36
6 MR DUNCAN CAMPBELL PURSELL 72 MATHER ROAD MT ELIZA VIC 21,954,567 1.31
7 MERRILL LYNCH (AUSTRALIA) NOMINEES PTY LIMITED<SETTLE1 A/C>
LEVEL 21 120 COLLINS STREET MELBOURNE VIC20,021,484 1.20
8 WINDSURF PTY LTD 19/414 PINE RIDGE ROAD RUNAWAY BAY QLD 18,847,892 1.13
9 MR JOHN KENNETH GRANT + MRS MARGRET JEAN GRANT 21 EDINBURGH STREET WARRAGUL VIC
18,000,000 1.07
10 MR CLYDE STEWART MAYBERRY 12 TUCKER ROAD VERMONT VIC 15,082,735 0.90
11 FORTY FIFTH SEPELDA PTY LTD<DIJON FAMILY A/C>49 SOUTH ROAD BRIGHTON VIC10,000,000 0.60
12 PENLEIGH DELL PTY LTD C/- MR MARK FISHER 210 OCHILTRES ROAD ROMSEY VIC 10,000,000 0.60
13 MRS HELEN BALLANTINE PURSELL 72 MATHER ROAD MOUNT ELIZA VIC 9,824,920 0.59
14 DR WILLEM P C DUYVESTEYN C/- JOHNSON TAYLOR POTTERS STOCKBROKERS PO BOX
275 GEELONG VIC9,439,460 0.56
15 DOUGLAS MCKENNA & PARTNERS PTY LTD<SUPERFUND A/C>GPO BOX 1778Q MELBOURNE VIC
9,236,342 0.55
16 MR ANTHONY JANNINK 13 MACFARLAN STREET SOUTH YARRA VIC 9,163,333 0.55
17 MR JOHNNY KAHLBETZER 42 THE CRESENT VAUCLUSE NSW 8,960,000 0.53
18 WILMAKA PTY LTD C/- D PURSELL 4TH FLOOR 114 WILLIAM STREET MELBOURNE VIC 8,305,211 0.50
19 SANLIRRA PTY LTD<THE LEO DEMARIA FAMILY A/C>188 BARKERS ROAD HAWTHORN VIC 8,000,000 0.48
20 MR MAN KEM TAN + MS HEE JENG TOU 6 PALMERSTON AVENUE WINSTON HILLS NSW 8,000,000 0.48
Total 399,957,008 23.89

Intec Ltd ABN 25 001 150 849

Superior and Sustainable Metals Production

Gordon Chiu Building J01
Department of Chemical Engineering
Maze Crescent
University of Sydney NSW 2006
Australia

Phone: 02-9351-6741
Fax: 02-9351-7180
Email: mail@intec.com.au
Website: www.intec.com.au
ASX code: INL

Companies Announcements Office
Australian Stock Exchange

28 February 2007

New Intec Directors Appointed

Intec Ltd (ASX code: INL) advises shareholders that two new directors have today been appointed to the INL Board.

Trevor A. Jones (Non-Executive Director)
B. Comm. (Melb)

Mr Jones has spent over 30 years working in the finance industry in Australia, United Kingdom and the USA. During this time he has held senior executive positions in investment funds management, stockbroking and corporate finance, and gained a broad experience of capital structuring and capital raising, particularly in the mining sector.

Mr Jones was manager of equity portfolios for Shell Australia and National Employers Mutual in the United Kingdom. He was a director of County NatWest Securities Australia Limited for 9 years acting as a senior equity sales representative in London and as co-head of equity capital markets in Australia. For 3 years he was Director of Corporate Finance with Westpac Institutional Bank where he was instrumental in the establishment of Westpac Stockbroking Services and in providing equity capital advice to the bank's corporate customers of the bank. More recently Mr. Jones was the Sydney Chief Executive for Melbourne-based Austock Group and was Chairman of both its Corporate Finance and Investment Management divisions.

Since retiring recently from full time involvement in the investment banking industry Mr. Jones has personally assisted with the successful financing of a number of mining projects, both in Australia and overseas.

Kieran G. Rodgers (Finance Director and Chief Financial Officer):
B.E. (Hons.) Min. (UNSW), MBA (IMD)

Mr Rodgers joined Intec in March 2001 after 13 years of experience in merchant banking and financial consulting, principally at Resource Finance Corporation Ltd, which specifically focussed on the Australian



ASX code: INL

and international resources industry. He has had extensive experience in the areas of asset valuation and project evaluation, acquisition and divestment, equity and debt raisings and the identification and implementation of growth initiatives for resource companies and their assets. During this period Mr Rodgers took leave to complete his Masters of Business Administration at IMD in Lausanne, Switzerland, one of the world's foremost business schools.

Prior to entering the merchant banking sector, Mr Rodgers gained three years of operational mining engineering experience in the gold and base metals industries, including at the Cobar copper mine. Mr Rodgers is responsible for the finance and business development functions of the Intec Group. He became a Director of Intec Copper Pty Ltd in October 2001, Managing Director of Intec Hellyer Metals Pty Ltd in March 2004 and is Intec's nominated Director on the board of Bass Metals Ltd.

Yours faithfully,
Intec Ltd

Philip R Wood
Managing Director & Chief Executive Officer



ABN 25 001 150 849

Superior and Sustainable Metals Production

Gordon Chia Building J01
Department of Chemical Engineering
Maze Crescent
University of Sydney NSW 2006
Australia

Phone: 02-9351-6741
Fax: 02-9351-7180
Email: mail@intec.com.au
Website: www.intec.com.au
ASX code: INL

28 February 2007

Companies Announcements Office
Australian Stock Exchange Limited

Appointment of Company Secretary

Intec Ltd (ASX code: INL) announces that Mr Grahame Clegg was appointed as an additional Company Secretary effective from 28 February 2007.

Yours faithfully
Intec Ltd

Grahame Clegg
Company Secretary



ABN 25 001 150 849

Superior and Sustainable Metals Production

Gordon Chiu Building J01
Department of Chemical Engineering
Maze Crescent
University of Sydney NSW 2006
Australia

Phone: 02-9351-6741
Fax: 02-9351-7180
Email: mail@intec.com.au
Website: www.intec.com.au
ASX code: INL

Companies Announcements Office
Australian Stock Exchange

28 February 2007

Appendix 4D

Please see attached the Appendix 4D form in respect of the 31 December 2006 Half-Yearly Report for Intec Ltd (ASX code: INL), lodged today.

Yours faithfully,
Intec Ltd

Philip R Wood
Managing Director & Chief Executive Officer



Intec Ltd

ABN 25 001 150 849

Half year report in accordance with Appendix 4D

Period ending 31 December 2006

Results for announcement to the market

Revenues from ordinary activities	down	388%	to	344,322
Loss from ordinary activities after tax attributable to members	up	5%	to	5,598,243
Net loss for the period attributable to members	up	5%	to	5,598,243

Dividends	Amount per security	Franked amount per security
Final dividend	Nil ¢	Nil ¢
Previous corresponding period	Nil ¢	Nil ¢

Record date for determining entitlements to the dividend: Not applicable

Brief explanation of any of the figures reported above and short details of any bonus or cash issue or other item(s) of importance not previously released to the market:

The half year to 31 December 2006 marked Intec's fundamental transition to becoming an operating regional minerals production company, and the only new producer of zinc in Australia in 2006. Intec was pleased to announce on 1 December 2006 the formal commencement of commercial production of bulk zinc concentrate at the Hellyer Zinc Concentrate Project (HZCP, a 50/50 joint venture between Intec and Polymetals (Hellyer) Pty Ltd). This followed a six-month preparatory period, during which the Intec Hellyer Mill and related infrastructure had been refurbished; new equipment had been ordered and installed; all unit operations had been commissioned; and production had been ramped up towards the 'base case' commercial tailings treatment rate of 1.5Mtpa.

Reference is made to the Review of Operations in the Directors' Report attached to this Appendix 4D.

NTA Backing

	Half-year ended 31 December 2006	Year ended 30 June 2006
Net tangible assets per ordinary share	5.31 cents	5.89 cents

Other comments

Refer to the attached Directors' Report included in the half-year financial report for other comments on results for the period.

- **Audit Review:** The report is based on the attached half-year financial report, which has been reviewed (audit review report attached).
- **Changes in control over entities:** During the half year, Intec acquired control over Encore Metals NL and Intec International Projects Pty Ltd (Full details are included in Note 6 of the attached Half Yearly Report.). Intec also entered into a 50/50 unincorporated joint venture with Polymetals (Hellyer) Pty Ltd. (Full details are included in Note 7 of the attached Half Yearly Report.)
- **Details of dividends and dividend reinvestment plans:** No dividends have been declared or proposed and no dividend reinvestment plans exist.
- **Details of associates or joint ventures:** Intec has an 18.46% interest in Bass Metals Ltd.
- **Foreign entities:** Not applicable.

Philip R Wood

Philip R Wood
Managing Director
Chief Executive Officer

28 February 2007



Intec Ltd

ABN 25 001 150 849

Superior and Sustainable Metals Production

Gordon Chiu Building J01
Department of Chemical Engineering
Maze Crescent
University of Sydney NSW 2006
Australia

Phone: 02-9351-6741
Fax: 02-9351-7180
Email: mail@intec.com.au
Website: www.intec.com.au
ASX code: INL

Companies Announcements Office
Australian Stock Exchange

28 February 2007

Half-Yearly Report

Please see attached the 31 December 2006 Half-Yearly Report for Intec Ltd (ASX code: INL).

Yours faithfully,
Intec Ltd

Philip R Wood
Managing Director & Chief Executive Officer





ABN 25 001 150 849

Superior and Sustainable Metals Production

Gordon Chiu Building J01
Department of Chemical Engineering
Maze Crescent
University of Sydney NSW 2007
Australia

Phone: 02-9351-6741
Fax: 02-9351-7180
Email: mail@intec.com.au
Website: www.intec.com.au
ASX code: INL

HALF-YEARLY REPORT

31 DECEMBER 2006



Intec Ltd

ABN 25 001 150 849

Corporate directory

Directors

Ian W Ross (Non-executive Chairman)
Philip R Wood (Managing Director & Chief Executive Officer)
Trevor A Jones (Non-Executive Director)
A John Moyes (Technical Director)
Kieran G Rodgers (Finance Director & Chief Financial Officer)
Kenneth J Severs (Non-executive Director)

Company Secretaries

Robert J Waring
Grahame Clegg

Senior Management

Jean-Louis Huens (Chief Operating Officer)
Chung Ho Lam (Senior Process Engineer & IT Manager)
Mick Ryan (Operations Manager)
Dave Sammut (Corporate Development Manager)
Andrew Tong (Senior Research Metallurgist & Laboratory Manager)
Grahame Clegg (Financial Controller)

Principal Registered Office in Australia

Gordon Chiu Building, J01
Department of Chemical Engineering
Maze Crescent
University of Sydney NSW 2006 Australia
Telephone: (+61 2) 9351 6741
Facsimile: (+61 2) 9351 7180
Email: mail@intec.com.au
Website: www.intec.com.au

Sydney City Office

Level 13 Macquarie House
167 Macquarie Street
Sydney NSW 2000 Australia
Telephone: (+61 2) 8667 3038

Intec Hellyer Metals Pty Ltd

PO Box 952
39 River Road
Burnie TAS 7320 Australia
Telephone: (+61 3) 6431 6333
Facsimile: (+61 3) 6431 6896

Intec Hellyer Metals Demonstration Plant

20 River Road
Burnie TAS 7320 Australia
Telephone: (+61 3) 6432 4063
Facsimile: (+61 3) 6432 3594

The Hellyer Mine

Cradle Mountain Link Road
Wynyard Waratah Council District
TAS 7321 Australia
Telephone: (+61 3) 6439 1155
Facsimile (+61 3) 6439 1405

Melbourne EAFD Site

433-451 Somerville Road
West Footscray
VIC 3012 Australia
Telephone: (+61 3) 6439 1155

North American Representative Office

J Philip Evans
32 Charles Street
Georgetown, Ontario
Canada L7G 2Z3
Telephone and Facsimile: (+1 905) 873 4985

European Representative Office

Kenneth J Severs
'Appletree'
Frith Road, Aldington Frith
Kent TN25 7HJ
United Kingdom
Telephone and Facsimile: (+44 1233) 721 328

Intec Ltd

ABN 25 001 150 849

Corporate directory

Share Register

Registries Limited
Level 2, 28 Margaret Street
Sydney NSW 2000 Australia

PO Box R67 Royal Exchange
Sydney NSW 1223 Australia

Telephone: (+61 2) 9290 9600
Facsimile: (+61 2) 9279 0664
Email: registries@registriesltd.com.au
Website: www.registriesltd.com.au

Auditors

PricewaterhouseCoopers
Darling Park Tower 2, 201 Sussex Street
Sydney NSW 1171 Australia

Legal Advisers

Allens Arthur Robinson
Level 28 Deutsche Bank Place
Corner of Hunter and Phillip Streets
Sydney NSW 2000 Australia

Patent Attorneys

Griffith Hack
100 Miller Street
North Sydney NSW 2060 Australia

Stock Exchange Listings

Intec Ltd shares are listed on the Australian Stock Exchange (Code: INL) and the Deutsche Boerse (Code: INF).


LISTED ON
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Listing

Intec Ltd shares are listed on the Australian Stock Exchange under the code INL. The home branch is Sydney.

Intec Ltd

ABN 25 001 150 849

Contents

Intec Ltd
Directors' report

Your Directors present their report on the consolidated entity consisting of Intec Ltd (Intec or the Company) and the entities it controlled for the half-year ended 31 December 2006.

Directors

The names of the Company's Directors in office during the half-year and until the date of this report are set out below. Directors were in office for this entire period unless otherwise stated.

Ian W Ross (Non-executive Chairman)
Philip R Wood (Managing Director and Chief Executive Officer)
Trevor A Jones (Non-executive Director, appointed 28 February 2007)
A John Moyes (Technical Director)
Kieran G Rodgers (Finance Director and Chief Financial Officer, appointed 28 February 2007)
Kenneth J Severs (Non-executive Director)

Review of operations

The net loss of the consolidated entity after providing for income tax amounted to $5,598,243 (2005 - loss $5,321,435).

The half year to 31 December 2006 marked Intec's fundamental transition to becoming an operating regional minerals production company, and the only new producer of zinc in Australia in 2006.

Intec was pleased to announce on 1 December 2006 the formal commencement of commercial production of bulk zinc concentrate at the Hellyer Zinc Concentrate Project (HZCP, a 50/50 joint venture between Intec and Polymetals (Hellyer) Pty Ltd). This followed a six-month preparatory period, during which the Intec Hellyer Mill and related infrastructure had been refurbished; new equipment had been ordered and installed; all unit operations had been commissioned; and production had been ramped up towards the 'base case' commercial tailings treatment rate of 1.5Mtpa.

'Steady state' operations at the Hellyer Metals Project demonstration plant at Burnie, Tasmania were successfully completed during the September quarter 2006. The demonstration plant was put on care and maintenance pending the preparation of a metallurgical and engineering report about the operations by Ammtec and WorleyParsons, which is due in the current quarter. Engineering planning was also commenced for the reconfiguration of this demonstration plant for semi-commercial operations. To utilise the same basic process and equipment, the demonstration plant will be adjusted to operate from higher-grade combined feedstocks: Zeehan Residues (~14% Zn-equivalent) and Electric Arc Furnace Dust (EAFD, 20-30% Zn).

The decision to reconfigure the demonstration plant followed the acquisition in October 2006 of Encore Metals NL, 100% owner of the 460,000 tonne Zeehan residue stockpile, located approximately 80km southwest of the Intec Hellyer Mill in Tasmania. The stockpile contains commercial quantities of zinc (>60,000 tonnes), lead (>7,000 tonnes) and silver (~780,000 ounces).

Concurrently, engineers from WorleyParsons are working with Intec's technical staff to complete the engineering feasibility study for the overall Hellyer Polymetallic Project. The demonstration plant operations and the feasibility study form part of the development of the interim Hellyer Zinc Residues Project, which will treat the Zeehan Residues and EAFD to produce 10,000 tonnes per annum of zinc units, final determination of which is being based on economic and technical considerati[illegible].

Events occu[illegible] [illegible]eporting date

The first shipment of 4,986 (dry) tonnes of bulk zinc concentrate from the HZCP, with a provisional average grade of 41% zinc, 7% lead and 210g/t silver, departed the Port of Burnie on

30 January 2007. Payment of US$1.86 million, representing Intec's 50% share of 90% of the provisional value after smelter charges, was received on 28 February 2007.

The Company has drawn down a further A$3.1 million under the Macquarie Bank Working Capital Facility.

Throughput rates of the tailings feedstock at the Intec Hellyer Mill have been ramped up to the 'base case' rate of 1.5Mtpa, however the average zinc grade of the tailings mined to date have been lower (~2.2%) than the average grade of the total tailings resource (2.8% Zn) due to the mining methods employed during the start-up of operations. This has resulted in lower overall production rates of bulk zinc concentrate during the start-up phase of the HZCP joint venture. It is expected that output rates will increase to the estimated ~63,000tpa as the dredging operations progress and the average grade of the tailings being fed to the Intec Hellyer Mill increases.

Bass Metals Ltd (ASX code: BSM, 18.4% owned by Intec) has commenced trial mining of 2,000 tonnes of ore at Que River, approximately 4km from the Intec Hellyer Mill. This zinc/lead ore will be crushed on site, then trucked to the Intec Hellyer Mill for processing alongside Intec's tailings. BSM has signed a Letter of Intent with the HZCP for the processing of ongoing production. Noting that the Que River ore contains materially higher zinc grades than Hellyer tailings (2.8% Zn), should the trial progress to full-scale mining of 100,000tpa ore at Que River, Intec would expect to increase production of bulk zinc concentrate to approximately 100,000tpa.

Separately but concurrently, Intec has also been granted approval by the State and Federal environmental regulatory authorities to conduct a trial of blending EAFD with the bulk zinc concentrate product from the HZCP. The blending option offers enhanced contained zinc value, particularly if Intec's current EAFD beneficiation trials in Sydney and Burnie are successful in further upgrading the (~27%) present zinc content in the EAFD.

On 23 February 2007 Intec announced that it beneficially owns 14.56% (on a fully diluted basis) of Jervois Mining Limited (ASX code: JRV) at an average entry price of approximately 1.16 cents. Intec considers that its own existing demonstration plant, strong future cashflows and proven technological and project development capabilities could accelerate development of JRV's Young and Nyngan nickel laterite resources. Intec looks forward to productive discussions shortly with the Board and Management of JRV in order to progress mutually beneficial outcomes for the two companies and their shareholders.

The financial effect of these transactions has not been brought to account at 31 December 2006.

The top 20 shareholders as at 20 February 2007 are as follows:

Name	Shares Held	Percentage
ANZ Nominees Ltd	41,782,885	7.504
Orian Holding Corp (Ivanhoe Mines Ltd. Group)	34,312,366	6.163
National Nominees Ltd	21,384,842	3.841
Oregon Nominees Ltd	9,500,000	1.706
Alliances Resources Limited	7,952,200	1.428
Macquarie Bank Ltd	7,246,377	1.301
Mr Stephen Stone	6,083,400	1.093
Reach Out Pty Ltd	5,572,460	1.001
Mr William E Conway	5,046,428	0.906
Mr Michael John Mackenzie	5,045,455	0.906
Smacer Pty Ltd	4,590,910	0.825
Mr Peter Colin Taylor	4,045,455	0.727
Grizzly Holdings Pty Ltd	3,885,691	0.698
JJ Bronson Jacobs Pty Ltd	3,500,000	0.629
Kurraba Investments Pty Ltd	3,454,545	0.620
Wendelini Pty Limited	3,234,583	0.581
Barona Group Pty Ltd	3,166,364	0.569
Plymouth Holdings Inc	3,143,173	0.565
Eclipse Properties Pty Ltd	3,045,455	0.547
Mr Bryan Welch	3,000,000	0.539

No other event has occurred subsequent to 31 December 2006 requiring disclosure in, or amendment to, these financial statements.

Auditor's Independence Declaration

An independence declaration from the Company's auditor, PricewaterhouseCoopers, is included on page 13 of the financial report.

This report is made in accordance with a resolution of the Directors.

Philip R Wood

Philip R Wood
Managing Director
Chief Executive Officer

Sydney
28 February 2007

Intec Ltd
Consolidated income statement
for the half-year ended 31 December 2006

	Half-year	
	31 December 2006	31 December 2005
	$	$
Revenue from operating activities	21,475	-
Revenue from outside operating activities	322,847	70,500
Revenue from ordinary activities	**344,322**	70,500
Equity share of associates profits (losses)	(56,703)	7,553
Administration expense	(633,185)	(319,603)
Depreciation expense	(1,155,076)	(249,023)
Employee benefits expenses	(2,124,392)	(1,292,393)
Engineering and other consultants expenses	(31,483)	-
Hellyer demonstration plant expenses	(3,011,457)	(2,614,349)
Hellyer mill care and maintenance costs	(68,932)	(443,008)
Occupancy expense	(125,320)	(122,093)
Patent fees	(124,820)	(196,810)
Research and development expenses	(7,366)	(30,556)
Other expenses from ordinary activities	(175,657)	(131,723)
Loss from ordinary activities before income tax expense	(7,170,069)	(5,321,435)
Income tax benefit relating to ordinary activities	1,571,826	-
Net loss attributable to the members of Intec Ltd	(5,598,243)	(5,321,435)

Basic loss per share (cents per share)	1.04	1.24
Diluted loss per share (cents per share)	1.04	1.24

The above consolidated income statement should be read in conjunction with the accompanying notes.

Intec Ltd

Consolidated balance sheet

as at 31 December 2006

	31 December 2006	30 June 2006
Current assets	**$**	**$**
Cash assets	**1,014,937**	6,492,968
Receivables	**2,014,214**	250,335
Inventory	**1,200,663**	-
Other current assets	**148,965**	21,455
Total current assets	**4,378,779**	6,764,758
Non-current assets		
Receivables	**290,000**	190,000
Deferred cost of mineral prospects	**2,845,409**	-
Investments in associates accounted for using the equity method	**1,389,306**	932,338
Property, plant and equipment	**28,977,525**	26,265,779
Other financial assets	**715,525**	-
Intangible assets	**10,000**	10,000
Total non-current assets	**34,227,765**	27,398,117
Total assets	**38,606,544**	34,162,875
Current liabilities		
Payables	**1,818,195**	1,027,313
Provisions	**25,035**	-
Interest bearing liabilities	**1,250,000**	-
Deferred revenue	**1,000,000**	-
Total current liabilities	**4,093,230**	1,027,313
Non-current liabilities		
Deferred revenue	**4,833,333**	-
Deferred income tax liability	**-**	1,571,826
Provisions	**132,065**	59,115
Total non-current liabilities	**4,965,398**	1,630,941
Total liabilities	**9,058,628**	2,658,254
Net assets	**29,547,916**	31,504,621
Equity		
Contributed equity	**59,136,614**	56,680,490
Reserves	**15,626,365**	14,440,951
Accumulated losses	**(45,215,063)**	(39,616,820)
Total equity	**29,547,916**	31,504,621

The above consolidated balance sheet should be read in conjunction with the accompanying notes.

Intec Ltd

Consolidated statement of changes in equity

For the half-year ended 31 December 2006

	31 December 2006 $	31 December 2005 $
Total equity at the beginning of the half-year	31,504,621	10,305,334
Current year expenses recognised directly in equity		
Employee share options granted	829,843	98,089
Transfer to equity of value of employee share options exercised	(38,507)	-
Options issued to Macquarie Bank Limited in consideration for entering into a finance facility recognised in options expense reserve	-	513,396
Share of associates reserves accounted for using the equity method	(1,324)	34,926
Contractual rights to acquire shares granted on acquisition of controlled entity	395,402	-
Net expenses recognised directly in equity	1,185,414	646,411
Loss for the half-year	(5,598,243)	(5,321,435)
Total recognised income and expense for the year	(4,412,829)	(4,675,024)
Transactions with equity holders in their capacity as equity holders		
Contributions of equity, net of transaction costs	2,499,683	500,000
Transfer from options expense reserve on exercise of options	38,507	-
Share of associates capital raising costs reported directly in equity	(82,066)	-
	2,456,124	500,000
Total equity at the end of the half-year	29,547,916	6,130,310
Total recognised income and expense for the half-year is attributable to member of Intec Ltd	(4,412,829)	(4,675,024)
	(4,412,829)	(4,675,024)

The above consolidated statement of changes in equity should be read in conjunction with the accompanying notes.

Intec Ltd

Consolidated statement of cash flows

For the half year ended 31 December 2006

	Half-year	
	31 December 2006 $	31 December 2005 $
Cash flows from operating activities		
Receipts from customers	23,623	-
Payment to suppliers and employees	(5,640,765)	(4,508,137)
Interest received	128,664	60,135
Other income	32,240	10,365
Net cash flows (from) operating activities	(5,456,238)	(4,437,637)
Cash flows from investing activities		
Acquisition of plant and equipment	(58,890)	(1,354,091)
Acquisition of investments in financial assets	(715,525)	-
Acquisition of investment in associate	(597,061)	-
Net cash flows (from) investing activities	(1,371,476)	(1,354,091)
Cash flows from financing activities		
Proceeds from issue of shares	108,324	500,000
Borrowings	1,250,000	1,000,000
Share issue costs	(8,641)	-
Net cash flows from financing activities	1,349,683	1,500,000
Net increase (decrease) in cash held	(5,478,031)	(4,291,728)
Cash at the beginning of the financial period	6,492,968	4,544,757
Cash at the end of the financial period	1,014,937	253,029

The above consolidated statement of cash flows should be read in conjunction with the accompanying notes.

Note 1. Basis of preparation of the half-year financial report

The half-year financial report is a general-purpose financial report, which has been prepared in accordance with the requirements of the Corporations Act 2001, applicable Accounting Standards including AASB 1029 "Interim Financial Reporting" and other mandatory professional reporting requirements (Urgent Issues Group Consensus Views).

For the purpose of preparing the half-year financial report, the half-year has been treated as a discrete reporting period.

The half-year financial report does not include all notes of the type normally included within the annual financial report and therefore cannot be expected to provide as full an understanding of the financial performance, financial position and financing and investing activities of the Company as the full financial report.

The half-year financial report should be read in conjunction with the Annual Financial Report of Intec as at 30 June 2006. It is also recommended that the half-year financial report be considered together with any public announcements made by Intec during the half-year ended 31 December 2006 in accordance with the continuous disclosure obligations arising under the Corporations Act 2001.

The Company and controlled entities generated a net loss of $5,598,243 and negative cash flows from operations of $5,456,238 in the half-year ended 31 December 2006 as the Company continues to work towards the commercialisation of Intec Processes. As of balance date, the Company and controlled entities had net assets of $29,547,916 and cash balances of $1,014,937. The continuing viability of the consolidated entity and its ability to continue as going concerns and meet their debts as they fall due in future years are dependent upon:

(i) successful sale of bulk zinc concentrate from the Hellyer Zinc Concentrate Project; and

(ii) success in proving and commercialising the Intec Processes.

The Directors believe that the consolidated entity will be successful in the above matters and, accordingly, have prepared the financial report on a going concern basis. The Directors regularly monitor the Company's cash position and, on an on-going basis, consider a number of strategic and operational plans and initiatives to ensure that adequate funding continues to be available for the Company to meet its business objectives.

Significant accounting policies adopted during the half-year

(i) Deferred Cost of Mineral Projects

Exploration, evaluation and development cost incurred are accumulated in respect of each identifiable area of interest. These costs are only carried forward to the extent that they are expected to be recouped through the successful development of the area where activities in the area have not yet reached a stage which permits reasonable assessment of the existence of economically recoverable reserves.

Accumulated costs in relation to an abandoned area are written off in full against profit in the year in which the decision to abandon the area is made.

When production commences, the accumulated costs for the relevant area of interest are amortised over the life if the area according to the rate of depletion of the economically recoverable reserves.

A regular review is undertake of each area of interest to determine the appropriateness of continuing to carry forward costs in relation to that area if interest.

(ii) Inventories

Raw materials and stores, work in progress and finished goods are stated at the lower of cost and net realisable value. Cost compromises direct materials, direct labour and an appropriate proportion of variable and fixed overhead expenditure. Net realisable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

(iii) Joint ventures

The proportionate interests in the assets, liabilities and expenses of a joint venture activity have been incorporated in the financial statements under the appropriate headings. Details of the joint venture are set out in note 7.

Note 2. Equity securities issued

	Half-year		Half-year	
	2006 Shares	2005 Shares	2006 $	2005 $
Issue of ordinary shares during the half-year:				
Placement to institutional investors	-	7,246,377	-	500,000
Acquisition of Encore Metals NL	20,000,000	-	2,400,000	-
Exercise of options	1,341,743	-	108,324	-
Transfer from option expense reserve on exercise of options	-	-	38,507	-
Transaction costs relating to share issues	-	-	(8,641)	-
	21,341,743	7,246,377	2,538,190	500,000

Note 3. Contingent liabilities

Since the last annual reporting date, there has been no change of any contingent liabilities or contingent assets.

Note 4. Events occurring after reporting date

The Company has drawn down a further $3.1 million under the Macquarie Bank Working Capital Facility.

On 23 February 2007 Intec announced that it beneficially owns 14.56% (on a fully diluted basis) of Jervois Mining Limited (ASX code: JRV). This ownership is comprised of 197,407,783 shares and 107,200,000 options to purchase JRV shares at 1.0 cent each prior to 30 November 2007. The investment cost to date in JRV is $2.462 million. This investment has been designated as an "available for sale asset."

The financial effect of these transactions has not been brought to account at 31 December 2006.

No other event has occurred subsequent to 31 December 2006 requiring disclosure in, or amendment to, these financial statements.

Note 5. Segment information

The consolidated entity operates in one business segment and one geographical segment, only being recovery of minerals from ores in Australia.

Note 6. Business combination

a) Encore Metals NL

On 15 November 2006 Intec Ltd acquired all of the issued shares in Encore Metals NL, the holder of a mining tenement at Zeehan containing the Zeehan Slag dumps, for consideration of $2,400,000 by the issue of 20,000,000 shares.

The acquired business contributed revenues of nil and net profit of nil to the group from 15 November 2006 to 31 December 2006. If the acquisition had occurred on 1 July 2006, consolidated revenue and consolidated loss for the half year ended 31 December 2006 would have been $344,322and $5,574,348 respectively.

Details of net assets acquired and goodwill are as follows:

Purchase consideration	**$**
20,000,000 shares issued at $0.12 each	2,400,000
Contractual right to acquire 20,000,000 shares at a price of 0.18 each	395,402
Total purchase consideration	2,795,402
Fair value of net identifiable assets acquired	2,795,402
Goodwill	Nil

The assets and liabilities arising from the acquisition are as follows:

	Acquiree's carrying amount $	Fair value $
Deferred cost of mineral properties	192,580	2,845,402
Payables	(50,000)	(50,000)
	142,580	2,795,402

b) Intec International Projects Pty Ltd

On 2 November 2006, Intec International Projects Pty Ltd was incorporated with Intec Ltd as its only shareholder and having $2 issued capital.

Prior period

Nil.

Note 7. Joint Venture

On 1 December 2006, a controlled entity, Intec Hellyer Metals Pty Ltd ("IHM") entered into an unincorporated joint venture with Polymetals (Hellyer) Pty Ltd known as the Hellyer Zinc Concentrate Project Joint Venture ("the joint venture").

The joint venture has been formed to produce bulk zinc concentrate from the tailings dam of the Hellyer mine.

IHM has a 50% interest in the joint venture costs and output.

The interest in the joint venture has been included in the consolidated accounts in the following categories:-

	2006 $	2005 $
Cash	470,766	-
Receivables	240,364	-
Inventory	1,200,663	-
Security Deposits	100,000	-
Payables	(799,923)	-
Provisions	(25,035)	-
Net assets	1,186,835	-

Intec Ltd
Directors' declaration

In the Directors' opinion:

(a) the financial statements and notes set out on pages 3 to 9 are in accordance with the Corporations Act 2001, including:

 (i) complying with Accounting Standards, the Corporations Regulations 2001 and other mandatory professional reporting requirements, and

 (ii) giving a true and fair view of the consolidated entity's financial position as at 31 December 2006 and of its performance, as represented by the results of its operations and cash flows, for the half-year ended on that date; and

(b) there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

This declaration is made in accordance with a resolution of the Directors of Intec Ltd.

On behalf of the Board

Philip R Wood
Managing Director
Chief Executive Officer

Sydney

28 February 2007



PricewaterhouseCoopers
ABN 52 780 433 757

Darling Park Tower 2
201 Sussex Street
GPO BOX 2650
SYDNEY NSW 1171
DX 77 Sydney
Australia
www.pwc.com/au
Telephone +61 2 8266 0000
Facsimile +61 2 8266 9999

Auditor's Independence Declaration

As lead auditor for the review of Intec Limited for the half year ended 31 December 2006, I declare that to the best of my knowledge and belief, there have been:

a) no contraventions of the auditor independence requirements of the *Corporations Act 2001* in relation to the review; and

b) no contraventions of any applicable code of professional conduct in relation to the review.

This declaration is in respect of Intec Limited during the period.

M W Chiang
Partner
PricewaterhouseCoopers

Sydney
28 February 2007



PricewaterhouseCoopers
ABN 52 780 433 757

Darling Park Tower 2
201 Sussex Street
GPO BOX 2650
SYDNEY NSW 1171
DX 77 Sydney
Australia
www.pwc.com/au
Telephone +61 2 8266 0000
Facsimile +61 2 8266 9999

INDEPENDENT AUDITOR'S REVIEW REPORT

to the members of Intec Limited

Report on the Half-Year Financial Report

We have reviewed the accompanying half-year financial report of Intec Limited, which comprises the balance sheet as at 31 December 2006, and the income statement, statement of recognised income and expense and cash flow statement for the half-year ended on that date, other selected explanatory notes and the directors' declaration for the Intec Group (the consolidated entity). The consolidated entity comprises both Intec Limited (the company) and the entities it controlled during that half-year.

Directors' Responsibility for the Half-Year Financial Report

The directors of the company are responsible for the preparation and fair presentation of the half-year financial report in accordance with Australian Accounting Standards (including the Australian Accounting Interpretations) and the *Corporations Act 2001*. This responsibility includes designing, implementing and maintaining internal control relevant to the preparation and fair presentation of the half-year financial report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor's Responsibility

Our responsibility is to express a conclusion on the half-year financial report based on our review. We conducted our review in accordance with Auditing Standard on Review Engagements ASRE 2410 *Review of an Interim Financial Report Performed by the Independent Auditor of the Entity*, in order to state whether, on the basis of the procedures described, we have become aware of any matter that makes us believe that the financial report is not in accordance with the *Corporations Act 2001* including: giving a true and fair view of the consolidated entity's financial position as at 31 December 2006 and its performance for the half-year ended on that date; and complying with Accounting Standard AASB 134 *Interim Financial Reporting* and the *Corporations Regulations 2001*. As the auditor of Intec Limited, ASRE 2410 requires that we comply with the ethical requirements relevant to the audit of the annual financial report.

A review of a half-year financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. It also includes reading the other information included with the financial report to determine whether it contains any material inconsistencies with the financial report. A review is substantially less in scope than an audit conducted in accordance with Australian Auditing Standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

PRICEWATERHOUSECOOPERS

For further explanation of a review, visit our website http:/www.pwc.com/au/financialstatementaudit.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our review was not designed to provide assurance on internal controls.

Our review did not involve an analysis of the prudence of business decisions made by directors or management.

Matters relating to the electronic presentation of the reviewed financial report

This review report relates to the financial report of Intec Limited (the Company) for the half-year ended 31 December 2006 included on Intec Limited web site. The company's directors are responsible for the integrity of the Intec Limited web site. We have not been engaged to report on the integrity of this web site. The review report refers only to the financial report identified above. It does not provide an opinion on any other information which may have been hyperlinked to/from the financial report. If users of this report are concerned with the inherent risks arising from electronic data communications they are advised to refer to the hard copy of the reviewed financial report to confirm the information included in the reviewed financial report presented on this web site.

Independence

In conducting our review, we have complied with the independence requirements of the *Corporations Act 2001*.

Conclusion

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the half-year financial report of Intec Limited is not in accordance with the *Corporations Act 2001* including:

(a) giving a true and fair view of the consolidated entity's financial position as at 31 December 2006 and of its performance for the half-year ended on that date; and

(b) complying with Accounting Standard AASB 134 *Interim Financial Reporting* and *Corporations Regulations 2001*.

PricewaterhouseCoopers

PricewaterhouseCoopers

Michelle Chiang

M W Chiang
Partner

Sydney
28 February 2007



Intec Ltd

ABN 25 001 150 849

ASX CODE: INL

Gordon Chiu Building J01
Department of Chemical Engineering
Maze Crescent University of Sydney NSW 2007 Australia
Telephone: +61 2 9351 6741 Facsimile: +61 2 9351 7180
Email: mail@intec.com.au Web: www.intec.com.au

Intec Ltd

ABN 25 001 150 849

Superior and Sustainable Metals Production

Gordon Chiu Building J01
Department of Chemical Engineering
Maze Crescent
University of Sydney NSW 2006
Australia

Phone: 02-9351-6741
Fax: 02-9351-7180
Email: mail@intec.com.au
Website: www.intec.com.au
ASX code: INL

1 March 2007

Companies Announcements Office
Australian Stock Exchange Limited

Exercise of Options under IOP and issue of shares

Under the Intec Option Plan (IOP), options have been issued to directors, staff and key consultants at various exercise prices. The Company has been given notice of the exercise of 1,341,743 options as follows:

- 1,007,155 shares at an issue price of $0.069 per share
- 300,000 shares at an issue price of $0.11 per share

Under the IOP, when exercised, each option is converted into one ordinary share. The Company therefore advises the issue of 1,307,155 new shares in INL.

Attached is a completed Appendix 3B in respect of the issue of shares under the IOP.

Notice Under Section 708A(5)(e)

INL advises that on 1 March 2007 it resolved to issue 1,007,155 fully paid ordinary shares at an issue price of $0.069 per share and 300,000 shares at an issue price of $0.11 per share (New Shares).

INL gives notice that:

(1) this notice is being given under Section 708A(5)(e) of the Corporations Act 2001 (Corporations Act);

(2) INL issued the New Shares without disclosure to investors under Part 6D.2 of the Corporations Act;

(3) as at the date of this notice, INL has complied with:

(a) the provisions of Chapter 2M of the Corporations Act as they apply to INL; and

(b) section 674 of the Corporations Act; and

4) except as may be set out in this notice, there is no other information that is excluded information as at the date of this notice which is required to be set out in this notice under Section 708A(6)(e) of the Corporations Act.

Yours faithfully
Intec Ltd

Grahame Clegg
Company Secretary

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Intec Ltd

ABN

25 001 150 849

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	**1,307,155 fully paid ordinary shares**
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	**1,307,155 fully paid ordinary shares**
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	**The shares are allotted to five optionholders under the Intec Option Plan from options exercised at $0.069 and $0.11.**

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	**The securities rank equally with INL fully paid ordinary shares.**
5	Issue price or consideration	**1,007,155 shares at an issue price of $0.069 per share** **300,000 shares at an issue price of $0.11 per share**
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	**The shares are allotted to five optionholders under the Intec Option Plan from options exercised at $0.069, $0.10 and $0.11.**
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	**1 March 2007**

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	**558,094,361**	**Fully paid Ordinary Shares**

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	**6,645,097**	**16 July 2007 Options – exercise price $0.24625**
		3,879,728	**26 November 2008 Options – exercise price $0.10**
		25,000,000	**30 June 2008 Options – exercise price $0.08**
		1,275,000	**30 June 2009 Options – exercise price $0.49625**
		6,382,714	**24 February 2010 Options – exercise price $0.069**
		4,600,000	**31 August 2011 Options – exercise price $0.11**

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	**Rank equally with existing fully paid Ordinary Shares in regard to future dividends**

Part 2 - Bonus issue or pro rata issue

11 to 33	Is security holder approval required?	**Questions 11 to 33 are not applicable.**

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) [√] Securities described in Part 1

(b) [ ] All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 [ ] If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 [ ] If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 [ ] A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38 to 42	Number of securities for which +quotation is sought	**Questions 38 to 42 are not applicable**

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: **28 February 2007**

(Secretary)

Print name: **Grahame Clegg**

Appen3b.inl.stp

Intec Ltd

ABN 25 001 150 849

Superior and Sustainable Metals Production

Gordon Chiu Building J01
Department of Chemical Engineering
Maze Crescent
University of Sydney NSW 2006
Australia



Phone: 02-9351-6741
Fax: 02-9351-7180
Email: mail@intec.com.au
Website: www.intec.com.au
ASX code: INL

Companies Announcements Office
Australian Stock Exchange

2 March 2007

February 2007 Progress at Hellyer

Intec Ltd (ASX code: INL) is pleased to advise shareholders of the excellent progress during February 2007 towards steady state at targeted production levels for the Hellyer Zinc Concentrate Project ('HZCP').

During the final week of February, targets for zinc, lead and silver % head grades in the tailings dam, zinc % recovery in the Intec Hellyer Mill and concentrate production tonnage were all exceeded. Thus, 1,191 (dry) tonnes of bulk zinc concentrate, with an average (provisional) grade of 38.4% Zn, 6.9% Pb and 238g/t Ag were produced (at 62.3% Zn recovery from a 2.9% Zn head grade) in the seven days ending Wednesday 28th February. Remarkably, these results were achieved despite over 20 hours lost due to an electricity outage when lightning struck a site reticulation power pole and damaged the conductor.

This record production for the HZCP was the result of continuing improvements to the dredging of the Hellyer tailings dam (at an increased head grade in the current mining block) and optimisation of mill operations (which, apart from the power outage, again operated at 100% availability).

The HZCP concentrate storage bays at the Port of Burnie now hold over 3,800 tonnes of in-spec bulk zinc concentrate product, with the next (second) shipment expected in mid-March 2007. Payment to Intec for the first shipment of US$1.86m (A$2.36m) was finally received on 28 February after one-off delays caused by initiating shipping documentation and the Chinese New Year. These should not recur and, given the stable production rate of the HZCP and positive cash flows now being achieved, Intec does not intend in the future to notify the market concerning specific shipments and ensuing payments.

As previously notified to the ASX by Intec's 18.4% owned exploration partner Bass Metals Ltd (ASX code: BSM) on 27 February 2007, trial mining of high grade zinc-lead-silver ore at Que River has commenced. This crushed ore is expected to start being fed into the Intec Hellyer Mill as soon as practicable.

Similarly, zinc beneficiation trials on a range of Electric Arc Furnace Dust ('EAFD') type materials from Smorgon Steel, OneSteel and Ford Australia are well under way in Sydney, with the objective of blending the beneficiated EAFD with HZCP concentrate to increase overall saleable zinc units later this year.

Yours faithfully,
Intec Ltd

Philip R Wood

Philip R Wood
Managing Director & Chief Executive Officer



Intec Ltd

ABN 25 001 150 849

Superior and Sustainable Metals Production

Gordon Chiu Building J01
Department of Chemical Engineering
Maze Crescent
University of Sydney NSW 2006
Australia

Phone: 02-9351-6741
Fax: 02-9351-7180
Email: mail@intec.com.au
Website: www.intec.com.au
ASX code: INL

Companies Announcements Office
Australian Stock Exchange

9 March 2007

Discussions Between Intec Ltd and Jervois Mining Ltd

Directors of Intec Ltd (ASX code: INL) and Jervois Mining Ltd (ASX code: JRV) met today as previously announced, to discuss potential interaction between the two companies.

Various proposals were tabled during these discussions and there can be no assurance that any agreement will be reached, but the companies have agreed that a response will be forthcoming within two weeks, at which time the market will be further updated.

A Notice of change of interests of substantial holder (Form 604) is attached.

Yours faithfully,
Intec Ltd

Philip R Wood
Managing Director & Chief Executive Officer





Form 604

Corporations Act 2001
Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme	Jervois Mining Limited (ASX code: JRV)
ACN/ARSN	007 626 575

1. Details of substantial holder (1)

Name	Intec Ltd (ASX code: INL)
ACN/ARSN (if applicable)	001 150 849

There was a change in the interests of the substantial holder on	08/03/2007
The previous notice was given to the company on	26/02/2007
The previous notice was dated	26/02/2007

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
Ordinary	197,407,783	11.78%	191,420,783	11.31%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
08/03/2007	Intec Ltd	On market sale	$239,480.00	Ordinary 5,987,000	0.47%

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
Intec Ltd	Intec Ltd	Intec Ltd		191,420,783	11.31%%

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Intec Ltd	Gordon Chiu Building, J01 Maze Crescent Department of Chemical Engineering University of Sydney NSW 2006

Signature

print name	Philip R Wood	capacity	Managing Director & CEO, Intec Ltd
sign here	Philip R. Wood	date	09/03/2007

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 6 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(6) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(7) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown".

(9) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.



Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity Intec Limited
ABN 25 001 150 849

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Kieran G Rodgers
Date of appointment	28 February 2007

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
Nil

+ See chapter 19 for defined terms.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	Number & class of Securities	
Mudros Pty Ltd **Company owned 100% by KG Rodgers**	**Ordinary Shares**	263,464
	Unquoted Employee Options Expiry date: 26 November 2008 Exercise price $0.10	427,520
	Expiry date: 24 February 2010 Exercise price $0.069	925,675
Name of holder & nature of interest	**Number & class of Securities**	
Patricia Marie Crawford **Spouse of KG Rodgers**	**Unquoted Employee Options** Expiry date: 16 July 2007 Exercise price $0.24625	573,590
	Expiry date: 30 August 2011 Exercise price $0.11	900,000

Part 3 – Director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

+ See chapter 19 for defined terms.

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity Intec Limited
ABN 25 001 150 849

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	**Trevor Abel Jones**
Date of appointment	**28 February 2007**

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
Nil

+ See chapter 19 for defined terms.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	Number & class of Securities
Reachage Pty Ltd Owned 100% by Mr Jones and his spouse.	419,075 ordinary shares

Part 3 – Director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

+ See chapter 19 for defined terms.

A.B.N. 52 007 626 575





22 March 2007

Australian Stock Exchange Limited
Exchange Centre
Level 10
20 Bond Street
SYDNEY NSW 2000

ASX ANNOUNCEMENT

Re: Intec Ltd

The Board of Jervois Mining Limited (ASX: JRV, "Jervois") recently advised the market that Intec Ltd (Intec) had requested a meeting with the Board of Jervois (ASX announcement 9 March 2007).

The Board has now met with Intec and has subsequently considered proposals that were presented at that meeting.

After deliberation, the Board has formed the view that the proposals are not in the best interests of Jervois shareholders and do not accurately reflect the real value of the Company's assets and its potential going forward as a Nickel and Cobalt producer.

Jervois owns the Young Nickel/Cobalt Project in Central NSW, which contains 1.6 million tonnes of nickel metal and 168,000 tonnes of cobalt metal. The company aims to produce 60,000 tonnes per annum of nickel and 6,000 tonnes per annum of cobalt in concentrate. The Company has funded its own research into the hydrometallurgical processing of the metals found at its Young deposit which has yielded excellent recoveries in both nickel and cobalt.

The Board has advised Intec of its position and Intec has confirmed that the merger proposals are at a end.

Yours faithfully,

DUNCAN C. PURSELL
MANAGING DIRECTOR

For further information contact:

Duncan Pursell	Lou Caruana
Managing Director	Media Consultant
Jervois Mining Ltd	Farrington National
(03) 9670 3766	Mob: 0413 486 155

or visit the website - www.jervoismining.com.au

LEVEL 20, 114 WILLIAM STREET, MELBOURNE, VICTORIA 3000 www.jervoismining.com.au
Telephone: (03) 9670 3766 Facsimile: (03) 9670 3691 Email: admin@jervoismining.com.au



Intec Ltd

ABN 25 001 150 849

Superior and Sustainable Metals Production

Gordon Chiu Building J01
Department of Chemical Engineering
Maze Crescent
University of Sydney NSW 2006
Australia

Phone: 02-9351-6741
Fax: 02-9351-7180
Email: mail@intec.com.au
Website: www.intec.com.au
ASX code: INL

Companies Announcements Office
Australian Stock Exchange

22 March 2007

Termination of Jervois Merger Proposals

I confirm the lodgement today by Jervois Mining Ltd (ASX code: JRV) of the attached announcement, to the principal effect that both merger proposals put to JRV by Intec Ltd (ASX code: INL) are ended.

Yours faithfully,
Intec Ltd

Philip R Wood
Managing Director & Chief Executive Officer



JERVOIS MINING LIMITED
A.B.N. 52 007 626 575

22 March 2007

Australian Stock Exchange Limited
Exchange Centre
Level 10
20 Bond Street
SYDNEY NSW 2000

ASX ANNOUNCEMENT

Re: Intec Ltd

The Board of Jervois Mining Limited (ASX: JRV, "Jervois") recently advised the market that Intec Ltd (Intec) had requested a meeting with the Board of Jervois (ASX announcement 9 March 2007).

The Board has now met with Intec and has subsequently considered proposals that were presented at that meeting.

After deliberation, the Board has formed the view that the proposals are not in the best interests of Jervois shareholders and do not accurately reflect the real value of the Company's assets and its potential going forward as a Nickel and Cobalt producer.

Jervois owns the Young Nickel/Cobalt Project in Central NSW, which contains 1.6 million tonnes of nickel metal and 168,000 tonnes of cobalt metal. The company aims to produce 60,000 tonnes per annum of nickel and 6,000 tonnes per annum of cobalt in concentrate. The Company has funded its own research into the hydrometallurgical processing of the metals found at its Young deposit which has yielded excellent recoveries in both nickel and cobalt.

The Board has advised Intec of its position and Intec has confirmed that the merger proposals are at a end.

Yours faithfully,

DUNCAN C. PURSELL
MANAGING DIRECTOR

For further information contact:

Duncan Pursell	Lou Caruana
Managing Director	Media Consultant
Jervois Mining Ltd	Farrington National
(03) 9670 3766	Mob: 0413 486 155

or visit the website - www.jervoismining.com.au

F:\ASXLimited\SpecialAnnouncements\06-07 Announcements\Intec Ltd 220307.doc



BASS METALS LTD

22 March 2007

The Manager Companies
Company Announcements
Australian Stock Exchange
20 Bridge Street
Sydney NSW 2000

By: e-lodgement (ASX code: BSM)

Dear Sir

RE: FORM 604 'NOTICE OF CHANGE OF INTERESTS OF SUBSTANTIAL HOLDER'

Please find attached a Form 604 'Notice of Change of Interests of Substantial Holder' received today from Intec Hellyer Metals Pty Ltd.

Yours sincerely

Susan Hunter
Company Secretary

Suite 5/2 Richardson Street WEST PERTH WA 6005
PO Box 1330 WEST PERTH WA 6872
Telephone (08) 9322 8044 Facsimile (08) 9481 2846
www.bassmetals.com.au

Form 604

Corporations Act 2001
Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme: Base Metals Ltd (BSM)

ACN/ARSN: 109 933 995

1. Details of substantial holder (1)

Name: Intec Hellyer Metals Pty Ltd (A wholly owned subsidary of Intec Ltd)

ACN/ARSN (if applicable): 104 931 768 | 001 150 849

There was a change in the interests of the substantial holder on: 21/03/2007

The previous notice was given to the company on: 03/11/2006

The previous notice was dated: 03/11/2006

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
FULLY PAID ORDINARY	11,700,000	18.48%	12,704,007	19.98%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
19.03.07	Intec Hellyer Metals P/L	Exercise of December 2007 options	$0.25	ORD	250,000
20.03.07	Intec Hellyer Metals P/L	On market acquisition	$0.30	ORD	250,000
21.03.07	Intec Hellyer Metals P/L	On market acquisition	$0.30	ORD	264,007
22.03.07	Intec Hellyer Metals P/L	On market acquisition	$0.30	ORD	240,000

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
Intec Hellyer Metals P/L	Intec Hellyer Metals P/L	Intec Hellyer Metals P/L	Beneficial	ORD 12,704,007	12,704,007

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
N/A	

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Intec Hellyer Metals P/L	Gordon Chiu Building J01, Department of Chemical Engineering, Maze Crescent, University of Sydney NSW 2006

Signature

print name Grahame Clegg capacity Secretary

sign here [signature] date 22/03/2007

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 6 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(6) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification

applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(7) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown".

(9) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

Intec Ltd ABN 25 001 150 849

Superior and Sustainable Metals Production

Gordon Chiu Building J01
Department of Chemical Engineering
Maze Crescent
University of Sydney NSW 2006
Australia

Phone: 02-9351-6741
Fax: 02-9351-7180
Email: mail@intec.com.au
Website: www.intec.com.au
ASX code: INL

Companies Announcements Office
Australian Stock Exchange

26 March 2007

Change in INL shareholding in JRV

As noted in the attached Form 605 (Notice of Ceasing to be a Substantial Holder), Intec Ltd (ASX Code: INL) has sold a portion of its shareholding in Jervois Mining Limited (ASX Code: JRV) subsequent to the announcements by both companies on 22 March 2007 to the effect that the two merger proposals put by INL to the JRV Board had been ended.

As announced on 23 February 2007, INL originally purchased JRV shares on-market and then pursuant to JRV's recent two-for-five rights issue and the ensuing protracted rights issue shortfall placement (each right comprised a 1 cent JRV share together with a free attaching 1 cent JRV option) at an overall average price of 1.16 cents per JRV share (fully diluted and inclusive of the presumed future payment of the 1 cent exercise price for each of INL's JRV options).

INL has since sold on-market at an average price of 2.73 cents per JRV share and **INL now retains 8.33% of JRV on a fully diluted basis at an entry cost of less than zero** (even after taking into account the cost of the presumed future exercise by INL of 107.2 million 1 cent JRV options).

INL thus remains JRV's largest shareholder (and by far JRV's largest shareholder on a fully diluted basis), at no net cost to INL. Assuming the current JRV share price of 2.7 cents and 1,726,487,114 JRV shares on issue, JRV has a market capitalisation (inclusive of the 1.9 cents calculated weighted average value (using 100% volatility) of each its 365,313,742 unlisted options) of $53,275,799. INL's 3.89% JRV share interest (67,095,473 JRV shares) and 29.34% JRV options interest (107,200,000 JRV options) are worth $1,811,578 and $1,929,600 respectively: in aggregate $3,741,178.

INL is disappointed that the Board of JRV didn't share INL's vision of co-operation in relation to JRV's nickel laterite assets, which are large and well-situated, but complex and relatively low grade, thus requiring an as-yet-to-be-developed technology to support their commercial exploitation. The proposed technologies under development offer promise, but will require significant expenditure over a lengthy period, as well as skilled personnel and suitable local demonstration plant and testing facilities, to achieve commercial application. Intec's merger proposals offered all of these benefits at an implied projects valuation that recognised the very significant cost, time and technical challenges involved in commercial development of these difficult resources..



As JRV's largest shareholder, INL retains a keen interest in observing how successfully JRV advances its various projects, in the knowledge that Intec's shareholders can at no net cost to themselves share in any success JRV may have and/or in any further upside in the JRV share price.

Yours faithfully,
Intec Ltd

Philip R Wood
Managing Director & Chief Executive Officer

Form 605

Corporations Act 2001
Section 671B

Notice of ceasing to be a substantial holder

To Company Name/Scheme: Jervois Mining Limited (ASX code: JRV)

ACN/ARSN: 007 626 575

1. Details of substantial holder (1)

Name: Intec Ltd (ASX code: INL)

ACN/ARSN (if applicable): 001 150 849

The holder ceased to be a substantial holder on 23/03/2007

The previous notice was given to the company on 09/03/2007

The previous notice was dated 09/03/2007

2. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest (2) of the substantial holder or an associate (3) in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (4)	Consideration given in relation to change (5)	Class (6) and number of securities affected	Person's votes affected
22/03/2007	Intec Ltd	On market sale	$2,687,416.05	Ordinary 98,325,310	5.70%
23/03/2007	Intec Ltd	On market sale	$631,500.00	Ordinary 26,000,000	1.51%

3. Changes in association

The persons who have become associates (3) of, ceased to be associates of, or have changed the nature of their association (7) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association

4. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Intec Ltd	Gordon Chiu Building, J01 Maze Crescent, Department of Chemical Engineering University of Sydney NSW 2006

Signature

print name: Philip R Wood

capacity: Managing Director & CEO, Intec Ltd

sign here: Philip R. Wood

date: 26/03/2007

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 4 of the form.

(2) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(3) See the definition of "associate" in section 9 of the Corporations Act 2001.

(4) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(5) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(6) The voting shares of a company constitute one class unless divided into separate classes.

(7) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.


Intec Ltd

ABN 25 001 150 849

Superior and Sustainable Metals Production

Gordon Chiu Building J01
Department of Chemical Engineering
Maze Crescent
University of Sydney NSW 2006
Australia

Phone: 02-9351-6741
Fax: 02-9351-7180
Email: mail@intec.com.au
Website: www.intec.com.au
ASX code: INL

Companies Announcements Office
Australian Stock Exchange

29 March 2007

Increase in INL shareholding in BSM

As noted in the attached Form 604 (Notice of Change of Interests of Substantial Holder), Intec Ltd (ASX Code: INL) exercised all of its 2,000,000 25 cents options in Bass Metals Limited (ASX Code: BSM) early, in order to have taken its shareholding in BSM to approximately 22% on the 28 March 2007 Record Date for the early current BSM rights issue.

The increase of INL's relevant interest in BSM beyond 20% without launching a takeover bid was authorised (pursuant to the exception contained in Section 611(7) of the Corporations Act) by Resolution 2 of the General Meeting of BSM (formerly Resource Finance & Investments Limited) of 21 March 2005.

The strong support by the Board and Management of INL for their BSM counterparts is reflected in both the above-mentioned exercise of options, INL's intended full take-up of its rights under BSM's current rights issue and INL's A$1.5 million sub-underwriting of that rights issue.

At the operational level, processing through the Intec Hellyer Mill of 2,000 tonnes of high zinc grade ore from BSM's trial mining at Que River commenced yesterday. Following the expected success of this trial, it is anticipated that the Letter of Intent between BSM and the Hellyer Zinc Concentrate Project (HZCP) Joint Venture parties will quickly proceed to formal agreement for the treatment of approximately 100,000tpa of zinc ore grading 8 -15% zinc (plus substantial lead and silver credits) from BSM's Que River Mine.

Production by the HZCP at the Intec Hellyer Mill of bulk zinc concentrate from the Hellyer tailings is proceeding well. The tailings grade being fed to the Mill is now regularly 2.8%, with dredging rates last week exceeding target levels. Mill recoveries have fluctuated above and below target throughout the last month, but the overall ramp-up in concentrate production has been encouraging, with operating costs consistently below target levels.


ASX code: INL

The HZCP loaded its second ~5,000 tonnes shipment of bulk zinc concentrate at the Port of Burnie on 27 March 2007, leaving ~3,000 tonnes at port awaiting the next scheduled shipment in mid-April. Thus the HZCP production is approaching the point of regular monthly shipments.

The incorporation of high-grade zinc-bearing ore from BSM's Que River Mine offers the potential to increase the overall quantity and quality of zinc bulk concentrate production by the HZCP and thus to further enhance the HZCP's economics, whilst providing BSM with excellent near-term cashflow at minimal up-front capital cost.

Each of INL and BSM bring specific strengths to their collaboration: BSM does so in geology, exploration and (in joint venture with Mancala Pty Ltd) mine development, and as holders of by far the largest and most prospective area of exploration tenements in northwestern Tasmania; and INL does so in cashflow positive concentrate production (in joint venture with Polymetals) as owner of the Intec Hellyer Mill and Hellyer tailings resource.

Additionally, INL will shortly be announcing its innovative process flowsheet and project plans to unlock significant future value at Hellyer by production of additional saleable zinc units from its own EAF dust stockpile and Zeehan Residues resources.

Yours faithfully,
Intec Ltd

Philip R Wood

Philip R Wood
Managing Director & Chief Executive Officer

Form 604

Corporations Act 2001
Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme: Bass Metals Ltd (BSM)

ACN/ARSN: 109 933 995

1. Details of substantial holder (1)

Name: Intec Hellyer Metals Pty Ltd (A wholly owned subsidary of Intec Ltd)

ACN/ARSN (if applicable): 104 931 768 001 150 849

There was a change in the interests of the substantial holder on 28/03/2007

The previous notice was given to the company on 22/03/2007

The previous notice was dated 22/03/2007

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
FULLY PAID ORDINARY	12,704,007	19.98%	14,704,007	21.99%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
28.03.2007	Intec Hellyer Metals P/L	Exercise of July 2007 options	$0.25	ORD	2,000,000

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
Intec Hellyer Metals P/L	Intec Hellyer Metals P/L	Intec Hellyer Metals P/L	Beneficial	ORD 14,704,007	14,704,007

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Intec Hellyer Metals P/L	Gordon Chiu Building J01, Department of Chemical Engineering, Maze Crescent, University of Sydney NSW 2006

Signature

print name Grahame Clegg capacity Secretary

sign here date 29/03/2007

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 6 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(6) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(7) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write

"unknown".

(9) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

JERVOIS MINING LIMITED

A.B.N. 52 007 626 575





2 April 2007

Australian Stock Exchange Limited
Exchange Centre
Level 10
20 Bond Street
SYDNEY NSW 2000

ASX ANNOUNCEMENT

Re: Merger Proposals By Intec Ltd

In response to queries from shareholders, the Board of Jervois Mining Limited offers the following comments in relation to the recent merger proposals by Intec Limited.

The board of Jervois Mining Ltd (Jervois) terminated recent merger discussions with Intec Ltd (INL) when it became obvious INL could not bring sufficient value to the proposed transaction.

Shareholders will recall INL recently acquired a large number of Jervois shares and subsequently sold these shares at a profit after the merger discussions were terminated.

Jervois Directors quickly resolved that the 'proven technology', claimed by INL in its announcement of 23 February, 2007, was neither appropriate nor relevant to the company's nickel laterite project at Young.

The Jervois Board has also determined that the work being undertaken for the company by Canadian consultant, Dr Bryn Harris, on chloride extraction technology for nickel laterites, is far more advanced than work being carried out by other companies, including INL.

INL claim that their demonstration plant at Burnie in Tasmania, would have been beneficial for testing the Young laterite. The demonstration plant has a capacity of only 1,500 tonnes a year. To adequately test the nickel laterites at Young a demonstration plant of 20,000 to 50,000 tonnes a year is required, rendering the INL test facility proposal unrealistic and inadequate.

It also became clear to Jervois Directors that the only asset that INL could bring to any merger proposal, were the remnant mine tailings at the Hellyer mine in north west Tasmania. INL's metal recovery technology is unable to economically recover precious metal from the Hellyer tailings and is only able to recover zinc metal. INL's merger proposal would only have been worthy of consideration if the precious metals were capable of being recovered.

The Jervois Board determined that the proposal did not create any real additional value for Jervois shareholders.

The Jervois Board remains committed to creating value for shareholders through the development of a suitable technology for the economically viable production of nickel from the large laterite deposit at Young in NSW.

By Order of the Board,

DUNCAN C. PURSELL
MANAGING DIRECTOR


Intec Ltd

ABN 25 001 150 849

Superior and Sustainable Metals Production

Gordon Chiu Building J01
Department of Chemical Engineering
Maze Crescent
University of Sydney NSW 2006
Australia

Phone: 02-9351-6741
Fax: 02-9351-7180
Email: mail@intec.com.au
Website: www.intec.com.au
ASX code: INL

Companies Announcements Office
Australian Stock Exchange

4 April 2007

Intec exits JRV share register

In response to the ASX announcement by Jervois Mining Ltd (ASX Code: JRV) of 2 April 2007, Intec Ltd (ASX Code: INL) has sold its entire issued shareholding in JRV for a gross profit of $2.5 million (excluding potential future profits following INL's exercise of its JRV options, detailed below).

INL does not intend to respond to the various opinions expressed in the abovementioned JRV announcement, except importantly to correct just one of JRV's statements (albeit quite irrelevant to JRV). Thus INL assures its shareholders that the Intec Process is well capable of the extraction and recovery of precious metals, including at Hellyer, and will do so wherever the relevant feedstock renders this economic. INL shareholders are reminded that the Intec Gold Process was first proven at the Brookvale pilot plant's successfully mass-balanced continuous campaign in 2004, where 96% of the contained gold was extracted and recovered from a refractory gold concentrate provided by Barrick Gold Corporation.

INL retains 107.2 million JRV options exercisable at 1 cent each, and this equates to 5.12% of JRV on a fully diluted basis. Assuming that they are 'in the money', INL intends to exercise these options at or before the 30 November 2007 exercise date, or prior to the record date of any earlier meeting of JRV shareholders.

Yours faithfully,
Intec Ltd

Philip R Wood
Managing Director & Chief Executive Officer



ASX code INL

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Intec Limited
ABN	25 001 150 849

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Philip Ronald Wood
Date of last notice	11 December 2006

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Philip R Wood Super Fund
Date of change	12 April 2007
No. of securities held prior to change	659,169 ordinary shares (as registered holder) 1,363,601 ordinary shares (indirectly) 2,047,035 unquoted employee options (expiry date 16 July 2007; exercise price $0.24625) 570,263 unquoted employee options (expiry date 26 November 2008; exercise price $0.10) 1,014,590 unquoted employee options (expiry date 24 February 2010; exercise price $0.069) 1,200,000 unquoted employee options (expiry date 30 August 2011; exercise price $0.11)
Class	Ordinary shares
Number acquired	30,000
Number disposed	Nil

+ See chapter 19 for defined terms.

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$0.17 per share
No. of securities held after change	659,169 ordinary shares (as registered holder) 1,393,601 ordinary shares (indirectly) 2,047,035 unquoted employee options (expiry date 16 July 2007; exercise price $0.24625) 570,263 unquoted employee options (expiry date 26 November 2008; exercise price $0.10) 1,014,590 unquoted employee options (expiry date 24 February 2010; exercise price $0.069) 1,200,000 unquoted employee options (expiry date 30 August 2011; exercise price $0.11)
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market trade

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Intec Limited
ABN	25 001 150 849

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Ian Wargent Ross
Date of last notice	11 December 2006

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	ROSS SUPER FUND PTY LTD
Date of change	23 April 2007
No. of securities held prior to change	217,919 ordinary shares (as registered holder) 200,000 ordinary shares (indirectly) 329,783 unquoted employee options (expiry date 24 February 2010; exercise price $0.069) 400,000 unquoted employee options (expiry date 30 August 2011; exercise price $0.11)
Class	Ordinary shares
Number acquired	50,000
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$0.155 per share

+ See chapter 19 for defined terms.

No. of securities held after change	217,919 ordinary shares (as registered holder) 250,000 ordinary shares (indirectly) 329,783 unquoted employee options (expiry date 24 February 2010; exercise price $0.069) 400,000 unquoted employee options (expiry date 30 August 2011; exercise price $0.11)
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market trade

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Form 604

Corporations Act 2001
Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme	Bass Metals Ltd (BSM)
ACN/ARSN	109 933 995

1. Details of substantial holder (1)

Name	Intec Hellyer Metals Pty Ltd (A wholly owned subsidary of Intec Ltd)
ACN/ARSN (if applicable)	104 931 768 001 150 849

There was a change in the interests of the substantial holder on	24/04/2007
The previous notice was given to the company on	28/03/2007
The previous notice was dated	28/03/2007

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
FULLY PAID ORDINARY	14,704,007	21.99%	19,645,157	23.49%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
23.04.2007	Intec Hellyer Metals P/L	Participation in rights issue	$0.28	ORD	4,941,150

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
Intec Hellyer Metals P/L	Intec Hellyer Metals P/L	Intec Hellyer Metals P/L	Beneficial	ORD 19,645,157	19,645,157

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Intec Hellyer Metals P/L	Gordon Chiu Building J01, Department of Chemical Engineering, Maze Crescent, University of Sydney NSW 2006

Signature

print name Grahame Clegg capacity Secretary

sign here date 26/04/2007

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 6 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(6) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(7) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write

"unknown".

(9) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Intec Limited
ABN	25 001 150 849

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Trevor Abel Jones
Date of last notice	28 February 2007

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest	Claronga Pty Ltd (The Jones Family Account)
Date of change	24 April 2007
No. of securities held prior to change	Nil
Class	Ordinary shares
Number acquired	350,000
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$0.15 per share
No. of securities held after change	350,000 ordinary shares (indirectly)
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market trade

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001

Name of entity	Intec Ltd
ABN	25 001 150 849

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Trevor Abel Jones
Date of last notice	28 February 2007

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Claronga Pty Ltd (The Jones Family Account)
Date of change	24 April 2007
No. of securities held prior to change	419,075
Class – where change occurred	Ordinary shares
Number acquired	350,000
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$0.15 per share
No. of securities held after change	769,075 ordinary shares (indirectly)
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market trade

Part 2 – Change of director's interests in contracts – PR Wood

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	



ABN 25 001 150 849

Superior and Sustainable Metals Production

Gordon Chiu Building J01
Department of Chemical Engineering
Maze Crescent
University of Sydney NSW 2006
Australia

Phone: 02-9351-6741
Fax: 02-9351-7180
Email: mail@intec.com.au
Website: www.intec.com.au
ASX code: INL

Companies Announcements Office
Australian Stock Exchange

27 April 2007

BSM March 2007 Quarterly Report

Please see attached the March 2007 Quarterly Report of Activities and Cashflows of Bass Metals Ltd (ASX Code: BSM). BSM is Intec's 23.5%-owned partner in the exploration for, and mining of, base and precious metals in northwestern Tasmania, particularly in the vicinity of the Intec Hellyer Mill.

Mr Kieran Rodgers is a Director of both INL and BSM.

Yours faithfully,

Philip R Wood
Managing Director & Chief Executive Officer



ASX code: INL

BASS METALS LTD
ABN 31 109 933 995

27 April 2007

The Manager Companies
Company Announcements
Australian Stock Exchange
20 Bridge St
Sydney NSW 2000

Dear Sir

MARCH 2007 QUARTERLY REPORT OF ACTIVITIES & CASHFLOW

Base Metals

Mine Development –Que River

- Completion of the trial test pit with a total of 1,765 tonnes being mined grading 15.5% Zn, 8.9% Pb, 3oz./t Ag and 3 g/t Au.
- Trial processing commenced in late March and was completed on 12th April. Whilst plant assays are still pending early indications from the processing trial are positive.
- All statutory approvals required to commence mining have been received.
- Commencement of full-scale production from Que River is subject to final review of all plant and metallurgical results and negotiation and finalisation of a binding Ore Sales Agreement, hopefully in the next few weeks.

Exploration Activities

Hellyer Mine Project

- A review of historical data for the Hellyer deposit has identified several targets including:
  - Southern Feeder Zone - 4.0m at 12.9% Cu & 2oz./t Ag
  - Central Feeder Zone - 44.3m at 1.7% Cu, 3.3% Zn, 5.4% Pb & 3oz./t Ag
    - 5.0m at 6.1% Cu, 2.6% Zn, 1.5% Pb & 2 oz./t Ag
  - Southern Barite Lens - 6.2m at 24% Zn, 10.7% Pb, 1.1% Cu 5 oz./t Ag & 2.6g/t Au
    - 4.7m at 9.3% Zn, 6.3% Pb, 7oz./t Ag & 5.4 g/t Au.
- Potential to delineate Mineral Resource from high-grade remnant mineralisation.

Zinifex Hellyer Exploration Alliance (HEA)

- A further 3 diamond drill holes completed of a 19 hole programme testing 13 new Hellyer-Que River style mineralised targets.

Regional Base Metal Exploration

- Significant mineralisation intersected in the first drill hole testing coincident soil and geophysical anomalies at the Iris River Prospect comprising **3.5m at 0.1% Cu, 5.0% Pb, 1.1% Zn, 4oz./t Ag and 1.1 g/t Au.**

Gold

Compilation work started on the Sterling Valley gold prospects recently acquired from Saracen Mineral Holdings Limited. Follow-up of better results such as **7.7m at 3.8 g/t Au** and **3.7m at 5.9 g/t Au** is planned.

Nickel & Platinum Group Metals (PGM)

The Heazlewood tenement has historic nickel and PGM workings and occurrences recorded in prospective geological setting. During the Quarter the Company commenced the first systematic evaluation with the start of a regional soil sampling programme which is ongoing.

Corporate Administration

- Current cash at bank comprises $1.5 million, net of contribution of option exercise funds.
- During the Quarter 3.56 million ordinary shares were issued by the Company due largely to options being exercised.
- Rights issue announced to raise approximately $4.4 million.

Commentary

Market volatility and investor uncertainty
During the March Quarter against a backdrop of Market volatility investor interest appeared focussed on the Company's production plans at Que River with uncertainty revolving around four key issues:

- cash position which as at the end of December was $1.6 million;
- timing of government approvals for Que River which were being delayed;
- commencement of the trial mining and processing programme; and
- zinc price.

Has this been addressed?
The Company considers it has largely dealt with these issues in the last Quarter, in so much as:

a. A rights issue, underwritten to $4 million will address the funding issue enabling the Company to maintain its aggressive exploration and development programme.
b. Complete Government approvals for the Stage 1 Mine Plan were received in March.
c. The Que River trial phase is complete with early results from the processing phase very encouraging of a positive outcome, subject to final plant and metallurgical results.
d. And finally in terms of the zinc price, whilst that is beyond our control, recent comments in the press from Mr Greig Gailey, CEO of Zinifex Limited a major global zinc producer and Bass Metals' exploration alliance partner at Hellyer, provide credible insight into the zinc price environment. Mr Gailey was reported to say "despite the correction, zinc was still averaging 113% higher this fiscal year, thanks to strong demand and low stocks. These factors are expected to continue supporting a zinc price that is well above long-term average levels for some time to come".

Que River production is the immediate priority!
Management's priority in the short term is to start mine production at Que River! The processing trial reports will be completed in early May and hopefully a short period of negotiations will follow thereafter to finalise a binding Ore Sales Agreement. This is the last hurdle to Bass Metals becoming a "producer".

Bass Metals a diversified emerging mining house.
Notwithstanding the current focus on Que River it is important to maintain a proper perspective on all of the Company's activities and assets. We are structuring our activities into distinct *business units* namely, the Base Metals, the Gold and the Nickel-PGM business units. The Base Metals unit is the most mature with an emerging mine, and the advanced project at Hellyer potentially contributing resources and production in the short to medium term. However, the Gold unit is also a significant asset with a large scale advanced project at Mt Charter (380,000 oz. Au Eq.) and a range of prospects and targets to underpin and grow this asset base. The Avebury Nickel deposit (*158,000t contained nickel in resources*) illustrates the nickel potential of this district and Bass Metals has several excellent, albeit early stage prospects to further realise both the nickel and PGM potential.

A major discovery remains a core objective.
Each business unit of the Company is actively trying to grow and develop its resources. Whilst we are heading toward production, we are also maintaining our "elephant hunt". Through the next quarter there will be up to three drill rigs on our properties testing new targets – this will include the first drill test of the Bass Metals Pb-Zn-Au soil anomalies at the Dora Prospect, drill testing for a repeat lens position beneath S-Lens at Que River and drilling for Hellyer style deposits around the Hellyer leases.

Please find further details on our programmes following and on behalf of the Directors and staff I look forward to providing further updates.

Yours sincerely

Mike Rosenstreich
Managing Director

Suite 5/2 Richardson Street WEST PERTH WA 6005
PO Box 1330 WEST PERTH WA 6872
Telephone (08) 9322 8044 Facsimile (08) 9481 2846
www.bassmetals.com.au

MARCH 2007 QUARTERLY ACTIVITIES REPORT

A. BASE METALS

A1.0 Mine Development – Que River

Figure 1: Que River Site Layout Plan



Haulage to Hellyer
Water Treatment Plant
Heavy Vehicle Haulage Routes
Settling Dam Waste Dump
To Murchison Highway
Fuel Storage
ROM Pad
Main Gate
Pit Areas
Highway and Office Access
Pit & Office Access Intersection
Waste Dump Access
Office & Workshop
Explosives Magazines

A1.1 Drilling and Mineral Resource Estimation

During the quarter the company completed the Que River Project drilling programs regarded as essential prior to commencing production. A total of 686 metres of diamond core drilling comprising eight holes was completed to infill and upgrade current Mineral Resources at S Lens, Nico Lens and QR32 Lens.

Assay results returned during the Quarter and drill hole details for all holes are summarised in Attachment 1 and a general location diagram is presented in Figure 1.

Suite 5/2 Richardson Street WEST PERTH WA 6005
PO Box 1330 WEST PERTH WA 6872
Telephone (08) 9322 8044 Facsimile (08) 9481 2846
www.bassmetals.com.au

Highlights include:

QR32 Lens

- 7.45 metres at 11.5% Zn, 6.7 % Pb, 190 g/t Ag and 2.6 g/t Au from 50.55 metres downhole (QRD1276)
- 5.85 metres at 12.1% Zn, 6.9 % Pb, 116 g/t Ag and 2.1 g/t Au from 50.25 metres downhole (QRD1278)
- 8.4 metres at 7.5% Zn, 3.9 % Pb, 76 g/t Ag and 1.1 g/t Au from 39.6 metres downhole (QRD1279)

Nico Lens

- 5.6 metres at 3.6% Zn, 2.5 % Pb, 36 g/t Ag and 0.8 g/t Au from 50.4 metres downhole (QRD1284)

Drilling by the company at QR32 Lens has extended the previously recognised limits of this lens some 75m up plunge from that defined by historic drilling, to near surface. High grade mineralisation has been intersected over average true widths of 2.5m. Although now closed off to the south, the lens remains open for 40m to the north at shallow depths as shown in Figure 2.

The final three holes of the proposed program at Nico Lens focused on the upper-northern part of the lens and confirmed the presence of Pb-Zn mineralisation at shallow levels. Geological logging and currently available assays indicate thickness and grade in this part of Nico Lens is consistent with the 2006 Mineral Resource estimate reported previously. Potential remains for a modest shallow northerly extension of the lens.

Assays from an exploration hole beneath a gold rich gossan, 40m west of S Lens, confirm that no significant mineralisation was intersected at shallow depth below the gossan.

Figure 2: QR32 long section.

Suite 5/2 Richardson Street WEST PERTH WA 6005
PO Box 1330 WEST PERTH WA 6872
Telephone (08) 9322 8044 Facsimile (08) 9481 2846
www.bassmetals.com.au

A1.2 TRIAL PIT

During the Quarter a Test Pit to provide a bulk sample for process testing was completed. A reconciled total of 1,765 tonnes grading 0.9% Cu, 8.9% Pb, 15.5% Zn, 109g/t Ag and 3.02g/t Au was extracted. The test pit also provided valuable data on geotechnical parameters and waste rock characterisation. A sample of the ore was crushed at the Que River site to 100% passing 10mm and hauled to the Hellyer mill site. The mining, crushing and haulage was managed by Mancala Mining Pty Ltd and generally went according to plan and budget.

A1.3 TRIAL PROCESSING

The Hellyer mill is the preferred destination for the Que River ore through an ore sale arrangement. The plant is located 4km north of Que River along an established internal haul road. It is owned by Intec Ltd and in a 50:50 joint venture with Poly Metals Group (IPJV) has been re-commissioned to reprocess the Hellyer tailings to produce a bulk zinc-lead concentrate.

Any Ore sales agreement between IPJV and Bass Metals is subject to the successful completion of the trial processing of the Que River bulk sample. At the end of the Quarter the processing had started well with an immediate positive response evident in the plant in terms of zinc recovery to concentrates. Early problems handling the fine, wet Que River ore were overcome and the trial was completed on 12th April. Assay and metallurgical testwork results from the plant sampling programme will start to become available in early May.

A1.4 STATUTORY APPROVALS

On the 15 March 2007 the Company received approval from the Board of Environmental Management and Pollution Control for the Development Proposal & Environmental Management Plan covering the proposed Que River mine development. On the 21 March approval from the Waratah Wynyard Council for the Development Application was received. No further approvals are required to commence mining at Que River.

A1.5 QUE RIVER – THE NEXT STEPS

Full scale open pit mining at Que River will commence as soon as practical subject to the satisfactory negotiation and execution of a binding Ore Sales agreement with IPJV anticipated to occur in May.

Que River is an important development for the Company with significant upside potential;

1. The financial models used to evaluate the project assumes that only zinc, lead and silver contribute to the revenue stream with possible copper and gold revenue streams still to be fully evaluated. Investigations to optimising the Hellyer circuit to recover gold and copper are on-going.
2. Stage 1 is considered the first of 4-stage potential mining development which could generate a 3 to 5 year mine life at Que River with significant further exploration upside.
3. Untested exploration targets remain at Que River, for example untested geophysical targets beneath S-Lens which may represent new lens positions.

A2.0 Base Metal Exploration Activities

A2.1 HELLYER MINE PROJECT

History

The Hellyer Mine Project (HMP) is a new initiative by the Company to identify "near-term" mining opportunities in and around the historic Hellyer Mine. With full scale production likely at Que River in the near term, it is important to rapidly build–up the Mineral Resource inventory by following up on targets remaining from the Western Metals/Aberfoyle Hellyer mine operation which closed in 2000.

Suite 5/2 Richardson Street WEST PERTH WA 6005
PO Box 1330 WEST PERTH WA 6872
Telephone (08) 9322 8044 Facsimile (08) 9481 2846
www.bassmetals.com.au

The Hellyer deposit has a published pre-mining Mineral Resource of 16.9Mt grading 13.8% zinc, 7.2% lead, 0.4% copper, 167g/t silver and 2.5g/t gold. It was mined between 1986 and 2000 as a large scale underground mine with production peaking at around 1.5Mtpa with ore treated at the Hellyer flotation concentrator plant. The large scale of the Hellyer mine operation, the style of mineralisation and the major improvement in metal prices creates significant opportunities for Bass Metals to increase its resource inventory and possibly its production profile in the near to medium term.

The Opportunity
The USD, cash price for zinc and copper for the major portion of the historic Hellyer mine operations was US$1,184/t (US$0.54/lb) and US$2,200/t (US$1.0/lb) respectively. The current zinc and copper USD cash prices are approximately US$3,700 (US$1.48/lb) and US$5,705 (US$2.59/lb) – creating opportunities to follow-up on resources and intercepts not considered attractive when the mine was in operation. These opportunities illustrated in Figure 3 include:

1. Southern Feeder Zone (SFZ)
This target area refers to a large area of stockwork style sulphide veins containing high grade copper mineralisation, representing a feeder zone beneath the main Hellyer massive sulphide deposit and mine workings. The Company plans to follow-up better intercepts from historic drilling which include:

- 4.0m at 12.9% Cu & 70 g/t Ag
- 3.9m at 4.9% Cu & 40 g/t Ag (

2. Central Feeder Zone (CFZ)
The CFZ is an extensive target comprising both copper rich and zinc rich sulphide veins in a stockwork beneath the central portion of the Hellyer deposit and mine workings. Better intercepts warranting follow-up include:

- 44.3m at 1.7% Cu, 5.4% Pb, 3.3% Zn and 101 g/t Ag
- 39.2m at 1.8% Pb, 3.2% Zn & 23g/t Ag
- 5.0m at 3.5% Cu, 4.1% Pb, 4.9% Zn & 280g/t Ag
- 5.0m at 6.1% Cu, 1.5% Pb, 2.6% Zn & 56g/t Ag
- 3.0m at 1.4% Cu, 4.3% Pb, 6.7% Zn & 100 g/t Ag

3. Southern Barite lens
The Southern Barite lens lies immediately to the south of Hellyer deposit, offset by a fault. It represents a large mineralised target; 400m x 150m wide and extending over a vertical depth of 100m to 250m from surface. It is dominantly barite, potentially similar to the Company's Mt Charter deposit, and the barite component represents additional potential value. The lens has sparse drilling – but positive indications of resource potential such as better intercepts from historic drill holes of:

- 4.7m at 0.4% Cu, 6.3% Pb, 9.3% Zn, 420g/t Ag & 5.4 g/t Au
- 6.2m at 1.1% Cu, 10.7% Pb, 24% Zn, 156g/t g & 2.6 g/t Au

4. Remnant Mineralisation
The Company has estimated a potential remnant Mineral Resource of between 0.6 to 0.7Mt at grades of around 8% zinc, 5% lead, 100g/t silver and 2 g/t gold occurring in the immediate vicinity of the Hellyer mine workings. This estimate range is based on the historic "end of mine" resource block model and assumed mined voids. This resource potential will be reviewed with more detailed survey data and updated resource models prior to undertaking preliminary mine scoping studies.

Future Work - HMP

The HMP represents a substantial undertaking in terms of people and funding, which the Company has to date largely deferred in favour of the higher priority development of the more accessible Que River mining operation. The Company is looking at opportunities for early production from

Suite 5/2 Richardson Street WEST PERTH WA 6005
PO Box 1330 WEST PERTH WA 6872
Telephone (08) 9322 8044 Facsimile (08) 9481 2846
www.bassmetals.com.au

Hellyer and has prioritised the Southern Barite Lens for further work as soon drilling capacity becomes available. The HMP is an advanced high priority target.

Figure 3: Long Section of the Hellyer Deposit with target areas identified.


SOUTH
NORTH
Surface
Potential for small massive sulphide lenses within and adjacent to Southern Barite Lens
Hellyer - West Block (mined)
Hellyer - East Block (mined)
Potential for small massive sulphide lens within hangingwall adjacent to HL89A on 11150N
SFZ
CFZ
High grade Cu stringer vein potential in Southern and Central Feeders
Cu-Pb-Zn vein-stockwork potential in Central Feeder
LEGEND
Hellyer VHMS Orebody - Long Projection
Showing Major Remnants and Potential Target Areas
(with selected intersection composites)

A2.2 ZINIFEX HELLYER EXPLORATION ALLIANCE (HEA)

The HEA between Zinifex Limited and Bass Metals continues under the Company's management to test a series of targets in and around the Hellyer Mine lease prospective for new large scale high-grade zinc-lead-silver-copper gold deposits such as the world class Hellyer deposit. During the March Quarter a further 3 diamond drill holes were completed for a total of 1216.7 metres.

The HEA drill holes generally provided positive geological indications of mineralisation in the interpreted target areas though as yet no potentially economic mineralisation has been intersected. Sampling of the drill-core, in particular zones of alteration along with down-hole geophysical surveys may contribute to further refining the mineralisation target zones. The target positions are not necessarily sterilised by a single drill-hole. Downhole electro-magnetic (DHEM) surveys "see" away from the drill hole to assess the prospectivity of the area. DHEM surveys have been completed for drill-holes HED1 to HED5 with no significant anomalism interpreted.

A summary map showing the target locations, proposed and completed drill holes is presented in Figure 4. Assays have been received for two holes this quarter and are summarised in Table 1 below. Assay results are pending for HED 6 to HED 9, though no obvious mineralisation was intersected in these holes. DHEM surveys of HED 6 to HED 9 is scheduled to be conducted in the June Quarter.

Table 1 HEA Drilling Results Returned – March 2007 Quarter

From (m)	To (m)	Drilled Interval (m)	True Width (m)	Cu (ppm)	Pb (ppm)	Zn (ppm)	Ag (g/t)	Au (g/t)
Southeast Hellyer Targets								
HED 4								
No significant anomalism								
Transmission Line Targets								
HED 5								

Suite 5/2 Richardson Street WEST PERTH WA 6005
PO Box 1330 WEST PERTH WA 6872
Telephone (08) 9322 8044 Facsimile (08) 9481 2846
www.bassmetals.com.au

136	139.65	3.65	na	185	1235	2252	8	0.28
186	188	2	na	120	730	1960	7	0.63
HED 6								
Assay results pending								
HED7								
Assay results pending								
South Mt Charter Targets								
HED8								
Assay results pending								
HED9								
Assay results pending								

Figure 4. Target Location Map and completed/planned drill-holes.


390 000mE
392 500mE
5 397 500mN
BASS METALS LTD
HELLYER PROJECT
SUMMARY GEOLOGY & HEA TARGETS
HELLYER MINE
N
Hellyer East
Switchback
5 395 000mN
Que Fault
QUE RIVER MINE
Henty Fault
Mt Charter Fault
MT CHARTER DEPOSIT
0
1km
Footwall Style Alteration
Porphyritic Intrusive
Hellyer Basalt
Footwall Andesite
Lower Basalt
Mixed Volcanic Sequence (Dacite)
Que River Shale
Initial HEA Targets
Fault
Syncline/Anticline
BSM Hellyer Tenements
Saracen Tenements (Subject to purchase by BSM)
Complete Holes
Proposed Holes
Major road

A2.4 REGIONAL BASE METALS EXPLORATION

The Company has a very active regional and grass roots base metals focussed exploration programme. During the March Quarter the following activities were completed.

Bonds Range (Cu-Pb-Zn-Ag potential)
(EL28/2002 - 60% Bass Metals Ltd 40% Adamus Resources Limited)
Drilling commenced during the March Quarter at the Iris River Prospect with the completion of BRD001 and BRD002 with BRD003 ongoing for a total of 301.7m. To date only results for the mineralised portion of BRD001 have been received which returned:
3.5m at 0.1% Cu, 5.0% Pb, 1.1% Zn, 120ppm Ag, 1.1ppm Au from 88m, including 0.7m at 0.44% Cu, 21.6% Pb, 3.0% Zn, 3.65g/t Au, 550ppm Ag from 90.8m.

Drill holes BRD002 and BRD003 do not "geologically" appear as strongly mineralised as BRD001. Problematical drill rig access onto the central anomaly area which is covered by fragile button grass flora forced the drill holes to be sited off the central anomaly areas. However all three holes have intersected the Cambrian age Bonds Range Porphyry and the mineralisation in BRD001 and BRD002 suggests the possibility for hybrid volcanic hosted massive sulphide style and/or Devonian intrusion-related mineralisation. The Company is excited by the results received to date and intends a follow-up programme as soon as practicable.

Waratah (Pb-Zn-Ag potential)
(75% Bass Metals Ltd 25% Geoinformatics Exploration Inc)
The Company's initial focus is on the early mining potential of the historic Magnet Mine which according to MRT records produced **630,000t grading 5.7% Pb, 7.3% Zn and 394 g/t Ag** between 1895 and 1940. Work has commenced to compile and geo-reference the historic mine plans and exploration data.

Mt Selina (Cu-Pb-Zn-Ag & Au potential)
(EL29/2002 Mt Selina - 60% Bass Metals Ltd 40% Adamus Resources Limited)
A three hole diamond-drilling program testing Pb, Zn and Au in soil anomalies at the Dora prospect has been prepared and approved by the MRT. Drilling will start in late April on completion of the Bonds Range drill programme.

B. GOLD

B1.0 GOLD EXPLORATION

Preliminary data compilation work has commenced on the Sterling Valley gold prospects recently acquired from Saracen Mineral Holdings. The Sterling Valley Trend extends for approximately 4km along the Henty Fault. It includes the historic Sterling Gold mine (no production records) and several drill indicated zones of gold-arsenic-copper mineralisation. Better historic drill intercepts include:

- 7.7m at 3.8 g/t Au
- 3.7m at 5.9 g/t Au
- 17m at 1.5 g/t Au

The 1 million ounce Henty gold deposit lies approximately 5km south along the same Henty Fault trend. The objective at Sterling Valley is to delineate a high grade Henty style gold deposit in structures associated with the Henty Fault zone.

No work was undertaken on the advanced Mt Charter Gold project where the Company has delineated a shallow mineral resource of 380,000 ounces gold (equivalent) as reported in the previous Quarterly Report to ASX.

The Company has significant gold assets and is looking to recruit a dedicated gold geologist to grow the gold Mineral Resource inventory and evaluate development and processing options.

Suite 5/2 Richardson Street WEST PERTH WA 6005
PO Box 1330 WEST PERTH WA 6872
Telephone (08) 9322 8044 Facsimile (08) 9481 2846
www.bassmetals.com.au

C. NICKEL & PLATINUM GROUP METALS

C1.0 Heazlewood (Ni-Cu-PGM potential)

(EL31/2003 - 70% Bass Metals 30% Pioneer Nickel Limited)

This licence is considered prospective for nickel and platinum group metal deposits based on intrusive-related and carbonate-replacement base metal, and ultramafic/granite contact aureole (Avebury nickel style) deposit styles. Line cutting and sampling of the northern part of the Heazlewood soil grid has been ongoing throughout the quarter. A total of 15.5km have been gridded and sampled for 346 samples on a grid comprising 11 lines on 400x50m centres. The program represents the first systematic, tenement scale soil grid conducted in the area. This work programme is ongoing with results expected next Quarter.

C2.0 Whyte River (Ni potential)

(EL31/2003 - 70% Bass Metals 30% Pioneer Nickel Limited)

The Company has designed a soil geochemistry program over the interpreted position of ultramafic units on the Whyte River licence considered prospective for nickel. The details of the soil sampling programme are currently with MRT for approval. No work has previously been carried out to evaluate the nickel potential with the previous focus on the known gold and magnetite iron occurrences.

The Company has a QA/QC procedure for all assaying runs which involves submission of "blank" samples, assay standards and repeat samples at a frequency of approximately 1 per 25 samples submitted comprising approximately 10% of samples submitted. To date all results returned have been within acceptable limits.

All the drill samples submitted during the Quarter are half core and all sample preparation and analyses were carried by Ammtec Laboratories at its Burnie Research Laboratory. Gold and silver were analysed by fire assay using a 50g charge with base metals analysed using a triple acid digest and AAS finish.

The information within this report that relates to exploration results is based on information compiled by Mr Mike Rosenstreich who is a full time employee of the Company and is a Member of The Australasian Institute of Mining and Metallurgy. He has sufficient experience relevant to the styles of mineralisation and types of deposits under consideration and to the activities currently being undertaken to qualify as a Competent Person as defined in the 2004 edition of the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves and consents to the inclusion of this information in the form and context in which it appears in this report.

D. CORPORATE ACTIVITIES

At the end of the quarter the company's financial position stands at $1.51 million cash at bank. The cash position reflects:

- Contributions of $0.88 million through the exercise of options
- Exploration expenditure of $0.67 million after Zinifex's contribution to the HEA expenditure.
- Administration expenses of $0.33 million.

On the 15 March 2007 the Company announced a one for four renounceable rights issue to raise approximately $4.4 million underwritten to the extent of $4.0 million by Paterson's Securities Limited. The rights issue offered one New Share at a price of 28 cents for every four existing shares as at the entitlement date and one New Option for very four New Shares. The New Options have an exercise price of 40 cents and expire on 30 April 2010. Subsequent to the end of the March Quarter, the offer closed on the 18th April oversubscribed having raised approximately $4.7 million before costs.

During the Quarter the Company issued 3,535,021 shares as a result option exercise and 25,000 new shares issued under the Employee Share Purchase Plan. Securities issued under the rights issue will be allotted and issued in April.

Suite 5/2 Richardson Street WEST PERTH WA 6005
PO Box 1330 WEST PERTH WA 6872
Telephone (08) 9322 8044 Facsimile (08) 9481 2846
www.bassmetals.com.au

Figure 4: Regional tenement summary – current focus



360 000mE
400 000mE
Mid Cambrian Mount Read Volcanics
Devonian Granite
Major fault
Major deposits - in production
Major deposits - abandoned
Bass Metals Prospect
Bass Metals Target
Town
Major road
CURRENT REGIONAL ACTIVITY
BURNIE
BASS STRAIT
PENGUIN
EL04/2005 Highclere
5 440 000mN
EL52/2004 Loyateah
EL64/2004 Waratah
MAGNET
N
EL38/2005 Grass Ridge
EL51/2004 Wilmot
EL31/2003 Heazlewood
Mt. Bischoff 8
EL53/2004 Leven River
HEAZLEWOOD
Savage River
HELLYER PROJECT
IRIS RIVER
5 400 000mN
5 Que River
3 Hellyer
EL16/2005 Pinnacles
Mt Charter
EL36/2003 Whyte River
EL03/2005 Huskisson
EL28/2002 Bonds Range
EL48/2003 SAR's
NORTH ROSEBERY
EL36/2005 Paradise River
EL54/2004 North Rosebery
2 Rosebery
0 10 20km
EL47/2003 SAR's
7 Renison
4 Hercules
EL55/2004 SAR's
DORA
5 360 000mN
9 Avebury
6 Henty
EL29/2002 Selina
1 Mount Lyell
SOUTHERN OCEAN
STRAHAN
EL02/2006 Lynchford
BASS METALS LTD
TENEMENT LOCATION PLAN

LOCAL METAL ENDOWMENT

CAMBRIAN VHMS

Deposit	Mt	Cu%	Pb%	Zn %	Ag ppm	Au ppm
1 Mt Lyell	311	1.0	-	-	-	0.3
2 Rosebery	32	0.6	4.0	14.4	148	2.3
3 Hellyer	16.9	0.4	7.2	13.8	167	2.5
4 Hercules	3.3	0.4	5.5	-	171	2.8
5 Que River	3.3	0.7	7.4	13.3	195	3.3

DEVONIAN INTRUSION RELATED

Deposit	Mt	Cu%	Sn%	Ni%	Au g/t
6 Henty	2.8	-	-	-	12.5
7 Renison	31.1	-	1.4	-	
8 Mt. Bischoff	10.5	-	1.1	-	
9 Avebury	11.6	-	-	1.0	

Attachment 1: Drill Hole Assays and Location Summaries

Table 1 Que River Drilling Results – March Quarter 2007

From (m)	To (m)	Drilled Interval (m)	True Width (m)	Cu (%)	Pb (%)	Zn (%)	Ag (g/t)	Au (g/t)
PQ? Gossan / S-Lens North (Zinc-Lead Zone)								
QRD1275 - *No significant intercepts at Zn+Pb>5% COG*								
QR32 Lens								
QRD1276 (Zn+Pb>5% COG)								
50.55	58.00	7.45	3.5	0.3	6.7	11.5	190	2.6
QRD1277 (Zn+Pb>5% COG)								
35.70	37.20	1.50	1.3	0.4	7.9	13.3	143	1.8
QRD1278 (Zn+Pb>5% COG)								
50.25	56.10	5.85	3.2	0.3	6.9	12.1	116	2.1
QRD1279 (Zn+Pb>5% COG)								
39.60	48.00	8.40	7.0	0.2	3.9	7.5	76	1.1
QRD1280 (Zn+Pb>5% COG)								
49.05	50.95	1.90	0.9	0.1	3.3	7.6	58	0.3
Plus an eastern position or fault repeat of the QR32 position								
61.20	63.70	2.50	1.2	0.2	3.0	3.9	72	1.5
QRD1281 - *No significant intercepts at Zn+Pb>5% COG*								
QRD1282 - *No significant intercepts at Zn+Pb>5% COG*								
Nico Lens (intercepts are for Nico Lens position unless indicated otherwise)								
QRD1283 - *No significant intercepts at Zn+Pb>5% COG*								
Thin pyrite band in Nico hangingwall at (Au>1g/t COG)								
48.9	49.05	0.15	0.1	0.3	0.6	0.3	92	7.5
QRD1284 (Zn+Pb>5% COG)								
50.40	56.00	5.60	2.6	0.2	2.5	3.6	36	0.8
Plus mineralised clasts in Nico hangingwall								
42.00	43.00	1.00	0.4	0.1	2.2	3.2	20	0.7
Probable Nico West position								
81.85	82.80	0.95	0.4	0.3	6.5	9.9	153	1.4

Table 2 Que River drilling summary

HOLE	Lens	Collar North	Collar East	Collar RL	Azimuth	Dip	EOH (m)
QRD1281	QR32	7937.5	5186.9	692.9	90	-31	68.2
QRD1282	QR32	7937.6	5185.8	692.8	90	-57	80.7
QRD1283	Nico	7784.2	5160.4	689.7	270	-31	74.9
QRD1284	Nico	7826.5	5185.8	689.9	270	-63	89.6
QRD1285	Nico	7826.5	5185.0	689.9	270	-43	77.0
QRD1286	QR32	7925.1	5168.4	691.8	90	-66	116.6
QRD1287	QR32	7975.0	5160.4	689.6	90	-63	119.8
QRD1288	Nico	7826.0	5176.1	689.9	270	-33	59.4

Table 3 HEA drilling summary - March 2007 Quarter

HOLE	Target	Collar North	Collar East	Collar RL	Azimuth	Dip	EOH (m)
HED7a	Transmission Line target	8750.00	5397.00	671.00	273	53	348
HED8	South Mt Charter	3900.00	4440.00	707.00	277	55	422.70
HED9	South Mt Charter	3600.00	4390.00	715.00	277	56	446 (incomplete)

Table 3 Bonds Range Drilling Results – March Quarter 2007

From (m)	To (m)	Drilled Interval (m)	True Width (m)	Cu (%)	Pb (%)	Zn (%)	Ag (g/t)	Au (g/t)
BRD001 (>1% Pb+Zn cut-off)								
88.0	91.5	3.5		0.1	5.0	1.1	120	1.1
BRD001 (>5% Pb+Zn cut-off)								
90.8	91.5	0.7		0.44	21.6	3.0	550	3.65

Table 4 Bonds Range drilling summary

HOLE	Target	Collar North	Collar East	Collar RL	Azimuth	Dip	EOH (m)
BRD001	Pb-Zn anomaly	5400783	412997	835	154	-61	109
BRD002	Pb-Zn anomaly	5400783	412997	835	156	-38	120.7
BRD003	Pb-Zn anomaly	5400962	412932	835	315	-35	72*

** in progress*

Rule 5.3

Appendix 5B

Mining exploration entity quarterly report

Introduced 1/7/96. Origin: Appendix 8. Amended 1/7/97, 1/7/98, 30/9/2001.

Name of entity

Bass Metals Ltd

ABN	Quarter ended ("current quarter")
31 109 933 995	31 March 2007

Consolidated statement of cash flows

	Cash flows related to operating activities	Current quarter $A'000	Year to date (12months) $A'000
1.1	Receipts from product sales and related debtors	-	-
1.2	Payments for (a) exploration and evaluation	(669)	(2,705)
	(b) development	-	-
	(c) production	-	-
	(d) administration	(333)	(693)
1.3	Dividends received	-	-
1.4	Interest and other items of a similar nature received	20	81
1.5	Interest and other costs of finance paid	(2)	(6)
1.6	Income taxes paid	-	-
1.7	Other (provide details if material)		
	Net Operating Cash Flows	(984)	(3,323)
	Cash flows related to investing activities		
1.8	Payment for purchases of:		
	(a)prospects	-	(245)
	(b)equity investments	-	-
	(c) other fixed assets	(22)	(204)
1.9	Proceeds from sale of:		
	(a)prospects	-	-
	(b)equity investments	-	-
	(c)other fixed assets		
1.10	Loans to other entities	-	-
1.11	Loans repaid by other entities	-	-
1.12	Other (provide details if material)	-	-
	Net investing cash flows	(22)	(449)
1.13	Total operating and investing cash flows (carried forward)	(1,006)	(3,772)

+ See chapter 19 for defined terms.

1.13	Total operating and investing cash flows (brought forward)	(1,006)	(3,772)
	Cash flows related to financing activities		
1.14	Proceeds from issues of shares, options, etc.	884	4,155
1.15	Proceeds from sale of forfeited shares	-	-
1.16	Proceeds from borrowings	-	-
1.17	Repayment of borrowings	(3)	(11)
1.18	Dividends paid	-	-
1.19	Costs of share issues	-	(143)
	Net financing cash flows	881	4,001
	Net increase (decrease) in cash held	(125)	229
1.20	Cash at beginning of quarter/year to date	1,633	1,279
1.21	Exchange rate adjustments to item 1.20	-	-
1.22	**Cash at end of quarter**	1,508	1,508

Payments to directors of the entity and associates of the directors
Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.23	Aggregate amount of payments to the parties included in item 1.2	49
1.24	Aggregate amount of loans to the parties included in item 1.10	

1.25 Explanation necessary for an understanding of the transactions

All transactions with directors and their related parties are on normal commercial terms

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

2.2 Details of outlays made by other entities to establish or increase their share in projects in which the reporting entity has an interest

Financing facilities available

Add notes as necessary for an understanding of the position.

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities	Nil	Nil
3.2	Credit standby arrangements	Nil	Nil

Estimated cash outflows for next quarter

		$A'000
4.1	Exploration and evaluation	700
4.2	Development	750
	Total	1,450

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter $A'000	Previous quarter $A'000
5.1	Cash on hand and at bank	308	11
5.2	Deposits at call	1,200	1,622
5.3	Bank overdraft		
5.4	Other (provide details)		
	Total: cash at end of quarter (item 1.22)	1,508	1,632

Changes in interests in mining tenements

		Tenement reference	Nature of interest (note (2))	Interest at beginning of quarter	Interest at end of quarter
6.1	Interests in mining tenements relinquished, reduced or lapsed				
6.2	Interests in mining tenements acquired or increased				

+ See chapter 19 for defined terms.

Issued and quoted securities at end of current quarter

Description includes rate of interest and any redemption or conversion rights together with prices and dates.

		Total number	Number quoted	Issue price per security (see note 3) (cents)	Amount paid up per security (see note 3) (cents)
7.1	**Preference +securities** *(description)*				
7.2	Changes during quarter (a) Increases through issues (b) Decreases through returns of capital, buy-backs, redemptions				
7.3	**+Ordinary securities**	66,860,034	54,815,105	20 cents	20 cents
7.4	Changes during quarter (a) Increases through issues (b) Decreases through returns of capital, buy-backs	3,535,021 25,000		25 cents 22 cents	Fully paid ordinary shares
7.5	**+Convertible debt securities** *(description)*				
7.6	Changes during quarter (a) Increases through issues (b) Decreases through securities matured, converted	-	-	-	-
7.7	**Options** *(description and conversion factor)*	5,924,979 1,365,000 350,000 350,000 1,600,000 500,000	5,761,229 - - -	*Exercise price* 25 cents 25 cents 30 cents 35 cents 27.5 cents 37.5 cents	*Expiry date* 31.07.07 31.12.07 31.12.07 31.12.07 22.12.11 31.12.11
7.8	Issued during quarter	75,000		25 cents	31.12.07
7.9	Exercised during quarter	2,350,021 1,185,000		25 cents 25 cents	31.07.07 31,12,07
7.10	Expired during quarter				

+ See chapter 19 for defined terms.

7.11	**Debentures** *(totals only)*		
7.12	**Unsecured notes** *(totals only)*		

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act or other standards acceptable to ASX (see note 4).

2 This statement does give a true and fair view of the matters disclosed.

Sign here: Managing Director.................................. Date: 27 April 2007

Print name: Mike Rosenstreich

Notes

1 The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2 The "Nature of interest" (items 6.1 and 6.2) includes options in respect of interests in mining tenements acquired, exercised or lapsed during the reporting period. If the entity is involved in a joint venture agreement and there are conditions precedent which will change its percentage interest in a mining tenement, it should disclose the change of percentage interest and conditions precedent in the list required for items 6.1 and 6.2.

3 **Issued and quoted securities** The issue price and amount paid up is not required in items 7.1 and 7.3 for fully paid securities.

4 The definitions in, and provisions of, *AASB 1022: Accounting for Extractive Industries* and *AASB 1026: Statement of Cash Flows* apply to this report.

5 **Accounting Standards** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

== == == == ==

+ See chapter 19 for defined terms.



Intec Ltd

ABN 25 001 150 849

Superior and Sustainable Metals Production

Gordon Chia Building J01
Department of Chemical Engineering
Maze Crescent
University of Sydney NSW 2006
Australia

Phone: 02-9351-6741
Fax: 02-9351-7180
Email: mail@intec.com.au
Website: www.intec.com.au
ASX code: INL

30 April 2007

Companies Announcements Office
Australian Stock Exchange Limited

Quarterly Activities Report: Appendix 4C March 2007

On behalf of Intec Ltd (ASX code: INL, or the Company), I now attach the March 2007 Quarterly Report for Entities Admitted on the Basis of Commitments (Appendix 4C).

Highlights

- *INL's EBITDA in the March 2007 Quarter was approximately A$3.7 million, including payments subsequently received for the second zinc concentrate shipment on 27 March 2007 and the sale completed at the beginning of April of all shares (excluding options) in Jervois Mining Limited (JRV);*
- *The Hellyer Zinc Concentrate Project (HZCP) is now operating profitably, with production ramping up to monthly 'in-spec' shipments of ~5,000t, operating costs at or below target, and buoyant zinc/lead/silver prices;*
- *Trial processing of Bass Metals Ltd's (BSM's) high zinc grade Que River ore appears to have been successful, with likely favourable metallurgical recoveries and product outcomes. BSM has just completed a completely successful rights issue in which INL's participation took its BSM shareholding to 23.49%;*
- *The Ammtec report on 'steady state' operations at the Burnie Demonstration Plant (BDP) has been completed with a set of information and conclusions leading to setting up the BDP for commencement of the previously outlined Intec Hellyer Residues Project (IHRP) in the second half of 2007;*
- *The IHRP has progressed significantly towards completion in 2008. The Intec Process will be used to extract zinc, lead, and silver from electric arc furnace dust and potentially other zinc-bearing oxidised residues, followed by precipitation of high-grade zinc sulphide product. The IHRP plant at Hellyer will be Intec's first commercial-scale plant, generating substantial near-term cash flow through blending with, and enhancement of, the HZCP zinc bulk concentrate for sale of increased tonnages to the HZCP's existing customers. Because there is no zinc electrowinning required, the IHRP will have low capital and operating costs, together with short lead-times on design and construction; and*
- *Acquisition and then divestment of a strategic stake in JRV resulted in cash profits of A$2.5 million, with 107.2 million JRV options retained for an additional profit (marked to JRV's current market price) of A$1.6 million.*

+ See chapter 19 for defined terms.

engineering data for the updating of H.G. Engineering's 2004 Prefeasibility Study for the original Hellyer Metals Project (now substantially altered however by the HZCP and IHRP) by WorleyParsons, one of Australia's major engineering firms (with whom H.G. Engineering has recently merged), and by Intec's technical staff. The report interprets the large volume of data from the BDP operations, as well as significant follow-up optimisation work that has continued at Burnie and at Intec's University of Sydney laboratories during recent months.

Intec has received in-principle approval from the Tasmanian Department of Tourism, Arts and the Environment for the reconfiguration of the BDP, which will replicate the feedstock and conditions associated with the IHRP during the second half of 2007. Construction of the larger IHRP plant at Hellyer is expected to commence in 2008, with commissioning the same year.

Utilising much of the same equipment and technology, the use at the BDP of higher-grade feedstocks (primarily EAFD containing ~30-40% Zn) compared to the previous feed (primarily tailings, ~2.8% Zn) means that the same equipment can produce significantly more saleable product (~400tpa contained Zn, compared to ~30tpa).

Although too small a plant to be profit-generating, semi-commercial operation of the BDP delivers a number of important advantages, potentially even after the IHRP commences:

- It allows a means of trialling different feedstocks;
- It allows INL to test, at representative engineering scale, the effectiveness of changing parameters within the Intec Process, without risking interfering with cash-generating production;
- It continues to develop operational experience for existing and new staff, acting as a training ground for future operators of the IHRP; and
- In the lead-up to the IHRP, it offers a location for potential investors to visit and to see the Intec Process in operation.

Corporate

Cash Position

The Company's cash balance at 31 March 2007 was A$3,664,000. During April 2007 A$2,500,000.00 was repaid under the Macquarie Bank working capital facility, leaving an outstanding balance of ~A$2,000,000 (further repayment of which is anticipated during the current quarter).

Provisional payments of approximately A$2.36 million and A$2.00 million as Intec's share of 90% of the value of the first and second bulk zinc concentrate shipments (after smelter charges) were received on 28 February 2007 and 18 April 2007, respectively.

The Directors consider that the Company's available cash, receivables, securities and other liquid current assets, income from the HZCP and debt facility with Macquarie Bank are more than sufficient for its working capital requirements (inclusive of the HZCP).

+ See chapter 19 for defined terms.

Jervois Mining Limited (ASX code: JRV)

During the December 2006 and March 2007 quarters, INL purchased JRV shares on-market and then pursuant to JRV's recent two-for-five rights issue and the ensuing protracted rights issue shortfall placement (each right comprising a 1 cent JRV share together with a free attaching 1 cent JRV option) at an overall average price of 1.16 cents per JRV share (fully diluted and inclusive of the presumed future payment of the 1 cent exercise price for each of INL's JRV options). As at the date of lodgement of the Notice of Substantial Shareholding on 23 February 2007, INL was the beneficial owner of 14.56% of JRV on a fully diluted basis.

INL approached the Board and Management of JRV with two proposals by which INL could offer its technological expertise as a world leader in chloride hydrometallurgy as well as its existing plant facilities, to accelerate and reduce the costs of the development and commercial application of an analogous technology (to the Intec Process) being developed for JRV's nickel laterite assets by the respected Canadian researcher, Dr Bryn Harris and his team. INL did not propose that its own process be used by JRV, but rather that JRV avail itself of INL's other tangible and intangible hydrometallurgical assets.

INL's view is that intellectual property is only a small part of the overall value of a commercial outcome for a new hydrometallurgical technology, given the enormous amount of time, money, engineering, marketing, project financing, etc. required before any profit is made. Inability by innumerable hydrometallurgical 'inventors' worldwide to understand this explains the consistent failure of their business plans. Thus INL looks to technical and corporate collaboration with those inventors of meritorious technologies in our general field where the Company can be of assistance.

The Board of JRV didn't share INL's vision of co-operation in relation to JRV's nickel laterite assets, which are large and well-situated, but complex and relatively low grade, thus requiring an as-yet-to-be-developed technology to support their commercial exploitation. Intec's merger proposals offered to assist this development and were pitched at implied valuations of JRV's projects that recognised the very significant cost, time and technical challenges involved in their commercial development.

The frenetic market response in JRV share trading to INL's 23 February 2007 Notice of Substantial Shareholding, presumably based on speculation of INL's intentions regarding JRV, increased the market capitalisation of JRV beyond that calculated from INL's own analysis. Therefore, following the rejection of INL's proposals by the Board of JRV, INL sold its entire issued shareholding in JRV for a gross profit of ~A$2.5 million (excluding potential future profits following INL's exercise of its JRV options).

INL retains 107.2 million JRV options exercisable at 1 cent each, and this equates to 5.12% of JRV on a fully diluted basis. Assuming that they remain 'in the money', INL intends to exercise these options at or before the 30 November 2007 exercise date, or prior to the record date of any earlier meeting of JRV shareholders.

At the time of writing, the attributable value of the 107.2 million JRV options (marked to JRV's current 2.5 cents share price) was ~A$1.6 million.

+ See chapter 19 for defined terms.

Other Corporate Matters

On 28 February 2007 the INL board was pleased to announce its appointment of Messrs. Trevor Jones and Kieran Rodgers to the Board, as Non-executive Director and Finance Director respectively.

The INL share price retreated relentlessly during the first quarter of 2007 and has continued to do so almost until the time of writing (see chart). Despite this disappointing share price performance, the fundamentals of INL remain excellent and the intrinsic value of each INL share has, if anything, increased over that same period. This is because the HZCP is now producing cash; BSM (in which INL has increased its ownership) is progressing very well; INL's corporate actions produced realised and unrealised profits of ~A$2.5 million and ~A$1.5 million respectively in the March Quarter; and the schedule for the IHRP, being the commercial application at Hellyer of the Intec Process technology derived from the Burnie Demonstration Plant, is now on fast track for commissioning in 2008.

INL shareholders are reminded (as may be seen in the following chart) that the average closing price for INL shares in the March 2006 Quarter was 5.6 cents, compared to 21.2 cents during the March 2007 Quarter.


INL Price vs LME Zinc Price
USD Cash Zinc
INL Price
US$ Cash Zinc
INL Price A$
$6,000
$5,000
$4,000
$3,000
$2,000
$1,000
$0
$0.30
$0.25
$0.20
$0.15
$0.10
$0.05
$0.00
Dec 2004
Apr 2005
Jul 2005
Oct 2005
Feb 2006
May 2006
Aug 2006
Dec 2006
Mar 2007


INL Price
LME Zn Price (previous day) US$/lb
After Announcement of HZCP Operations
1/12/06 to 4/4/07
strong relationship
R² = 0.8255
Recent Price Instability
from 5/4/07 to current
weak relationship
R² = 0.5338
After HZCP Announcement
6/4/06 to 30/11/06
strong relationship
R² = 0.761
Before HZCP Announced
1/1/06 to 5/4/06
no relationship
R² = 0.00006
$0.32
$0.30
$0.28
$0.26
$0.24
$0.22
$0.20
$0.18
$0.16
$0.14
$0.12
$0.10
$0.08
$0.06
$0.04
$0.85
$0.95
$1.05
$1.15
$1.25
$1.35
$1.45
$1.55
$1.65
$1.75
$1.85
$1.95
$2.05
$2.15

The second graph shows that (until recently over the past year) there has been a strong relationship between the Intec share price and the previous day's LME zinc price. As the LME price becomes available to the Australian market overnight, it tends to impact upon the next day's INL share price on ASX.

Prior to the announcement on 6 April 2006 of the HZCP, the INL share price showed no relationship to the LME zinc price. (Note: the statistical "correlation coefficient" or R^2 value for a linear regression may range between 0 and 1. A value close to zero suggests no relationship between the two data sets. A value of 1 indicates a perfect correlation.)

Following the announcement of the HZCP, the market responded by linking (to a limited extent) the INL share price to the previous day's LME zinc price. As the LME zinc price increased, so too did the INL share price. This can be seen in the blue line and diamond-shaped data points.

Following the announcement on 1 December 2006 that the commissioning phase of the HZCP was complete and that production had commenced, the market responded with a step change in the share price of INL. Put another way, the relationship (ie the slope of the line) between the INL price and the LME zinc price remained almost the same, but the INL share price was revalued to a higher figure.

Again, throughout the period from 1 December 2006 as the LME zinc price increased and then decreased, so too did the INL share price. This can be seen in the green line and round data points. However, since the close of the March 2007 Quarter, the relationship between the INL price and the LME zinc price has broken down. Over the last three weeks, and for no apparent reason, the LME zinc price has increased, while the INL share price has declined. This can be seen in the red line and triangular data points.

+ See chapter 19 for defined terms.

Despite persistent erroneous market rumours to the contrary and as the accompanying comparative table shows, INL's Top 20 share register has remained remarkably stable throughout the March 2007 Quarter. Of the current top 20 shareholders, all have held or increased their shareholding over the last three months. In part, the large bank nominee holdings are understood to represent numerous European investors introduced via INL's Deutsche Boerse listing.

Top 20 Shareholding as at 24 April 2007

Top 20 Shareholder as at 24/4/07	As at 30/1/07	As at 24/4/07	Change
ANZ Nominees Limited	40,756,596	41,026,707	Increase
Orian Holding Corp (Ivanhoe Mines)	34,312,366	34,312,366	Stable
National Nominees Ltd	22,334,842	23,714,842	Increase
Oregon Nominees Pty Ltd	8,300,000	10,500,000	Increase
Alliance Resources Limited	7,952,200	7,952,200	Stable
Macquarie Bank Limited	7,246,377	7,246,377	Stable
Mr Stephen Stone	6,083,400	6,083,400	Stable
Reach Out Pty Ltd	5,572,460	5,572,460	Stable
Mr William Conway	5,046,428	5,046,428	Stable
Mr Michael McKenzie	5,045,455	5,045,455	Stable
Smacer Pty Ltd	4,590,910	5,000,000	Increase
Mr Peter Taylor	4,045,455	4,045,455	Stable
Grizzly Holdings Pty Ltd	3,885,691	3,885,691	Stable
JJ Johnson Jacobs Pty Ltd	3,500,000	3,651,131	Increase
Kurraba Investments Pty Ltd	3,454,545	3,454,545	Stable
Citicorp Nominees Pty Limited	1,550,904	3,287,845	Increase
Wendelini Pty Limited	3,234,583	3,234,583	Stable
Shell Cove Capital Management Pty Ltd	0	3,223,312	Increase
Barona Group Pty Ltd	3,066,364	3,166,364	Increase
Plymouth Holdings Inc	3,143,173	3,143,173	Stable
Top 20 Total Holding	**176,121,749**	**182,592,334**	

+ See chapter 19 for defined terms.

I thus reiterate my statement in the December 2006 Quarterly to the effect that the current major shareholders have advised me that they have no further foreseeable selling intentions. Now that INL is demonstrably a cash flow positive zinc producer, it is obtaining broker research coverage, and, once this has commenced in May 2007, I will then be looking to fortify the Company's institutional shareholding base in the ensuing months.

Yours faithfully
Intec Ltd

Philip R. Wood

Philip R Wood
Managing Director and Chief Executive Officer

+ See chapter 19 for defined terms.

Rule 4.7B

Appendix 4C

Quarterly report for entities admitted on the basis of commitments

Introduced 31/3/2000. Amended 30/9/2001

Name of entity

Intec Ltd

ABN	Quarter ended ("current quarter")
25 001 150 849	31 March 2007

Consolidated statement of cash flows

Cash flows related to operating activities	Current quarter $A'000	Year to date (9 months) $A'000
1.1 Receipts from product sales and related debtors	2,364	2,364
1.2 Payments for		
(a) staff costs	(608)	(1,932)
(b) advertising and marketing	(24)	(72)
(c) research and development	(101)	(233)
(e) demonstration plant costs	(313)	(2,748)
(d) bankable feasibility study	(178)	(624)
(e) other working capital	-	(78)
(f) HZCP joint venture costs	(1,865)	(2,206)
(g) administration and corporate costs	(307)	(1,108)
1.3 Dividends received		
1.4 Interest and other items of a similar nature received	14	115
1.5 Interest and other costs of finance paid	(78)	(78)
1.6 Income tax rebate received		
1.7 Other income	-	48
Net Operating Cash Flows	(1,096)	(6,552)

+ See chapter 19 for defined terms.

	Net Operating Cash Flows (Brought Forward)	(1,096)	(6,552)
	Cash flows related to investing activities		
1.8	Payment for purchases of:		
	(a) prospects		
	(b) equity investments	(2,561)	(3,873)
	(c) other fixed assets	(364)	(423)
1.9	Proceeds from sale of:		
	(a) prospects		
	(b) equity investments	3,419	3,419
	(c) other fixed assets		
1.10	Loans to other entities		
1.11	Loans repaid by other entities		
1.12	Other (provide details if material)		
	Net investing cash flows	494	(877)
1.13	**Total operating and investing cash flows (carried forward)**	(602)	(7,429)

1.13	**Total operating and investing cash flows (brought forward)**	(602)	(7,429)
	Cash flows related to financing activities		
1.14	Proceeds from issues of shares, options, etc.	73	181
1.15	Proceeds from sale of forfeited shares		
1.16	Proceeds from borrowings	3,178	4,428
1.17	Repayment of borrowings	-	-
1.18	Dividends paid		
1.19	Other (provide details if material)- share issue costs	-	(9)
	Net financing cash flows	3,251	4,600
	Net increase (decrease) in cash held	2,649	(2,829)
1.20	Cash at beginning of quarter/year	1,015	6,493
1.21	Exchange rate adjustments to item 1.20	-	-
1.22	**Cash at end of quarter**	**3,664**	**3,664**

+ See chapter 19 for defined terms.

Payments to directors of the entity and associates of the directors
Payments to related entities of the entity and associates of the related entities

1.23 Aggregate amount of payments to the parties included in item 1.2	196
1.24 Aggregate amount of loans to the parties included in item 1.10	-

1.25 Explanation necessary for an understanding of the transactions

Salaries, Directors fees and consultancy fees at normal commercial rates.

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows	Nil
2.2 Details of outlays made by other entities to establish or increase their share in projects in which the reporting entity has an interest	Nil

Financing facilities available
Add notes as necessary for an understanding of the position.

	Amount available $A'000	Amount used $A'000
3.1 Loan facilities	4,500	4,428
3.2 Credit standby arrangements	Nil	Nil

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.	Current quarter $A'000	Previous quarter $A'000
5.1 Cash on hand and at bank	3,543	894
Deposits at call	121	121
Bank overdraft	-	-
Other - 30 day bank bills	-	-
Total: cash at end of quarter (item 1.22)	**3,664**	**1,015**

+ See chapter 19 for defined terms.



Acquisitions and Disposals

	Acquisitions *(Item 1.9(a))*	Disposals *(Item 1.10(a))*
5.1 Name of entity	Not Applicable	Not Applicable
5.2 Place of incorporation or registration		
5.3 Consideration for acquisition or disposal		
5.4 Total net assets		
5.5 Nature of business		

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act (except to the extent that information is not required because of note 2) or other standards acceptable to ASX.

2 This statement does/~~does not~~ give a true and fair view of the matters disclosed.

Sign here: Philip R. Wood (Director/~~Company Secretary~~) Date: 30 Apr 2007

Print name: Philip R Wood

+ See chapter 19 for defined terms.

Notes

1. The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2. The definitions in, and provisions of, *AASB 1026: Statement of Cash Flows* apply to this report except for the paragraphs of the Standard set out below.

   - 6.2 - reconciliation of cash flows arising from operating activities to operating profit or loss
   - 9.2 - itemised disclosure relating to acquisitions
   - 9.4 - itemised disclosure relating to disposals
   - 12.1(a) - policy for classification of cash items
   - 12.3 - disclosure of restrictions on use of cash
   - 13.1 - comparative information

3. **Accounting Standards.** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

+ See chapter 19 for defined terms.

Intec Ltd

ABN 25 001 150 849

Superior and Sustainable Metals Production

Gordon Chiu Building J01
Department of Chemical Engineering
Maze Crescent
University of Sydney NSW 2006
Australia

Phone: 02-9351-6741
Fax: 02-9351-7180
Email: mail@intec.com.au
Website: www.intec.com.au
ASX code: INL

Companies Announcements Office
Australian Stock Exchange Limited

2 May 2007

New Intec Director Appointed

Intec Ltd (ASX code: INL) advised shareholders that a new director has today been appointed to the INL Board.

James R G Bell (Non-executive Director)
BA, LLB (USyd)

James Bell is a 56 year old Sydney-based Australian citizen who holds the Degrees of Bachelor of Arts (1972) and Bachelor of Laws (1975) from the University of Sydney.

He is admitted to practice as a barrister and solicitor in Australia and has practised as a commercial lawyer for 30 years. For 10 years he was a partner in the national law firm of Blake Dawson Waldron and for 3 years was head of the Banking and Finance division of that firm in Sydney. In 1995, he established his own legal office from which he continues to undertake a wide range of commercial legal work as well as to oversee various personal interests, which include a substantial pastoral property near Goulburn, NSW.

He is a longstanding shareholder of Intec Ltd, having become a significant seed investor in 1995 and supported all capital raisings since that time. He has also, over a period of some years, provided legal advice to Intec and recently entered into an arrangement to share his office premises in Sydney to provide Intec with a presence in the City.

During almost 20 years at Blake Dawson Waldron, he advised clients across a broad spectrum of commercial endeavours, including several companies in the BHP group, TNT, Ansett Airlines and a number of television broadcasters. He has also acted extensively for most of the national accounting firms in relation to major insolvency administrations, frequently appearing in the Supreme Court on their behalf. More recently, he has given strategic advice to members of the board of one of Australia's major nickel producers and assisted the board of Intec in relation to the profitable acquisition of a strategic stake in an ASX-listed company.

James Bell sits on the boards of a number of charitable foundations and is a Fellow of St Paul's College of and within the University of Sydney.

Yours faithfully,

Philip R. Wood

Philip R. Wood
Managing Director and Chief Executive Officer


ASX code: INL



Intec Ltd

ABN 25 001 150 849

Superior and Sustainable Metals Production

Gordon Chiu Building J01
Department of Chemical Engineering
Maze Crescent
University of Sydney NSW 2006
Australia

Phone: 02-9351-6741
Fax: 02-9351-7180
Email: mail@intec.com.au
Website: www.intec.com.au
ASX code: INL

Companies Announcements Office
Australian Stock Exchange

03 May 2007

Macquarie Connections Australian Conference Presentation

Please find attached the presentation that I will be delivering later today to the Macquarie Connections Australian Conference in the Microcap/S&P ASX ex-300 sector.

I have today been interviewed by Macquarie Digital and this interview segment will appear shortly on the Macquarie Digital web site and can then be accessed via the Intec web site www.intec.com.au.

Yours faithfully,
Intec Ltd

Philip R Wood
Managing Director & Chief Executive Officer



ASX code: INL



Intec Ltd

Superior and Sustainable Metals Production

"Intec - Australia's Newest Zinc Producer"

Presentation to
'Macquarie Connections Conference'
3 May 2007



Philip R Wood
Managing Director & Chief Executive Officer

Presentation Outline – Corporate Profile

Intec Group

1. **Corporate profile**
2. Hellyer Zinc Concentrate Project
3. Bass Metals
4. Hellyer Zinc Residues Project
5. Future Developments


Corporate Profile
Intec Group
Intec's Corporate Strategy:
To acquire interests in
base and precious metals projects
where the Intec Process adds value
3


Intec Technology Portfolio
Intec Group
Intec is World-Leader in Halide-Based Minerals
Processing Technology
Applications
Copper Conc.
Zinc
Ores/Conc.
Polymetallic
Ores/Conc.
Environmental
EAF Dust
Zinc ferrites
Metal
residues/wastes
Refractory
Gold Conc.
Nickel
Laterites
Nickel Conc.
4

Corporate Profile

Intec Group

- Shares: 558.09 million
- Options (weighted average exercise price of 10.6cts): 67.8 million
- Market Capitalisation (@ 20.0 cts): A$112 million
- Macquarie working capital facility: A$4.5 million
- Bass Metals Ltd: 23.5 % interest
- Major INL shareholders:
  - Macquarie Bank: 1.30%, 8.7% (fully diluted) 7.25 million shares 45 million options
  - Ivanhoe Mines: 6.15%
  - Alliance Resources: 1.43%
- 3,715 shareholders

Corporate Profile

Intec Group


INTEC
HELLYER MILL

Chairman: Ian W Ross, formerly Ivanhoe Mines
Managing Director & CEO: Philip R Wood
Director: James R G Bell (Legal practitioner)
Director: Trevor A Jones (Stockbroker)
Technical Director: A John Moyes
Finance Director: Kieran G Rodgers
Director: Kenneth J Severs, formerly Rio Tinto and Anglo American


Corporate Profile
Intec Group
Intec Share Price and Trading Volumes
INL Volume (millions)
INL Price
HZCP Announcements
HZCP Announcement
HZCP Announcement
INL Price
INL Volume (millions)
ABN: 25 001 150 849


Presentation Outline – Hellyer Zinc Concentrate Project
Intec Group
1. Corporate profile
2. Hellyer Zinc Concentrate Project
3. Bass Metals
4. Hellyer Zinc Residues Project
5. Future Developments
ABN: 25 001 150 849
9


Hellyer Zinc Concentrate Project - Location
Intec Group
80km road and rail access from project to port
EAFD and other metal residues from the Mainland
Burnie deepwater port
IHM demonstration plant
Hellyer Zinc Concentrate Project & Intec Hellyer Residues Project
Intec Zeehan Residues
Bass Metals Que River Project


Hellyer Zinc Concentrate Project – Aerial View


Hellyer Zinc Concentrate Project
Intec Group
Mill
Flotation
Shore Tanks
Dredge
Bulk Zinc
Concentrate
Burnie Port
11


HZCP - Hellyer Tailings Dredge
Intec Group
25 001 150 849
12


HZCP - Intec Hellyer Mill – Grinding Circuit
Intec Group
ABN: 25 001 150 849
13


HZCP - Intec Hellyer Mill – Flotation Circuit
Intec Group
ABN: 25 001 150 849
14


HZCP - Trucking Concentrate to Burnie Port
Intec Group
INTEC
HELLYER MILL
15


HZCP – Burnie Port Storage and Loading
Intec Group
Concentrate is loaded into hoppers feeding the conveyor
16


HZCP – Shipping Concentrate to China
Intec Group


HZCP – Concentrate Shipments
Intec Group
Shipments to date
30 January 2007
27 March 2007
28 April 2007
Each shipment contains
5,000 dry tonnes
(5,500 wet tonnes)
38-41% Zn
7-10% Pb
~200g/t Ag
2007/01/30

Hellyer Zinc Concentrate Project

Intec Group

Hellyer Tailings Resource – 11Mt and US$3 billion

Element	Grade	Quantity	In-situ US$m*	% of metal value
Zinc	2.8 %	305,000t	1,145	39%
Lead	3.0 %	330,000t	655	22%
Silver	88 g/t	30,850,000 ozs	416	14%
Gold	2.6 g/t	910,000 ozs	617	21%
Copper	0.16%	17,400t	136	5%
Total			**$2,969**	**100%**

* US$ metal prices at 30 April 2007

Hellyer Zinc Concentrate Project

Intec Group

Financial Projections for HZCP 'Base Case'

- Intec's 50% JV interest @ 1.5Mtpa
- Key financial drivers: - zinc price
  - concentrate treatment charge

Zinc Price US$/lb	1.75	1.50	1.25
US$/A$	0.82	0.82	0.82
Net JV Sales Revenue[1] A$m	67.9	59.6	50.1
JV Operating Costs A$m	24.8	24.7	24.7
EBITDA A$m – JV Total	43.1	34.8	25.4
EBITDA[2] A$m – Intec 50% Share	**21.6**	**17.4**	**12.7**

[1] Net sales revenue after smelter charges

[2] For a 12 month period operating at 100% capacity. Excludes INL corporate overheads and technology expenditure

Hellyer Zinc Concentrate Project

Intec Group

Production Parameters & Off-take Arrangements

- Conventional grinding and flotation technology
- Initial throughput of 1.5Mtpa tailings to produce ~ 65,000tpa bulk-zinc concentrate grading:
  - 38-41% Zinc, 7-10% Lead & ~ 200g/t silver
- Off-take contracts in place with Chinese smelters:
  - a) 20,000tpa for three years
  - b) 20,000tpa for two years
- Remainder of production sought by existing customers

ABN: 25 001 150 849



Presentation Outline – Bass Metals
Intec Group
1. Corporate profile
2. Hellyer Zinc Concentrate Project
3. Bass Metals
4. Hellyer Zinc Residues Project
5. Future Developments
ABN: 25 001 150 849


Intec Group
Bass Metals Ltd
Largest tenement position in one of the most mineralised geological provinces in the world
33


Bass Metals Ltd
Intec Group
Bass Metals Ltd Share Price & Trading Volumes
Share Price (A$)
Trading Volume (millions)
34

Bass Metals Ltd

Intec Group

Intec is the major shareholder in Bass Metals (ASX code: BSM)

- BSM market capitalisation is A$29 million (@$0.35 per share)
- INL holds 23.5% of BSM
- 19,645,157 shares
- 1,235,289 40 cent options, exercisable by 30 April 2010
- Current market value of INL's holding is ~A$7m
- Current production at Que River, 3km from Intec Hellyer Mill
- Further drilling at former Hellyer mine based on current metal prices
- Exciting exploration near Hellyer

Bass Metals

Intec Group



Que River
Mining Area
Near
surface
Intec
Hellyer Mill
Hellyer Deposit
trend
Plunging
deeper to the
North
Hellyer Mine Portal


Bass Metals
Intec Group
Que River Project
Base metals project – Zn, Pb, Ag
High margin mine development
Mined from 1978-91
Hellyer discovered in 1984 by same operator. BSM is the first new Hellyer region explorer since early 70's
Numerous remnant resources and targets.
Initial focus is on shallow, high grade zones for open pits.
Potential for a significant mining project with minimal capex.


Nico Lens
102kt at 9%Zn, 5%Pb, 5oz/t Ag & 0.9g/t Au
POTENTIAL OPEN PIT AREA
S-Lens
400kt at 1.9% Cu, 1.4% Pb 3.7% Zn 62 g/t Ag 0.3 g/t Au
PQ-South
46kt at 9%Pb, 17% Zn, 231 g/t Ag 5.7 g/t Au
Intec Group
Que River Project
Historic 3.3Mt
13% Zn,
7% Pb
195 g/t Ag and
3.3 g/t Au


Bass Metals
Intec Group
Trial mining - unexpected high grade zinc rich lens


Presentation Outline – Hellyer Zinc Concentrate Project
Intec Group
1. Corporate profile
2. Hellyer Zinc Concentrate Project
3. Bass Metals
4. Hellyer Zinc Residues Project
5. Future Developments


Tailings
Synergy: The Hellyer Zinc Concentrate Project and the Intec Hellyer Residues Project


Hellyer Development Strategy: Burnie Demonstration Plant
Intec Group
2006: Successful Operation of the Burnie Demonstration Plant
Steady state operation achieved on Hellyer tailings & EAFD
Zeehan Slag trial successfully completed


IHRP Demonstration Plant – Zinc Cathodes
Intec Group
ABN: 25 001 150 849
33


IHRP Demonstration Plant – Zinc Ingots
Intec Group
▪ Zinc cathodes from steady state campaign melted to ingot and sold to Smorgon Steel for their galvanising operations
ABN: 25 001 150 849
34

Results from the Burnie Demonstration Plant

- Ammtec reports positive results:
  - Metal extractions accord with prefeasibility study predictions
  - Zinc product purity consistently better than specifications
  - Current efficiency 5-6% better than achievable in conventional electrolytic zinc plant
- Data to be incorporated into updated prefeasibility study by WorleyParsons

The Intec Hellyer Metals Demonstration Plant is being reconfigured for semi-commercial operation

- Feedstocks
  - Electric Arc Furnace Dust (EAFD)
  - PbO from Intec Hellyer Mill
  - Zeehan Slags
  - Other zinc-bearing residues
- Products
  - High grade zinc sulphide (ZnS), lead sulphide (PbS)
- Semi-commercial operation


Hellyer Development Strategy: Feedstock 1
Intec Group
EAF Dust
▪ Residue from steel recycling
▪ Average ~30-40% Zn
▪ 20,500t stockpile in Melbourne
▪ ~20-25,000tpa in Australia
▪ 3-5Mtpa globally
37


Hellyer Development Strategy: Feedstocks
Intec Group
Australasian EAF Dust Production
▪ Smorgon Steel approximately 15,000 tpa
▪ Laverton (Melbourne)
▪ Waratah (Newcastle)
▪ OneSteel approximately 7,000 tpa
▪ Rooty Hill (Sydney)
▪ Pacific Steel 5,000 tpa
▪ New Zealand
38

Hellyer Development Strategy: Feedstocks

Intec Group

Signed Agreement with Smorgon Steel

- Stockpile acquired in July 2004
- Payment to Intec of A$100 per tonne, plus A$100/t for transport to Hellyer
- Currently stored at Footscray, Melbourne
- Successfully trialled at Burnie demo plant
- Zn ingots returned to Smorgon for reuse



39

Hellyer Development Strategy: Feedstocks

Intec Group

EAFD Beneficiation

- Currently trialling methods to upgrade the zinc concentration for blending with cons
- Magnetic separation
- Two streams produced
  - High zinc, low iron for blending
  - Low zinc, high iron for further treatment


SCHENCK

40


Hellyer Development Strategy: Feedstock 2
Intec Group
PbO from tailings
Fine lead can be separated by size from Intec Hellyer Mill output
This can be fed into the Intec Hellyer Residues Project for increased recovery of lead
41


Hellyer Development Strategy: Feedstock 3
Intec Group
Zeehan lead smelter residue stockpile
460,000 tonnes
13.4%-Zn, 1.7%-Pb, 54g/t-Ag, 50g/t-In
90km by road from Hellyer
Acquired by Intec in October 2006
42

Hellyer Development Strategy: IHRP

Intec Group

Intec Hellyer Residues Project

- **First commercial application of the Intec Process**
- Feedstock 1: 25,000tpa EAFD
- Feedstock 2: PbO from Intec Hellyer Mill
- Product: ~10,000tpa high-grade ZnS, PbS
- Staged development for fast implementation
- Low capital cost
- Low operating cost
- Low project risk

Hellyer Development Strategy: IHRP

Intec Group

IHRP Expansion

- Future expansion possible in a range of viable areas:
  - Feedstocks
    - Zeehan lead smelter slag
    - Other zinc-bearing residues
    - Zinc ores
  - Value-added products

Presentation Outline – Future Developments

Intec Group

1. Corporate profile
2. Hellyer Zinc Concentrate Project
3. Bass Metals
4. Hellyer Zinc Residues Project
5. **Future Developments**

ABN: 25 001 150 849

45



Future Developments
Intec Group
Future Development Strategy
Over the longer term, Intec will
become a technology provider worldwide,
participating in base and metals projects
where the Intec Process
enhances and environmental outcomes.
ABN: 25 001 150 849
46

Future Developments

Intec Group

Technical Collaboration Relationships

- IP is only a small part of the overall value of a new commercial hydrometallurgical technology. Requires:
  - Money
  - Engineering
  - Marketing
  - Project financing
- Intec looks to technical collaboration with inventors of meritorious technologies in our field
- Each hydromet success supports the market view of hydrometallurgy as a viable alternative to smelting

 47

Summary

Intec Group

Why Invest in Intec?

- Experienced, energetic leadership
- Already cash flow positive
- Great growth potential
- Modest market capitalisation
- Open share register
- High liquidity
- **Macquarie Securities commences research coverage in May 2007**

 48


Contact Intec Ltd
Intec Group
Philip R Wood
Managing Director & CEO
Email: philip@intec.com.au
Intec Ltd
Gordon Chiu Building, J01
Department of Chemical Engineering
Maze Crescent, University of Sydney
NSW 2006 AUSTRALIA
Tel: +61-2-9351-6741
Fax: +61-2-9351-7180
Web: www.intec.com.au



Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity Intec Ltd
ABN 25 001 150 849

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	James Russell Godfrey Bell
Date of appointment	01 May 2007

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note. In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
Ordinary 20,000

+ See chapter 19 for defined terms.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	Number & class of Securities
JRG Bell and family	60,000 ordinary shares
JRG Bell Super Fund	632,919 ordinary shares
JRG Bell on behalf of a third party	20,000 ordinary shares

Part 3 – Director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

+ See chapter 19 for defined terms.



Intec Ltd

ABN 25 001 150 849

Superior and Sustainable Metals Production

Gordon Chiu Building J01
Department of Chemical Engineering
Maze Crescent
University of Sydney NSW 2006
Australia

Phone: 02-9351-6741
Fax: 02-9351-7180
Email: mail@intec.com.au
Website: www.intec.com.au
ASX code: INL

Companies Announcements Office
Australian Stock Exchange Limited

8 May 2007

Bass Metals' Announcement re Zinifex

Please see today's attached announcement by Bass Metals Ltd (ASX code: BSM), the exploration partner of Intec Ltd (ASX code: INL) in which INL has a 23.5% interest.

This announcement principally advises that Zinifex Limited (ASX code: ZFX) has nominated its first Special Project Joint Venture Area under the Hellyer Exploration Alliance.

Yours faithfully,

Philip R. Wood
Managing Director and Chief Executive Officer





ASX code: INL

8 May 2007

The Manager Companies
Company Announcements
Australian Stock Exchange
20 Bridge St
Sydney NSW 2000

Dear Sir

RE: ZINIFEX SELECTS TARGET & STARTS DRILLING JOINT VENTURE AREA

Highlights

- ***Zinifex nominates High Point Prospect as the first joint venture area under the Hellyer Alliance.***
- ***Drilling has started to test High Point target.***
- ***3 drill rigs active on Bass Metals' tenements testing new targets***
- ***4th rig planned to start in 3 weeks to test for new mineralised lens at Que River.***

Bass Metals Ltd is pleased to advise ASX that Zinifex Limited has nominated the High Point prospect area as the first Special Project Joint Venture area (SPJV) to be selected in accordance with the terms and conditions of the Hellyer Exploration Alliance (HEA) agreement. Under this agreement Zinifex will sole fund each SPJV, with Bass Metals retaining a 30% free-carried interest to a decision to mine stage.

Zinifex has mobilised a drill rig to the High Point prospect and commenced drilling to test a new target area the HEA considers is prospective for Hellyer style high-grade polymetallic (Cu-Pb-Zn-Ag-Au).

The High Point prospect is an attractive but deep target area identified in the 1980's beneath extensive Hellyer hanging wall style fuchsite-carbonate alteration, which outcrops in the vicinity of the highest point on the Murchison Highway, (hence *High Point* Prospect) as presented in Figure 1.

The target is within the same geological unit which hosts the Que River and Hellyer ore bodies (referred to as the *Mixed Sequence*) and occurs at a depth of approximately 1000m (refer Figure 2). Almost all the early drill holes in the area failed to reach the Mixed Sequence due largely to a tenement boundary which formerly transected the area and caused a poor, fragmented understanding at that time of the local geology. Several of the historic drill holes did intersect anomalous intervals such as 1.7 metres at 1.25% Zn and several 5 to 10 metre intervals grading 0.2 to 0.3% Zn providing encouragement of this prospect to host economic mineralisation.

The Directors welcome Zinifex initiating this SPJV and moving so swiftly to test this target with drilling. It is worth noting that Bass Metals currently has 3 diamond core drill rigs testing for new deposits:

- Drill rig 1 – to the east of Hellyer drilling the Southwell Valley target;
- Drill rig 2 – at the Dora Prospect on the Selina Licence approximately 9km SE of Barrick's plus 1Moz Henty Gold mine; and
- Drill rig 3 – at High Point testing for Hellyer style targets under the SPJV.

A fourth rig is scheduled to commence drilling at the Que River site in 2 to 3 weeks to test for a new mineralised massive sulphide lens interpreted from geophysical data to occur beneath the S-Lens.

The Company has many prospective targets to test and with 4 rigs soon active on its tenements is hopeful of making a discovery break-through. It is a credit to the dedication of the team on site that as well as managing this major exploration initiative Bass Metals is also very close to commencing production at its Que River project; subject to finalising the trial ore processing results and an Ore Sales contract.

On behalf of the staff and Directors I look forward to providing further updates on the Company's many and varied activities.

Yours sincerely

Mike Rosenstreich
Managing Director

Suite 5/2 Richardson Street WEST PERTH WA 6005
PO Box 1330 WEST PERTH WA 6872
Telephone (08) 9322 8044 Facsimile (08) 9481 2846
www.bassmetals.com.au

Figure 1: Hellyer Area - simplified geology & target map showing location of the High Point prospect.


Footwall Style Alteration
Porphyritic Intrusive
Hellyer Basalt
Footwall Andesite
Lower Basalt
Mixed Volcanic Sequence (Dacite)
Que River Shale
Initial HEA Targets
Fault
Syncline/Anticline
BSM Hellyer Tenements
Saracen Tenements (Subject to purchase by BSM)
Complete Holes
Proposed Holes
Major road
392 500mE
5 397 500mN
HELLYER MINE
Hellyer East
Switchback
5 395 000mN
High Point (See Inset)
DRILL-RIG 1
Que Fault
QUE RIVER MINE
5 392 500mN
DRILL-RIG 3
Mt Charter Fault
Henty Fault
MT CHARTER DEPOSIT
5 390 000mN
DRILL-RIG 2 is situated at the Dora Prospect on the Selina Tenement
BASS METALS LTD
HELLYER PROJECT
SUMMARY GEOLOGY & HEA TARGETS
388 000mE
388 500mE
Proposed High Point drillhole (388 222mE / 5 392 744mN) -85/302mah, -1200m
5 393 000mN
Existing track (rehabilitated) requiring re-clearing
MS-1
Water source
5 392 500mN
Bulgobac River to Sock Creek track
Murchison Highway
200m

Suite 5/2 Richardson Street WEST PERTH WA 6005
PO Box 1330 WEST PERTH WA 6872
Telephone (08) 9322 8044 Facsimile (08) 9481 2846
www.bassmetals.com.au

Figure 2: Schematic drill section showing planned drill hole and target area.



N.W.
S.E.
388 222mE/5 392 744mN
85°/315° AMG
MS-1
Southwell Subgroup
Animal Creek Greywacke
Mt Charter Fault (position approximate; close to same plane as section)
Que River Shale
(Monotonous black shale with minor pyrite +/- other sulphides) Weakly bedded
600m
577m
Que-Hellyer H/W Volcanics
(Andesitic to Basaltic lavas and hyaloclastic breccias) Possible h/w alteration / mineralisation expected
CVC
900m
TARGET AREA
Mixed Sequence
Footwall Volcanics
0
100
200m
Animal Creek Greywacke
(Micacreous quartz sandstone)
BASS METALS LTD
1200m proposed
CVC
Rhyodacitic volcanics =Basement
Hellyer Exploration Alliance
EL 24/2004
HIGH POINT
Schematic Section - Hole MS-1
(section looking NE 045° AMG)



ABN 25 001 150 849

Superior and Sustainable Metals Production

Gordon Chiu Building J01
Department of Chemical Engineering
Maze Crescent
University of Sydney NSW 2006
Australia

Phone: 02-9351-6741
Fax: 02-9351-7180
Email: mail@intec.com.au
Website: www.intec.com.au
ASX code: INL

29 May 2007

Companies Announcements Office
Australian Stock Exchange Limited

Share and Option Issues

a) Exercise of Options under IOP and issue of shares

Under the Intec Option Plan (IOP), options have been issued to directors, staff and key consultants at various exercise prices. The Company has been given notice of the exercise of 1,505,512 options as follows:

- 513,700 shares at an issue price of $0.069 per share
- 701,812 shares at an issue price of $0.10 per share
- 290,000 shares at an issue price of $0.11 per share

Under the IOP, when exercised, each option is converted into one ordinary share. The Company therefore advises the issue of 1,505,512 new shares in INL.

Attached is a completed Appendix 3B in respect of the issue of shares under the IOP.

Notice Under Section 708A(5)(e)

INL advises that on 29 May 2007 it resolved to issue 513,700 fully paid ordinary shares at an issue price of A$0.069 per share, 701,812 fully paid ordinary shares at an issue price of $0.10 per share and 290,000 shares at an issue price of $0.11 per share (New Shares).

INL gives notice that:

(1) this notice is being given under Section 708A(5)(e) of the Corporations Act 2001 (Corporations Act);

(2) INL issued the New Shares without disclosure to investors under Part 6D.2 of the Corporations Act;

(3) as at the date of this notice, INL has complied with:

  (a) the provisions of Chapter 2M of the Corporations Act as they apply to INL; and

  (b) section 674 of the Corporations Act; and

4) except as may be set out in this notice, there is no other information that is excluded information as at the date of this notice which is required to be set out in this notice under Section 708A(6)(e) of the Corporations Act.

b) Notification of Options previously issued

Issues under IOP

300,000 options were issued and entered in the option register on 29 May 2007 to consultants of the Company. The options expire on 30 August 2011 and have an exercise price of $0.11 per share.

Yours faithfully
Intec Ltd

Grahame Clegg
Company Secretary

Appen3bissueofShares

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003

Name of entity

Intec Ltd

ABN

25 001 150 849

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	**1,505,512 fully paid ordinary shares**
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	**1,505,512 fully paid ordinary shares**
3	Principal terms of the +securities (eg. if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	**The shares are allotted to five optionholders under the Intec Option Plan from options exercised at a price of $0.069, $0.10 and $0.11.**

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	**The securities rank equally with INL fully paid ordinary shares.**
5	Issue price or consideration	**513,700 shares at an issue price of $0.069 per share** **701,812 shares at an issue price of $0.10 per share** **290,000 shares at an issue price of $0.11 per share**
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	**The shares are allotted to five optionholders under the Intec Option Plan from options exercised at $0.069, $0.10 and $0.11.**
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	**29 May 2007**

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	**559,599,873**	**Fully paid Ordinary Shares**

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	**6,645,097**	**16 July 2007 Options – exercise price $0.24625**
		3,177,916	**26 November 2008 Options – exercise price $0.10**
		45,000,000	**30 June 2008 Options – exercise price $0.08**
		1,275,000	**30 June 2009 Options – exercise price $0.49625**
		5,869,014	**24 February 2010 Options – exercise price $0.069**

7,210,000	31 August 2011 Options – exercise price $0.11

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

Rank equally with existing fully paid Ordinary Shares in regard to future dividends

Part 2 - Bonus issue or pro rata issue

11 to 33 Is security holder approval required?

Questions 11 to 33 are not applicable.

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) [√] Securities described in Part 1

(b) [ ] All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 [ ] If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 [ ] If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 [ ] A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38 to 42 Number of securities for which +quotation is sought

Questions 38 to 42 are not applicable

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: Date: **29 May 2007**

(Secretary)

Print name: **Grahame Clegg**

Appen3b

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Intec Ltd

ABN 25 001 150 849

Superior and Sustainable Metals Production

Gordon Chiu Building J01
Department of Chemical Engineering
Maze Crescent
University of Sydney NSW 2006
Australia

Phone: 02-9351-6741
Fax: 02-9351-7180
Email: mail@intec.com.au
Website: www.intec.com.au
ASX code: INL

Companies Announcements Office
Australian Stock Exchange

5 June 2007

Record Production Month for HZCP

Intec Ltd (ASX code: INL) is pleased to announce that production during May 2007 at the Hellyer Zinc Concentrate Project (the 'HZCP', a 50/50 joint venture with Polymetals (Hellyer) Pty Ltd) achieved a record 5,707 tonnes of bulk zinc concentrate grading ~40% Zn, 8% Pb and 115g/t Ag.

This higher production level was substantially due to the installation of a longer cutting arm on the dredge, which allowed the mining of deeper higher-grade feedstock from the Hellyer tailings dam. The average zinc grade in the tailings fed to the Intec Hellyer Mill during the month was 4.1%, compared to the resource-wide average of 2.8%.

In addition, continued optimisation of conditions within the Intec Hellyer Mill also yielded encouraging increases in zinc and lead recoveries in the grinding and flotation circuit. Zinc recovery averaged 66.5% due to steady operation, the implementation of a new computer control system and an improved process reagent for better selectivity over pyrite.

Mining of the high-grade zone of the tailings dam is expected to persist throughout June 2007, returning to lower average grades (and therefore somewhat lower concentrate output) towards the end of this month.

As previously announced, the HZCP loads shipments of 5,000 tonnes of bulk zinc concentrate each month approximately, subject to available shipping schedules. The next shipment is due to be loaded at Burnie Port this week, with a second shipment due to depart by the final week of June.

Although INL is currently arranging hedging facilities which can then be utilised if so determined, it is presently fully unhedged, with consequent exposure to current strong metals prices.

Yours faithfully,
Intec Ltd

Philip R Wood
Managing Director & Chief Executive Officer









Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Intec Ltd
ABN	25 001 150 849

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Philip Ronald Wood
Date of last notice	13 April 2007

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Philip R Wood Superannuation Fund
Date of change	1 June 2007
No. of securities held prior to change	659,169 (as registered holder) 1,393, 601 (indirectly) 2,047,035 unquoted employee options (expiry date 16 July 2007; exercise price $0.24625) 570,263 unquoted employee options (expiry date 26 November 2008; exercise price $0.10) 1,014,590 unquoted employee options (expiry date 24 February 2010; exercise price $0.069) 1,200,000 unquoted employee options (expiry date 30 August 2011; exercise price $0.11)
Class – where change occurred	ordinary shares
Number acquired	30,000 shares
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$0.175

+ See chapter 19 for defined terms.

No. of securities held after change	659,169 ordinary shares (as registered holder) 1,423, 601 ordinary shares (indirectly) 2,047,035 unquoted employee options (expiry date 16 July 2007; exercise price $0.24625) 570,263 unquoted employee options (expiry date 26 November 2008; exercise price $0.10) 1,014,590 unquoted employee options (expiry date 24 February 2010; exercise price $0.069) 1,200,000 unquoted employee options (expiry date 30 August 2011; exercise price $0.11)
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market trade

Part 2 – Change of director's interests in contracts – PR Wood

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.



ABN 25 001 150 849

Superior and Sustainable Metals Production

Gordon Chiu Building J01
Department of Chemical Engineering
Maze Crescent
University of Sydney NSW 2006
Australia

Phone: 02-9351-6741
Fax: 02-9351-7180
Email: mail@intec.com.au
Website: www.intec.com.au
ASX code: INL

Companies Announcements Office
Australian Stock Exchange

7 June 2007

Outotec and Intec enter into Technical Collaboration Heads Of Agreement

Intec Ltd of Australia (ASX code: INL) and Outotec Oyj of Finland (OMXH code: OTE1V) have entered into a Heads Of Agreement (subject to final legal documentation) to collaborate closely in the field of chloride hydrometallurgy.

According to the agreement, Intec makes available to Outotec its internationally patented mixed halide leaching technology, which enhances the recovery of gold and other precious metals from mineral ores and concentrates. Similarly, Outotec makes available to Intec its OKTOP reactor technology developed for a variety of applications such as the efficient transfer of oxygen into mineral slurries, which will enhance kinetics in the leach section of the Intec Process.

A world leader in chloride hydrometallurgy since the early 1990's, Intec has developed and patented the core Intec Process (together with patenting numerous subsequent processing refinements) for the recovery of base and precious metals from a range of mineral and industrial feedstocks. Intec has also recently diversified into commercial production via the Hellyer Zinc Concentrate Project. However Intec's business strategy remains centred on acquiring interests in base and precious metals projects where the environmentally advantageous Intec Process can unlock value not readily available to conventional technologies (e.g the Hellyer tailings dam, electric arc furnace dusts, the Zeehan lead smelter slag residues, etc. which are being incorporated into the overall Hellyer Metals Project).

Outotec is the worldwide overall technology leader in minerals and metals processing, providing innovative and environmentally sound solutions for a wide variety of customers in iron and steel, aluminium and non-ferrous metals industries. Formerly Outokumpu Technology (prior to its October 2006 IPO), Outotec employs 1,800 people worldwide and recorded a profit of EUR 56 million in calendar year 2006 from sales revenues of EUR 740 million.

Outotec actively develops or acquires new technologies and processes based on customer needs and business requirements. The aim of its research and development work is to increase the competitiveness of metal production processes, thus improving its customers' businesses as a whole.



The common denominator of all Outotec technologies is their ability to save energy, natural resources or capital investments, frequently all three at the same time.

Philip Wood, Managing Director and Chief Executive Officer of Intec, said today from Helsinki: "Outotec and Intec have been closely involved with chloride hydrometallurgy for the past two decades. During this time we have had great respect for each other's different capabilities and I am therefore very pleased to see this now culminating in our Technical Collaboration Agreement."

"Intec's strength is its diversity of patented technologies able to extract a wide variety of base and precious metals from diverse mineral and industrial feedstocks. Outotec is generally regarded as the world's leading minerals and metals processing technology company, with tremendous research facilities and personnel, extensive international marketing capability and a formidable reputation in the financial and engineering industries."

Markku Jortikka, President, Outotec - Base Metals, stated: "Outotec has developed the new revolutionary HydroCopper® Process to treat copper concentrates using chloride hydrometallurgy and producing copper rod directly at mine site. The first commercial scale copper plant is currently in the engineering phase for Erdenet Mining Company in Mongolia. In this situation we are extremely happy to have established cooperation with Intec, which we regard as one of the pioneers and most innovative companies in halide hydrometallurgy. We look forward to achieving great results in commercialisation of new technologies and based on Intec's and Outotec's joint efforts."

Intec and Outotec now look forward to identifying and jointly developing base and precious metals projects where their respective technologies can be brought together to create additional value.

For Intec Ltd:

Philip R. Wood

Philip R Wood
Managing Director & Chief Executive Officer



Intec Ltd

ABN 25 001 150 849

Superior and Sustainable Metals Production

Gordon Chiu Building J01
Department of Chemical Engineering
Maze Crescent
University of Sydney NSW 2006
Australia

Phone: 02-9351-6741
Fax: 02-9351-7180
Email: mail@intec.com.au
Website: www.intec.com.au
ASX code: INL

Companies Announcements Office
Australian Stock Exchange

07 June 2007

Presentation to European / UK Investors

Please find attached the presentation that I will be delivering on June 7 and 8 to continental European and UK investors in Zurich and London respectively.

Yours faithfully,
Intec Ltd

Philip R Wood
Managing Director & Chief Executive Officer


ASX code: INL



Intec Ltd

Superior and Sustainable Metals Production

"Intec - Australia's Newest Zinc Producer"

Presentation to
European & UK Investors
June 2007



Philip R Wood
Managing Director & Chief Executive Officer

---

1. **Corporate profile**
2. Hellyer Zinc Concentrate Project
3. Bass Metals
4. Hellyer Zinc Residues Project
5. Future Developments


Corporate Profile
Intec Group
Intec's Strategy:
To acquire interests in
base and precious metals projects
where the Intec Process adds value


Intec Technology Portfolio
Intec Group
Intec is A World-Leader in Halide-Based
Minerals Processing Hydrometallurgy
Applications
Copper Conc.
Zinc Ores/Conc.
Polymetallic Ores/Conc.
Environmental EAF Dust Zinc ferrites Metal residues/wastes
Refractory Gold Conc.
Nickel Laterites
Nickel Conc.
Technical collaboration agreement entered into with Outotec OYJ,
the world's leading metallurgical technology firm, in June 2007

Corporate Profile

Intec Group

• Shares:	559.60 million
• Options (weighted average exercise price of 12ct):	69.2 million
• Market Capitalisation (@ 18.0 cts):	A$101 million
• MBL working capital facility:	A$4.5 million
• Bass Metals Ltd:	23.5 % interest
• Major INL shareholders:	
Macquarie Bank:	8.7% (fully diluted)
Ivanhoe Mines:	6.15%
Alliance Resources:	1.43%

- ~3,700 shareholders
- UK & Continental European investors account for ~15% of Intec's issued shares

Corporate Profile

Intec Group



INTEC
HELLYER MILL

Chairman: Ian W Ross (formerly Ivanhoe Mines)

Managing Director & CEO: Philip R Wood

Director: James R G Bell (Legal practitioner)

Director: Trevor A Jones (Stockbroker)

Technical Director: A John Moyes

Finance Director: Kieran G Rodgers

Director: Kenneth J Severs (formerly Rio Tinto and Anglo American)


Corporate Profile
Intec Group
Intec Share Price and Trading Volumes
HZCP Announcement
HZCP Announcement
INL Volume (millions)
ABN: 25 001 150 849


Investor Presentation – June 2007
Intec Group
1. Corporate profile
2. Hellyer Zinc Concentrate Project
3. Bass Metals
4. Hellyer Zinc Residues Project
5. Future Developments
ABN: 25 001 150 849


Stage 1
Hellyer Zinc Concentrate Project
Conventional grinding & flotation
Stage 2
Intec Hellyer Residues Project
Intec Process (hydrometallurgy)
Stage 3
Intec Hellyer Metals Project
Intec Process (hydrometallurgy)
Intec Hellyer Metals Pty Ltd (100% Intec)
Bass Metals Ltd (23.5% Intec)
Tailings
Que River Ore
Other Regional Ores
Intec Hellyer Mill (50:50 Intec Polymetals JV)
Rougher Concentrate
Bulk zinc concentrate for sale to China


Hellyer Zinc Concentrate Project
Intec Group
80km road and rail access from project to port
EAFD and other metal residues from mainland Australia
Burnie deepwater port
Intec demonstration plant
Intec Hellyer Residues Project
&
Hellyer Zinc Concentrate Project
Bass Metals Que River Project
Intec Zeehan Residues
ABN: 25 001 150 849




Hellyer Zinc Concentrate Project
Intec Group
Shore Tanks
Flotation
Dredge
Concentrate
Burnie Port

Hellyer Zinc Concentrate Project

Intec Group



ABN: 25 001 150 849

13

Hellyer Zinc Concentrate Project

Intec Group



ABN: 25 001 150 849

14


Hellyer Zinc Concentrate Project
Intec Group
15


Hellyer Zinc Concentrate Project
Intec Group
INTEC
HELLYER MILL
16


Hellyer Zinc Concentrate Project
Intec Group
Concentrate is loaded into hoppers feeding the conveyor
17


Hellyer Zinc Concentrate Project
Intec Group
The conveyor feeds to the hold of the "M.V. Mount Rainier"
18

Hellyer Zinc Concentrate Project

Intec Group

- Shipments to date and scheduled
  - 30 January 2007
  - 27 March 2007
  - 28 April 2007
  - 8 June 2007
  - late June 2007
- Each shipment contains
  - 5,000 dry tonnes
  - (5,500 wet tonnes)
  - 38-41% Zn
  - 7-10% Pb
  - ~200g/t Ag



2007/01/30

Hellyer Zinc Concentrate Project

Intec Group

Hellyer Tailings Resource – 11Mt

Element	Grade	Quantity	In-situ US$m*	% of metal value
Zinc	2.8 %	305,000t	1,128	37%
Lead	3.0 %	330,000t	764	25%
Silver	88 g/t	30,850,000 ozs	409	14%
Gold	2.6 g/t	910,000 ozs	600	20%
Copper	0.16%	17,400t	129	4%
Total			**$3,030**	**100%**

* US$ metal prices at 31 May 2007

Hellyer Zinc Concentrate Project

Intec Group

Financial Projections for HZCP 'Base Case'

- Intec's 50% JV interest @ 1.5Mtpa
- Key financial drivers: - zinc price
  - concentrate treatment charge

Zinc Price US$/lb	1.75	1.50	1.25
US$/A$	0.82	0.82	0.82
Net JV Sales Revenue[1] A$m	67.9	59.6	50.1
JV Operating Costs A$m	24.8	24.7	24.7
EBITDA A$m – JV Total	43.1	34.8	25.4
EBITDA[2] A$m – Intec 50% Share	**21.6**	**17.4**	**12.7**

1. Net sales revenue *after* smelter charges
2. For a 12 month period operating at 100% capacity. Excludes [illegible], corporate overheads and technology expenditure.

Hellyer Zinc Concentrate Project

Intec Group

Production Parameters & Off-take Arrangements

- Conventional grinding and flotation technology
- Initial throughput of 1.5Mtpa tailings to produce ~ 65,000tpa bulk-zinc concentrate grading:
  - 38-41% Zinc, 7-10% Lead & ~ 200g/t silver
- Off-take contracts in place with Chinese smelters:
  - a) 20,000tpa for three years
  - b) 20,000tpa for two years
- Remainder of production sought by existing customers


Investor Presentation – June 2007
Intec Group
1. Corporate profile
2. Hellyer Zinc Concentrate Project
3. Bass Metals
4. Hellyer Zinc Residues Project
5. Future Developments
23


Intec Group
Bass Metals
Largest tenement position in north western Tasmania, one of the most mineralised geological provinces in the world
24


Bass Metals
Intec Group
Bass Metals Ltd Share Price & Trading Volumes
Share Price (A$)
Trading Volume (millions)
25

Bass Metals

Intec Group

Intec is the major shareholder in Bass Metals (ASX code: BSM)

- BSM market capitalisation is A$31.9m (@$0.42 per share)
- INL holds 23.5% of BSM and is represented on the Board
  - 19,645,157 shares
  - 1,235,289 40 cent options, exercisable by 30 April 2010
- Current market value of INL's holding is A$8.40m
- Current production at Que River, 3km from Intec Hellyer Mill
- Further drilling at former Hellyer mine based on current metal prices
- Exploration near Hellyer with the intention of supplying the Intec Hellyer Mill


Bass Metals
Intec Group
Que River
Mining Area
Intec
Hellyer Mill
Hellyer Mine Portal


Bass Metals
Intec Group
Que River Project
Base metals project – Zn, Pb, Ag
High margin mine development
Mined from 1978-91
Hellyer discovered in 1984 by same operator. BSM is the first new explorer since early 70's
Numerous remnant resources and targets.
Initial focus is on shallow, high grade zones for open pits.
Potential for a significant mining project with minimal capex.


Investor Presentation – June 2007
Intec Group
1. Corporate profile
2. Hellyer Zinc Concentrate Project
3. Bass Metals
4. Hellyer Zinc Residues Project
5. Future Developments
29


Stage 1
Hellyer Zinc Concentrate Project
Conventional grinding & flotation
Stage 2
Intec Hellyer Residues Project
Intec Process (hydrometallurgy)
Stage 3
Intec Hellyer Metals Project
Intec Process (hydrometallurgy)
Intec Hellyer Metals Pty Ltd (100% Intec)
Bass Metals Ltd (23.5% Intec)
Tailings
Que River Ore
Other Regional Ores
Intec Hellyer Mill (50/50 Intec Polymetals JV)
Rougher Concentrate
High-grade zinc and lead sulpides
Bulk zinc concentrate for sale to China
Intec Hellyer Metals Pty Ltd (100% Intec)
25,000tpa Australasian EAFD Production
~20,000t EAFD Stockpile (100% Intec)
Other metalliferous residues
Intec's Zeehan Residues
Lead from cleaner tails
Burnie Demonstration Plant
IHRP trials 2007
IHRP (Stage 1) 2008
Leaching/
Precipitation
Intec Hellyer Metals Pty Ltd (100% Intec)
IHRP Stage 2
Leaching/
Purification/
Electrowinning
Zn metal and/or other high value metallic products for various industry markets


EAFD AND TAIL TREATMENT PLANT FLOWCHART
AIR
Intec Group
Intec Hellyer Residues Project – Process Flowsheet
31


Hellyer Development Strategy: Burnie Demonstration Plant
Intec Group
2006: Successful Operation of the Burnie Demonstration Plant
▪ Steady state operation achieved on Hellyer tailings & EAFD
▪ Zeehan Slag trial successfully completed
32


Hellyer Development Strategy: Burnie Demonstration Plant
Intec Group
ABN: 25 001 150 849
33


Hellyer Development Strategy: Burnie Demonstration Plant
Intec Group
Zinc cathodes from steady state campaign melted to ingot and sold to Smorgon Steel for their galvanising operations
ABN: 25 001 150 849
34



Hellyer Development Strategy: Feedstocks

Intec Group



EAF Dust

- Residue from steel recycling
- Average 30-40% Zn
- Intec owns a 20,500t stockpile in Melbourne
- ~20-25,000tpa in Australia
- >5Mtpa globally

Hellyer Development Strategy: Feedstocks

Intec Group

Signed Agreement with Smorgon Steel

- Stockpile acquired in July 2004
- Payment to Intec of A$100 per tonne, plus A$100/t for transport to Hellyer
- Currently stored at Footscray, Melbourne
- Successfully trialled at Burnie demo plant
- Zn ingots returned to Smorgon for reuse




Hellyer Development Strategy: Feedstocks
Intec Group
PbS from tailings
Fine lead can be separated from the cleaner tails of the Intec Hellyer Mill
56,000tpa extract stream containing ~19% Pb
This can be fed into the Intec Hellyer Residues Project for increased recovery of lead
37


Hellyer Development Strategy: Feedstocks
Intec Group
Zeehan lead smelter residue stockpile
460,000 tonnes
13.4%-Zn, 1.7%-Pb, 54g/t-Ag, 50g/t-In
90km by road from Hellyer
Acquired by Intec in October 2006
38

Intec Hellyer Residues Project

- **First commercial application of the Intec Process**
- Feedstock 1: 25,000tpa EAFD
- Feedstock 2: 56,000tpa lead sulphide extract from the cleaner tails of the Intec Hellyer Mill
- Product: ~10,000tpa high-grade ZnS, ~13,000tpa PbS
- Staged development for fast implementation
- Low capital cost
- Low operating cost
- Low project risk

Hellyer Development Strategy: IHRP

Intec Group

IHRP Expansion

- Future expansion possible in a range of viable areas
- Feedstocks
  - Zeehan slag
  - Other zinc-bearing residues
  - ZnO ores
- Value-added products


Investor Presentation – June 2007
Intec Group
1. Corporate profile
2. Hellyer Zinc Concentrate Project
3. Bass Metals
4. Burnie Demonstration Plant
5. Future Developments

Future Developments

Intec Group

Future Development Strategy

Over the longer term, Intec will become a technology provider worldwide, participating in base and precious metals projects where the Intec Process enhances economic and environmental outcomes

Future Developments

Intec Group

Technical Collaboration Relationships

- IP is only a small part of the overall value of a new commercial hydrometallurgical technology. Requires:
  - Money
  - Engineering
  - Marketing
  - Project financing
- Intec looks to technical collaboration with inventors of meritorious technologies in our field (eg Outotec)
- Each hydromet success supports the market view of hydrometallurgy as a viable alternative to smelting

Summary

Intec Group

Why Invest in Intec?

- Experienced, energetic leadership
- Already strongly cash flow positive at Hellyer
- Great growth potential for Intec's technology
- Modest market capitalisation
- Open share register
- High liquidity
- **Macquarie Securities commencing research coverage from June 2007**


Contact Intec Ltd
Intec Group
Philip R Wood
Managing Director & CEO
Email: philip@intec.com.au
Intec Ltd
Gordon Chiu Building J01
Department of Chemical Engineering
Maze Crescent, University of Sydney
NSW 2006 AUSTRALIA
Tel: +61-2-9351-6741
Fax: +61-2-9351-7180
Web: www.intec.com.au
45



Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Intec Ltd
ABN	25 001 150 849

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Kieran Gregory Rodgers
Date of last notice	28 February 2007

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Mudros Pty Ltd
Date of change	1 June 2007 and 8 June 2007
No. of securities held prior to change	263,464 (indirectly) 573,590 unquoted employee options (expiry date 16 July 2007; exercise price $0.24625). 427,520 unquoted employee options (expiry date 26 November 2008; exercise price $0.10). 925,675 unquoted employee options (expiry date 24 February 2010; exercise price $0.069). 900,000 unquoted employee options (expiry date 30 August 2011; exercise price $0.11).
Class – where change occurred	Ordinary shares and unquoted employee options (expiry date 24 February 2010. exercise price $0.069).
Number acquired	450,000 ordinary shares acquired on exercise of options (expiry date 24 February 2010 exercise price $0.069).
Number disposed	450,000 ordinary shares sold.
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	450,000 ordinary shares acquired on exercise of options of $0.069 per share. 450,000 ordinary shares sold on market at a price of $0.175 per share.

+ See chapter 19 for defined terms.

No. of securities held after change	263,464 (indirectly) 573,590 unquoted employee options (expiry date 16 July 2007; exercise price $0.24625). 427,520 unquoted employee options (expiry date 26 November 2008; exercise price $0.10). 475,675 unquoted employee options (expiry date 24 February 2010; exercise price $0.069). 900,000 unquoted employee options (expiry date 30 August 2011; exercise price $0.11).
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Exercise of options and sale of shares acquired on exercise of options.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Intec Ltd

ABN 25 001 150 849

Superior and Sustainable Metals Production

Gordon Chiu Building J01
Department of Chemical Engineering
Maze Crescent
University of Sydney NSW 2006
Australia

Phone: 02-9351-6741
Fax: 02-9351-7180
Email: mail@intec.com.au
Website: www.intec.com.au
ASX code: INL

Companies Announcements Office
Australian Stock Exchange

26 June 2007

BSM signs Que River offtake HOA with ZFX at Rosebery

Please find attached today's announcement by Bass Metals Ltd (ASX code: BSM), 23.5% owned by Intec Ltd (ASX code: INL), advising that the high grade polymetallic ore initially to be mined at Que River is intended to be trucked to, and treated by, the Rosebery Mill belonging to Zinifex Limited (ASX code: ZFX).

As BSM's largest shareholder, Intec is pleased that the Rosebery Mill is able to offer more advantageous treatment terms relative to those which the Hellyer Zinc Concentrate Project Joint Venture is economically able to provide as an equivalent value proposition to its current operations.

Intec notes that the Rosebery Mill has spare capacity, whereas the Intec Hellyer Mill is currently fully utilised in treating the Hellyer tailings to produce a bulk zinc, lead and silver concentrate. Additionally, the Intec Hellyer Mill (unlike Rosebery) is not currently configured to recover copper and gold values (although it retains that capability for future operations), which are likely to increase in significance over time at Que River. It should also be noted that the Que River ore more closely resembles the Rosebery ore than the finely ground tailings feedstock into the Intec Hellyer Mill, and thus between 1978 and 1991 the Rosebery plant treated approximately 2.4 million tonnes of Que River ore.

BSM is developing a range of potential base and precious metals projects in northwestern Tasmania, and Intec looks forward to pursuing these resultant longer term business opportunities with BSM.

Yours faithfully,
Intec Ltd

Philip R Wood
Managing Director & Chief Executive Officer



ASX code: INL



BASS METALS LTD

ABN 31 109 933 995

26 June 2007

The Manager Companies
Australian Stock Exchange
20 Bridge Street
Sydney NSW 2000

Dear Sir

QUE RIVER ORE OFF-TAKE AGREEMENT WITH ZINIFEX

Bass Metals Ltd (ASX:BSM) is pleased to advise that it has today signed a Heads of Agreement (HOA) covering the terms and conditions of an Ore Sales & Purchase Agreement with Zinifex Australia Limited. The HOA relates to ore produced from the Que River Stage 1 Mining Project, which would be trucked to Zinifex's Rosebery plant. The agreement is conditional on several items including:

- completion of a 1,000t trial to verify metallurgical assumptions and logistical issues;
- satisfactory management of community concerns by Zinifex regarding road haulage of the ore to Rosebery; and,
- a $100,000 pre-payment from Zinifex to BSM.

This departure from the planned off-take agreement with the Hellyer Zinc Concentrate Joint Venture (HZCJV) has arisen due to changes in the operating parameters of the Hellyer plant from what was anticipated in December 2006. The Hellyer plant is currently being fully utilised in treating the Hellyer tailings to produce a bulk zinc/lead/silver concentrate, but its circuit is not configured to recover gold and copper values also available from the Que River ore. Thus, the HZCJV is not in a position to make payment based on the full value of the contained metals in the Que River ore, relative to the Hellyer tailings that are already freely available to it.

The Zinifex agreement generates improved margins, with payments received for all 5 contained metals (zinc, lead, copper, silver and gold). The risk profile has also been improved as the Que River ore has a closer affinity to Rosebery ore than the finely ground tailings feedstock into the Hellyer plant. Between 1978 and 1991 the Rosebery plant treated approximately 2.4 million tonnes of Que River ore.

Zinifex approached BSM earlier this year exploring ore purchase opportunities to utilise spare capacity at the Rosebery mill facilities. This resulted in an ore off-take proposal with favourable terms to BSM, which is consistent with its previous revenue targets.

The focus for BSM now is to complete the ore trial through the Rosebery plant, which is expected to start within the next week and to finalise haulage and mining related contracts prior to making a final decision to mine. Both Parties are keen and motivated to commence operations as soon as practicable.

The Rosebery processing option, although a significant divergence to recent plans, has always been in serious contention. The Board of BSM is pleased that an opportunity has emerged to further develop the existing relationship with Zinifex for the shallow resources at Que River and other resources closer to Rosebery. Zinifex and BML already have close ties through the Hellyer Exploration Alliance where the Parties are co-funding a $2.0M drilling programme targeting the discovery of new Hellyer-style deposits.

Aside from the shallow ore sources at Que River and targets in the vicinity of the historic Farrell mine earmarked for treatment at Rosebery, BSM is evaluating a number of its other gold and base metal resource targets with the potential for mine development. These include the Mt Charter gold-silver deposit, remnant base metal mineralisation and resource targets at the decommissioned Hellyer Mine, and targets at the Magnet lead-zinc-silver mine near Mt Bischoff. These targets all lie close to the Hellyer treatment facility owned by Intec Ltd, BSM's largest shareholder, and BSM will continue to pursue longer term business opportunities with the operators of this facility.

Yours Sincerely

Mike Rosenstreich
Managing Director

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**Intec Ltd**
ABN	**25 001 150 849**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Philip Ronald Wood
Date of last notice	1 June 2007

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest	Philip R Wood Super Fund
Date of change	27 June 2007
No. of securities held prior to change	659,169 ordinary shares (as registered holder) 1,423,601 ordinary shares (indirectly) 2,047,035 unquoted employee options (expiry date 16 July 2007; exercise price $0.24625) 570,263 unquoted employee options (expiry date 26 November 2008; exercise price $0.10) 1,014,590 unquoted employee options (expiry date 24 February 2010; exercise price $0.069) 1,200,000 unquoted employee options (expiry date 30 August 2011; exercise price $0.11)
Class	Ordinary shares
Number acquired	18,000
Number disposed	Nil

+ See chapter 19 for defined terms.

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$0.145 per share
No. of securities held after change	659,169 ordinary shares (as registered holder) 1,441,601 ordinary shares (indirectly) 2,047,035 unquoted employee options (expiry date 16 July 2007; exercise price $0.24625) 570,263 unquoted employee options (expiry date 26 November 2008; exercise price $0.10) 1,014,590 unquoted employee options (expiry date 24 February 2010; exercise price $0.069) 1,200,000 unquoted employee options (expiry date 30 August 2011; exercise price $0.11)
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market trade

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity Intec Ltd
ABN 25 001 150 849

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Trevor Abel Jones
Date of last notice	26 April 2007

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note. In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Claronga Pty Ltd (The Jones Family Account)
Date of change	27 June 2007
No. of securities held prior to change	769,075 ordinary shares (indirectly)
Class	Ordinary shares
Number acquired	500,000
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$0.15 per share
No. of securities held after change	1,269,075 ordinary shares (indirectly)
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market trade

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity Intec Ltd
ABN 25 001 150 849

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Ian Wargent Ross
Date of last notice	23 April 2007

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Ross Super Fund Limited
Date of change	27 June 2007
No. of securities held prior to change	217,919 ordinary shares (as registered holder) 250,000 ordinary shares (indirectly) 329,783 unquoted employee options (expiry date 24 February 2010; exercise price $0.069) 400,000 unquoted employee options (expiry date 30 August 2011; exercise price $0.11)
Class	Ordinary shares
Number acquired	150,000
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$0.145 per share

+ See chapter 19 for defined terms.

No. of securities held after change	217,919 ordinary shares (as registered holder) 400,000 ordinary shares (indirectly) 329,783 unquoted employee options (expiry date 24 February 2010; exercise price $0.069) 400,000 unquoted employee options (expiry date 30 August 2011; exercise price $0.11)
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market trade

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.



Intec Ltd

ABN 25 001 150 849

Superior and Sustainable Metals Production

Gordon Chiu Building J01
Department of Chemical Engineering
Maze Crescent
University of Sydney NSW 2006
Australia

Phone: 02-9351-6741
Fax: 02-9351-7180
Email: mail@intec.com.au
Website: www.intec.com.au
ASX code: INL

Companies Announcements Office
Australian Securities Exchange Limited

23 July 2007

Interview with Macquarie Digital

Please note that a six-minute interview with me discussing the Hellyer Project and Intec Ltd's financial outlook was today published by Macquarie Digital and may now be accessed via the Macquarie web site:

www.macquariedigital.com.au/default.aspx?page=videodetails&videoid=2346

or via the Media section of Intec Ltd's web site:

www.intec.com.au/?/Investor_Information/Media

Yours faithfully,
Intec Ltd

Philip R Wood
Managing Director & Chief Executive Officer



ASX code: INL

Intec Ltd

ABN 25 001 150 849

Superior and Sustainable Metals Production

Gordon Chiu Building J01
Department of Chemical Engineering
Maze Crescent
University of Sydney NSW 2006
Australia

Phone: 02-9351-6741
Fax: 02-9351-7180
Email: mail@intec.com.au
Website: www.intec.com.au
ASX code: INL

Companies Announcements Office
Australian Securities Exchange Limited

26 July 2007

Philip Wood Appointed Director of Compass Resources NL

On behalf of all of the Board of Intec Ltd (ASX code: INL), I am pleased to advise that INL's Managing Director and Chief Executive Officer, Philip Wood, has accepted the invitation of Compass Resources NL ("Compass") to join its Board as a Non-Executive Independent Director. A copy of today's ASX announcement by Compass to this effect is attached.

Sydney-based Compass is an S&P/ASX 200 index-listed company with a current market capitalisation of approximately A$700 million. Full information concerning its exploration, mining, and project and process development activities may be found at www.compassnl.com.au

While acknowledging Mr Wood's full time role as INL's Managing Director and Chief Executive Officer, the INL Board considers that his appointment will further develop his industry exposure in a manner which will be to the longer term benefit of INL. In particular, we expect he will gain insights into how Compass, another growth company in a very similar field, conducts its business, and be introduced to a range of institutional and private Compass shareholders, potential product customers and other mining industry and financial market participants.

Mr Wood's directorship of Compass should also progress possible areas of collaboration between it and INL and we therefore wish him well in his additional role.

Yours faithfully,
Intec Ltd

Ian W Ross
Chairman


ASX code INL



COMPASS RESOURCES NL

ABN 51 010 536 820

26 July 2007

New Independent Directors appointed to the Compass Resources Board

The Chairman and directors of Compass Resources NL welcome the appointment of 2 new independent directors to the Company's Board.

Effective 1 August 2007, Dr. Thomas Girgensohn and Mr. Philip Wood will join Compass as independent non-executive directors.

Dr. Girgensohn is an experienced non-executive director in the mining and commodities industries. Having been a partner with the Boston Consulting Group for 12 years, his focus has been on corporate strategy and finance. He has also chaired a number of audit committees. Dr Girgensohn's directorships include Australian Bulk Minerals which manages the Savage River mine; the chairmanship of Stemcor Australia, a major trader in steel and raw materials; and Dairy Farmers.

Philip Wood has a strong international legal and investment banking background, and additionally is the Managing Director and Chief Executive Officer of the mining and minerals processing technology company Intec Ltd. This background particularly provides specialist input in corporate and project financing and extensive international mining industry contacts.

Both Dr. Girgensohn and Mr. Wood are Sydney based and bring highly relevant skills to the Compass Board at this important stage of company development and growth, whilst enabling the Company to fulfil independent audit committee requirements.

The expansion of the Board and its expertise base with additional independent directors was foreshadowed in the AGM last May, and advances the Company's conformance to the highest corporate governance standards. Shareholders will have the opportunity to confirm these appointments at the next general meeting.

For further information contact:

Philip Cohen (Company Secretary)
Phone: ++ 61 (0) 2 9417 3588
Fax: ++ 61 (0) 2 9417 8750



ABN 25 001 150 849

Superior and Sustainable Metals Production

Gordon Chiu Building J01
Department of Chemical Engineering
Maze Crescent
University of Sydney NSW 2006
Australia

Phone: 02-9351-6741
Fax: 02-9351-7180
Email: mail@intec.com.au
Website: www.intec.com.au
ASX code: INL

Companies Announcements Office
Australian Securities Exchange Limited

31 July 2007

Please find attached an information release relating to the signing of the Stage 2 EAF Dust Supply and Treatment Agreement between Smorgon Steel Group Limited and Intec Ltd.

Yours faithfully,
Intec Ltd

Philip R Wood
Managing Director & Chief Executive Officer


Intec Ltd
Superior and Sustainable Metals Production

Information Release: 31 July 2007
Smorgon and Intec Sign Stage 2 EAF Dust Agreement

Smorgon Steel Group Ltd (ASX code: SSX) and Intec Ltd (ASX code: INL) yesterday entered into the Stage 2 EAF Dust Supply and Treatment Agreement for the ongoing supply by SSX over a (minimum and renewable) three year period of electric arc furnace dust (EAF Dust) as feedstock for INL's Hellyer Residues Project (HRP) in northwestern Tasmania. The HRP is expected to commence commercial production in early 2009.

This Stage 2 Agreement builds upon the Stage 1 EAF Dust Stockpile Transfer and Treatment Agreement between SSX and INL dated 21 February 2006 in relation to the 20,500 tonnes EAF Dust stockpile in West Footscray, Melbourne (also to be treated via the HRP). It also follows the successful extraction during 2006 at INL's demonstration plant in Burnie, Tasmania of effectively all of the contained zinc, lead and silver from SSX's 'arising', and INL's stockpiled, EAF Dust.

The state regulatory authorities in Victoria and Tasmania have given the relevant approvals for the interim storage of the EAF Dust under the Stage 2 Agreement and for the renewed operation of the Burnie plant on a feedstock primarily consisting of EAF Dust, which is expected to commence on a campaign basis late in the current quarter, in order to provide detailed operational and engineering data for the HRP.

SSX will supply INL with all of its approximately 15,000 tonnes (minimum 14,000 tonnes) of EAF Dust production per annum, with zinc grades expected to exceed 30% from the outset. Additionally, current efforts at SSX's Laverton, Victoria and Waratah, NSW mills are expected to continue gradually to increase the zinc grade contained in their EAF Dust product over time. Deliveries of EAF Dust to Intec from SSX's Waratah and Laverton mills commence today and tomorrow respectively.

Philip Wood, Managing Director and Chief Executive Officer of INL, stated "The ongoing supply of EAF Dust by Smorgon Steel, Australia's largest producer, contains about A$20 million per annum worth of recoverable zinc, lead and silver at today's prices. Last year's Burnie demonstration plant program showed that the Intec Process enables virtually all of the contained metals to report to saleable product, within the existing business operations of the Hellyer Zinc Concentrate Project. Securing this ongoing feedstock from Smorgon (with others to follow) on mutually favourable economic terms for our Hellyer Residues Project represents a significant milestone in the commercial-scale application of the Intec Process."

For further information, please contact:

Dave Sammut
Corporate Development Manager
Intec Ltd

Phone: (02) 9351-6741
Email: dave@intec.com.au



Intec Ltd

ABN 25 001 150 849

Superior and Sustainable Metals Production

Gordon Chiu Building J01
Department of Chemical Engineering
Maze Crescent
University of Sydney NSW 2006
Australia

Phone: 02-9351-6741
Fax: 02-9351-7180
Email: mail@intec.com.au
Website: www.intec.com.au
ASX code: INL

Companies Announcements Office
Australian Stock Exchange Limited

31 July 2007

Quarterly Activities Report: Appendix 4C June 2007

On behalf of Intec Ltd (ASX code: INL, or the Company), I now attach the June 2007 Quarterly Report for Entities Admitted on the Basis of Commitments (Appendix 4C).

Highlights

- *The Hellyer Zinc Concentrate Project Joint Venture (50/50 Intec/Polymetals) has experienced its first full quarter of steady production, totalling 13,763 tonnes of bulk zinc concentrate grading 38% Zn, 10% Pb and 144g/t Ag and is now reliably and substantially cash-flow positive.*
- *In view of this year's escalating lead price, Intec and Polymetals are implementing inexpensive options to speedily and substantially increase the overall lead recoveries from the tailings feedstock.*
- *Bass Metals Ltd has commenced mining at Que River and will be processing its ore through the nearby Rosebery Mill owned by Zinifex Limited. The market value of Intec's 23.2% shareholding in Bass Metals rose during the June quarter to A$7.7 million.*
- *Progress of Intec's Hellyer Residues Project remains on-track for construction in 2008 and operation in 2009. This is to be achieved via reconfiguration and then recommencement of operations at the Burnie Demonstration Plant, followed by staged development to ensure the earliest possible production at the lowest capital and operating cost.*
- *The cornerstone supplier of feedstock to the Hellyer Residues Project will be Smorgon Steel, with which Intec yesterday signed a long-term (three-year minimum and renewable) contract to recycle and recover the substantial contained zinc, lead and silver values of its entire annual production of EAF dust from both of its Australian operations. This contract secures 15,000tpa of high-grade EAF dust, containing 30-40% Zn, 1-2% Pb and ~100g/t Ag, with a total contained metal value of approximately A$20 million per annum at current metal prices.*
- *The Ammtec-WorleyParsons report has now been received by Intec, updating the 2004 pre-feasibility study by H.G. Engineering (since merged with WorleyParsons) for the now-superseded Intec Hellyer Metals Project. This provides useful generic information concerning the Intec Process and for future stages of development at Hellyer and elsewhere, but is not on the critical path for the current active development of the Hellyer Residues Project.*
- *Broker coverage by Macquarie Securities (Australia) Limited commenced in July. Meanwhile, the top 20 Intec shareholders continue to accumulate on a net basis.*
- *The total cash available at the end of the quarter was A$2,971,000.*

+ See chapter 19 for defined terms.

Hellyer Zinc Concentrate Project (HZCP)



The Hellyer Zinc Concentrate Project (HZCP) has experienced its first full quarter of steady production. Total production for the quarter was 13,763 tonnes of bulk zinc concentrate grading 38% Zn, 10% Pb and 144g/t Ag. This included record production of 5,707 tonnes achieved in May, which was primarily due to the installation of a longer cutting arm to the dredge that accessed a rich zone of the tailings dam down to 16m, as well as with ongoing improvements and optimisation at the Intec Hellyer Mill.

This resulted in three shipments to Chinese smelter customers during the quarter, each shipment containing approximately 5,000 tonnes of product. Dredging of the high grade zone of the tailings dam continued throughout June, returning to average (2.8% zinc) zones in July.

Importantly during the quarter, sustainably higher recoveries of zinc and lead were achieved through a combination of factors, including lower throughput with longer residence times, thus prolonging the projected life of the HZCP.

Intec Non-Executive Director, Mr Kenneth Severs, attended the HZCP operations and associated metallurgical laboratories in Burnie Tasmania during June to assess on Intec's behalf a number of opportunities for optimisation of the operations that are currently under consideration. Mr Severs' report regarding the contribution of Polymetals (as the joint venture operators of the Intec Hellyer Mill) was highly complimentary and supported strongly a programme of works to further explore these metallurgical opportunities.

Of particular note at this time of record high lead prices, Intec and Polymetals are focussing on inexpensive options that can be quickly implemented to substantially increase the overall lead recoveries from the tailings feedstock.

Of these, Intec anticipates that production of a low-grade lead concentrate (grading 15-20% Pb, plus minor Zn and Ag values) will commence in the second half of 2007. While this product would be of too low grade for sale on international markets, testwork in Intec's Sydney laboratory have shown that over 95% of the lead can be recovered using the Intec Process. As such, Intec expects that the low grade lead concentrate will be produced and stored on site for use in the up-coming Hellyer Residues Project.

This exemplifies the ability of the Intec Process to unlock value that is unavailable to conventional technologies. The additional recovery would represent over 11,000tpa of contained lead, offering

+ See chapter 19 for defined terms.

substantial additional revenues to Intec while at the same time significantly reducing the amount of heavy metals returning to the tailings dam after reprocessing.

Other means of enhancing metals recoveries from the tailings throughput at Hellyer, such as ultra-fine grinding combined with the installation of a CIP plant to recover gold and silver, are also under consideration.

Bass Metals Ltd (ASX code: BSM)

As the largest shareholder in Bass Metals Ltd, the value of Intec's shareholding increased substantially during the June 2007 Quarter, from ~A$4.5 million to ~A$7.7 million due in substantial part to further investment of A$2.2 million. As at 30 June 2007 Intec's shareholding in BSM stood at 23.24% (plus 1,235,289 30 April 2010 40 cents BSM options).

At the end of the June quarter it was announced that BSM had signed a Heads of Agreement for the treatment of the Que River ore at the Rosebery mill owned by Zinifex Limited. For a number of operational reasons, the Rosebery mill was able to offer more advantageous treatment terms relative to those which the Hellyer Zinc Concentrate Project Joint Venture was economically able to provide as an equivalent value proposition to its current operations.

Intec notes that the Rosebery Mill has spare capacity, whereas the Intec Hellyer Mill is currently fully utilised in treating the Hellyer tailings to produce the bulk zinc, lead and silver concentrate. Additionally, the Intec Hellyer Mill (unlike Rosebery) is not currently configured to recover copper and gold values (although it retains that capability for future operations), which are likely to increase in significance over time at Que River. It should also be noted that the Que River ore more closely resembles the Rosebery ore than the finely ground tailings feedstock currently being treated at the Intec Hellyer Mill. Indeed, between 1978 and 1991 the Rosebery plant treated approximately 2.4 million tonnes of Que River ore.

BSM is developing a range of potential base and precious metals projects in northwestern Tasmania, and Intec looks forward to pursuing these resultant longer term business opportunities with BSM.



Hellyer Residues Project

The progress of Intec's wholly-owned Hellyer Residues Project remains on-track for construction in 2008 and operation early in 2009. This is to be achieved via staged development to ensure the earliest possible production at the lowest capital and operating cost. Overall, the implementation of this project represents a major milestone in commercialisation of Intec's technology, which will ultimately be the key platform for future shareholder value.

The first stage of the Hellyer Residues Project plant is planned as two parallel Intec Process circuits: the Zinc Circuit primarily treating 25,000tpa of electric arc furnace dust (EAF dust); and the Lead Circuit primarily treating the low-grade lead sulphide

+ See chapter 19 for defined terms.

concentrate to be recovered from the conventional processing at the Intec Hellyer Mill (as described above). Either circuit could also be used to recycle and recover the contained metals from other zinc- or lead-bearing residue sources, such as those that may be identified via the current discussions with the environmental regulatory authorities in Tasmania and Victoria.

As a critical step to securing the feedstock to this project, Intec was pleased to announce earlier today the signing of a long-term (three-year minimum and renewable) contract to recycle and recover the substantial contained metal values from the entire annual production of EAF dust from both of Smorgon Steel's Australian operations. This contract secures a total of approximately 15,000tpa (of the 25,000tpa planned throughput) of high-grade EAF Dust, containing 30-40% Zn, 1-2% Pb and ~100g/t Ag, with a total contained metal value of approximately A$20 million per annum at current metal prices.

Under the terms of the contract, Intec has today commenced receiving the Smorgon Steel EAF Dust, which will be stockpiled in the interim as feedstock for the future plant.

Intec's technical staff have advanced the Hellyer Residues Project significantly during the June 2007 Quarter, including refining the process flow sheet, developing mass balances and preliminary equipment lists and other project-related engineering data. Additionally, Intec has commenced the process of seeking the regulatory approvals associated with the project, with all aspects of the project currently developing to expected time frames.



Concurrently, the developments described above for the Hellyer Residues Project are being mirrored in the reconfiguration of Intec's demonstration plant at Burnie.

It is expected that the reconfiguration will be complete and operations at the Burnie Demonstration Plant will recommence in the current quarter on a campaign basis, providing the necessary engineering and operational data for the Hellyer Residues Project.

It should be emphasised that the current reconfiguration of the Burnie Demonstration Plant reflects the decision in early 2007 to commercialise the Intec Process via the Hellyer Residues Project, producing intermediate zinc products within the HZCP's existing business plan rather than adding purification and electrowinning circuits to proceed through to pure metal. This offers a number of advantages:

- It allows the project to be implemented in the shortest possible time frame to take advantage of current high metals prices;
- It minimises capital and operating cost;

- It offers potential synergies with the existing HZCP operations, such as blending product and reduced marketing costs for the final products by aligning with existing sales contracts;
- It minimises technical risks; and
- It allows the potential for future stages to be developed flexibly from project revenues.

Ammtec-WorleyParsons Report

The Ammtec-WorleyParsons Report has now been received by Intec, updating the 2004 pre-feasibility study for the Intec Hellyer Metals Project of H.G. Engineering (which has since merged with WorleyParsons)



The Ammtec-WorleyParsons Report was received later than originally scheduled because, as described in Intec's March quarterly, the Report relates to the original but now-superseded polymetallic Hellyer Metals Project and the associated 2006 operations of the Burnie Demonstration Plant. The decision in 2006 to commence dredging and processing tailings via the HZCP and the ensuing decision earlier this year to implement the Intec Process at Hellyer via the Hellyer Residues Project means that, while the Report provides useful generic information concerning the Intec Process and for possible future stages of development at Hellyer and elsewhere, it is not on the critical path for development of the Hellyer Residues Project and will therefore not be implemented as originally conceived.

Corporate

Cash Position

The Company's cash balance at 30 June 2007 was A$2,971,000.

The Directors consider that the Company's available cash, receivables, securities and other liquid current assets, income from the HZCP and debt facility with Macquarie Bank are more than sufficient for its working capital requirements (inclusive of the HZCP).

+ See chapter 19 for defined terms.

Broker Research

Macquarie Securities (Australia) Limited commenced coverage of Intec Ltd during the June 2007 Quarter. The initial report took a conservative view, particularly with respect to forward metal prices and the valuation of the Hellyer Residues Project (for which no valuation was offered, pending the availability of further economic data). This research concluded that: "INL management has proven itself to be agile, opportunistic and entrepreneurial in using the current high metals price environment in piecing together a strategy to develop its technology." "Sensibly, Intec has used its HZCP project and high zinc prices (rather than the equity market) to build cash, gain expertise on metals processing, trial its technology, and buy time while it determines how best to monetise its technology – and quickly."

The initial valuation ascribed by Macquarie was 13-15 cents per share. However, it was noted that: "If we assume flat future zinc prices of US$1.50/lb, our DCF valuation triples to ~$75m", which would add an additional 8 cents per share value via the HZCP alone.

It might also be expected that the majority of Intec's shareholders are looking to the implementation of the Intec Process technology as the key driver of future value. Macquarie noted that: "If indeed INL was able to commercialise its technology and it gained favour among one or more key industry players, it may have significant upside potential from our base case assumptions."



Macquarie Research's overall conclusion was that "We view the next two years as critical to INL in realising its vision. The currently favourable metals environment provides a unique opportunity for INL to generate cash and trial its technology in conjunction with conventional operations. However, INL's not inconsiderable challenge is to transform its revenue and earnings base from one that is highly leveraged to the metals cycle to one that is more insulated from metal price downturns by increased demand for its low capex and low operating cost processing technology."

Directorships

Mr James Bell was appointed as a Non-Executive Director of Intec Ltd on 1 May 2007. Mr Bell is a longstanding Intec shareholder, having become a significant seed investor in 1995 and supported all capital raisings since that time. He has also, over a period of some years, provided legal advice to Intec and recently entered into an arrangement to share his office premises in Sydney to provide Intec with a presence in the City.

On 26 July 2007, Mr Philip Wood, Intec's Managing director and Chief Executive Officer, was appointed as a Non-Executive Director of Compass Resources NL.

+ See chapter 19 for defined terms.

Jervois Mining Limited

Intec elected to exercise its remaining 107 million options in Jervois Mining Limited during the June 2007 Quarter at a cost of 1 cent each, and sold the resultant issued shares on market at an average price of about 2.5 cents per share. As a result, Intec was left with zero shares or options in JRV as at 30 June 2007, having booked a net profit of approximately A$4 million from the overall transaction.

Collaboration Agreement Signed with Outotec OYJ

During the June 2007 Quarter, Intec signed a Heads of Agreement with Outotec OYJ of Finland to collaborate closely in the field of chloride hydrometallurgy.



According to the agreement, Intec makes available to Outotec its internationally patented mixed halide leaching technology, which enhances the recovery of gold and other precious metals from mineral ores and concentrates. Similarly, Outotec makes available to Intec its OKTOP reactor technology developed for a variety of applications such as the efficient transfer of oxygen into mineral slurries, which will enhance kinetics in the leach section of the Intec Process.

Outotec is the worldwide overall technology leader in minerals and metals processing, providing innovative and environmentally sound solutions for a wide variety of customers in iron and steel, aluminium and non-ferrous metals industries. Formerly Outokumpu Technology (prior to its October 2006 IPO), Outotec employs 1,800 people worldwide and recorded a profit of EUR 56 million in calendar year 2006 from sales revenues of EUR 740 million.

Intec and Outotec now look forward to identifying and jointly developing base and precious metals projects where their respective technologies can be brought together to create additional value.

Other Corporate Matters

The INL share price showed continued weakness during the June 2007 Quarter, despite the ongoing strength in the Company's fundamentals.

INL's Top 20 share register has continued to remain stable throughout the June 2007 Quarter. Of the current top 20 shareholders, all but one (National Nominees, which transferred shares to HSBC Custody Nominees) held or increased their shareholding during the quarter, and the aggregate shareholding among the top 20 shareholders has increased. In part, the large bank nominee holdings are understood to represent numerous European investors introduced via INL's Deutsche Boerse listing.

+ See chapter 19 for defined terms.

Top 20 Shareholding as at 30 June 2007

Top 20 Shareholder as at 24/4/07	As at 31/3/07	As at 30/6/07	Change
ANZ Nominees Limited	40,961,773	46,488,439	Increase
Orian Holding Corp (Ivanhoe Mines)	34,312,366	34,312,366	Stable
Oregon Nominees Pty Ltd	10,200,000	11,572,000	Increase
HSBC Custody Nominees	<425,000	11,545,485	Increase
Alliance Resources Limited	7,952,200	7,952,200	Stable
Macquarie Bank Limited	7,246,377	7,246,377	Stable
National Nominees Ltd	23,234,842	6,714,842	Decrease
Mr Stephen Stone	6,083,400	6,083,400	Stable
Reach Out Pty Ltd	5,572,460	5,572,460	Stable
Mr William Conway	5,046,428	5,046,428	Stable
Mr Michael McKenzie	5,045,455	5,045,455	Stable
Smacer Pty Ltd	4,590,910	5,000,000	Increase
Shell Cove Capital Management Pty Ltd	<425,000	4,475,035	Increase
Mr Peter Taylor	4,045,455	4,045,455	Stable
Grizzly Holdings Pty Ltd	3,885,691	3,885,691	Stable
JJ Johnson Jacobs Pty Ltd	3,651,131	3,651,131	Stable
Kurraba Investments Pty Ltd	3,454,545	3,454,545	Stable
Mesuta Pty Ltd	2,397,743	3,449,228	Increase
Wendelini Pty Limited	3,234,583	3,234,583	Stable
Barona Group Pty Ltd	3,166,364	3,166,364	Stable
Top 20 Total Holding	**178,901,519**	**181,941,484**	**Increase**

+ See chapter 19 for defined terms.

Accounting Treatment of Concentrate Sales

It should be noted that the terms of the HZCP Joint Venture specify that joint venture property includes zinc concentrate which has been shipped but not sold. At the point of sale the zinc concentrate becomes the property of the individual joint venturers. The HZCP JV does not make any sales of the concentrate - this is done by the joint venturers individually on their own behalf.



Sales are made on a CIF (cost, insurance, freight) basis which means that title and risk in the concentrate does not pass to the buyer until it is received by the buyer at the port of discharge. As the tests for recognition of revenue look at risk and transfer of title, under the CIF basis of sale, the sales revenue is not recognized in the profit and loss account until the shipment reaches its port of discharge. Any cash received on provisional invoice is treated as deferred revenue until the shipment is discharged. Equally, the cost of sales in regard to the shipment is treated as an asset, goods in transit, until the shipment is discharged thereby matching costs with revenues.

If the sales had been made on a FOB (free on board) basis where title and risk passes on the loading of the shipment then revenue and cost of sales would be recognized at the time of shipment.

In respect of INL's shipments in June 2007 receipts based on provisional invoices have been treated as deferred revenue in the balance sheet and costs associated with the shipments have been treated as goods in transit in the balance sheet. Subsequently, the shipments have now been discharged and the relevant amounts of deferred revenue and goods in transit will be transferred to the 2008 profit and loss account on recognition of the sales.

Yours faithfully
Intec Ltd

Philip R. Wood

Philip R Wood
Managing Director and Chief Executive Officer

+ See chapter 19 for defined terms.

Rule 4.7B

Appendix 4C

Quarterly report for entities admitted on the basis of commitments

Introduced 31/3/2000. Amended 30/9/2001

Name of entity

Intec Ltd

ABN

25 001 150 849

Quarter ended ("current quarter")

30 June 2007

Consolidated statement of cash flows

Cash flows related to operating activities	Current quarter $A'000	Year to date (12 months) $A'000
1.1 Receipts from product sales and related debtors	6,603	8,967
1.2 Payments for		
(a) staff costs	(679)	(2,611)
(b) advertising and marketing	(29)	(101)
(c) research and development	(982)	(4,051)
(f) HZCP joint venture costs	(1,967)	(5,085)
(g) administration and corporate costs	(609)	(1,485)
1.3 Dividends received		
1.4 Interest and other items of a similar nature received	66	181
1.5 Interest and other costs of finance paid	(28)	(156)
1.6 Income tax rebate received		
1.7 Other income -	42	90
Net Operating Cash Flows	2,417	(4,251)

+ See chapter 19 for defined terms.

Net Operating Cash Flows (brought forward)	2,417	(4,251)
Cash flows related to investing activities		
1.8 Payment for purchases of:		
(a) prospects		
(b) equity investments	(2,372)	(6,767)
(c) other fixed assets	(459)	(882)
1.9 Proceeds from sale of:		
(a) prospects		
(b) equity investments	4,114	8,162
(c) other fixed assets		
1.10 Loans to other entities		
1.11 Loans repaid by other entities		
1.12 Other (provide details if material) -		
Net investing cash flows	1,283	513
1.13 **Total operating and investing cash flows**	3,700	(3,738)

Cash flows related to financing activities		
1.14 Proceeds from issues of shares, options, etc.	206	387
1.15 Proceeds from sale of forfeited shares		
1.16 Proceeds from borrowings	-	4,428
1.17 Repayment of borrowings	(4,478)	(4,478)
1.18 Dividends paid		
1.19 Other (provide details if material)- share issue costs		
Net financing cash flows	(4,272)	337
Net increase (decrease) in cash held	(572)	(3,401)
1.20 Cash at beginning of quarter/year	3,543	6,372
1.21 Exchange rate adjustments to item 1.20	-	-
1.22 **Cash at end of quarter**	**2,971**	**2,971**

+ See chapter 19 for defined terms.

Payments to directors of the entity and associates of the directors
Payments to related entities of the entity and associates of the related entities

1.23 Aggregate amount of payments to the parties included in item 1.2	256
1.24 Aggregate amount of loans to the parties included in item 1.10	-

1.25 Explanation necessary for an understanding of the transactions

Salaries, Directors fees and consultancy fees at normal commercial rates.

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows	Nil
2.2 Details of outlays made by other entities to establish or increase their share in projects in which the reporting entity has an interest	Nil

Financing facilities available
Add notes as necessary for an understanding of the position.

	Amount available $A'000	Amount used $A'000
3.1 Loan facilities	4,500	-
3.2 Credit standby arrangements	Nil	Nil

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.	Current quarter $A'000	Previous quarter $A'000
5.1 Cash on hand and at bank	2,971	3,543
Deposits at call	-	-
Bank overdraft	-	-
Other - 30 day bank bills	-	-
Total: cash at end of quarter (item 1.22)	**2,971**	**3,543**

+ See chapter 19 for defined terms.

Acquisitions and Disposals

	Acquisitions *(Item 1.9(a))*	Disposals *(Item 1.10(a))*
5.1 Name of entity	Not Applicable	Not Applicable
5.2 Place of incorporation or registration		
5.3 Consideration for acquisition or disposal		
5.4 Total net assets		
5.5 Nature of business		

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act (except to the extent that information is not required because of note 2) or other standards acceptable to ASX.

2 This statement does/~~does not~~ give a true and fair view of the matters disclosed.

Sign here: .... Date: 31 July 2007
(Director/~~Company Secretary~~)

Print name: Philip R Wood

+ See chapter 19 for defined terms.

Notes

1. The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2. The definitions in, and provisions of, *AASB 1026: Statement of Cash Flows* apply to this report except for the paragraphs of the Standard set out below.

    - 6.2 - reconciliation of cash flows arising from operating activities to operating profit or loss
    - 9.2 - itemised disclosure relating to acquisitions
    - 9.4 - itemised disclosure relating to disposals
    - 12.1(a) - policy for classification of cash items
    - 12.3 - disclosure of restrictions on use of cash
    - 13.1 - comparative information

3. **Accounting Standards.** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.



ABN 25 001 150 849

Superior and Sustainable Metals Production

Gordon Chiu Building J01
Department of Chemical Engineering
Maze Crescent
University of Sydney NSW 2006
Australia

Phone: 02-9351-6741
Fax: 02-9351-7180
Email: mail@intec.com.au
Website: www.intec.com.au
ASX code: INL

Companies Announcements Office
Australian Securities Exchange Limited

7 August 2007

Options Expiring 16 July 2007

Intec Ltd (ASX code: INL) announces that 6,645,097 INL options expiring 16 July 2007 with an exercise price of $0.24625 were not exercised and have therefore lapsed.

Yours faithfully

Grahame Clegg
Company Secretary




Intec Ltd

ABN 25 001 150 849

Superior and Sustainable Metals Production

Gordon Chiu Building J01
Department of Chemical Engineering
Maze Crescent
University of Sydney NSW 2006
Australia

Phone: 02-9351-6741
Fax: 02-9351-7180
Email: mail@intec.com.au
Website: www.intec.com.au
ASX code: INL

Companies Announcements Office
Australian Securities Exchange Limited

15 August 2007

Intec Investor Q&A Forum

The Management of Intec Ltd (ASX code: INL) are pleased to introduce our Investor Q&A Forum to foster informative and accurate communications with Intec's investor community. The idea of establishing this forum is completely original to Intec and should allow questions, answers, suggestions, comments and responses to be shared amongst all visitors to our website, www.intec.com.au.

We note that misinformation, incorrect suppositions and unanswered questions in relation to Intec may often appear on the well-known publicly-accessible shareholder forum web sites, and the instigation last night of our Investor Q&A Forum is intended to redress these wherever possible. It is hoped that this Investor Q&A Forum will be able to provide all Intec stakeholders with the fullest possible correct information about our Company.

Intec's Management will respond to the best of our ability to questions, suggestions and comments submitted. It should be noted, however, that the Company is constrained by the continuous disclosure requirements under Australian Stock Exchange rules. On this forum, Intec can clarify and elaborate on information currently available in the public sphere, however Intec cannot answer questions or provide detail on material and/or price-sensitive issues that have not already been disclosed to the market via ASX announcements.

A person need not be a shareholder in Intec to submit a question, comment or suggestion. However, all submissions will be governed by Intec's Investor Enquiry Policy (available at www.intec.com.au/?/Investor%20Enquiry%20Policy) and therefore the initial submission from any person must include his/her full personal name, address, phone number, email address and pseudonym (if he/she so chooses).

A person's submission will generally be posted using his/her first name only, or according to that person's alternative direction, including his/her preferred pseudonym or 'name withheld'. However, no submissions will receive a response or be posted without the required background details, which will be treated confidentially by the Company.

Intec reserves the right to choose whether or not to post submissions, and no abusive submissions will receive a response.

To view and participate in the Investor Q&A Forum directly, go to
www.intec.com.au/?/Investor_Information/Forum

Email updates

Intec also provides email updates to registered users. These updates highlight the latest news announced on ASX and provide direct links to relevant information. The opt-in email database is sequestered from all other activities, and is not used for any other purpose, nor is it provided to any third parties for any reason.

We encourage all our shareholders and other interested investors or industry participants to register for this free service at: www.intec.com.au/?/Register_for_news

Yours faithfully,
Intec Ltd

Philip R Wood
Managing Director & Chief Executive Officer

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Intec Limited
ABN	25 001 150 849

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Anthony John Moyes
Date of last notice	11 December 2006

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note. Provide details of the circumstances giving rise to the relevant interest.	Folara Superannuation Fund
Date of change	16 July 2007 – Options expired 15 August 2007 – Purchase ordinary shares
No. of securities held prior to change	564,000 ordinary shares (as registered holder) 886,033 ordinary shares (indirectly) 1,756,749 unquoted employee options (expiry date 16 July 2007; exercise price $0.24625 753,537 unquoted employee options (expiry date 26 November 2008; exercise price $0.10) 804,832 unquoted employee options (expiry date 24 February 2010; exercise price $0.069) 700,000 unquoted employee options (expiry date 30 August 2011; exercise price $0.11)
Class	Ordinary shares
Number acquired	100,000 ordinary shares
Number disposed	1,756,749 unquoted employee options (expiry date 16 July 2007; exercise price $0.24625)

+ See chapter 19 for defined terms.

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$0.125 per share
No. of securities held after change	564,000 ordinary shares (as registered holder) 986,033 ordinary shares (indirectly) 753,537 unquoted employee options (expiry date 26 November 2008; exercise price $0.10) 804,832 unquoted employee options (expiry date 24 February 2010; exercise price $0.069) 700,000 unquoted employee options (expiry date 30 August 2011; exercise price $0.11))
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Options expired. Ordinary shares acquired as on-market trade

Part 2 – Change of director's interests in contracts

Note In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity Intec Limited
ABN 25 001 150 849

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Kieran G Rodgers
Date of last notice	8 June 2007

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Mudros Pty Ltd
Date of change	16 July 2007
No. of securities held prior to change	263,464 ordinary shares (indirectly) 573,590 unquoted employee options (expiry date 16 July 2007; exercise price $0.24625) 427,520 unquoted employee options (expiry date 26 November 2008; exercise price $0.10) 475,675 unquoted employee options (expiry date 24 February 2010; exercise price $0.069) 900,000 unquoted employee options (expiry date 30 August 2011; exercise price $0.11)
Class	Unquoted employee options (expiry date 16 July 2007; exercise price $0.24625)
Number acquired	Nil
Number disposed	573,590

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	N/A
No. of securities held after change	263,464 ordinary shares (indirectly) 427,520 unquoted employee options (expiry date 26 November 2008; exercise price $0.10) 475,675 unquoted employee options (expiry date 24 February 2010; exercise price $0.069) 900,000 unquoted employee options (expiry date 30 August 2011; exercise price $0.11
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Options expired

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.



Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Intec Limited
ABN	25 001 150 849

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Philip Ronald Wood
Date of last notice	27 June 2007

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Philip R Wood Super Fund
Date of change	16 July 2007
No. of securities held prior to change	659,169 ordinary shares (as registered holder) 1,511,601 ordinary shares (indirectly) 2,047,035 unquoted employee options (expiry date 16 July 2007; exercise price $0.24625) 570,263 unquoted employee options (expiry date 26 November 2008; exercise price $0.10) 1,014,590 unquoted employee options (expiry date 24 February 2010; exercise price $0.069) 1,200,000 unquoted employee options (expiry date 30 August 2011; exercise price $0.11)
Class	Unquoted employee options (expiry date 16 July 2007; exercise price $0.24625)
Number acquired	Nil
Number disposed	2,047,035

+ See chapter 19 for defined terms.

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	N/A
No. of securities held after change	659,169 ordinary shares (as registered holder) 1,511,601 ordinary shares (indirectly) 570,263 unquoted employee options (expiry date 26 November 2008; exercise price $0.10) 1,014,590 unquoted employee options (expiry date 24 February 2010; exercise price $0.069) 1,200,000 unquoted employee options (expiry date 30 August 2011; exercise price $0.11)
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Options expired

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part

Detail of contract	N/A
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**Intec Limited**
ABN	**25 001 150 849**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	James Russell Godfrey Bell
Date of last notice	1 May 2007

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	JRG Bell Super Fund
Date of change	15 August 2007
No. of securities held prior to change	20,000 Ordinary shares (as registered holder) 712,919 Ordinary shares (indirectly)
Class	Ordinary shares
Number acquired	20,000
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$0.125
No. of securities held after change	40,000 Ordinary shares (as registered holder) 712,919 Ordinary shares (indirectly)

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market acquisition

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.



Intec Ltd

ABN 25 001 150 849

Superior and Sustainable Metals Production

Gordon Chiu Building J01
Department of Chemical Engineering
Maze Crescent
University of Sydney NSW 2006
Australia



ASX code: INL

Phone: 02-9351-6741
Fax: 02-9351-7180
Email: mail@intec.com.au
Website: www.intec.com.au
ASX code: INL

Companies Announcements Office
Australian Securities Exchange Limited

21 August 2007

Hellyer Residues Project Milestone Achieved

Intec Ltd (ASX code: INL) is pleased to announce that another significant milestone has been achieved in the advancement of the Hellyer Residues Project.



Overhead view of the existing Intec Hellyer Mill, with the proposed EAFD storage shed (smaller) and Hellyer Residues Project plant alongside.

Despatch of inital copies of the Development Application (DA) and Development Proposal & Environmental Management Plan (DP-EMP) for the Hellyer Residues Project was yesterday commenced to the Waratah Wynyard Council. The DP-EMP will be referred to the Tasmanian Department of Tourism, Arts and the Environment (DTAE) for assessment. This application addresses the primary approvals process for the first stage of the Hellyer Residues Project, including the environmental, social and economic aspects of the Project.

The extensive DP-EMP represents the results of several months of work by Intec's technical team and a number of supporting consultants providing data and independent analysis of the Project. The work was coordinated by lead environmental consultants Caloundra Environmental Pty Ltd, according to guidelines set down for the Project by the DTAE.

The submission of the DP-EMP will now be followed by a period of public consultation, and thereafter a determination by the Environmental Management and Pollution Control Board in Tasmania. It is hoped that Project approval will be granted by the end of 2007.

The full text and related graphics of the DP-EMP may be viewed on INL's website at www.intec.com.au

Yours faithfully,
Intec Ltd

Philip R Wood

Philip R Wood
Managing Director & Chief Executive Officer

Intec Ltd

ASX Code: INL
ABN 25 001 150 849

Superior and Sustainable Metals Production

Gordon Chiu Building J01
Department of Chemical Engineering
Maze Crescent
University of Sydney NSW 2006
Australia



Telephone: +612-9351-6741
Facsimile: +612-9351-7180
Email: mail@intec.com.au
Website: www.intec.com.au

Companies Announcement Office
Australian Securities Exchange Limited

23 August 2007

Intec Ltd results for year ended 30 June 2007

Intec Ltd (ASX code: INL) is in the process of completing its financial statements for the year ended 30 June 2007 and is expecting to release these results on or before 31 August 2007.

Under the terms of the Hellyer Zinc Concentrate Joint Venture (HZCJV) agreement, Intec provides use of its fixed assets at Hellyer to the HZCJV. Intec retains at all times full ownership of all of the fixed assets that are employed in the operation of the HZCJV. During the year ended 30 June 2007, Intec received a non-refundable payment from the HZCJV for the HZCJV's use of certain of these assets for the duration of the HZCJV agreement.

Under Accounting Standards and other mandatory financial reporting requirements in Australia, and in accordance with the accounting policies adopted by the HZCJV, Intec is required to recognise this income received for use of these assets over the anticipated four year life of the HZCJV.

The effect of adopting this accounting policy is the deferral of approximately $1.5 million of revenue already received and is expected to result in an overall after-tax loss for Intec of approximately $1.1 million being recorded for the year ended 30 June 2007, which is inconsistent with the verbal guidance given by me during an earlier Macquarie Digital interview (as reiterated in the Investor Q&A Forum on Intec's website) of a 'marginal maiden profit'.

Yours faithfully
Intec Ltd

Philip R. Wood

Philip R. Wood
Managing Director and Chief Executive Officer



ABN 25 001 150 849

Superior and Sustainable Metals Production

Gordon Chiu Building J01
Department of Chemical Engineering
Maze Crescent
University of Sydney NSW 2006
Australia

Phone: 02-9351-6741
Fax: 02-9351-7180
Email: mail@intec.com.au
Website: www.intec.com.au
ASX code: INL

Companies Announcements Office
Australian Securities Exchange Limited

30 August 2007

Appendix 4E shows positive $10m half-yearly turnaround

In its 2007 Annual Report to be lodged with the ASX by mid-September, Intec Ltd (ASX code: INL) will be providing a comprehensive description of all its activities up to that time.

In the meantime, I attach INL's Preliminary Final Report in accordance with Appendix 4E for the financial year ended 30 June 2007. When compared with INL's Half-Yearly Report for the six months to 31 December 2006, today's Preliminary Final Report discloses an approximate $10 million positive profit turnaround between the first and second halves of the 2007 financial year.

INL expects at least to maintain or increase its present rate of profitability throughout the current 2008 financial year.

Yours faithfully,

Philip R. Wood
Managing Director and Chief Executive Officer


ASX code INL

Intec Ltd

ABN 25 001 150 849

Preliminary Final Report in accordance with Appendix 4E

Financial year ended 30 June 2007

Results for announcement to the market

				$A'000
Revenues and other income from continuing operations	up	338%	to	13,645
Loss from ordinary activities after tax attributable to members	down	74%	to	(1,172)
Net loss for the period attributable to members	down	74%	to	(1,172)

Dividends	Amount per security	Franked amount per security
Final dividend	Nil ¢	Nil ¢
Previous corresponding period	Nil ¢	Nil ¢

Record date for determining entitlements to the dividend: Not applicable

Brief explanation of any of the figures reported above and short details of any bonus or cash issue or other item(s) of importance not previously released to the market:

During the year to 30 June 2007, the Group commenced participation in the Hellyer Zinc Concentrate Project a 50/50 joint venture with Polymetals (Hellyer) Pty Ltd, which produces a bulk zinc concentrate by recovering tailings from the Hellyer tailings dam for re-treatment in the Hellyer Mill. The Joint Venture produced 25,943 tonnes of concentrate from inception (1 December 2006) to balance date. The Group also continued commercialisation of the Intec Processes, including the operation of the Burnie demonstration plant and completion of related studies. The result includes a $4.1 million profit on disposal of shares from a short-term investment in Jervois Mining Limited.

Consolidated income statement

	30 June 2007 $A'000	30 June 2006 $A'000
	$'000	$'000
Revenue from continuing operations	**9,564**	3,115
Other income	**4,081**	-
Inventories used and changes in inventories of zinc concentrate and work in progress	**(4,346)**	-
Administration expense	**(1,102)**	(1,121)
Demonstration plant expenses	**(3,949)**	(2,807)
Depreciation and amortisation expense	**(1,498)**	(676)
Engineering and other consultants expenses	**(209)**	(1,019)
Employee benefits expense	**(3,464)**	(4,157)
Finance costs	**(339)**	(638)
Occupancy expense	**(337)**	(591)
Research and development expenses	**(300)**	(312)
Other expenses	**(577)**	(480)
Share of net profits/(losses) of associates accounted for using the equity method	**(268)**	(95)
Loss before income tax	**(2,744)**	(8,784)
Income tax benefit	**1,572**	4,273
Loss attributable to members of Intec Ltd	**(1,172)**	(4,511)
	Cents	Cents
Loss per share attributable to the ordinary equity holders of the company:		
Basic (loss) per share	**(0.21)**	(1.03)
Diluted (loss) per share	**(0.21)**	(1.03)

Consolidated balance sheet

	30 June 2007 $A'000	30 June 2006 $A'000
ASSETS		
Current assets		
Cash and cash equivalents	**2,971**	6,493
Trade and other receivables	**5,230**	272
Inventories	**3,434**	-
Derivative financial instruments	**301**	-
Financial assets at fair value through profit and loss	**-**	-
Total current assets	**11,936**	6,765
Non-current assets		
Receivables	**1,211**	190
Investment accounted for using the equity method	**3,202**	932
Other financial assets	**-**	-
Plant and equipment	**31,402**	26,266
Exploration expenditure	**2,854**	-
Intangible assets	**10**	10
Total non-current assets	**38,679**	27,398
Total assets	**50,615**	34,163
LIABILITIES		
Current liabilities		
Trade and other payables	**2,513**	1,027
Deferred revenue	**8,289**	-
Total current liabilities	**10,802**	1,027
Non-current liabilities		
Deferred revenue	**3,174**	-
Provisions	**2,241**	59
Deferred income tax liability	**-**	1,572
Total non-current liabilities	**5,415**	1,631
Total liabilities	**16,217**	2,658
Net assets	**34,398**	31,505
EQUITY		
Contributed equity	**59,423**	56,681
Reserves	**15,764**	14,441
Accumulated losses	**(40,789)**	(39,617)
Total equity	**34,398**	31,505

Consolidated statement of changes in equity

	Year ended 30 June 2007 $A'000	Year ended 30 June 2006 $A'000
Total equity at the beginning of the financial year	**31,505**	10,305
Gain on revaluation of Hellyer plant and equipment	-	19,482
Less deferred tax liability	-	(5,845)
Share of associates' reserves	7	37
Share of associates' capital raising costs	(156)	(87)
Net income recognised directly in equity	**(149)**	13,587
Profit/(loss) for the year	**(1,172)**	(4,511)
Total recognised income and expense for the year	**(1,172)**	(4,511)
Transactions with equity holders in their capacity as equity holders		
Contributions of equity, net of transaction costs	**2,898**	11,513
Employee share options recognised in share based payments reserve	**865**	98
Rights to acquire additional shares granted on acquisition of Intec Zeehan Residues Pty Ltd (formerly Encore Metals NL)	**395**	-
Amount transferred to equity on exercise of options	**(127)**	-
Options issued to Macquarie Bank Limited in consideration for entering into a financing facility recognised in share based payments reserve	**183**	513
	4,214	12,124
Total equity at the end of the financial year	**34,398**	31,505

Consolidated cash flow statement

	Year ended 30 June 2007 $A'000	Year ended 30 June 2006 $A'000
Cash flows from operating activities		
Receipts from customers (inclusive of goods and services tax)	9,601	3,392
Payments to suppliers and employees (inclusive of goods and services tax)	(12,026)	(11,295)
Interest paid	(156)	(125)
Interest received	186	85
Other receipts	90	-
Net cash (outflow) inflow from operating activities	(2,305)	(7,943)
Cash flows from investing activities		
Payments for property, plant and equipment	(3,709)	(1,675)
Payments for tenement security deposits	(1,021)	53
Payments for investments in listed companies	(6,767)	-
Proceeds from sale of investments in listed companies	8,161	-
Contribution from JV Party	1,771	-
Net cash (outflow) inflow from investing activities	(1,565)	(1,622)
Cash flows from financing activities		
Proceeds from issues of shares	348	11,871
Share issue transaction costs	-	(358)
Proceeds from borrowings	4,481	4,785
Repayment of borrowings	(4,481)	(4,785)
Net cash inflow (outflow) from financing activities	348	11,513
Net increase (decrease) in cash and cash equivalents	(3,522)	1,948
Cash and cash equivalents at the beginning of the financial year	6,493	4,545
Cash and cash equivalents at end of year	2,971	6,493

Non-cash financing and investing activities

Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows are as follows.

	30 June 2007 $A'000	30 June 2006 $A'000
Acquisition of Zeehan Residues Pty Ltd (formerly Encore Metals NL)	2,795	-
Assets acquired on entering into Hellyer Zinc Concentrate Joint Venture	4,263	-
Recognition of provision for rehabilitation	1,990	-

Reconciliation of cash

Reconciliation of cash at the end of the year (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.	Year ended 30 June 2007 $A'000	Year ended 30 June 2006 $A'000
Cash on hand and at bank	2,971	1,072
Other - bank accepted bills of exchange	-	5,421
Total cash at end of year	2,971	6,493

Reconciliation of operating loss after income tax to net cash outflow from operating activities

	Year ended 30 June 2007 $A'000	Year ended 30 June 2006 $A'000
Operating loss after income tax	(1,172)	(4,511)
Non cash items and non operating cash flows included in profit and loss		
Depreciation and amortisation	2,775	676
Share based payment expenses	1,048	611
Net loss on sale of non-current assets	280	-
Net (profit) on sale of investments	(4,081)	-
Equity share of losses of associated entities	268	95
	(882)	(3,128)
Changes in assets and liabilities		
Decrease/(increase) in receivables	(4,958)	(54)
Decrease/(increase) in inventories	(3,434)	-
Decrease/(increase) in derivative asset	(301)	-
Increase/(decrease) in creditors	1,516	(487)
Increase/(decrease) in exploration expenditure	(59)	-
Increase/(decrease) in deferred revenue	7,223	-
Increase/(decrease) in employee entitlements	162	-
Increase/(decrease) in deferred tax liability recognised in income statement	(1,572)	4,273
Net cash (outflow) from operating activities	(2,305)	(7,943)

Dividends

Date the dividend is payable	Not applicable
Record date to determine entitlements to the dividend	Not applicable

No final dividend has been declared.

Dividend Reinvestment Plans

There are no dividend reinvestment plans in operation.

Consolidated Accumulated Losses

	Year ended 30 June 2007 $A'000	Year ended 30 June 2006 $A'000
Accumulated losses at the beginning of the financial year	(39,617)	(35,106)
Net loss attributable to members	(1,172)	(4,511)
Accumulated losses at end of financial year	(40,789)	(39,617)

Control gained or loss of control over entities having material effect

Control gained over entities having material effect

Name of entity (or group of entities)	Intec Zeehan Residues Pty Ltd (formerly Encore Metals NL) and Intec International Projects Pty Ltd
Consolidated profit/(loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) since the date in the current period on which control was acquired.	($401,000)
Date from which such profit/(loss) has been calculated	1 December 2006
Profit/(loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) for the whole of the previous corresponding period.	($2,000)

Loss of control of entities having material effect

Name of entity (or group of entities)	Not applicable
Consolidated profit/(loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) to the date of loss of control.	Not applicable
Date to which such profit/(loss) has been calculated	Not applicable
Consolidated profit/(loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) while controlled during the whole of the previous corresponding period.	Not applicable
Contribution to consolidated profit/(loss) from ordinary activities and extraordinary items from sale of interest leading to loss of control.	Not applicable

Details of associates and joint venture entities

Investment in associates accounted for using the equity method

(a) Details of associate:

Name of Associate	Principal Activities	Ownership interest		Carrying amount	
		2007 %	2006 %	2007 $,000	2006 $,000
Bass Metals Ltd	Mineral Exploration	**23.25**	22.10	**3,202**	932

(b) Share of reserves attributable to associates:

Share of associate's losses taken up in the consolidated financial statements

Operating loss before tax	**(268)**	**(95)**
Income tax expense	**-**	**-**
Net operating loss after income tax as shown in the Income Statement	**(268)**	**(95)**
Accumulated losses at beginning of period	**(216)**	**(121)**
Accumulated losses at end of period	**(484)**	**(216)**

(c) Movement in equity accounted investment

Carrying amount of investment at beginning of financial year	**932**	**1,079**
Share of associate's current year losses after tax (refer (b))	**(268)**	**(95)**
Share of associate's increase in reserves	**7**	**36**
Share of associate's capital raising costs	**(156)**	**(88)**
Acquisition of investment	**2,687**	**-**
Carrying amount of investment at end of financial year	**3,202**	**932**

Summary of financial position of associated entity:

Current assets	**5,416**	**1,364**
Current liabilities	**(738)**	**(311)**
Non-current assets	**9,112**	**3,744**
Non-current liabilities	**(94)**	**(86)**
	13,696	**4,711**

Other notes to the condensed financial statements

Ratios

	Year ended 30 June 2007	Year ended 30 June 2006
Loss before tax / revenue and other income Consolidated loss from continuing operations before tax as a percentage of revenue and other income	**(20.11)**	(282.05)
Loss after tax / equity interests Consolidated net loss after tax attributable to members as a percentage of equity (similarly attributable) at the end of the year	**(3.41)**	(14.32)

NTA Backing

Net tangible assets per ordinary share	**6.15 cents**	5.88 cents

Earnings per security (EPS)

Details of basic and diluted EPS reported separately in accordance with paragraph 9 and 18 of AASB 1027: Earnings Per Share are as follows.

	Year ended 30 June 2007	Year ended 30 June 2006
Basic loss per share (cents)	**(0.21)**	(1.03)
Diluted loss per share (cents)	**(0.21)**	(1.03)
Weighted average number of ordinary shares outstanding during the period used in calculating the basic and diluted loss per share.	**549,397,131**	438,715,136

Basis of preparation

The financial report has been prepared in accordance with Accounting Standards, Urgent Issues Group Consensus Views and other authoritative pronouncements of the Australian Accounting Standards Board and the Corporations Act 2001.

The financial report has been prepared on an accruals basis and is based on historical costs except as modified by revaluation of certain non-current assets and, except where stated, does not take into account changing money values or current valuations of non-current assets. Cost is based on the fair values of the consideration given in exchange for assets.

The Company and controlled entities generated operating losses of $1,172,000 and net cash outflows from operations of $2,305,000 in the year ended 30 June 2007. As of balance date, the Company and controlled entities had net assets of $34,398,000 and cash balances of $2,971,000.

The Group continues to generate income through its participation in the Hellyer Zinc Concentrate Joint Venture and, accordingly, the Directors have prepared the financial report on a going concern basis. The Directors regularly monitor the Company's cash position and on an on-going basis consider a number of strategic and operational plans and initiatives to ensure that adequate funding continues to be available for the Company to meet its business objectives.

Accounting Policies

The Appendix 4E does not include all notes of the type normally included within the annual financial report and therefore cannot be expected to provide as full an understanding of the financial performance, financial position and financing and investing activities of the Company as the full financial report.

The Appendix 4E should be read in conjunction with the Half-year Financial Report of Intec as at 31 December 2006 and the Annual Financial Report of Intec, due to be released, for the year ended 30 June 2007. It is also recommended that the Appendix 4E be considered together with any public announcements made by Intec during the year ended 30 June 2007 in accordance with the continuous disclosure obligations arising under the Corporations Act 2001.

Accounting policies adopted during the year:

Revenue recognition

Sale of zinc concentrate

Sales are priced on a cost insurance and freight (c.i.f.) basis where all of the risks associated with the product remain with the seller until the product has been delivered to the port of discharge, when title passes to the purchaser.

Group production of zinc concentrate is sold under medium to long term contracts, but sales revenue is only recognised on individual sales when persuasive evidence exists that all of the following criteria are met:

- the significant risks and rewards of ownership of the product have been transferred to the buyer;
- neither continuing managerial involvement to the degree usually associated with ownership, nor effective control over the goods sold, has been retained ;
- the amount of revenue can be measured reliably;
- it is probable that the economic benefits associated with the sale will flow to the Group; and
- the costs incurred or to be incurred in respect of the sale can be measured reliably.

The conditions are generally satisfied when title passes to the customer. Sales revenue is recognised when the product is delivered to the destination specified by the customer, which is, the port of discharge.

The price of zinc concentrate is determined on a provisional basis at the date of despatch. Adjustments to the sales price occurs based on movements in quoted market prices up to the date of final pricing. The period between provisional invoicing and final pricing is typically between 60 and 120 days. Revenue on provisionally priced concentrate is recognised based on the estimated fair value of the total consideration receivable. The revenue adjustment mechanism embedded within provisionally priced sales arrangements has the character of a commodity derivative.

At each reporting date provisionally priced zinc is marked to market based on the forward selling price for the quotational period stipulated in the contract. For this purpose, the selling price can be measured reliably for zinc, for which there exists an active and freely traded commodity market such as the London Metals Exchange and the value of product sold by the Group is directly linked to the form in which it is traded on that market.

The marking to market of provisionally priced sales contracts is treated as an embedded derivative with changes in value recorded as an adjustment to sales revenue.

Royalty income

Royalty income is recognised progressively over the term of the Hellyer Zinc Concentrate Joint Venture at rates specified in the Joint Venture Agreement.

Exploration expenditure

Exploration and evaluation expenditure comprises costs which are directly contributed to:

- researching and analysing existing exploration data;
- conducting geological studies, exploratory drilling and sampling;
- examining and testing extraction and treatment methods; and/or
- compiling pre-feasibility and feasibility studies.

Exploration and evaluation expenditure also includes costs incurred in acquiring mineral rights, the entry premiums paid to gain access to areas of interest and amounts payable to third parties to acquire interests in existing projects.
Exploration and evaluation expenditures in relation to separate areas of interest are capitalised in the year in which they are incurred and are carried at cost less accumulated impairment losses where the following conditions are satisfied:

(i) the rights to tenure of the area of interest are current; and

(ii) at least one of the following conditions are also met:

- the exploration and evaluation expenditures are expected to be recouped through successful development and production from the area of interest, or alternatively, by its sale, or

- exploration and evaluation activities in the area of interest have not at the reporting date reached a stage which permits a reasonable assessment of the existence or otherwise of economically recoverable reserves, and active and significant operations in, or in relation to the area of interest, are continuing.

Capitalised exploration and evaluation expenditure is reviewed for impairment at each balance sheet date.

Subsequent recovery of the resulting carrying value depends on successful development of the area of interest or sale of the project. If a project does not prove viable, all irrecoverable costs associated with the project and any related impairment provisions are written off.

Where a decision is made to proceed with development, accumulated expenditure is tested for impairment, and transferred to development properties, and then amortised over the life of the reserves associated with the area of interest once mining operations have commenced.

Inventories

Zinc concentrate is valued at the lower of cost and net realisable value. Cost is comprised of materials, labour and an appropriate proportion of fixed and variable overheads, on an absorption costing basis. Net realisable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses.

The methods used to assign costs to inventories are actual invoiced costs.

Joint Ventures

A joint venture is a contractual arrangement whereby two or more parties undertake an economic activity that is subject to joint control. Joint control is the contractually agreed sharing of control such that significant operation and financial decisions require the unanimous consent of the parties sharing control. The Group has one joint venture.

Jointly controlled operations ('JCO's): a JCO is a joint venture in which the venturers have joint control over the operations of the joint venture contributed to or acquired for the purposes of the joint venture. JCO's do not involve the establishment of a corporation, partnership or other entity. Each participant derives benefit from the joint activity through a share of production, rather than by receiving a share of the results of trading. The Group's proportionate interest in the assets, liabilities, revenues, expenses and cash flows of JCO's are incorporated into the Group's financial statements under the appropriate headings.

Where necessary, adjustments are made to the results of joint ventures to bring their accounting policies into line with those used by the Group.

Provision for closedown and restoration and for environmental clean-up costs

Close down and restoration costs include the dismantling and demolition of infrastructure and the removal of residual materials and remediation of disturbed areas. Estimated close down and restoration costs are provided for in the accounting period when the obligation arising from the related disturbances occurs, whether this occurs during the mine development or during the production phase, based on the net present value of estimated future costs. Provisions for close down and restoration costs do not include any additional obligations which are expected to arise on the basis of a closure plan. The cost estimates are calculated annually during the life of the operation to reflect known developments e.g. updated cost estimates and revisions to the estimated lives of operations, and are subject to formal review at regular intervals.

Close down and restoration costs are a normal consequence of mining, and the majority of close down and restoration expenditure is incurred at the end of the life of the mine. Although the actual cost to be incurred is uncertain, the Group's businesses estimate their respective costs based on feasibility and engineering studies using current restoration standards and techniques.

The amortisation or 'unwinding' of the discount applied in establishing the net present value is charged to the income statement in each accounting period. The amortisation of the discount is shown as a financing cost, rather than as an operating cost. The initial closure provision together with other movements in the provisions for close down and restoration costs, including those resulting from new disturbance, updated cost estimates, changes to the estimated lives of operations and revisions to discount rates are capitalised within property, plant and equipment. These costs are then depreciated over the lives of the assets to which they relate.

As noted above, the ultimate cost of environmental remediation is uncertain and cost estimates can vary in response to many factors including changes to the relevant legal requirements, the emergence of new restoration techniques or experience at other mine sites. The expected timing of expenditure can also change, for example in response to changes in ore reserves or production rates. As a result there could be significant adjustments to the provision for close down and restoration and environmental clean up, which would affect future financial results.

Financial instruments

Fair Value

Where financial instruments are accounted for at fair value, this is the amount at which they could be exchanged in an arm's length transaction between informed and willing parties. Where available, market values have been used to determine fair values. In other cases, fair values have been calculated using quotations from independent financial institutions, or by discounting expected cash flows at prevailing market rates. The fair values of the Group's cash, short term borrowings and loans to jointly controlled entities and associates approximate to their carrying values, as a result of their short maturity or because they carry floating rates of interest. A further description of the accounting for each class of financial instruments is given below.

Financial assets

All financial assets are initially recorded at fair value. The Group has certain investments in companies that are not subsidiaries, associates or jointly controlled entities. These investments are not classed as 'available for sale'. Such investments are subsequently measured at fair value with unrealised gains and losses recognised directly in the income statement. Other financial assets that the Group has the expressed intent and ability to hold to maturity together with loans and receivables are measured at amortised cost less any impairment charges.

Financial liabilities

Borrowings and other financial liabilities are recognised initially at fair value, net of transaction costs incurred and are subsequently stated at amortised cost. Any difference between the amounts originally received (net of transaction costs) and the redemption value is recognised in the income statement over the period to maturity using the effective interest method.

Derivative financial instruments - Embedded derivatives
Derivatives embedded in other financial instruments or other host contracts are treated as separate derivatives when their risks and characteristics are not closely related to their host contracts. Derivative assets and liabilities are virtually recognised at fair value.

Financial assets at fair value through profit or loss
Financial assets subject to fair value calculation are classified as current assets and are stated at fair value, with any resultant gain or loss recognised in profit or loss.

Available-for-sale financial assets
Gains and losses arising from changes in fair value of investments designated as "available for sale" are recognised directly in the available-for-sale reserve within equity, until the investment is disposed of or is determined to be impaired, at which time the cumulative gain or loss previously recognised in the available-for-sale revaluation reserve is included in profit or loss for the period.

Plant and equipment

The Hellyer Mine plant and equipment is shown at fair value, based on periodic, but at least triennial, valuations by external independent valuers, less subsequent depreciation for buildings. Any accumulated depreciation at the date of revaluation is eliminated against the gross carrying amount of the asset and the net amount is restated to the revalued amount of the asset.

Increases in the carrying amounts arising on revaluation of land and buildings are credited, net of tax, to other reserves in shareholders' equity. To the extent that the increase reverses a decrease previously recognised in profit or loss, the increase is first recognised in profit or loss. Decreases that reverse previous increases of the same asset are first charged against revaluation reserves directly in equity to the extent of the remaining reserve attributable to the asset; all other decreases are charged to the income statement.

Material factors affecting the revenues and expenses of the economic entity for the current year.

Participation in the Hellyer Zinc Concentrate Joint Venture, operation of the Burnie demonstration plant and completion of related studies. Disposal of a short-term investment in Jervois Mining Limited gave rise to a $4.1 million profit in the year.

A description of each event since the end of the current period which has had a material effect and which is not already reported elsewhere in this Appendix or in attachments, with financial effect quantified (if possible).

EAF Dust
An agreement has been reached with Smorgon Steel Ltd (Smorgon) to receive that company's future production of Electric Arc Furnace Dust (EAFD). The agreement covers the EAFD production of Smorgon over the next three years at approximately 15,000 tonnes per annum. The EAFD will be used as feedstock for the Hellyer Residues Project which is expected to commence commercial production in 2009. The financial impact of this transaction has not yet been determined.

Macquarie Bank Performance Bond Agreement
As a corollary to the above agreement, a performance bond agreement has been signed with Macquarie Bank Limited in order to provide the Environmental Protection Agency, Victoria with the required performance bonds amounting to $3,950,000.

Macquarie Bank Working Capital Facility
The Company has drawn down $3,950,000 from its working capital facility with Macquarie Bank Limited to fund the cash backing for the provision of performance bonds by Macquarie Bank Limited.

Sales of Zinc Concentrate
The Group has received $3,802,193 in respect of payment on provisional invoices covering the sale of 5,487 tonnes of zinc concentrate which was shipped from Burnie prior to 30 June 2007. This represents 90% of the full value of the provisional invoices.

Purchase of Dredge

An agreement has been made to purchase the dredge currently being used at the Hellyer Zinc Concentrate Project for $2.4 million. In addition, $400,000 is to be paid in respect of the cancellation of the existing dredge usage contract.

Expiry of options

On 16 July 2007, 6,645,097 options with an exercise price of 24.625 cents per share expired and, not having been exercised, lapsed.

No other matters or circumstances have arisen since 30 June 2007 that have significantly affected or may significantly affect the Group's operations in future financial years, or the results of those operations in future financial years, or the Group's state of affairs in future financial years.

A discussion of trends in performance

Intec's corporate strategy is to acquire interests in minerals projects where its technology creates additional value. In addition, the Company seeks to realise value from its existing assets as appropriate in order to take advantage of market conditions, such as its participation in the Hellyer Zinc Concentrate Joint Venture.

There are no franking credits available.

The Company is not expected to declare a dividend in the short term.

Compliance statement

This general purpose financial report has been prepared in accordance with Australian equivalents to International Financial Reporting Standards (AIFRSs), other authoritative pronouncements of the Australian Accounting Standards Board, Urgent Issues Group Interpretations and the *Corporations Act 2001*.

Compliance with IFRSs

Australian Accounting Standards include AIFRSs. Compliance with AIFRSs ensures that the consolidated financial statements and notes of Intec Ltd comply with International Financial Reporting Standards (IFRSs). The parent entity financial statements and notes also comply with IFRSs except that it has elected to apply the relief provided to parent entities in respect of certain disclosure requirements contained in AASB 132 *Financial Instruments: Presentation and Disclosure.*

This report gives a true and fair view of the matters disclosed. This report is based on accounts which are in the process of being audited.

The entity has a formally constituted audit committee.

Sign here: *Philip R Wood*

Date: 30 August 2007

Managing Director & Chief Executive Officer

Print name: Philip R Wood



Intec Ltd

ASX Code: INL
ABN 25 001 150 849

Superior and Sustainable Metals Production

Gordon Chiu Building J01
Department of Chemical Engineering
Maze Crescent
University of Sydney NSW 2006
Australia



Telephone: +612-9351-6741
Facsimile: +612-9351-7180
Email: mail@intec.com.au
Website: www.intec.com.au

MEDIA RELEASE 30 August 2007

Intec Forecasts Strong Profit in 2007/2008 Financial Year

Minerals processing group Intec Ltd is expecting strong profit growth in the 2007/08 financial year, following a strong second half performance in 2006/2007.

The Company achieved a $10 million positive half-yearly turnaround by generating a profit of $4.4 million in the final six months, compared with a loss of $5.6 million in the half year to 31 December 2006.

Mr Philip Wood, Managing Director and Chief Executive Officer of Intec, said "Over the last year, Intec has transformed itself into a fully commercial minerals production company and the only new producer of zinc and lead in Australia in 2006 and so far in 2007."

"Production of bulk zinc concentrate at the Hellyer Zinc Concentrate Project is expected to accelerate during the coming year as efforts continue to optimise throughput and metal recoveries," he added.

Monthly shipments of around 5,000 tonnes of bulk zinc concentrate from the Hellyer Zinc Concentrate Project have a provisional average grade of 38% zinc, 10% lead and 210g/t silver, which delivers approximately $3 million profit per month to Intec's 50 per cent-owned joint venture with the unlisted Polymetals Group.

Mr Wood added, "Meanwhile we are preparing for the commencement next month of our Hellyer Residues Project at our demonstration plant at Burnie, Tasmania."

The Hellyer Residues Project received a major boost last month, with Intec signing a three year agreement to re-cycle and sell the metals from Electric Arc Furnace (EAF) dust produced by Smorgon Steel at its plants in Melbourne and Newcastle.

The agreement is projected to add about $20 million a year in additional metals sales to Intec starting from 2009, as the waste EAF dust contains high concentrations of zinc, and also some lead and silver – all commodities trading currently at or near historic record prices.

Mr Wood said "We have secured from Australia's largest EAF dust producer about 65,000 tonnes of EAF dust grading over 30% zinc for processing and are currently in discussions with a range of other steel producers in Australia and overseas to re-cycle their EAF dust."

"It is expected that Intec's new Hellyer Residues Project will initially recycle the equivalent of 25,000 tonnes of EAF dust each year. We will apply our proprietary hydrometallurgical process to leach the valuable metals into solution with no liquid or gas emissions and a stable residue for the

Hellyer tailings dam – a more cost effective and superior environmental outcome compared with any other treatments now employed around the world", he added.

The Hellyer Residues Project will produce high-grade zinc and lead products for sale at current high prices to existing smelter and refinery customers in China.

"Intec will not only have produced a very good environmental outcome in treating these residues, but is also creating a very profitable revenue stream. This exemplifies how Intec's innovative technology can create value, unattainable by others, out of difficult metals-bearing resources and residues," concluded Mr Wood.

For Further Information Call:

Dave Sammut
Corporate Development Manager
(02) 9351 6741

Tim Allerton
City PR
(02) 9267 4511.

Intec Ltd

ABN 25 001 150 849

Superior and Sustainable Metals Production

Gordon Chiu Building J01
Department of Chemical Engineering
Maze Crescent
University of Sydney NSW 2006
Australia


ASX code: INL

Phone: 02-9351-6741
Fax: 02-9351-7180
Email: mail@intec.com.au
Website: www.intec.com.au
ASX code: INL

Companies Announcements Office
Australian Securities Exchange Limited

17 September 2007

AMEC Presentation

Please find attached the presentation delivered by Kieran Rodgers (Finance Director) to the Association of Mining & Exploration Companies (AMEC) National Investor Briefing Roadshow event in Sydney on Saturday 15 September 2007.

A video of the event is available on the Intec web site at:
http://www.intec.com.au/?/Multimedia_Gallery/Video_Gallery

Intec will also be presenting at additional AMEC events in Adelaide on Saturday 22 September, and Melbourne on Saturday 17 November 2007. For more information and an invitation to attend these free events, please visit the Intec Investor Q&A Forum, http://www.intec.com.au/?/Investor_Information/Forum.

Yours faithfully,
Intec Ltd

Philip R Wood
Managing Director & Chief Executive Officer



IntecLtd
"Intec -
Australia's Newest
Zinc and Lead Producer"
Presentation to
AMEC Investor Briefing Conference
September, 2007
Kieran Rodgers
Finance Director
Intec Ltd



IntecLtd
Investor Presentation – September 2007
-Corporate Profile
-Hellyer Zinc Concentrate Project
-Bass Metals Ltd
-Hellyer Residues Project



Investor Presentation – September 2007

The Intec Strategy:
Acquisition of base and precious metals projects in which the Intec Process adds value



Intec Ltd
Intec Process Technology Portfolio
A World Leader in Minerals Processing Hydrometallurgy
Applications
Copper
Zinc
Polymetallic
EAF Dust
Zinc ferrites
Metal residues/wastes
Refractory Gold
Nickel Laterites
Nickel Concentrates



Corporate Profile

-Shares on issue:	559.60 million
-Market capitalisation:	A$70 million
-MBL working capital facility:	A$4.5 million
-Bass Metals Ltd:	23.5% interest
-Major INL shareholders:	
Macquarie Bank:	8.7% (fully diluted)
Ivanhoe Mines:	6.1%
Alliance Resources:	1.4%



Intec Ltd

Corporate Profile

Chairman:	**Ian Ross**
Managing Director & CEO:	**Philip Wood**
Non-Executive Directors:	**James Bell, Kenneth Severs and Trevor Jones**
Technical Director:	**John Moyes**
Finance Director:	**Kieran Rodgers**


Intec Ltd

Corporate Profile: Results for 2006-2007

$6 million Pre-Tax Turnaround

	2007 $m	2006 $m
Revenue	$13.7	$3.1
Expenses	$16.1	$11.8
Pre-Tax Loss	($2.7)	($8.7)
After-Tax Loss	($1.2)	($4.5)



Intec Ltd

Corporate Profile: Results for 2006-2007

$10.1 million after tax half-yearly turnaround

	6 months to 31/12/06 $m	6 months to 30/06/07 $m
After-tax	($5.6)	$4.5



Intec Ltd
Investor Presentation - August 2007
-Corporate Profile
-Hellyer Zinc Concentrate Project
-Bass Metals Ltd
-Hellyer Residues Project



Intec Ltd
Hellyer Zinc Concentrate Project
Hellyer Residues Project
Hellyer Metals Project



Intec Ltd
Hellyer Zinc Concentrate Project
80km road and rail access from project to port
Burnie deepwater port
IHM demonstration plant
Hellyer Zinc Concentrate Project
&
Hellyer Residues Project
Bass Metals Que River Project
Intec Zeehan Residues
13



Intec Ltd
Hellyer Zinc Concentrate Project
Tailings Dam 50 hectares
Site for Re-treatment Tailings Dam
Electricity Grid
Road & Rail Access
Mine Adit (plugged)
1.5 Mtpa Hellyer Mill


Intec Ltd

Hellyer Zinc Concentrate Project

Hellyer Tailings Resource – 11Mt

Element	Grade	Quantity	In-situ US$M*	% of metal value
Zinc	2.8 %	305,000 t	881	29 %
Lead	3.0 %	330,000 t	1,058	34 %
Silver	88 g/t	30, 850, 000 ozs	385	12 %
Gold	2.6 g/t	910,000 ozs	642	21 %
Copper	0.16 %	17,400 t	133	4 %
Total			**$3,102**	**100 %**

*US$ metal prices 13 September 2007


Intec Ltd
Hellyer Zinc Concentrate Project


Intec Ltd

Hellyer Zinc Concentrate Project




Intec Ltd

Hellyer Zinc Concentrate Project





Intec Ltd

Hellyer Zinc Concentrate Project





Intec Ltd

Hellyer Zinc Concentrate Project


INTEC
HELLYER MILL



Intec[Ltd]



Hellyer Zinc Concentrate Project



-Monthly shipments for 2007-2008

-Each shipment contains

- 5,000 dry tonnes
-(5,500 wet tonnes)
-38-41% Zn
-7-10%Pb
-~200g/t Ag

-Off-take contracts in place with Chinese smelters:

-20,000tpa for three years
-40,000tpa for two years



Intec[Ltd]

Hellyer Zinc Concentrate Project

Financial Projections for HZCP 'Base Case'

-Intec's 50% JV interest @1.5Mtpa
-Key financial drivers: zinc price, lead price, concentrate treatment charge

Zinc Price US$/lb	**1.40**
Lead Price US$/lb	1.45
A$/US$ Exchange Rate	0.82
Net Sales Revenue[1] A$m	55.94
JV Operating Costs A$m	22.00
EBITDA A$m – JV Total	33.97
EBITDA[2] A$m – Intec's 50% Share	**16.97**

[1] Net sales revenue after smelter charges
[2] For a 12 month period operating at 100% capacity.
Excludes INL Corporate overheads and technology expenditure



Intec Ltd

Investor Presentation - August 2007

- Corporate Profile
- Hellyer Zinc Concentrate Project
- Bass Metals Ltd
- Hellyer Residues Project

Intec Ltd

Bass Metals Ltd

Largest tenement position in north western Tasmania, one of the most mineralised geological provinces in the world


BURNIE
Mt Lyell
SOUTHERN
STRAHAN
OCEAN
N
20km


Intec Ltd

Bass Metals Ltd

Intec is the major shareholder in Bass Metals (ASX code: BSM)

- BSM market capitalisation is A$28m (@$0.31 per share)
- INL holds 23.5% of BSM and is represented on the Board
- Current market value of INL's holding is A$7.0m
- Current production at Que River, 3km from the Intec Hellyer Mill
- Exploration and further drilling near Hellyer expected to supply the Intec Hellyer Mill after HZCP


Intec Ltd

Bass Metals Ltd

BSM's Que River Mining Area

Intec Hellyer Mill and future Project Site

Hellyer Mine Portal




Intec Ltd
Investor Presentation - August 2007
-Corporate Profile
-Hellyer Zinc Concentrate Project
-Bass Metals Ltd
-Hellyer Residues Project


Intec Ltd
Hellyer Zinc Concentrate Project
Hellyer Residues Project
Hellyer Metals Project
Tailings
Lead from cleaner tails
High-grade zinc and lead sulphides
Rougher Concentrate



Intec Ltd

Hellyer Residues Project

Burnie Demonstration Plant

Commencing operations on EAF dust in September 2007





Intec Ltd

Hellyer Residues Project

Zinc Feedstock

EAF Dust

-Residue from steel recycling

-Ongoing production

--~20-25, 000tpa in Australia

--~5Mtpa globally

-Average >35% Zinc

-Supply Agreement with Smorgon Steel to secure 65,000 tonnes for Intec at no cost



Intec Ltd

Hellyer Residues Project

Lead Feedstock

Lead sulphide from tailings

- Fine lead to be separated from the cleaner tails of the Intec Hellyer Mill
- 56,000tpa extract stream containing ~19% Pb
- This can be fed into the Hellyer Residues Project for increased recovery of lead





Intec Ltd

Hellyer Residues Project

Future Feedstock

Zeehan lead smelter residue stockpile

- 460,000 tonnes @ 15% Zn Equivalent
- 90km from Hellyer
- Acquired by Intec in October 2006




IntecLtd

Hellyer Residues Project

First Commercial Application of the Intec Process

- Constructing and commissioning 2008
- Operation 2009
- Product: ~10, 000tpa high-grade ZnS, ~13,000tpa PbS


IntecLtd

Hellyer Residues Project

Future expansion potential in a range of viable areas:

- Feedstocks
    - Zeehan Slag
    - Other zinc- and lead-bearing residues
    - ZnO ores


Intec Ltd

The Future

Intec's future is to become a technology provider worldwide participating in base and precious metals projects where the Intec Process enhances economic and environmental outcomes.

Intec Ltd

ABN 25 001 150 849

Superior and Sustainable Metals Production

Gordon Chiu Building J01
Department of Chemical Engineering
Maze Crescent
University of Sydney NSW 2006
Australia

Phone: 02-9351-6741
Fax: 02-9351-7180
Email: mail@intec.com.au
Website: www.intec.com.au
ASX code: INL

Companies Announcements Office
Australian Securities Exchange Limited

20 September 2007

Burnie Demonstration Plant Operations Commence for the Hellyer Residues Project

Intec Ltd (ASX code: INL) is pleased to announce that operations at its reconfigured demonstration plant in Burnie, Tasmania, have commenced this week as scheduled for the Hellyer Residues Project.



First high-grade calcium sulphate product from the acid regeneration unit operation of the Burnie Demo Plant

The Burnie Demonstration Plant is an intermediate-scale testing facility, currently being used to provide proof-of-concept and engineering data for specific unit operations for the full-scale commercial application of the Intec Process at the Hellyer Residues Project. This data will also support current activities in the development of the financial model for the larger Project.

The Demonstration Plant will be conducting a series of campaign operations throughout the remainder of 2007.

The on-schedule commencement of operations at Burnie represents another milestone achieved in the implementation of the Hellyer Residues Project, which is on-track for construction in 2008 and operation in 2009.

Yours faithfully,
Intec Ltd

Philip R Wood
Managing Director & Chief Executive Officer

Intec Ltd

ABN 25 001 150 849

Superior and Sustainable Metals Production

Gordon Chiu Building J01
Department of Chemical Engineering
Maze Crescent
University of Sydney NSW 2006
Australia



ASX code: INL

Phone: 02-9351-6741
Fax: 02-9351-7180
Email: mail@intec.com.au
Website: www.intec.com.au
ASX code: INL

Companies Announcements Office
Australian Securities Exchange Limited

21 September 2007

AMEC Presentation in Adelaide

Following the presentation delivered by Kieran Rodgers (Finance Director) to the Association of Mining & Exploration Companies (AMEC) National Investor Briefing Roadshow event in Sydney on Saturday 15 September 2007, Dave Sammut (Corporate Development Manager) will tomorrow be delivering the attached presentation at the second of the AMEC events, to be held in Adelaide.

Intec will also be presenting at a third AMEC event in Melbourne on Saturday 17 November 2007. For more information and an invitation to attend this free event, please visit the Intec Investor Q&A Forum, http://www.intec.com.au/?/Investor_Information/Forum.

Yours faithfully,
Intec Ltd

Philip R Wood

Philip R Wood
Managing Director & Chief Executive Officer



Intec Ltd

"Intec - Two Opportunities in One Minerals Company"

Presentation to
AMEC Investor Briefing Conference
September, 2007

Dave Sammut
Corporate Development Manager
Intec Ltd





Intec Ltd

Investor Presentation – September 2007

The Intec Strategy:

The acquisition of base and precious metals projects in which the Intec Process adds value.


Intec Ltd
Intec Process Technology Portfolio
A World Leader in Minerals
Processing Hydrometallurgy
Applications
Copper
Zinc
Polymetallic
EAF Dust
Zinc ferrites
Metal residues/wastes
Refractory
Gold
Nickel
Laterites
Nickel
Concentrates


Intec Ltd
Investor Presentation - September 2007
Corporate Profile
Hellyer Zinc Concentrate Project
Hellyer Residues Project
Bass Metals Ltd



Corporate Profile

-Shares on issue:	559.60 million
-Market capitalisation:	A$70 million
-MBL working capital facility:	A$4.5 million
-Bass Metals Ltd:	23.5% interest
-Major INL shareholders:	
Macquarie Bank:	8.7% (fully diluted)
Ivanhoe Mines:	6.1%
Alliance Resources:	1.4%



Intec Ltd

Corporate Profile

Chairman:	**Ian Ross**
Managing Director & CEO:	**Philip Wood**
Non-Executive Directors:	**James Bell, Kenneth Severs and Trevor Jones**
Technical Director:	**John Moyes**
Finance Director:	**Kieran Rodgers**



Corporate Profile: Results for 2006-2007

$6 million Pre-Tax Turnaround

	2007 $m	2006 $m
Revenue	$13.7	$3.1
Expenses	$16.1	$11.8
Pre-Tax Loss	($2.7)	($8.7)
After-Tax Loss	($1.2)	($4.5)



Corporate Profile: Results for 2006-2007

$10.1 million after tax half-yearly turnaround

	6 months to 31/12/06 $m	6 months to 30/06/07 $m
After-tax	($5.6)	$4.5



Intec Ltd

Investor Presentation – September 2007

- Corporate Profile
- Hellyer Zinc Concentrate Project
- Hellyer Residues Project
- Bass Metals Ltd

Intec Ltd

Hellyer Zinc Concentrate Project



80km road and rail access from project to port
Burnie deepwater port
HHM demonstration plant
Hellyer Zinc Concentrate Project
&
Hellyer Residues Project
Bass Metals Que River Project
Intec Zeehan Residues



Hellyer Zinc Concentrate Project



Tailings Dam
50 hectares
Site for
Re-treatment
Tailings Dam
Electricity Grid
Road & Rail
Access
Mine Adit (plugged)
1.5 Mtpa Hellyer Mill



Hellyer Zinc Concentrate Project

Hellyer Tailings Resource – 11Mt

Element	Grade	Quantity	In-situ US$M*	% of metal value
Zinc	2.8 %	305,000 t	884	28 %
Lead	3.0 %	330,000 t	1,080	34 %
Silver	88 g/t	30, 850, 000 ozs	406	13 %
Gold	2.6 g/t	910,000 ozs	669	21 %
Copper	0.16 %	17,400 t	138	4 %
Total			$3,178	100 %

*US$ metal prices 20 September 2007


Intec Ltd
Hellyer Zinc Concentrate Project



Intec Ltd

Hellyer Zinc Concentrate Project





Hellyer Zinc Concentrate Project





Hellyer Zinc Concentrate Project




IntecLtd

Hellyer Zinc Concentrate Project


INTEC
HELLYER MILL



Intec Ltd

Hellyer Zinc Concentrate Project



-Monthly shipments for 2007-2008

-Each shipment contains

- 5,000 dry tonnes
- (5,500 wet tonnes)
- 38-41% Zn
- 7-10%Pb
- ~200g/t Ag

-Off-take contracts in place with Chinese smelters:

- 20,000tpa for three years
- 40,000tpa for two years



Hellyer Zinc Concentrate Project

Financial Projections for HZCP 'Base Case'

-Intec's 50% JV interest @1.5Mtpa
-Key financial drivers: zinc price, lead price, concentrate treatment charge

Zinc Price US$/lb	1.40
Lead Price US$/lb	1.45
A$/US$ Exchange Rate	0.82
Net Sales Revenue[1] A$m	55.94
JV Operating Costs A$m	22.00
EBITDA A$m – JV Total	33.97
EBITDA[2] A$m – Intec's 50% Share	**16.97**

[1] Net sales revenue after smelter charges
[2] For a 12 month period operating at 100% capacity
Excludes INL Corporate overheads and technology expenditure

Intec Ltd


Hellyer Zinc Concentrate Project
Hellyer Residues Project
Hellyer Metals Project



Intec Ltd
Investor Presentation – September 2007
-Corporate Profile
-Hellyer Zinc Concentrate Project
-Hellyer Residues Project
-Bass Metals Ltd



Intec Ltd
Hellyer Zinc Concentrate Project
Hellyer Residues Project
Hellyer Metals Project


Intec Ltd

Hellyer Residues Project

Burnie Demonstration Plant

Commencing operations on EAF dust in September 2007





Intec Ltd

Hellyer Residues Project

Zinc Feedstock

EAF Dust

-Residue from steel recycling

-Ongoing production

--~20-25, 000tpa in Australia

--~5Mtpa globally

-Average >35% Zinc

-Supply Agreement with Smorgon Steel to secure 65,000 tonnes for Intec at no cost



Intec Ltd

Hellyer Residues Project

Lead Feedstock



Lead sulphide from tailings

- Fine lead to be separated from the cleaner tails of the Intec Hellyer Mill
- 56,000tpa extract stream containing ~19% Pb
- This can be fed into the Hellyer Residues Project for increased recovery of lead



Intec Ltd

Hellyer Residues Project

First Commercial Application of the Intec Process

- Constructing and commissioning 2008
- Operation 2009
- Product: ~10, 000tpa high-grade ZnS, ~13,000tpa PbS


Intec Ltd

Hellyer Residues Project

Future Feedstock



Zeehan lead smelter residue stockpile

- -460,000 tonnes @ 15% Zn Equivalent
- -90km from Hellyer
- -Acquired by Intec in October 2006

Other zinc- and lead-bearing residues
ZnO ores

Intec Ltd


Investor Presentation – September 2007
-Corporate Profile
-Hellyer Zinc Concentrate Project
-Hellyer Residues Project
-Bass Metals Ltd


IntecLtd

Bass Metals Ltd

Largest tenement position in north western Tasmania, one of the most mineralised geological provinces in the world


BURNIE
20km



IntecLtd

Bass Metals Ltd

Intec is the major shareholder in Bass Metals (ASX code: BSM)

-BSM market capitalisation is A$28m (@$0.31 per share)
-INL holds 23.5% of BSM and is represented on the Board
-Current market value of INL's holding is A$7.0m
-Current production at Que River, 3km from the Intec Hellyer Mill
-Exploration and further drilling near Hellyer expected to supply the Intec Hellyer Mill after HZCP



Bass Metals Ltd


BSM's Que River
Mining Area
Intec Hellyer
Mill and future
Project Site
Hellyer Mine
Portal



Intec^Ltd

The Future

Intec's future is to become a technology provider worldwide participating in base and precious metals projects where the Intec Process enhances economic and environmental outcomes.



Intec Ltd ABN 25 001 150 849

Superior and Sustainable Metals Production

Gordon Chiu Building J01
Department of Chemical Engineering
Maze Crescent
University of Sydney NSW 2006
Australia

Phone: 02-9351-6741
Fax: 02-9351-7180
Email: mail@intec.com.au
Website: www.intec.com.au
ASX code: INL

Companies Announcements Office
Australian Securities Exchange Limited

26 September 2007

Intec Option Plan

The Intec Option Plan was adopted by the Board of Intec Ltd (ASX code: INL) on 29 May 2000 in order to grant options to purchase shares in Intec to its eligible staff, including Executive and Non-Executive Directors and key consultants (all together 30 'Employees'). The intention of the Plan is to align as closely as possible the longer term interests of all Employees with those of Intec's shareholders, by encouraging all Employees to add value to Intec through their demonstrated loyalty and hard work. This applies particularly in today's very tight employment market in the Australian mining, minerals processing and engineering industries.

Intec's scrupulous policy is never to grant options in advance of an Employee's performance, but only on an annual basis in recognition of his or her completed contribution to our Company's progress over the previous financial year. In keeping with statutorily approved guidelines, Intec has always limited the number of options at any time granted under the Intec Option Plan to not more than 5% of the issued capital of the Company (presently 559,599,873 shares).

On 20 September 2007, Intec's Nomination and Remuneration Committee met and approved the granting of 4,700,000 options to the full range of Employees (excluding Directors) in respect of their performance during fiscal 2007. These five year options are exercisable at any time up until their expiry date at a strike price of 15 cents, which represents a 25% premium over Intec's closing share price of 12 cents on the date of the meeting. Following the signing of the 2007 Annual Report on 24 September 2007, these options were then granted the following day with an expiry date of 25 September 2012.

The Committee also proposed the granting of a total of 6,350,000 options to Intec's three Executive Directors and four Non-Executive Directors on the same terms, subject to approval by Intec shareholders at our forthcoming Annual General Meeting on 14 November 2007. Assuming that all of these options are approved and granted, there will then be a total of 27,306,930 options granted under the Intec Option Plan.


ASX code: INL

Based on the 12 cents closing price on the day of its meeting and using Intec's historic two year price volatility of 53%, the Committee's valuation of all 11,050,000 options granted (or proposed to be granted) to all Employees using the Black – Scholes option pricing model was $625,000. This compares with the cash inflow of $1,657,500 that Employees would be required to pay into Intec upon exercise of all of these options.

Finally, it should be noted that less than $100,000 total cash/share price gains have to date been realised by Employees under the Intec Option Plan, albeit that they have effectively contributed in cash to Intec many times this amount in order to exercise the relevant options.

Yours faithfully,
Intec Ltd

Philip R Wood
Managing Director & Chief Executive Officer

Intec Ltd

ABN 25 001 150 849

Superior and Sustainable Metals Production

Gordon Chiu Building J01
Department of Chemical Engineering
Maze Crescent
University of Sydney NSW 2006
Australia

Phone: 02-9351-6741
Fax: 02-9351-7180
Email: mail@intec.com.au
Website: www.intec.com.au
ASX code: INL

2 October 2007

Companies Announcements Office
Australian Securities Exchange Limited

Grant of Options under IOP

As disclosed in the announcement dated 26 September 2007 options have been granted to all of Intec's executive staff (excluding Directors) and Key Consultants as defined under the Intec Option Plan (IOP).

Attached is a completed Appendix 3B in respect of the grant of options under the IOP.

Yours faithfully
Intec Ltd

Grahame Clegg
Company Secretary

Appen3bissueofshares

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Intec Ltd

ABN

25 001 150 849

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	**4,700,000 options**
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	**4,700,000 options**
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	**Options granted under the Intec Option Plan with an exercise price of $0.15 and expiring on 25 September 2012.**

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	**N A**
5	Issue price or consideration	**Nil**
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	**Options granted under the Intec Option Plan**
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	**2 October 2007**

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	**559,599,873**	**Fully paid Ordinary Shares**

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	**45,000,000**	**30 June 2008 Options – exercise price $0.08**
		3,177,916	**26 November 2008 Options – exercise price $0.10**
		1,275,000	**30 June 2009 Options – exercise price $0.49625**
		5,869,014	**24 February 2010 Options – exercise price $0.069**
		7,210,000	**30 August 2011 Options – exercise price $0.11**
		4,700,000	**25 September 2012 Options – exercise price $0.15**

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	**When the options are exercised the shares issued will rank equally with existing fully paid Ordinary Shares in regard to future dividends.**

Part 2 - Bonus issue or pro rata issue

11 to 33	Is security holder approval required?	**Questions 11 to 33 are not applicable.**

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) [√] Securities described in Part 1

(b) [ ] All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 [ ] If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 [ ] If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 [ ] A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38 to 42	Number of securities for which +quotation is sought	**Questions 38 to 42 are not applicable.**

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: Date: **2 October 2007**

(Secretary)

Print name: **Grahame Clegg**

Appen3b

Rule 2.7, 3.10.3, 3.10.4, 3.10.5



Intec Ltd

ABN 25 001 150 849

Superior and Sustainable Metals Production

Gordon Chiu Building J01
Department of Chemical Engineering
Maze Crescent
University of Sydney NSW 2006
Australia



ASX code: INL

Phone: 02-9351-6741
Fax: 02-9351-7180
Email: mail@intec.com.au
Website: www.intec.com.au
ASX code: INL

Companies Announcements Office
Australian Securities Exchange Limited

11 October 2007

Notice of Annual General Meeting

Please find attached the Notice of Intec's 2007 Annual General Meeting with the accompanying Explanatory Statement and Proxy Form.

It should be noted that the options proposed to be granted to Directors may only vest upon meeting the Trigger Price Threshold, as described in the Explanatory Statement.

Yours faithfully,
Intec Ltd

Philip R Wood
Managing Director & Chief Executive Officer

Intec Ltd

ABN 25 001 150 849

Superior and Sustainable Metals Production

Gordon Chiu Building J01
Department of Chemical Engineering
Maze Crescent
University of Sydney NSW 2006
Australia

Phone 02-9351-6741
Fax 02-9351-7180
Email: mail@intec.com.au
Website: www.intec.com.au
ASX code: INL

NOTICE OF 2007 ANNUAL GENERAL MEETING

Notice is given that the 2007 Annual General Meeting of shareholders of Intec Ltd ('Intec' or 'the Company') will be held as follows:

Time: 5.30 pm

Date: Wednesday, 14 November 2007

Place: 'The Partners Room', Allens Arthur Robinson Lawyers, Level 28, Deutsche Bank Place, Corner of Hunter and Phillip Streets, Sydney NSW 2000 Australia

This notice should be read in conjunction with the accompanying Explanatory Statement.

This notice is accompanied by a proxy form for those shareholders wishing to vote by proxy. Please follow the instructions at the end of the proxy form carefully.

ORDINARY BUSINESS

Resolution 1 Adoption of Financial Report

To consider and, if thought fit, to pass the following ordinary resolution:

"That the Company's Financial Report for the financial year ended 30 June 2007 together with the related Directors' and Auditor's Reports be received, approved and adopted."

Resolution 2 Adoption of Remuneration Report

To consider and, if thought fit, to pass the following ordinary resolution:

"That the Company's Remuneration Report for the financial year ended 30 June 2007 be received, approved and adopted."

Resolution 3 Election of Director – Mr Kenneth J Severs

To consider and, if thought fit, to pass the following ordinary resolution:

"That Mr Kenneth J Severs, a Director since 2001, retiring in accordance with the Company's Constitution and being eligible for re-election, be re-elected a Director of the Company."

Resolution 4 Election of Director – Mr Kieran G Rodgers

To consider and, if thought fit, to pass the following ordinary resolution:

"That Mr Kieran G Rodgers, a Director appointed since the last Annual General Meeting and retiring in accordance with the Corporations Act 2001 and the Company's Constitution and being eligible for re-election, be re-elected a Director of the Company."

Resolution 5 Election of Director – Mr Trevor A Jones

To consider and, if thought fit, to pass the following ordinary resolution:

"That Mr Trevor A Jones, a Director appointed since the last Annual General Meeting and retiring in accordance with the Corporations Act 2001 and the Company's Constitution and being eligible for re-election, be re-elected a Director of the Company."

Resolution 6 Election of Director – Mr James R G Bell

To consider and, if thought fit, to pass the following ordinary resolution:

"That Mr James R G Bell, a Director appointed since the last Annual General Meeting and retiring in accordance with the Corporations Act 2001 and the Company's Constitution and being eligible for re-election, be re-elected a Director of the Company."

Resolution 7 Non-executive Directors' Remuneration

To consider and, if thought fit, to pass the following ordinary resolution:

"That for the purposes of Clause 49 of the Company's Constitution, the maximum aggregate cash-based remuneration payable to Non-executive Directors in any financial year be increased from $200,000 to $400,000."

SPECIAL BUSINESS

Resolutions 8(a) to 8(g) Approval of Options for Directors

Resolution 8(a) Approval of Options for Mr Ian W Ross

To consider and, if thought fit, to pass the following ordinary resolution:

"That the meeting approves the issue to Mr Ian W Ross of 500,000 options on the terms summarised in the Explanatory Statement accompanying the notice of the meeting at which this resolution is passed."

Resolution 8(b) Approval of Options for Mr Philip R Wood

To consider and, if thought fit, to pass the following ordinary resolution:

"That the meeting approves the issue to Mr Philip R Wood of 2,500,000 options on the terms summarised in the Explanatory Statement accompanying the notice of the meeting at which this resolution is passed."

Resolution 8(c) Approval of Options for Mr A John Moyes

To consider and, if thought fit, to pass the following ordinary resolution:

"That the meeting approves the issue to Mr A John Moyes of 1,200,000 options on the terms summarised in the Explanatory Statement accompanying the notice of the meeting at which this resolution is passed."

Resolution 8(d) Approval of Options for Mr Kieran G Rodgers

To consider and, if thought fit, to pass the following ordinary resolution:

"That the meeting approves the issue to Mr Kieran G Rodgers of 1,200,000 options on the terms summarised in the Explanatory Statement accompanying the notice of the meeting at which this resolution is passed."

Resolution 8(e) Approval of Options for Mr Kenneth J Severs

To consider and, if thought fit, to pass the following ordinary resolution:

"That the meeting approves the issue to Mr Kenneth J Severs of 500,000 options on the terms summarised in the Explanatory Statement accompanying the notice of the meeting at which this resolution is passed."

Resolution 8(f) Approval of Options for Mr Trevor A Jones

To consider and, if thought fit, to pass the following ordinary resolution:

"That the meeting approves the issue to Mr Trevor A Jones of 150,000 options on the terms summarised in the Explanatory Statement accompanying the notice of the meeting at which this resolution is passed."

Resolution 8(g) Approval of Options for Mr James R G Bell

To consider and, if thought fit, to pass the following ordinary resolution:

"That the meeting approves the issue to Mr James R G Bell of 300,000 options on the terms summarised in the Explanatory Statement accompanying the notice of the meeting at which this resolution is passed."

Voting Exclusion Statements

Resolution 7

The Company will disregard any votes cast on Ordinary Resolution 7 (Non-executive Directors' Remuneration) by any Director and by an associate of any Director as provided for in Australian Securities Exchange Listing Rule 14.11.

However, the Company need not disregard a vote if:

- it is cast by them, as a proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or
- it is cast by the Chairman of the meeting, as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the Chairman decides.

Resolutions 8(a) to 8 (g)

The Company will disregard any votes cast on Ordinary Resolutions 8(a) to 8(g) (Issue of Options to Directors) by any Director and by an associate of any Director as provided for in Australian Securities Exchange Listing Rule 14.11.

However, the Company need not disregard any vote by such person if:

- it is cast by them, as a proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or
- it is cast by the Chairman of the meeting, as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the Chairman decides.

OTHER BUSINESS

To transact any other business which may be properly brought before the meeting.

Dated: 10 October 2007

By order of the Board

Robert J Waring
Company Secretary

This Explanatory Statement sets out information in connection with the business to be considered at the 2007 Annual General Meeting of Intec Ltd (also 'Intec' or 'the Company').

ORDINARY BUSINESS

The following items of ordinary business will be considered at the meeting.

Resolution 1 Adoption of Financial Report

This item of business relates to the receipt, approval and adoption of the Company's Financial Report for the year ended 30 June 2007 together with the related Directors' and Auditor's Reports.

Resolution 2 Adoption of Remuneration Report

The Corporations Act requires that a resolution be put to the members to receive, approve and adopt the Remuneration Report as disclosed in the Directors' Report. The vote on this resolution is advisory only and non-binding. The resolution gives the members the opportunity to ask questions or make comments concerning the Remuneration Report during the meeting.

Resolution 3 Election of Director – Mr Kenneth J Severs

Mr Kenneth J Severs was appointed a Director of the Company on 3 May 2001. Under the Company's Constitution, Mr Severs retires by rotation and, being eligible, wishes to stand for re-election.

Resolution 4 Election of Director – Mr Kieran G Rodgers

Mr Kieran G Rodgers was appointed as an additional Director of the Company on 28 February 2007 and retires in accordance with the Corporations Act 2001 and clause 46 of the Company's Constitution. Mr Rodgers cannot hold office past the 2007 Annual General Meeting without submitting himself for re-election. Mr Rodgers, being eligible, wishes to stand for re-election.

Resolution 5 Election of Director – Mr Trevor A Jones

Mr Trevor A Jones was appointed as an additional Director of the Company on 28 February 2007 and retires in accordance with the Corporations Act 2001 and clause 46 of the Company's Constitution. Mr Jones cannot hold office past the 2007 Annual General Meeting without submitting himself for re-election. Mr Jones, being eligible, wishes to stand for re-election.

Resolution 6 Election of Director – Mr James R G Bell

Mr James R G Bell was appointed as an additional Director of the Company on 1 May 2007 and retires in accordance with the Corporations Act 2001 and clause 46 of the Company's Constitution. Mr Bell cannot hold office past the 2007 Annual General Meeting without submitting himself for re-election. Mr Bell, being eligible, wishes to stand for re-election.

Resolution 7 Non-executive Directors' Remuneration

In accordance with Australian Securities Exchange Listing Rule 10.17 and Clause 49 of the Company's Constitution any proposed increase in the maximum aggregate amount of cash-based remuneration payable to Non-executive Directors of the Company must be approved by Ordinary Resolution of the Company in general meeting.

The current maximum aggregate amount of $200,000 per annum was approved at the Annual General Meeting held on 20 November 2002 and includes base fees and Superannuation Guarantee Contributions made by the Company in relation to the Non-executive Directors.

The purpose of the resolution is to approve an increase in the maximum aggregate amount of remuneration which may be paid to the Non-executive Directors by $200,000 from $200,000 per annum to a maximum aggregate of $400,000 per annum.

The proposed increase in the maximum aggregate amount of remuneration for the Non-executive Directors will allow the Company to pay Non-executive Directors base fees, Board Committee fees and Superannuation Guarantee Contributions if applicable (currently 9% per annum) to the Non-executive Directors.

In addition to these fees, the Non-executive Directors are eligible to participate in the Intec Option Plan. The maximum aggregate amount of remuneration does not include the value of any options which may be granted to Non-executive Directors under the Intec Option Plan.

The proposed increase takes into account that since the 2006 Annual General Meeting of the Company, the number of Intec's Non-executive Directors has been increased from two to a Board majority of four in line with Guideline 2.1 of ASX Best Practice Principles and Guidelines and also the establishment of the Audit Committee, the Nomination and Remuneration Committee and the Corporate Governance Committee. It is proposed that for the year ending 30 June 2008 the Chairman be paid $71,500 and each of the other Non-executive Directors be paid $55,000 (inclusive in each case of Superannuation Guarantee Contributions if applicable) plus certain additional fees for membership of various Board Committees. Thus the proposed increase is expected to comfortably cover cash-based Non-executive Directors' fees for the foreseeable future.

Special Business

The following items of special business will be considered at the meeting:

Resolutions 8 (a) to (g) Approval of Options for Directors

Approval of shareholders for the issue of securities to Directors is required under Australian Securities Exchange Listing Rule 10.14. The following information is provided pursuant to Australian Securities Exchange Listing Rules 10.15 and 10.15A.

The Intec Option Plan was adopted by the Board of Intec on 29 May 2000 in order to grant options to purchase shares in Intec to its eligible staff, Executive and Non-executive Directors and key consultants (all together defined as 'Employees'). The intention of the Plan is to align as closely as possible the longer term interests of all Employees with those of Intec's shareholders, by encouraging all Employees to add value to Intec over time through their demonstrated loyalty and hard work. This applies particularly in today's very tight employment market in the Australian mining, minerals processing and engineering industries.

Intec's policy is never to grant options in advance of an Employee's performance, but only on an annual basis in recognition of his or her completed contribution to the Company's progress over the previous financial year. In keeping with statutorily approved guidelines, Intec continues to limit the number of options at any time granted under the Intec Option Plan to not more than 5% of the issued capital of the Company (presently 559,599,873 shares).

On 20 September 2007, Intec's Nomination and Remuneration Committee met and approved the granting of 4,700,000 options to the full range of Employees (excluding Directors) in respect of their performance during fiscal 2007. These five year options were issued for nil cash consideration, are exercisable at any time up until their expiry date at a price of 15 cents, which represents a 25% premium over Intec's closing share price of 12 cents on the date of the meeting. Following the signing of the 2007 Annual Report on 24 September 2007, these options were then granted the following day with an expiry date of 25 September 2012.

Additionally, it is proposed to grant 6,350,000 options to the Company's Directors. The options that are proposed to be granted to Directors for nil cash consideration (and accordingly there is no loan made to Directors in relation to the acquisition of the options) are on the same terms as those already granted to the other Employees except that they will only vest in the grantee upon meeting the Trigger Price Threshold of 25 cents. To meet the Trigger Price Threshold, the price of Intec shares traded on the Australian Securities Exchange must have closed above 25 cents for twenty consecutive trading days or the Company must have received a bona fide offer for a majority or all of its shares whether by takeover or scheme of arrangement.

Approval is now sought for the issue of a total of 6,350,000 options on the above terms pursuant to the Intec Option Plan to those Directors of the Company who held office during the year ended 30 June 2007, as set out below. Assuming that these options are approved, they will be issued immediately (subject to later vesting upon meeting the Trigger Price Threshold) and the total number of options granted under the Intec Option Plan will remain at less than 5% of Intec's issued share capital.

The last approval of shareholders was sought and obtained at the 15 November 2006 Annual General Meeting for the proposed issue of 2,600,000 options to Directors comprised of 1,200,000 options for P R Wood, 700,000 options for A J Moyes, 400,000 options for I W Ross and 300,000 options for K J Severs. These options were issued pursuant to the Intec Option Plan for no consideration, have an exercise price of 11 cents and an expiry date of 30 August 2011 and were granted immediately following the 2006 Annual General Meeting.

Since the 2006 Annual General Meeting, a total of 6,645,097 options granted to Employees under the Intec Option Plan and expiring 16 July 2007 with an exercise price of $24.625 cents were not exercised and have therefore lapsed.

The following Directors, who are all of the Directors of the Company and are all entitled to participate in the Intec Option Plan, are proposed to be issued options in the following respective amounts totalling 6,350,000 options under the Intec Option Plan in respect of the year ended 30 June 2007, subject to shareholder approval:

- Mr Ian W Ross (Chairman) - 500,000 options
- Mr Philip R Wood (Managing Director and Chief Executive Officer) - 2,500,000 options
- Mr A John Moyes (Technical Director) - 1,200,000 options
- Mr Kieran G Rodgers (Finance Director and Chief Financial Officer) - 1,200,000 options
- Mr Kenneth J Severs (Non-executive Director) - 500,000 options
- Mr Trevor A Jones (Non-executive Director) - 150,000 options
- Mr James R G Bell (Non-executive Director) - 300,000 options

These options are proposed to be granted to the above Directors immediately following the meeting at which these resolutions are approved, in consideration of their Executive and Non-executive performances during fiscal 2007. ASX Listing Rule 10.15.7 requires that the options must be issued no later than 12 months after the meeting. The options expire on 25 September 2012 and may be exercised (and shares will be issued) at a price payable by the relevant Director of 15 cents per share. The exercise price is based on a 25% premium to the closing share price of 12 cents per share on 20 September 2007, being the date of Board Committee approval. However, the options proposed to be granted to Directors have a Trigger Price Threshold of 25 cents. That is, the options only become exercisable if the price of Intec shares trades on the Australian Securities Exchange closes above 25 cents for twenty consecutive trading days or the Company receives a bona fide offer for a majority or all of its shares whether by takeover or scheme of arrangement.

No Director shall participate in an issue under the Intec Option Plan unless shareholders in general meeting approve the specific issue.

It is proposed that the options be granted in recognition of the contribution to the Company by Directors in the year ended 30 June 2007 and the ongoing responsibility that they assume for the affairs of the Company. All of the Directors mentioned in (b) above are entitled to participate in the Intec Option Plan.

At the time of writing, the price of the Company's shares is 13.5 cents compared with the range 9.5 cents and 20 cents during the previous six months.

Using the Black-Scholes option valuation methodology and assuming a valuation date of 20 September 2007, the date on which these options were resolved to be granted and when the closing share price was 12 cents, the options have a value of approximately 5.7 cents each. This valuation has not been discounted to take into account the fact that the options are non-transferable and have a Trigger Price Threshold for vesting that is at a 66% premium over the exercise price.

Therefore, the undiscounted value of options proposed to be granted to Directors is shown in the table below.

Executive Directors	**Number of Options**	**Value $**
Philip R Wood	2,500,000	142,500
Kieran G Rodgers	1,200,000	68,400
A John Moyes	1,200 000	68,400
	4,900,000	**279,300**
Non-executive Directors		
Ian W Ross	500,000	28,500
Kenneth J Severs	500,000	28,500
James R G Bell	300,000	17,100
Trevor A Jones	150,000	8,550
	1,450,000	**82,650**
Total	**6,350,000**	**361,950**

The assumption used in the calculations include

		2007
(a)	Options are granted for non- cash consideration	
(b)	Exercise price	15 cents
(c)	Grant date	14 November 2007
(d)	Expiry date	25 September 2012
(e)	Share price at grant date (date of Board approval)	12 cents
(f)	Expected price volatility of the company's shares	53.0%
(g)	Expected dividend yield	0.0%
(h)	Risk-free interest rate	6.55%

No account has been taken in the calculations of the non-transferability and Trigger Price Threshold applying to the options.
As of 25 September 2007 the Directors held the following shares and options either directly or indirectly

Executive Directors	**Shares**	**Options**
P R Wood	2,170,770	2,784,853
A J Moyes	1,450,033	2,258,369
K G Rodgers	263,434	1,803,193
Non-executive Directors		
I W Ross	617,819	729,783
K J Severs	1,444,918	775,837
T A Jones	1,269,075	-
J R G Bell	732,919	-

The dilution effect from the exercise of these 6,350,000 options to the Directors will be 1.08% of the expanded shares and options on issue. Currently there are 559,599,873 ordinary shares on issue. At the date of this notice of meeting there are 22,231,930 options on issue under the Intec Option Plan with exercise prices of between $0.069 and $0.49625, and expiry dates from November 2008 to September 2012.

Details of any securities issued under the Intec Option Plan will be published in each annual report of Intec relating to a period in which securities have been issued, together with confirmation that approval for the issue of securities was obtained under Australian Securities Exchange Listing Rule 10.14.

The Directors do not make any recommendation to members on the resolution because of their personal interest in the subject matter of the resolution.

Copy of Intec Option Plan Rules

Copies of the Rules of the Intec Option Plan are available to shareholders free of charge on request.



Superior and Sustainable Metals Production

FORM OF PROXY FOR 2007 ANNUAL GENERAL MEETING

I/We,

Of

being a shareholder of Intec Ltd hereby appoint:

____

(Name of Proxy)

or, failing him/her, **the Chairman of the Meeting** as my/our proxy to attend and vote for me/us and in my/our name at the Annual General Meeting of Intec Ltd to be held at **5.30 pm on Wednesday 14 November 2007 at 'The Partners Room', at the offices of Allens Arthur Robinson, Level 28, Deutsche Bank Place, Corner of Hunter and Phillip Streets, Sydney NSW 2000 Australia** and at any adjournment of that meeting.

Each shareholder should see overleaf for information concerning how to vote by proxy or appoint a corporate representative.

If you do not wish at all to direct your proxy how to vote, please place a mark in this box. ☐

By marking this box, you acknowledge that, if the Chairman is your proxy, the Chairman may exercise your proxy even if he has an interest in the outcome of the resolution and votes cast by him other than as proxy holder will be disregarded because of that interest.

If you do not mark this box, and you have not directed your proxy how to vote, the Chairman will not cast your votes on the resolution and your votes will not be counted in calculating the required majority if a poll is called on the resolution.

The Chairman of the meeting intends to vote undirected proxies in favour of all resolutions set out in the Notice of Meeting.

Resolutions		**For**	**Against**	**Abstain**
1	Adoption of Financial Report	☐	☐	☐
2	Adoption of Remuneration Report	☐	☐	☐
3	Election of Director – Mr Kenneth J Severs	☐	☐	☐
4	Election of Director – Mr Kieran G Rodgers	☐	☐	☐
5	Election of Director – Mr Trevor A Jones	☐	☐	☐
6	Election of Director – Mr James R G Bell	☐	☐	☐
7	Non-executive Director Remuneration	☐	☐	☐
8	Approval of Options for Directors			
	(a) Ian W Ross	☐	☐	☐
	(b) Philip R Wood	☐	☐	☐
	(c) A John Moyes	☐	☐	☐
	(d) Kieran G Rodgers	☐	☐	☐
	(e) Trevor A Jones	☐	☐	☐
	(e) Kenneth J Severs	☐	☐	☐
	(f) James R G Bell	☐	☐	☐

Please Sign Here

This section *must* be signed in accordance with the instructions overleaf to enable your directions to be implemented.

Executed in accordance with section 127 of the Corporations Act:

Individual or Shareholder 1	Joint Shareholder 2	Joint Shareholder 3
Sole Director & Sole Company Secretary	Director	Director/Company Secretary

Date: ______________________________

VOTING BY PROXY AND APPOINTMENT OF A CORPORATE REPRESENTATIVE

1. A shareholder entitled to attend and vote is entitled to appoint not more than two proxies. Where two proxies are appointed, each proxy must be appointed to represent a specific proportion of the shareholder's voting rights.

2. A proxy need not be a shareholder of the Company. A shareholder may appoint as its proxy the "Chairman of the Meeting".

3. A proxy given by a corporation must be executed under seal or under the hand of a duly authorised officer or attorney. Either of the joint holders of a share may sign the proxy form.

4. To be effective, the proxy form and the power of attorney or other authority (if any) under which each is signed (or a copy of that power or authority certified in a manner acceptable to the Directors of the Company) must be received at least 48 hours prior to the meeting (i.e. not later than 5.30 pm on 12 November 2007), or to any adjourned meeting, at the Company's Share Registrars being:

   Registries Limited

   Facsimile: +61 (0)2 9279 0664

   Mail: PO Box R67, Royal Exchange, NSW 1223 Australia

   Delivery Address: Level 2, 28 Margaret Street, Sydney NSW 2000 Australia

5. Additional proxy forms will be supplied on request.

6. A body corporate may appoint a representative to attend, vote at and otherwise act for it at the meeting in accordance with the Corporations Act 2001.

Signing Instructions

You must sign this form as follows in the spaces provided:

Individual:	Where the holding is in one name, the holder must sign.
Joint Holding:	Where the holding is in more than one name, all of the shareholders should sign.
Power of Attorney:	If you are signing under a Power of Attorney, you must lodge an original or certified photocopy of the appropriate Power of Attorney with your completed Proxy Form.
Companies:	Where the company has a Sole Director who is also the Sole Company Secretary, this form must be signed by that person.
	If the company (pursuant to section 204A of the Corporations Act 2001) does not have a Company Secretary, a Sole Director can also sign alone.
	Otherwise this form must be signed by a Director jointly with either another Director or a Company Secretary. Please indicate the office held by signing in the appropriate place.



Intec Ltd

ABN 25 001 150 849

Superior and Sustainable Metals Production

Gordon Chiu Building J01
Department of Chemical Engineering
Maze Crescent
University of Sydney NSW 2006
Australia

Phone: 02-9351-6741
Fax: 02-9351-7180
Email: mail@intec.com.au
Website: www.intec.com.au
ASX code: INL

22 October 2007

Companies Announcements Office
Australian Securities Exchange Limited

Quarterly Activities Report: Appendix 4C September 2007

On behalf of Intec Ltd (ASX code: INL, or the Company), I now attach the September 2007 Quarterly Report for Entities Admitted on the Basis of Commitments (Appendix 4C).

Highlights

- *The Hellyer Zinc Concentrate Project Joint Venture continued to experience strong production, albeit with tailings grades decreasing as anticipated, after the dredge completed recovery of a portion of the high-grade zone in the tailings dam.*
- *The introduction of a second, high-lead specification of bulk zinc and lead concentrate was completed towards the end of September. This increases net revenues, maintains total product output levels (~60,000tpa) and extends the life of the Hellyer project by more efficiently utilising the resource.*
- *Other efforts by the Joint Venture partners to optimise recoveries from the Intec Hellyer Mill have completed the laboratory testing phase and are being implemented for plant trials at the Mill.*
- *Exploration by Bass Metals Ltd near the Intec Hellyer Mill has intersected 57.5 metres containing 9.2% Zn, 4.7% Pb, 94 g/t Ag and 2.89g/t Au.*
- *The Hellyer Residues Project remains on-track for construction in 2008 and operation in 2009. A number of significant milestones were achieved during the September Quarter.*
- *The Stage 2 Supply Agreement with Smorgon Steel (now merged with OneSteel) announced on July 31 increased the total amount of EAF dust feedstock secured for the Hellyer Residues Project to 60,000-65,000t.*
- *The Development Proposal and Environment Management Plan for the Hellyer Residues Project was submitted to the Tasmanian regulatory authorities. No public objections were raised during the notification period.*
- *The reconfigured Burnie Demonstration Plant commenced operations on schedule in September.*
- *Updated broker coverage by Macquarie Securities Ltd marginally increased the INL valuation.*
- *The total cash available at the end of the quarter was A\$3,035,000.*

+ See chapter 19 for defined terms.

Hellyer Zinc Concentrate Project (HZCP)

Production at the Hellyer Zinc Concentrate Project continued strongly throughout the September Quarter. The high grade zone that resulted in record production in May 2007 persisted throughout operations in June and into July (averaging 3.4% Zn in July) – longer than had previously been expected. Average zinc grades dropped thereafter as a new cut was established within the tailings dam in a lower-grade zone in the later, near-surface tailings. As expected, overall weekly and monthly production has fluctuated above and below target levels, based primarily on the inconsistent feed grade of the Hellyer tailings (with incremental metallurgical recovery improvements via the ongoing optimisation efforts).



'Macca', an operator at the Intec Hellyer Mill

The strong surge in lead prices in the September 2007 Quarter (which rose 30% from US$2,660 on 29 June to US$3,448 on 28 September) proved timely in the light of ongoing efforts to improve the lead recoveries from the Intec Hellyer Mill, as first noted in the June 2007 Quarterly Report. Of these efforts, the most important relates to the production of a second specification of bulk zinc concentrate for Chinese smelter customers.

This second concentrate product contains increased lead (16%) and decreased zinc (32%) grades, maintaining the total Pb+Zn grade of the original HZCP bulk zinc concentrate product while achieving higher overall metal recoveries and equal tonnage production of concentrate product on lower throughput of tailings feedstock. As a result, operations since the end of September 2007 have produced a higher-lead product, maintaining the yearly rate of approximately 60,000tpa from lower overall feed rates (approximately 1.25Mtpa).

Some of the current optimisation projects include the following:

- The tower mill optimisation (de-bottlenecking) project was commissioned during August. This resulted in an improved re-grind size (from p80 22 microns to p80 14 microns) with improved cleaner flotation stability and cleaner circuit zinc recovery.
- Magnetic susceptibility laboratory trials supported expectations of incremental zinc recovery improvements, and as such a magnetic system is currently being installed for plant trials.
- Refurbishment of the High Intensity Conditioners (HICs) for improved metal recoveries was initiated and developed during the September Quarter. Commissioning is expected in early November. Using sand rather than iron-based grinding media, the HICs change the surface properties of the reground zinc and lead minerals, improving their response to the flotation agents used in the Intec Hellyer Mill.

- A real time GPS-based directional control system was introduced on the dredge at the end of September. The system uses the current mine plan blocks with a GPS face position indicator overlay to yield better control over the dredge operation.

Table 1: Production Results from the Hellyer Zinc Concentrate Project

	Dec 2006 Quarter	March 2007 Quarter	June 2007 Quarter	Sept 2007 Quarter
Tailings treated (tonnes)	131,324	324,389	240,626	247,874
Zinc (%)	2.2	2.5	3.5	2.8
Lead (%)	2.2	2.6	3.3	3.1
Silver (g/t)	96	138	89	78
Bulk zinc/lead concentrate (dry tonnes)	2,878	10,401	13,813	11,820
Contained zinc (t)	1,131	4,049	5,248	4,021
Contained lead (t)	279	700	1,386	1,447
Zn recovery (%)	39	51	62	59
Pb recovery (%)	9.6	8.3	18	19
Contained silver (kg)	660	2,289	2,101	2,152

Having made two shipments in June 2007, further shipment were deferred at the customers' request in July and August associated with their reduced operations and scheduled maintenance shutdowns during the northern hemisphere summer. A shipment of 5,550 (dry) tonnes of product grading 37% Zn, 12.6% Pb and 246g/t Ag was loaded at the Port of Burnie on 9 September 2007. With production having continued strongly throughout the quarter, the stockpile inventories rose to over 7,000 (dry) tonnes by the end of the September Quarter. A larger shipment of ~10,000 tonnes is due to be loaded in November, which will still leave a significant inventory at Burnie for a further shipment towards the end of December.

Gold recovery not presently viable at Hellyer via CIP

The results from the metallurgical testwork showed that cyanide-based CIP processing achieved only 15-20% gold recovery from the reground tailings. It was expected that the recoveries would be comparatively low (versus other gold resources) – because of the extremely refractory nature of the gold in the Hellyer tailings, and because the majority of the gold is dispersed in the host pyrite/arsenopyrite matrix as sub-micron gold, while the grind being enacted achieves a P80 (80% passing) ~15 microns – however these recovery figures were unacceptably low.

Further, it was found that there were unacceptably high levels of reagent consumption, due to other metals (notably copper) competing for the cyanide. As such, the economics do not support the installation of a CIP plant at Hellyer at this time. It must be noted however, that the 910,000oz gold resource remains available for future processing options.

It is worth emphasising that the Intec Process was proven at the 2006 operations at the Burnie demonstration plant to achieve better gold extraction from the Hellyer tailings than was achieved in the abovementioned metallurgical trials of conventional CIP processing. The Intec Process achieved up to 25% gold extraction, nearly double the extraction achieved using cyanide. Subsequent trials in

+ See chapter 19 for defined terms.

Intec's Sydney head office laboratory, in which the residues from the Burnie Demonstration Plant were re-leached in optimised Intec Process leach liquors, resulted in overall gold extraction rates of 65%. Although this is only laboratory data, this represents an example of the Intec Process being able to unlock value that is unavailable to conventional technologies.

Bass Metals Ltd (ASX code: BSM)

Bass Metals Ltd (23.5% owned by Intec Ltd) announced on October 5 2007 that diamond drill hole HLD957 had intersected 57.5 metres containing 9.2% Zn, 4.7% Pb, 94 g/t Ag and 2.89g/t Au from 181 metres downhole at the Southern Barite Zone target, along strike from the historic Hellyer mine.

At the conclusion of the announcement, BSM noted that: "Notwithstanding this current conservative interpretation of the drill hole geology, the HLD957 intersection indicates a potentially thick zone of high grade massive sulphide mineralisation open vertically and to the north and south of HLD957 for at least 75 metres."

The Southern Barite Zone target represents just one of a number of good opportunities to continue the long-term operation of the Intec Hellyer Mill beyond the life of the Hellyer Zinc Concentrate Project.

Intec welcomes the substantial appreciation of the market value of its BSM shareholding over the September 2007 quarter and to the present time (from ~A$6.7 million on 2/7/07 to ~A$10.2 million on 19/10/07). This was principally due to the appreciation of the price of BSM shares and also partly due to investment in BSM securities by Intec during that period.

Hellyer Residues Project

The Hellyer Residues Project achieved a number of significant milestones during the September 2007 Quarter. The Company announced on 31 July the signing of a long-term (three-year minimum and renewable) contract to recycle and recover the substantial contained metal values from the entire annual production of EAF dust from both of Smorgon Steel's Australian operations. Smorgon Steel's merger with OneSteel was completed on 20 August 2007 and has no effect on the EAF dust supply agreement with Smorgon Steel.

In combination with the Stage 1 Agreement with Smorgon Steel in 2006 (via which Intec was paid A$2.42 million to acquire the 20,500 stockpile of EAF dust at Footscray, Victoria), the Stage 2 deal secures a total of approximately 60-65,000 tonnes of feedstock for the Stage 1 Hellyer Residues Project. Deliveries of EAF dust to Intec's Footscray warehouse commenced on 1 August 2007, amounting to over 1,800 tonnes by the end of the September Quarter. The Stage 2 agreement provides for the supply of EAF dust to Intec together with a unit payment for transport and storage. Intec is responsible for the posting of environmental bonds relating to EAF dust storage.

The Development Application and Development Proposal & Environment Management Plan (DP-EMP) were submitted to Waratah-Wynyard Council in August 2007 and according to the defined practice were subsequently referred to the Department of Tourism, Arts and the Environment. Representatives of Intec and the various contributing consultants subsequently met with the

regulatory authorities to go over the DP-EMP to aid them in understanding the details of the proposed project.

The community notice period passed on 17 October 2007 without receiving any objections to the Hellyer Residues Project, and Intec continues to expect to have regulatory approval for the Project by the end of 2007.

Additionally, operations at the reconfigured Burnie Demonstration Plant commenced on-schedule in September. These operations are being conducted as a series of campaigns to provide further engineering data to facilitate the detailed engineering design of the plant, as well as the financial modelling of the Hellyer Residues Project. The first campaign, demonstrating the Acid Regeneration step of the Stage 1 Hellyer Project, has been completed successfully and the calcium sulphate product has been dispatched for analysis and further processing (using equipment like that which would be installed at Hellyer)



An operator working on the belt filter at Intec's Burnie demonstration plant

Overall, the progress of Intec's wholly-owned Hellyer Residues Project remains on-track for construction in 2008 and operation in 2009.

Corporate

Cash Position

The Company's cash balance at 30 September 2007 was A$3,035,000.

The Directors consider that the Company's available cash, receivables, securities and other liquid current assets, income from the HZCP and debt facility with Macquarie Bank are more than sufficient for its working capital requirements (inclusive of the HZCP).

Broker Research

The Macquarie Research coverage of Intec Ltd, which commenced in June 2007, was updated in September. Overall, the updated coverage fractionally increased the Macquarie valuation of INL, to 14-16 cents per share.

- "Our investment thesis is broadly unchanged. The establishment of consistent and profitable production, progress on the residues project and a continued positive outlook for metals prices enhance INL's prospects of ultimately monetising the Intec Process technology.
- However, this is partially tempered by currency and concentrate driven cost pressures and our less favourable view on zinc relative to other base metals, which contributes an estimated ~80% to INL revenues."

+ See chapter 19 for defined terms.

Intec's view is that the Macquarie valuation is quite conservative, particularly as the valuation is extremely sensitive to the forward metals prices. It refrains from ascribing a value to the Hellyer Residues Project pending the release of the project economics. However, we would expect that once this data has been released to the market, the Macquarie valuation should be favourably revised.

Other Corporate Matters

In order to better inform the investment community about Intec and its activities, the Company has established on its web site (www.intec.com.au) an Investor Q&A Forum to allow questions, suggestions, comments and responses to be shared amongst all visitors to the Intec web site.

Governed by Intec's Investor Enquiry Policy, the Forum has proved highly popular, yielding an immediate surge in the daily web 'traffic' on the site and a strong positive response received in emails from the investment community. It has also proven effective in substantially eliminating instances of misinformation, incorrect suppositions and unanswered questions posted to well-known investor forum web sites. After an initial period of work during the set-up of the Forum and the preparation of responses to a large number of questions covering the full breadth of Intec's activities, the Forum has also proven itself to be effective in reducing the amount of time spent by Company executives in responding to common shareholder enquiries.

Yours faithfully
Intec Ltd

Philip R. Wood

Philip R Wood
Managing Director and Chief Executive Officer

+ See chapter 19 for defined terms.

Rule 4.7B

Appendix 4C

Quarterly report for entities admitted on the basis of commitments

Introduced 31/3/2000. Amended 30/9/2001

Name of entity

Intec Ltd

ABN	Quarter ended ("current quarter")
25 001 150 849	30 September 2007

Consolidated statement of cash flows

Cash flows related to operating activities	**Current quarter $A'000**	**Year to date (3 months) $A'000**
1.1 Receipts from product sales and related debtors	7,084	7,084
1.2 Payments for		
(a) advertising and marketing	(39)	(39)
(b) hydrometallurgical process development	(1,291)	(1,291)
(c) HZCP joint venture costs	(1,304)	(1,304)
(d) administration costs and corporate overheads	(735)	(735)
1.3 Dividends received		
1.4 Interest and other items of a similar nature received	68	68
1.5 Interest and other costs of finance paid		
1.6 Income tax rebate received		
1.7 Other income -	29	29
Net Operating Cash Flows	3,812	3,812

+ See chapter 19 for defined terms.

	Net Operating Cash Flows (brought forward)	3,812	3,812
	Cash flows related to investing activities		
1.8	Payment for purchases of:		
	(a) prospects		
	(b) equity investments	(459)	(459)
	(c) other fixed assets	(3,289)	(3,289)
1.9	Proceeds from sale of:		
	(a) prospects		
	(b) equity investments		
	(c) other fixed assets		
1.10	Loans to other entities		
1.11	Loans repaid by other entities		
1.12	Other (provide details if material) - security deposits	(3,950)	(3,950)
	Other (provide details if material) - security deposits repaid	3,950	3,950
	Net investing cash flows	(3,748)	(3,748)
1.13	**Total operating and investing cash flows**	64	64

	Cash flows related to financing activities		
1.14	Proceeds from issues of shares, options, etc.		
1.15	Proceeds from sale of forfeited shares		
1.16	Proceeds from borrowings	3,950	3,950
1.17	Repayment of borrowings	(3,950)	(3,950)
1.18	Dividends paid		
1.19	Other (provide details if material)- share issue costs		
	Net financing cash flows	-	-
	Net increase (decrease) in cash held	64	64
1.20	Cash at beginning of quarter/year	2,971	2,971
1.21	Exchange rate adjustments to item 1.20	-	-
1.22	**Cash at end of quarter**	**3,035**	**3,035**

+ See chapter 19 for defined terms.

Payments to directors of the entity and associates of the directors
Payments to related entities of the entity and associates of the related entities

1.23 Aggregate amount of payments to the parties included in item 1.2	294
1.24 Aggregate amount of loans to the parties included in item 1.10	-

1.25 Explanation necessary for an understanding of the transactions

Salaries, Directors fees and consultancy fees at normal commercial rates.

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows	Nil
2.2 Details of outlays made by other entities to establish or increase their share in projects in which the reporting entity has an interest	Nil

Financing facilities available
Add notes as necessary for an understanding of the position.

	Amount available $A'000	Amount used $A'000
3.1 Loan facilities	5,000	3,950
3.2 Credit standby arrangements	Nil	Nil

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.	Current quarter $A'000	Previous quarter $A'000
5.1 Cash on hand and at bank	3,035	2,971
Deposits at call	-	-
Bank overdraft	-	-
Other - 30 day bank bills	-	-
Total: cash at end of quarter (item 1.22)	**3,035**	**2,971**

+ See chapter 19 for defined terms.

Acquisitions and Disposals

	Acquisitions *(Item 1.9(a))*	Disposals *(Item 1.10(a))*
5.1 Name of entity	Not Applicable	Not Applicable
5.2 Place of incorporation or registration		
5.3 Consideration for acquisition or disposal		
5.4 Total net assets		
5.5 Nature of business		

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act (except to the extent that information is not required because of note 2) or other standards acceptable to ASX.

2 This statement does/~~does not~~ give a true and fair view of the matters disclosed.

Sign here: (Director/~~Company Secretary~~) Date: 22 October 2007

Print name: Philip R Wood

+ See chapter 19 for defined terms.

Notes

1. The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2. The definitions in, and provisions of, *AASB 1026: Statement of Cash Flows* apply to this report except for the paragraphs of the Standard set out below.

    - 6.2 - reconciliation of cash flows arising from operating activities to operating profit or loss
    - 9.2 - itemised disclosure relating to acquisitions
    - 9.4 - itemised disclosure relating to disposals
    - 12.1(a) - policy for classification of cash items
    - 12.3 - disclosure of restrictions on use of cash
    - 13.1 - comparative information

3. **Accounting Standards.** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.



Intec Ltd

ABN 25 001 150 849

Superior and Sustainable Metals Production

Gordon Chiu Building J01
Department of Chemical Engineering
Maze Crescent
University of Sydney NSW 2006
Australia

Phone: 02-9351-6741
Fax: 02-9351-7180
Email: mail@intec.com.au
Website: www.intec.com.au
ASX code: INL

Companies Announcements Office
Australian Securities Exchange Limited

25 October 2007

Interview with Macquarie Digital

Please note that a six-minute interview with me discussing the Hellyer Project and Intec Ltd's financial outlook was today published by Macquarie Digital and may now be accessed via the Macquarie web site:

http://www.macquariedigital.com.au/default.aspx?page=videodetails&videoid=2888

or via the Media section of Intec Ltd's web site:

www.intec.com.au/?/Investor_Information/Media

Yours faithfully,
Intec Ltd

Philip R Wood
Managing Director & Chief Executive Officer


LISTED ON
AUSTRALIAN STOCK EXCHANGE
ASX code: INL

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Intec Limited
ABN	25 001 150 849

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	James Russell Godfrey Bell
Date of last notice	20 August 2007

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	22 October 2007
No. of securities held prior to change	40,000 Ordinary shares (as registered holder) 712,919 Ordinary shares (indirectly)
Class	Ordinary shares
Number acquired	20,000
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$0.12
No. of securities held after change	60,000 Ordinary shares (as registered holder) 712,919 Ordinary shares (indirectly)

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market acquisition

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Intec Ltd ABN 25 001 150 849

Superior and Sustainable Metals Production

Gordon Chiu Building J01
Department of Chemical Engineering
Maze Crescent
University of Sydney NSW 2006
Australia

Phone: 02-9351-6741
Fax: 02-9351-7180
Email: mail@intec.com.au
Website: www.intec.com.au
ASX code: INL

Companies Announcements Office
Australian Securities Exchange Limited

5 November 2007

Concentrate Sales Agreement Signed with Baiyin

Intec Ltd (ASX code: INL) is pleased to announce the formal signing of a 20,000 tonnes per annum sales contract with Baiyin Nonferrous Group Co. Ltd for the export of high-lead bulk concentrate from the Hellyer Zinc Concentrate Project Joint Venture. The signing ceremony took place on Wednesday, 31 October 2007 in the town of Tullah, nearby to Hellyer in northwestern Tasmania.



Left to right:
Mr Clive Carroll, Director, Polymetals (Hellyer) Pty Ltd
Mr Qi Chengzhang, Director, Baiyin Nonferrous Group Co. Ltd
Mr Philip Wood, Managing Director & CEO, Intec Ltd

The contracted concentrate represents a second specification of bulk zinc-and-lead concentrate to be produced from the Intec Hellyer Mill, with approximately 2:1 zinc:lead ratio, and a total combined Zn+Pb grade of approximately 48%.



ASX code INL

The production of the higher-lead product will enable the Intec Hellyer Mill to achieve higher zinc and lead recoveries from the same throughput of tailings feedstock, while generating higher returns for the 50/50 joint venture partners based on the current high prices in the global lead market. Overall, the increased extraction efficiencies will enable the life of the Hellyer resource to be extended by more fully utilising it over a longer period.

Yours faithfully,
Intec Ltd

Philip R Wood
Managing Director & Chief Executive Officer

Background Notes:

The Intec Hellyer Mill, the Hellyer tailings resource and the associated assets are 100% owned by Intec Ltd. The Mill was restarted as the Hellyer Zinc Concentrate Project in December 2006 in joint venture with Polymetals, one of Australia's largest unlisted mining groups. Under the terms of this 50/50 joint venture agreement, Polymetals will operate the Intec Hellyer Mill for four years (expiring 1 December 2010) or until 6 million tonnes of tailings have been processed, whichever comes first. At the end of the agreement, Intec has the right to purchase Polymetals' half share for A$1.

Intec Hellyer Metals Pty Ltd is also in the process of implementing at Hellyer the first commercial project utilising the Intec Process, a patented Australian hydrometallurgical technology for the recovery of base and precious metals from a range of different feedstocks. Scheduled for construction in 2008 and operation in 2009, the Hellyer Residues Project to recycle EAF dust (a zinc-bearing waste from steel recycling) will share the Hellyer site, offering a number of synergies between the two operations.



Intec Ltd

ABN 25 001 150 849

Superior and Sustainable Metals Production

Gordon Chiu Building J01
Department of Chemical Engineering
Maze Crescent
University of Sydney NSW 2006
Australia

Phone: 02-9351-6741
Fax: 02-9351-7180
Email: mail@intec.com.au
Website: www.intec.com.au
ASX code: INL

Companies Announcements Office
Australian Securities Exchange Limited

9 November 2007

Intec Opens Chinese Representative Office

Intec Ltd (ASX Code: INL) is pleased to announce the opening of its representative office in Guangzhou, China. This reflects the increasing importance of China to Intec's business, in terms of sales of products from Intec's Hellyer Zinc Concentrate Project Joint Venture and Hellyer Residues Project; purchasing opportunities for raw materials (including feedstocks and reagents); potential project opportunities for Intec's wholly-owned hydrometallurgical technology, the Intec Process; and potential sourcing of investment funding.



'The Hub' office complex, location of Intec's representative office in Guangzhou City, China

Located in the southeastern city of Guangzhou, the office will be cost-effectively shared with ChungTin Holdings Pty Ltd, the corporate vehicle of Intec's long-serving chemical engineer and information technology manager, Mr Chung-Ho (Joe) Lam B.Sc (Chem. Eng.) (N.T.U., Taiwan), Ass. Dip (Elect. Eng.) (N. Syd TAFE), MEM (UTS). In February 2006 Mr Lam moved to a consultancy role after more than twelve years at Intec, during which time he contributed invaluably to the design and operation of several pilot plants, the 350tpa Intec Copper Process demonstration plant, the electrowinning cell projects at Intec's Sydney University laboratory, the Intec Gold Process pilot plant, and most recently the design and economic modelling of the Hellyer Residues Project.



ASX code: INL

With his family background and education in Hong Kong and Taiwan, before additionally acquiring Australian citizenship, Mr Lam is fluent in the Mandarin, Cantonese and Taiwanese dialects of the Chinese language.



Hailar
Qiqihar
Harbin
Karamay
Yining
Urumqi
MONGOLIA
Changchun
Kashgar
Shenyang
Yumen
Hohhot
Beijing
Tianjin
KOREA
Baiyin
(HZCP concentrate customer)
Yinchuan
Golmud
Xining
Taiyuan
Jinan
Shiquanhe
Yellow Sea
Zhengzhou
Xi'an
Hefei
Nanjing
Chengdu
Shanghai
East China Sea
Hangzhou
Chongqing
Nanchang
Lhasa
INDIA
Guiyang
Changsha
Fuzhou
Guangzhou
(Intec Representative Office)
Kunming
Taibei
BURMA
Nanning
Macau
Hong Kong
Nonfemet
(HZCP concentrate customer)
Dongsha Qundao
Haikou
Xisha Qundao
PHILIPPINES
Zhongsha Qundao
South China Sea

At the outset, the services to be provided through the Intec Chinese representative office (comprising local administrative staff and qualified process engineers) will include:

- To act as the first point of contact for Chinese enquiry;
- Marketing on behalf of Intec in the Chinese languages, including translation and hosting of the Chinese Intec web site and marketing materials;
- The collection of market and engineering data within China to support Intec's projects and products;
- Desktop studies for Intec projects in China (especially relating to electric arc furnace dust);
- Engineering services for the Hellyer Residues Project;
- To act as an agent on behalf of Intec in managing and supervising Intec's activities in China.

The contact details of Intec's Chinese representative office are:

Suite 1410, The Hub
1068 East XingGang Road
Guangzhou China
Fax: +86-(0)20-89236040
Tel: +86-(0)20-89236813

Yours faithfully,
Intec Ltd

Philip R Wood
Managing Director & Chief Executive Officer



ABN 25 001 150 849

Superior and Sustainable Metals Production

Gordon Chiu Building J01
Department of Chemical Engineering
Maze Crescent
University of Sydney NSW 2006
Australia

Phone: 02-9351-6741
Fax: 02-9351-7180
Email: mail@intec.com.au
Website: www.intec.com.au
ASX code: INL

Companies Announcements Office
Australian Securities Exchange Limited

13 November 2007

Final Proxies for 2007 Annual General Meeting

On 11 October 2007, Intec Ltd (ASX code: INL) lodged with ASX its Notice of Annual General Meeting for 2007 together with the accompanying Explanatory Statement and Proxy Form. These were then sent to all Intec shareholders.

Pursuant to these documents, all proxies in respect of voting on resolutions to be proposed at Intec's AGM were due to be received by close of business on Monday 12 November 2007 at the offices of Intec's share registry, Registries Limited.

I now advise that Registries Limited records the voting of shareholder proxies in respect of each of the resolutions as follows:

Resolutions	For	Against	Open/Abstain
1. Adoption of Financial Report	200,901,416	1,420,000	3,259,643
2. Adoption of Remuneration Report	193,875,406	6,094,624	5,569,938
3. Election of Director - Mr Kenneth J Severs	193,090,804	5,791,059	6,624,196
4. Election of Director - Mr Kieran G Rodgers	191,651,982	8,088,345	6,213,732
5. Election of Director - Mr Trevor A Jones	192,530,143	6,401,720	6,624,196
6. Election of Director - Mr James R G Bell	192,736,366	5,870,497	6,949,196
7. Non-Executive Director Remuneration	172,959,948	18,344,963	3,683,484
8a. Approval of Options for Director Ian W Ross	164,565,426	29,511,823	3,535,570
8b. Approval of Options for Director Philip R Wood	165,903,851	28,612,862	3,100,106
8c. Approval of Options for Director A John Moyes	165,509,548	29,007,165	3,100,106
8d. Approval of Options for Director Kieran G Rodgers	165,374,548	29,142,165	3,100,106
8e. Approval of Options for Director Kenneth J Severs	164,939,084	29,142,165	3,535,570
8f. Approval of Options for Director Trevor A Jones	165,059,084	29,022,165	3,535,570
8g. Approval of Options for Director James R G Bell	165,529,440	28,551,809	3,535,570

Additionally, 8,120,134 proxy votes were received in favour of Resolutions 7 and 8 (a) – (g), but have been excluded because the relevant shareholder is deemed to have an interest in the resolution by virtue of being a Director or an associate of a Director as provided for in ASX Listing Rule 14.11.



ASX code: INL

I am very pleased with the record high level of voting participation by Intec shareholders evidenced in the above proxy returns and with the strong support shown by shareholders for all resolutions proposed by Intec's Board and senior management.

Full details of all individual and cumulative proxy votes will shortly be posted to our website at http://www.intec.com.au/?/Investor_Information/AGM2007

I take this opportunity once again to welcome all Intec shareholders and other interested parties to attend our Company's Annual General Meeting tomorrow.

Yours faithfully,
Intec Ltd

Philip R Wood
Managing Director & Chief Executive Officer

Intec Ltd

ABN 25 001 150 849

Superior and Sustainable Metals Production

Gordon Chiu Building J01
Department of Chemical Engineering
Maze Crescent
University of Sydney NSW 2006
Australia

Phone. 02-9351-6741
Fax: 02-9351-7180
Email: mail@intec.com.au
Website: www.intec.com.au
ASX code: INL

14 November 2007

Companies Announcements Office
Australian Securities Exchange Limited

**Presentation to the 2007 Annual General Meeting of Intec Ltd
to be held at 5.30pm on Wednesday 14 November 2007**

Attached are the Chairman's comments, my review of operations and the formal resolutions to be presented to shareholders at Intec's 2007 Annual General Meeting to be held later today.

Yours sincerely
Intec Ltd

Philip R. Wood

Philip R Wood
Managing Director & Chief Executive Officer



Intec Ltd

Superior and Sustainable Metals Production

Chairman's Prepared Comments

As you will have read in detail in the Annual Report, Intec has taken further tangible strides in the 2006/2007 year. The Company has made the milestone transition from being solely a technology-based prospect, reliant upon shareholder capital, to being a producer with self-reliant profitable operations. Importantly, we have also made significant progress towards the commercial application of the patented Intec Process, and we are on-track to continue the progress made last year towards the construction of our first Intec plant in 2008.

Following our acquisition of the Hellyer assets in 2004, we have developed two functional projects on the same site: the Hellyer Zinc Concentrate Project and the Hellyer Residues Project.

The first of these uses the Intec Hellyer Mill, which was included in the set of assets acquired in 2004. Conventional grinding and flotation technology is being used to treat the Hellyer tailings to produce two specifications of zinc/lead concentrate for export to China. The day-to-day operations are managed by our 50% joint venture partner, Polymetals (Hellyer) Pty Ltd, producing a total of around 2 million dollars per shipment, split two ways.

While the Hellyer Zinc Concentrate Project is important for generating cash for Intec, most of our technical effort is dedicated to the Hellyer Residues Project, which will recover saleable zinc from Electric Arc Furnace Dust and will be the first commercial application of the Intec Process. Having passed a number of important milestones this year, and particularly over the last few months, the Hellyer Residues Project is on-track for construction in 2008 and operation in 2009.

Intec has maintained its 23.5% shareholding in Bass Metals Ltd, which is aggressively exploring for base and precious metals throughout northwestern Tasmania, particularly on exploration leases which are very near the Intec Hellyer Mill – indeed, the most recent intercept found by Bass Metals lies directly along strike from the original Hellyer deposit, which was mined in the 1990s.

2007 has also seen some important corporate successes for the team at Intec, and these will be covered by Philip Wood during his operational report to follow.

Unfortunately, despite all of these successes, and the substantial gains that have been made over the course of the year in terms of the development of fundamental shareholder value, these have not been reflected in the Intec share price. I can assure the shareholders that the Board is acutely aware of this. We cannot force the market to recognise the intrinsic value of your company, nor can we influence currency exchange rates or metal prices, but we are indeed adding value, and by an ongoing campaign to educate the market to this fact we are trying our utmost to improve the share price.

As directors, the decline in the share price since December 2006, following the announcement that the Intec Hellyer Mill had restarted, is extremely frustrating, and is absorbing much Board and management time. We will be sharing with you the initiatives we are taking to translate the underlying gains in fundamental value through to the actual share price, and to see that share price

reflecting the true value of your company. In particular you will hear from Philip Wood some economics related to the Hellyer Residues Project, that we are confident will, in short order, have a positive impact on the value of the company.

Before finishing my prepared remarks I would like to comment on the changes to the Board. We have asked Kieran Rodgers, the Chief Financial Officer, to join the board as Finance Director. Kieran has been instrumental in many corporate initiatives for Intec, and has been an invaluable adviser to the Board. He also represents Intec on the Board of Bass Metals. Bearing in mind the Corporate Governance Guidelines to have a majority of independent directors, we have strengthened and rebalanced the board with the addition of Trevor Jones, an experienced investment banker in the mining field, and James Bell, an experienced corporate lawyer. We are delighted to have them with us this evening. I would also like to acknowledge the past and ongoing role of Ken Severs. Ken's technical knowledge is unparalleled, and his willingness to continue as a director past the normal retirement age is exceptionally generous of him. It is difficult, during this period of a mining boom, to find highly qualified directors available to become involved in companies such as Intec, so we are grateful to all of them.

Before concluding I would like to pay credit to the initiative of the executive management, in particular Dave Sammut, Corporate Development Manager, for instituting the Intec Investor Q & A Forum, as a means to keeping shareholders and the market informed about company matters. This provides an interactive way of shareholders and commentators seeking clarification on what some consider to be a somewhat complex company. We hope as many of you as possible use this Forum to keep informed about the company, so you do not have to wait until the AGM to seek information. As I said in my remarks last year, the company management needs to spend its time adding value for the shareholders and the Investor Forum provides an efficient means of responding to your questions, concerns and suggestions.

On that positive note, I would like to hand over to our Managing Director and Chief Executive Officer, Philip Wood, who, as a result of his boundless energy, deserves the major credit for continuing to run your company with such enthusiasm and professionalism. He will now give you a more detailed update of our operations, and our plans for the future.



Intec Ltd

2007 Annual General Meeting

Wednesday, 14 November, 2007

'The Partners Room', Allens Arthur Robinson, Sydney


Intec Ltd
Welcome and Introduction:
Ian W Ross, Chairman


IntecLtd

Corporate Profile

Chairman:	**Ian Ross** NRC, CGC
Managing Director & CEO:	**Philip Wood** CGC
Non-Executive Directors:	**James Bell** AC, NRC, CGC
	Trevor Jones AC, NRC
	Kenneth Severs AC
Technical Director:	**John Moyes**
Finance Director & CFO:	**Kieran Rodgers**

AC Audit Committee
NRC Nomination & Remuneration Committee
CGC Corporate Governance Committee


IntecLtd

2007 Highlights

-Profitable operations at the Intec Hellyer Mill

-Progress of the Hellyer Residues Project

-Exploration discoveries and mining commencement for Bass Metals Ltd

-Successful corporate transactions


IntecLtd
Operations Report:
Philip R Wood,
Managing Director & CEO


IntecLtd
Hellyer Zinc Concentrate Project



Hellyer Zinc Concentrate Project

Achievements

-Successfully restarted in December 2006

-50-70% zinc recovery to zinc / lead concentrate

-Regular production from uneven tailings feedstock

-Profitable production, ~A$2m per month to the 50/50 joint venture with Polymetals



Intec Ltd

Hellyer Zinc Concentrate Project

Ongoing Improvements

-Ongoing optimisation efforts underway

- -Two specifications of concentrate product
- -High intensity conditioners
- -Magnetic particle aggregation

-Project life extended to 7-8 years




Intec Ltd

Hellyer Zinc Concentrate Project

Rail Transport Improvements

- Federal Labor party has announced an $11.7m upgrade of the Hellyer spur line and extension of Melba Flats rail line to Zeehan
- Potential to remove over 100,000tpa of feedstock and product transport from the road for the Hellyer Projects
- Future benefit for transport of 460,000t stockpile of Zeehan residues




Intec Ltd

Hellyer Residues Project




IntecLtd

Hellyer Residues Project

Milestone Achievements

- Project application submitted to Tasmanian Government
  - No community objections
  - Approval expected December 2007
- Feedstock secured: 65,000t of EAF dust via Smorgon Steel (now OneSteel)
- Burnie Demonstration Plant restarted on schedule
- Future feedstock secured: Zeehan residues stockpile


IntecLtd

Hellyer Residues Project

Staged Development

-Focus on getting into production quickly
  - As soon as possible during strong metals prices cycle
  - Lowest possible capital and operating cost
  - Minimum technical risk options
- Stage 1: ≥25,000tpa EAF dust recycling
- Stage 2: ~56,000tpa lead concentrate
- Project approval pending for both Stage 1 and Stage 2

NOTE: Project flowsheet still being finalised with the aim of bringing forward the start date with offtake parties and maximising return on capital


Intec Ltd

Hellyer Residues Project

Economic Assumptions – EAF Dust Recycling

-EAF dust feedstock, 35% Zn, 2% Pb
-Recoveries: 94% Zn, 99% Pb
-Construction in 2008, operation in 2009
-Prices: US$1.20/lb Zn and US$1=A$0.90
-Product sales terms: approx. 65% contained metal payable
-By-product credit options include CaS and/or $CaSO_4$ sales


Intec Ltd

Hellyer Residues Project – EAF Dust Recycling Only **± 30% Estimate**

	25,000tpa EAF dust A$	30,000tpa EAF dust A$
Capex	27 million ±30%	29 million ±30%
Opex	15 million ±30%	17 million ±30%
Revenue (including by-products)	approx 25 million	approx 30 million
NPV	approx 29 million	approx 44 million
IRR	approx 30 %	approx 39%

US$1.20/lb zinc and US$1.00=A$0.90, 65% metal payable



	Hellyer Residues Project (Hydrometallurgy)	Horsehead[1] (Waelz & Kiln + Distiller)	ZincOx[2] (Rotary kiln + Smelter)
EAFD Capacity	30,000 tpa	500,000 tpa	400,000 tpa
Capex (/t contained Zn)	~US$2,600 /t	sunk cost	US$4,360 /t
Opex (/t contained Zn) *after by-product credits	~US$750 /t	~US$1,400 /t	~US$1,000 /t
Process Stages (intermediates)	EAFD → ZnOCl → ZnO	EAFD → Crude ZnO → Zn Calcine → Zn (Fume)	EAFD → Crude ZnO → Zn (EW)
Products	~16,500 tpa 75% ZnO	~100,000tpa Zn metal, ZnO	~90,000 tpa Zn metal
By-Product	CaS or $CaSO_4$ (potential) Haematite	Clinker	Clinker , Pig Iron (after further processing)
Energy Consumption	Low	Very high	High

[1] 'Horsehead' data source: Horsehead Corp. Prospectus, 2006
[2] 'ZincOx' data sources: ZincOx Resources plc 2006 Annual Report, June 2007 Half-yearly Report, Broker report (UK) March 2007

It should be noted that the above comparison is limited by differing project scales and different product. Sale of ZnO (Intec) is assumed to receive 85% of the contained Zn value. Zn metal (Horsehead and ZincOx) is assumed to receive 100% of the contained zinc value



Hellyer Residues Project

Burnie Demonstration Plant

-Campaign operations
-Generating engineering data
-Finalising the process flowsheet for the Hellyer Residues Project



Intec Ltd

Hellyer Residues Project

Technology Potential

-Additional EAF dust sources
  -potential local plants worldwide (including China)
-Other residue feedstocks
-'Synergy' projects combining ores and wastes

-Equity projects
-Licensing and royalty opportunities





Intec Ltd

Intec Process Technology Portfolio

The World Leader in Minerals Processing Chloride Hydrometallurgy

Applications

- Copper
- Zinc
- Polymetallic
- EAF Dust / Zinc ferrites / Metal residues/wastes
- Refractory Gold
- Nickel Laterites
- Nickel Concentrates



Exploration: Bass Metals Ltd





Exploration: Bass Metals Ltd

Achievements

- Intec maintains its 23.5% strategic shareholding in BSM
- Mining commenced at Que River
  - Recently announced doubling of reserves
- Exploration results – intercept near Hellyer
  - 57 metres grading 9.2% Zn, 4.7% Pb, 94 g/t Ag and 2.89g/t Au
  - 181m underground, along strike from former Hellyer mine and 2km from the Intec Hellyer Mill



Intec Ltd

BSM's Que River Mining Area

Southern Barite Zone Intercept

Intec Hellyer Mill and future Residues Project Site

Closed Hellyer Mine Portal



Intec Ltd

Corporate



Intec Ltd

Corporate Activity

Achievements

-HZCP Joint Venture agreement with Polymetals
-Smorgon Steel Stage 2 agreement
-Acquisition of Zeehan residues stockpile
-A$4 million profit realised from Jervois Mining investment
-Outotec technical collaboration agreement
-Establishment of the Intec Investor Q&A Forum
-Establishment of Chinese representative office
-New marketing initiatives


Intec Ltd
Chinese Representative Office
MONGOLIA
KOREA
INDIA
BURMA
PHILIPPINES


Intec Ltd



Intec Ltd

Marketing by a Multilingual Workforce



IntecLtd

Results for the 2006-2007 Financial Years

$3 million After-Tax Annual Turnaround

	2006 $m	2007 $m
Revenue	$3.1	$13.7
Expenses	$11.8	$16.4
Pre-Tax Loss	($8.7)	($2.7)
After-Tax Loss	($4.5)	($1.2)



Intec Ltd

Results for 2006-2007

$9.3 million After Tax Half-Yearly Turnaround

	6 months to 31/12/06 $m	6 months to 30/06/07 $m
Revenue	$0.1	$13.6
Expenses	($5.3)	($11.1)
Pre-Tax Profit (Loss)	($5.2)	$2.5
After-Tax Profit (Loss)	($5.2)	$4.1

Intec Ltd

Intec Share Price and Trading Volumes


INL Volume (millions)
INL Price
HZCP Announcement
INL Price
INL Volume (millions)
$0.35
$0.30
$0.25
$0.20
$0.15
$0.10
$0.05
$0.00
70
60
50
40
30
20
10
0
09 Nov 06
09 Dec 06
08 Jan 07
07 Feb 07
10 Mar 07
09 Apr 07
09 May 07
08 Jun 07
09 Jul 07
08 Aug 07
07 Sep 07
07 Oct 07
07 Nov 07


Intec Ltd
LME Zinc Cash Price and Inventories
Zn Cash Price, A$
Pb Cash Price, A$
A$6,000
A$5,500
A$5,000
A$4,500
A$4,000
A$3,500
A$3,000
A$2,500
A$2,000
A$1,500
15 Nov 06
12 Dec 06
08 Jan 07
04 Feb 07
03 Mar 07
30 Mar 07
26 Apr 07
23 May 07
19 Jun 07
16 Jul 07
12 Aug 07
08 Sep 07
05 Oct 07
01 Nov 07


Intec Ltd
After Announcement of HZCP Operations
1/12/06 to 4/4/07
strong relationship
R² = 0.8494
Second Re-Rating
from 5/4/07 to current
strong relationship
R² = 0.7055
After HZCP Announcement
6/4/06 to 30/11/06
strong relationship
R² = 0.7319
Before HZCP Announced
1/1/06 to 5/4/06
no relationship
R² = 0.00006
INL Price
$0.32
$0.30
$0.28
$0.26
$0.24
$0.22
$0.20
$0.18
$0.16
$0.14
$0.12
$0.10
$0.08
$0.06
$0.04
$1.10
$1.20
$1.30
$1.40
$1.50
$1.60
$1.70
$1.80
$1.90
$2.00
$2.10
$2.20
$2.30
$2.40
$2.50
$2.60
$2.70



Intec Ltd
Share Prices: INL vs ZFX
Intec (INL)
Zinifex (ZFX)
INL Price, A$
ZFX Price, A$
$0.18
$0.17
$0.16
$0.15
$0.14
$0.13
$0.12
$0.11
$0.10
$23.00
$22.00
$21.00
$20.00
$19.00
$18.00
$17.00
$16.00
$15.00
$14.00
$13.00
02 Jul 07
17 Jul 07
01 Aug 07
16 Aug 07
31 Aug 07
15 Sep 07
30 Sep 07
15 Oct 07
30 Oct 07
14 Nov 07



Intec Ltd

Looking Forward to 2008

2008

-Ongoing cashflow positive operations at the Intec Hellyer Mill
-Construction to commence on Hellyer Residues Project
-Accelerated technical collaboration with like-minded parties
-Progress with regional exploration/mining partners (eg Bass Metals Ltd)


Intec Ltd

The Future

Intec's future is to continue as a cashflow positive mining company while also becoming a minerals processing technology provider worldwide.

Intec will participate in base and precious metals projects where our corporate capabilities and the Intec Process enhance economic and environmental outcomes.


Intec Ltd



Questions

Please stand up and give your name clearly, and, where relevant, the company or shareholder you represent.


Intec Ltd
Resolutions:
Ian W Ross, Chairman


Intec Ltd

Resolutions

Resolution 1

That the Company's Financial Report for the financial year ended 30 June 2007 together with the related Directors' and Auditor's Reports be received, approved and adopted.


Intec Ltd

Resolution 1: Summary of Proxies
Approval and Adoption of the Financial Report

For	200,901,416
Against	1,420,000
Abstain	3,259,643



Intec Ltd

Resolutions

Resolution 2
That the Company's Remuneration Report for the financial year ended 30 June 2007 be received, approved and adopted.



Comparison with Director and Senior Executive Remuneration

(from McDonald & Co: Oct 2007 Australasian Gold & General Mining Industry Remuneration Report, No. 40)

Total Fixed Remuneration (Including 9% Superannuation) / Options & Shares

Position	Intec Fixed/Options A$,000	Median Total Remuneration Fixed/Options A$,000
Non-executive Chairman	65/16*	80/not avail.
Non-executive Director	50/12*	50/not avail.
Managing Director /Chief Executive Officer	333/49*	412/88
Technical Director	247/29*	380/45
Finance Director /Chief Financial Officer	256/37*	299/29

* Black & Scholes model valuation of option value as at the close of business 13 November 2007



Intec Ltd

Resolution 2: Summary of Proxies
Approval and Adoption of the Remuneration Report

For	193,875,406
Against	6,094,624
Abstain	5,569,938


IntecLtd

Resolutions

Resolution 3

That Mr Kenneth J Severs, a Director since 2001, retiring in accordance with the Company's Constitution and being eligible for re-election, be re-elected a Director of the Company.



Intec Ltd

Resolution 3: Summary of Proxies
Re-election of Kenneth J Severs as a Director

For	193,090,804
Against	5,791,059
Abstain	6,624,196


IntecLtd

Resolutions

Resolution 4

That Mr Kieran G Rodgers, a Director appointed since the last Annual General Meeting and retiring in accordance with the Corporations Act 2001 and the Company's Constitution and being eligible for re-election, be re-elected a Director of the Company.



IntecLtd

Resolution 4: Summary of Proxies
Re-election of Kieran G Rodgers as a Director

For	191,651,982
Against	8,088,345
Abstain	6,213,732



Resolutions

Resolution 5

That Mr Trevor A Jones, a Director appointed since the last Annual General Meeting and retiring in accordance with the Corporations Act 2001 and the Company's Constitution and being eligible for re-election, be re-elected a Director of the Company.



Intec Ltd

Resolution 5: Summary of Proxies
Re-election of Trevor A Jones as a Director

For	192,530,143
Against	6,401,720
Abstain	6,624,196


Intec Ltd

Resolutions

Resolution 6

That Mr James R G Bell, a Director appointed since the last Annual General Meeting and retiring in accordance with the Corporations Act 2001 and the Company's Constitution and being eligible for re-election, be re-elected a Director of the Company.


Intec Ltd

Resolution 6: Summary of Proxies
Re-election of James R G Bell as a Director

For	192,736,366
Against	5,870,497
Abstain	6,949,196


Intec Ltd

Resolutions

Resolution 7

That for the purposes of Clause 49 of the Company's Constitution, the maximum aggregate cash-based remuneration payable to Non-executive Directors in any financial year be increased from $200,000 to $400,000.



Intec Ltd

Resolution 7: Summary of Proxies
Increase in Cap to Directors' Remuneration

For	172,959,948
Against	18,344,963
Abstain	4,683,484


Intec Ltd

Resolutions

Resolution 8 (Summary)

That the meeting approves the issue to the following Directors of options on the terms summarised in the Explanatory Statement accompanying the notice of the meeting at which this resolution is passed.

Resolution 8(a)	Mr Ian W Ross	500,000 options
Resolution 8(b)	Mr Philip R Wood	2,500,000 options
Resolution 8(c)	Mr A John Moyes	1,200,000 options
Resolution 8(d)	Mr Kieran G Rodgers	1,200,000 options
Resolution 8(e)	Mr Kenneth J Severs	500,000 options
Resolution 8(f)	Mr Trevor A Jones	150,000 options
Resolution 8(g)	Mr James R G Bell	300,000 options



Intec Ltd

Resolution 8(a): Summary of Proxies
Approval of Options for Mr Ian W Ross

For	164,565,426
Against	29,511,823
Abstain	3,535,570


Intec Ltd

Resolution 8(b): Summary of Proxies
Approval of Options for Mr Philip R Wood

For	165,903,851
Against	28,612,862
Abstain	3,100,106


Intec Ltd

Resolution 8(c): Summary of Proxies
Approval of Options for Mr A John Moyes

For	165,509,548
Against	29,007,165
Abstain	3,100,106


Intec Ltd

Resolution 8(d): Summary of Proxies
Approval of Options for Mr Kieran G Rodgers

For	165,374,548
Against	29,142,165
Abstain	3,100,106


Intec Ltd

Resolution 8(e): Summary of Proxies
Approval of Options for Mr Kenneth J Severs

For	164,939,084
Against	29,142,165
Abstain	3,535,570


Intec Ltd

Resolution 8(f): Summary of Proxies
Approval of Options for Mr Trevor A Jones

For	165,059,084
Against	29,022,165
Abstain	3,535,570



Intec Ltd

Resolution 8(g): Summary of Proxies
Approval of Options for Mr James R G Bell

For	165,529,440
Against	28,551,809
Abstain	3,535,570


IntecLtd
Refreshments:
Intec now welcomes our shareholders to join us for refreshments in the adjacent room, and for dinner at the nearby Noble House Chinese Restaurant.
HELLYER
TRAINS & BUSE
DEPART

Intec Ltd

ABN 25 001 150 849

Superior and Sustainable Metals Production

Gordon Chiu Building J01
Department of Chemical Engineering
Maze Crescent
University of Sydney NSW 2006
Australia

Phone: 02-9351-6741
Fax: 02-9351-7180
Email: mail@intec.com.au
Website: www.intec.com.au
ASX code: INL

15 November 2007

Companies Announcements Office
Australian Securities Exchange Limited

Results of the 2007 Annual General Meeting

We advise that the resolutions, as set out below, put to the Intec Ltd Annual General Meeting on 14 November 2007 were carried by a show of hands.

ORDINARY BUSINESS

Resolution 1 Adoption of Financial Report

"That the Company's Financial Report for the financial year ended 30 June 2007 together with the related Directors' and Auditor's Reports be received, approved and adopted."

Resolution 2 Adoption of Remuneration Report

"That the Company's Remuneration Report for the financial year ended 30 June 2007 be received, approved and adopted."

Resolution 3 Election of Director – Mr Kenneth J Severs

"That Mr Kenneth J Severs, a Director since 2001, retiring in accordance with the Company's Constitution and being eligible for re-election, be re-elected a Director of the Company."

Resolution 4 Election of Director – Mr Kieran G Rodgers

"That Mr Kieran G Rodgers, a Director appointed since the last Annual General Meeting and retiring in accordance with the Corporations Act 2001 and the Company's Constitution and being eligible for re-election, be re-elected a Director of the Company."

Resolution 5 Election of Director – Mr Trevor A Jones

"That Mr Trevor A Jones, a Director appointed since the last Annual General Meeting and retiring in accordance with the Corporations Act 2001 and the Company's Constitution and being eligible for re-election, be re-elected a Director of the Company."

Resolution 6 Election of Director – Mr James R G Bell

"That Mr James R G Bell, a Director appointed since the last Annual General Meeting and retiring in accordance with the Corporations Act 2001 and the Company's Constitution and being eligible for re-election, be re-elected a Director of the Company."

Resolution 7 Non-executive Directors' Remuneration

"That for the purposes of Clause 49 of the Company's Constitution, the maximum aggregate cash-based remuneration payable to Non-executive Directors in any financial year be increased from $200,000 to $400,000."

SPECIAL BUSINESS

Resolutions 8(a) to 8(g) Approval of Options for Directors Passed as Ordinary Resolutions

Resolution 8(a) Approval of Options for Mr Ian W Ross

"That the meeting approves the issue to Mr Ian W Ross of 500,000 options on the terms summarised in the Explanatory Statement accompanying the notice of the meeting at which this resolution is passed."

Resolution 8(b) Approval of Options for Mr Philip R Wood

"That the meeting approves the issue to Mr Philip R Wood of 2,500,000 options on the terms summarised in the Explanatory Statement accompanying the notice of the meeting at which this resolution is passed."

Resolution 8(c) Approval of Options for Mr A John Moyes

"That the meeting approves the issue to Mr A John Moyes of 1,200,000 options on the terms summarised in the Explanatory Statement accompanying the notice of the meeting at which this resolution is passed."

Resolution 8(d) Approval of Options for Mr Kieran G Rodgers

"That the meeting approves the issue to Mr Kieran G Rodgers of 1,200,000 options on the terms summarised in the Explanatory Statement accompanying the notice of the meeting at which this resolution is passed."

Resolution 8(e) Approval of Options for Mr Kenneth J Severs

"That the meeting approves the issue to Mr Kenneth J Severs of 500,000 options on the terms summarised in the Explanatory Statement accompanying the notice of the meeting at which this resolution is passed."

Resolution 8(f) Approval of Options for Mr Trevor A Jones

"That the meeting approves the issue to Mr Trevor A Jones of 150,000 options on the terms summarised in the Explanatory Statement accompanying the notice of the meeting at which this resolution is passed."

Resolution 8(g) Approval of Options for Mr James R G Bell

"That the meeting approves the issue to Mr James R G Bell of 300,000 options on the terms summarised in the Explanatory Statement accompanying the notice of the meeting at which this resolution is passed."

Proxy Information

In respect of each resolution in the Notice of Meeting, the total number of proxy votes exercised by all proxies validly appointed were:

Resolutions	For	Against	Abstain
1. Adoption of Financial Report	202,701,416	1,420,000	1,459,643
2. Adoption of Remuneration Report	195,675,406	6,094,624	3,769,938
3. *Election of Director - Mr Kenneth J Severs*	*194,890,804*	*5,791,059*	*4,824,196*
4. Election of Director - Mr Kieran G Rodgers	193,451,982	8,088,345	4,413,732
5. Election of Director - Mr Trevor A Jones	194,330,143	6,401,720	4,824,196
6. Election of Director - Mr James R G Bell	194,536,366	5,870,497	5,149,196
7. Non-Executive Director Remuneration	174,759,948	18,344,963	1,883,484
8a. Approval of Options for Director Ian W Ross	166,365,426	29,511,823	1,735,570
8b. Approval of Options for Director Philip R Wood	167,703,851	28,612,862	1,300,106
8c. Approval of Options for Director A John Moyes	167,309,548	29,007,165	1,300,106
8d. Approval of Options for Director Kieran G Rodgers	167,174,548	29,142,165	1,300,106
8e. Approval of Options for Director Kenneth J Severs	166,739,084	29,142,165	1,735,570
8f. Approval of Options for Director Trevor A Jones	166,859,084	29,022,165	1,735,570
8g. Approval of Options for Director James R G Bell	167,329,440	28,551,809	1,735,570

Yours faithfully
Intec Ltd

Grahame Clegg
Company Secretary

2007 agm results for asx



Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**Intec Ltd**
ABN	**25 001 150 849**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	James Russell Godfrey Bell
Date of last notice	29 October 2007

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	20 November 2007
No. of securities held prior to change	60,000 Ordinary shares (as registered holder) 712,919 Ordinary shares (indirectly)
Class	Ordinary shares
Number acquired	50,000
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$0.105
No. of securities held after change	110,000 Ordinary shares (as registered holder) 712,919 Ordinary shares (indirectly)

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market acquisition

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.



Intec Ltd

ABN 25 001 150 849

Superior and Sustainable Metals Production

Gordon Chiu Building J01
Department of Chemical Engineering
Maze Crescent
University of Sydney NSW 2006
Australia

Phone: 02-9351-6741
Fax: 02-9351-7180
Email: mail@intec.com.au
Website: www.intec.com.au
ASX code: INL

Companies Announcements Office
Australian Securities Exchange Limited

03 December 2007

Burnie Demonstration Plant Update

Intec Ltd (ASX code: INL) is pleased to announce the success of early campaign operations at the Burnie Demonstration Plant.

Reconfigured in mid-2007, the demonstration plant was restarted on schedule in September 2007. Since that time, a number of campaigns have been conducted to prove engineering aspects of the Hellyer Residues Project that had been developed via laboratory and pilot-scale campaigns. Results to date include:

By-Product Production and Testing

8-10 tonnes of high-grade calcium sulphate ($CaSO_4$) have been successfully produced and separated in the acid regeneration circuit. Consideration is being given to the potential sale of this material as a direct by-product of the Hellyer Residues Project.

Concurrently, large-scale external trials are also being conducted (using equipment that would be purchased, if appropriate, for the Project) for the conversion of this material into high-grade calcium sulphide (CaS). As an alternate by-product, calcium sulphide would act as both a potential reagent and a potential source of revenue for the Hellyer Residues Project. It could be sold for use in tailings water and wastewater treatment, and could potentially allow Intec to offer value-added services for the recycling of resulting heavy metal sulphide wastes.



View along the Intec Process leaching circuit of the Burnie demo plant



ASX code: INL



Feedstock Preparation and Leaching

Better-than-expected results were achieved during commercial-scale magnetic separation trials of electric arc furnace (EAF) dust, the primary feedstock to the Hellyer Residues Project. This aids in achieving maximum extraction of zinc, lead and silver in the aggressive, hydrometallurgical Intec Process leach circuit.

Magnetically-separated EAF dust was leached to generate zinc-bearing 'pregnant' liquor for subsequent tests. Although leaching using the Intec Process has been thoroughly demonstrated during previous operations of the Burnie demonstration plant, it is a necessary step to yield pregnant electrolyte, and the operations continued to deliver engineering data for the specific application of the Intec Process to the leaching of EAF dust.



The high-zinc, low-iron non-magnetic fraction of EAF dust after magnetic separation

Zinc-Intermediate Production, Testing and Marketing

Approximately 40,000 litres of pregnant electrolyte were successfully treated, with no mechanical or physical handling issues, to generate 6-8 tonnes of zinc oxychloride, an intermediate zinc product. This material is being sent for external conversion to zinc oxide, a commonly-traded zinc commodity.

Concurrently, potential buyers of zinc oxide (as one of two alternative products from the Hellyer Residues Project) have been contacted to establish draft commercial terms for the sale of this product.

Zinc Sulphide Production, Testing and Marketing

As an alternative to zinc oxide, zinc sulphide production was also successfully tested. 2-4 tonnes of zinc sulphide were produced, generating product for marketing and engineering data for the settling and filtration of the product. As expected given that this was the first large-scale testing for this product, minor physical handling issues were encountered and were readily resolved.

Summary

In summary, the campaigns to date have demonstrated most of the unit operations of the Intec Process as it is intended to be applied at the Hellyer Residues Project. It is expected that further campaigns will continue this month and into the new year as these operations are optimised.

Based on feedback from the external product/by-product trials and from potential clients of these products, Intec intends to refine the preliminary Hellyer Residues Project economics published at our Annual General Meeting in November 2007. It is expected that an economic model based on engineering to ±20% accuracy will be available in the first quarter of 2008, enabling Intec to arrange debt and finance for the construction of the Hellyer Residues Project.

Yours faithfully,
Intec Ltd

Philip R Wood
Managing Director & Chief Executive Officer

Background Notes

The Intec Hellyer Mill, the Hellyer tailings resource and the associated assets are 100% owned by Intec Ltd. The Mill was restarted as the Hellyer Zinc Concentrate Project in December 2006 in joint venture with Polymetals, one of Australia's largest unlisted mining groups. Under the terms of this 50/50 joint venture agreement, Polymetals will operate the Intec Hellyer Mill for four years (expiring 1 December 2010) or until 6 million tonnes of tailings have been processed, whichever comes first. At the end of the agreement, Intec has the right to purchase Polymetals' half share for A$1.

Intec Hellyer Metals Pty Ltd is also in the process of implementing at Hellyer the first commercial project utilising the Intec Process, a patented Australian hydrometallurgical technology for the recovery of base and precious metals from a range of different feedstocks. Scheduled for construction in 2008 and operation in 2009, the Hellyer Residues Project to recycle EAF dust (a zinc-bearing waste from steel recycling) will share the Hellyer site, offering a number of synergies between the two operations.



Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity Intec Ltd
ABN 25 001 150 849

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Philip Ronald Wood
Date of last notice	17 August 2007

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note Provide details of the circumstances giving rise to the relevant interest.	Philip R Wood Super Fund
Date of change	3 December 2007
No. of securities held prior to change	659,169 ordinary shares (as registered holder) 1,511,601 ordinary shares (indirectly) 570,263 unquoted employee options (expiry date 26 November 2008; exercise price $0.10) 1,014,590 unquoted employee options (expiry date 24 February 2010; exercise price $0.069) 1,200,000 unquoted employee options (expiry date 30 August 2011; exercise price $0.11)
Class	Ordinary Shares
Number acquired	60,000
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$0.096

+ See chapter 19 for defined terms.

No. of securities held after change	659,169 ordinary shares (as registered holder) 1,571,601 ordinary shares (indirectly) 570,263 unquoted employee options (expiry date 26 November 2008; exercise price $0.10) 1,014,590 unquoted employee options (expiry date 24 February 2010; exercise price $0.069) 1,200,000 unquoted employee options (expiry date 30 August 2011; exercise price $0.11)
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market acquisition

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part

Detail of contract	N/A
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note. Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.



Intec Ltd

ABN 25 001 150 849

Superior and Sustainable Metals Production

Gordon Chiu Building J01
Department of Chemical Engineering
Maze Crescent
University of Sydney NSW 2006
Australia



Phone: 02-9351-6741
Fax: 02-9351-7180
Email: mail@intec.com.au
Website: www.intec.com.au
ASX code: INL

Companies Announcements Office
Australian Securities Exchange Limited

11 December 2007

Rail Infrastructure Upgrades to Assist Hellyer Projects



Intec Ltd (ASX code: INL) has written to the Hon. Dick Adams, Federal Member for Lyons, Tasmania, and to the Hon. Sid Sidebottom, Federal Member for Braddon, Tasmania, with copies to the Hon. Anthony Albanese, Federal Minister for Infrastructure, Transport & Regional Development, to support the early implementation of the promised upgrades to the rail infrastructure in northwestern Tasmania.

Intec welcomes the Australian Government's commitment of $11.7 million funding for the upgrading of the Western Rail, specifically the refurbishment of the Hellyer spur line to Intec's Hellyer site and the rail extension from Melba Flats to Zeehan, location of Intec's 460,000 tonne stockpile of Zeehan Residues. The Company expects that the promised upgrades have the potential to deliver substantial economic, safety, environmental and social benefits to the entire regional community.

This potential is enhanced by the fact that Intec has just received the Development Approval from Waratah-Wynyard Council for the Hellyer Residues Project. We are at this moment developing the engineering and planning for Stage 1 of this Project, which alone would otherwise be consigning approximately 80,000tpa more feedstocks and products to the road between Hellyer and Burnie. This is in addition to ~70,000tpa of feedstocks and products from the currently operating Hellyer Zinc Concentrate Project. The potential to divert the majority of this road freight to the existing purpose-built railway line could have significant impact on this design phase, and it thus becomes important to consider the rail infrastructure during the current planning.

Yours faithfully,
Intec Ltd

Philip R. Wood

Philip R Wood
Managing Director & Chief Executive Officer

Background Notes

The Intec Hellyer Mill, the Hellyer tailings resource and the associated assets are 100% owned by Intec Ltd. The Mill was restarted as the Hellyer Zinc Concentrate Project in December 2006 in joint venture with Polymetals, one of Australia's largest unlisted mining groups. Under the terms of this 50/50 joint venture agreement, Polymetals will operate the Intec Hellyer Mill for four years (expiring 1 December 2010) or until 6 million tonnes of tailings have been processed, whichever comes first. At the end of the agreement, Intec has the right to purchase Polymetals' half share for A$1.

Intec Hellyer Metals Pty Ltd is also in the process of implementing at Hellyer the first commercial project utilising the Intec Process, a patented Australian hydrometallurgical technology for the recovery of base and precious metals from a range of different feedstocks. Scheduled for construction in 2008 and operation in 2009, the Hellyer Residues Project to recycle EAF dust (a zinc-bearing waste from steel recycling) will share the Hellyer site, offering a number of synergies between the two operations.


Intec Ltd

ABN 25 001 150 849

Superior and Sustainable Metals Production

Gordon Chiu Building J01
Department of Chemical Engineering
Maze Crescent
University of Sydney NSW 2006
Australia

Phone: 02-9351-6741
Fax: 02-9351-7180
Email: mail@intec.com.au
Website: www.intec.com.au
ASX code: INL

Companies Announcements Office
Australian Securities Exchange Limited

11 December 2007

Hellyer Residues Project Approval Received

Intec Ltd (ASX code: INL) is pleased to announce that the Development Approval has been granted for the Hellyer Residues Project, ahead of the expected schedule.

After receiving a positive assessment and required approval conditions from the Tasmanian Department of Tourism, Arts and the Environment, Waratah-Wynyard Council has today promptly issued the Development Approval for the Project. Intec is now assessing the conditions of the approval.

The Company now intends to obtain the requisite Building Permit in order to commence site works at Hellyer forthwith. This is in preparation for the stockpiling of electric arc furnace dust feedstock, to be transported from the Australian mainland onto the Hellyer site from January 2008. Further engineering work will continue to be conducted for the major plant infrastructure during the March 2008 quarter, with the intention of finalising project finance and/or project partners during the ensuing quarter. Several companies have already expressed interest in becoming involved in the Project.

The receipt ahead of schedule of the Development Approval for the Hellyer Residues Project represents the achievement of another major milestone for the Project, which remains on-schedule for construction in 2008 and operation in 2009.

Yours faithfully,
Intec Ltd

Philip R Wood

Philip R Wood
Managing Director & Chief Executive Officer


LISTED ON AUSTRALIAN STOCK EXCHANGE

ASX code: INL

Background Notes

The Intec Hellyer Mill, the Hellyer tailings resource and the associated assets are 100% owned by Intec Ltd. The Mill was restarted as the Hellyer Zinc Concentrate Project in December 2006 in joint venture with Polymetals, one of Australia's largest unlisted mining groups. Under the terms of this 50/50 joint venture agreement, Polymetals will operate the Intec Hellyer Mill for four years (expiring 1 December 2010) or until 6 million tonnes of tailings have been processed, whichever comes first. At the end of the agreement, Intec has the right to purchase Polymetals' half share for A$1.

Intec Hellyer Metals Pty Ltd is also in the process of implementing at Hellyer the first commercial project utilising the Intec Process, a patented Australian hydrometallurgical technology for the recovery of base and precious metals from a range of different feedstocks. Scheduled for construction in 2008 and operation in 2009, the Hellyer Residues Project to recycle EAF dust (a zinc-bearing waste from steel recycling) will share the Hellyer site, offering a number of synergies between the two operations.

Intec Ltd

ABN 25 001 150 849

Superior and Sustainable Metals Production

Gordon Chiu Building J01
Department of Chemical Engineering
Maze Crescent
University of Sydney NSW 2006
Australia

Phone: 02-9351-6741
Fax: 02-9351-7180
Email: mail@intec.com.au
Website: www.intec.com.au
ASX code: INL

Companies Announcements Office
Australian Securities Exchange Limited

20 December 2007

New Managing Director Appointed to Intec Hellyer Metals Pty Ltd

Intec Ltd (ASX code: INL) is pleased to announce that Mr Brian Banister, an experienced operations manager and project manager, has been appointed Chief Operating Officer for the Intec Group, and Managing Director of Intec's wholly-owned subsidiary, Intec Hellyer Metals Pty Ltd.

Mr Banister comes to Intec after more than 25 years of experience across a range of mining industry applications. These have included senior operational management roles focussed on the efficient startup and operation of new projects, engineering service delivery and management of large, multidisciplinary workforces.

As Managing Director for Intec Hellyer Metals, Mr Banister will be centrally responsible for the efficient design and implementation of the Hellyer Residues Project, which received Development Approval from the Tasmanian regulatory authorities last week. He will also be responsible for the continuing effective operation of Intec's Demonstration Plant at Burnie, which is currently generating engineering data and product samples to progress the development of the Project.

With Intec's principal operations being in Tasmania, Mr Banister's responsibilities will extend to managing Intec's relationships with its Hellyer Zinc Concentrate Project Joint Venture partner Polymetals (Hellyer) Pty Ltd, with regional miner and explorer Bass Metals Ltd (23.5% owned by Intec), with governmental authorities and with other Tasmanian mining industry participants.

Yours faithfully,
Intec Ltd

Philip R Wood
Managing Director & Chief Executive Officer


LISTED ON AUSTRALIAN STOCK EXCHANGE
ASX code: INL

Background Notes

The Intec Hellyer Mill, the Hellyer tailings resource and the associated assets are 100% owned by Intec Ltd. The Mill was restarted as the Hellyer Zinc Concentrate Project in December 2006 in joint venture with Polymetals, one of Australia's largest unlisted mining groups. Under the terms of this 50/50 joint venture agreement, Polymetals will operate the Intec Hellyer Mill for four years (expiring 1 December 2010) or until 6 million tonnes of tailings have been processed, whichever comes first. At the end of the agreement, Intec has the right to purchase Polymetals' half share for A$1.

Intec Hellyer Metals Pty Ltd is also in the process of implementing at Hellyer the first commercial project utilising the Intec Process, a patented Australian hydrometallurgical technology for the recovery of base and precious metals from a range of different feedstocks. Scheduled for construction in 2008 and operation in 2009, the Hellyer Residues Project to recycle EAF dust (a zinc-bearing waste from steel recycling) will share the Hellyer site, offering a number of synergies between the two operations.



Intec Ltd

ABN 25 001 150 849

Superior and Sustainable Metals Production

Gordon Chiu Building J01
Department of Chemical Engineering
Maze Crescent
University of Sydney NSW 2006
Australia

Phone: 02-9351-6741
Fax: 02-9351-7180
Email: mail@intec.com.au
Website: www.intec.com.au
ASX code: INL

Companies Announcements Office
Australian Securities Exchange Limited

20 December 2007

<u>Intec Signs Agreement With Veolia Environmental Services For Valuable Feedstock</u>



(left to right) Mr Philip Wood, Managing Director & CEO Intec Ltd, and Mr Richard Berry, Executive Director, Veolia Environmental Services (Australia) Pty Ltd, at the signing ceremony in Sydney

Intec Ltd (ASX code: INL) is pleased to announce the signing on Wednesday 19 December 2007 of a collaboration agreement with Veolia Environmental Services, Australia's largest provider of waste management and industrial services, and part of the global Veolia Group, which is the world's leader in waste management.

Under the terms of the agreement, Intec and Veolia will identify Australian waste streams that are suitable as feedstock for Intec's patented hydrometallurgical technology. The wastes will be supplied to Intec's up-coming Hellyer Residues Project in northwestern Tasmania.



ASX code: INL

The first waste stream identified is a lead- and zinc- bearing material, whose solid component contains over 25% Pb and 1-2% Zn.

A copy of the press release is attached.

Yours faithfully,
Intec Ltd

Philip R Wood
Managing Director & Chief Executive Officer

Background Notes

The Intec Hellyer Mill, the Hellyer tailings resource and the associated assets are 100% owned by Intec Ltd. The Mill was restarted as the Hellyer Zinc Concentrate Project in December 2006 in joint venture with Polymetals, one of Australia's largest unlisted mining groups. Under the terms of this 50/50 joint venture agreement, Polymetals will operate the Intec Hellyer Mill for four years (expiring 1 December 2010) or until 6 million tonnes of tailings have been processed, whichever comes first. At the end of the agreement, Intec has the right to purchase Polymetals' half share for A$1.

Intec Hellyer Metals Pty Ltd is also in the process of implementing at Hellyer the first commercial project utilising the Intec Process, a patented Australian hydrometallurgical technology for the recovery of base and precious metals from a range of different feedstocks. Scheduled for construction in 2008 and operation in 2009, the Hellyer Residues Project to recycle EAF dust (a zinc-bearing waste from steel recycling) will share the Hellyer site, offering a number of synergies between the two operations.



ASX Code: INL
ABN 25 001 150 849

Superior and Sustainable Metals Production

Gordon Chiu Building J01
Department of Chemical Engineering
Maze Crescent
University of Sydney NSW 2006
Australia



Telephone: +612-9351-6741
Facsimile: +612-9351-7180
Email: mail@intec.com.au
Website: www.intec.com.au

Press Release

20 December 2007

Intec Signs Agreement With Veolia Environmental Services For Valuable Feedstock

Minerals processing group Intec Ltd today signed a collaboration agreement with the world's leader in waste management, Veolia Environmental Services, to provide feedstock for the extraction of heavy and precious metals.

Veolia Environmental Services is Australia's largest provider of waste management and industrial services.

Under the terms of the agreement, Intec and Veolia will identify Australian waste streams that are suitable as feedstock for Intec's patented hydrometallurgical technology. The wastes will be supplied to Intec's up-coming Hellyer Residues Project in northwestern Tasmania.

The Intec Process involves the extraction and recovery of heavy metals and precious metals, notably zinc, lead, copper, nickel, gold and silver. The Hellyer Residues Project will be particularly tailored for the recovery of zinc, lead and silver from over 25,000tpa of industrial waste, principally comprising electric arc furnace dust from the steel recycling industry.

The agreement will enable Veolia to offer a new, environmentally-superior alternative to clients with heavy metal waste problems, and to utilise its extensive infrastructure advantages and client knowledge to continue to divert as much waste as possible away from traditional disposal and towards recycling.

Mr Philip Wood, Managing Director and Chief Executive Officer of Intec, said "This collaboration agreement between Veolia and Intec represents the perfect fit between our two companies. Intec seeks to generate economically superior returns by recycling valuable metals from non-traditional sources in an environmentally advantageous manner, and Veolia proactively seeks the most economic and environmentally responsible solutions to its clients' waste problems."

This collaboration agreement follows Intec's recent signing of a three year agreement to re-cycle and sell the metals from electric arc furnace dust produced by Smorgon Steel Ltd (now OneSteel) at its plants in Melbourne and Newcastle.

The OneSteel dust secures the primary feedstock for Intec's Hellyer Residues Project in Tasmania, expected to begin commissioning in late 2008, with Veolia expected to channel additional feedstocks towards the production of metals at Intec's Hellyer plant.

For Further Information Call:

Dave Sammut
Intec Ltd
(02) 9351 6741
(0438) 675 501

Miriam Coupe
Veolia Environmental Services
(02) 8571 0118



Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Intec Ltd
ABN	25 001 150 849

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	James Russell Godfrey Bell
Date of last notice	21 November 2007

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	18 December 2007
No. of securities held prior to change	110,000 Ordinary shares (as registered holder) 712,919 Ordinary shares (indirectly)
Class	Ordinary shares
Number acquired	10,000
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$0.09
No. of securities held after change	120,000 Ordinary shares (as registered holder) 712,919 Ordinary shares (indirectly)

+ See chapter 19 for defined terms.

Nature of change Example on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market acquisition

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Intec Ltd

ABN 25 001 150 849

Superior and Sustainable Metals Production

Gordon Chiu Building J01
Department of Chemical Engineering
Maze Crescent
University of Sydney NSW 2006
Australia

Phone: 02-9351-6741
Fax: 02-9351-7180
Email: mail@intec.com.au
Website: www.intec.com.au
ASX code: INL

Companies Announcements Office
Australian Securities Exchange Limited

24 December 2007

Appointment of New Chairman

Intec Ltd (ASX code: INL) advises that, in anticipation of the imminent retirement of Mr Ian Ross with effect on 31 December 2007, Mr Trevor Jones has been elected to become Chairman of the Company's Board of Directors on 1 January 2008.

Mr Ross has been a Director of Intec since 2003 and has served with distinction as its Chairman over the past two years. At the time that Mr Ross became a Director of Intec, he was also a Senior Executive of the Ivanhoe Mines group, which then held more than 20% of the issued capital of Intec (and continues as Intec's largest beneficial shareholder), and he was successful in fostering the mutually beneficial interaction between the two groups, especially in facilitating Intec's acquisition of the Hellyer Project. Under his Chairmanship, Intec re-opened operations at Hellyer, delivering regular cashflow to the Company for the first time, and Intec has recently gained Development Approval for the Hellyer Residues Project, due for construction in 2008 and operation in 2009.

Also over this period, Mr Ross has been instrumental in significantly enhancing Intec's financial reporting, investor relations and corporate governance standards and practices. As the share of Intec's issued capital held by Ivanhoe Mines group is no longer as large as it has been in the past, Mr Ross has advised the Company that he now feels free to relinquish his Intec directorship to concentrate on other board duties. Mr Ross can have the satisfaction of knowing he has achieved his objectives as Chairman of Intec and he leaves with our very best wishes for success in his other directorships and international business interests.

Mr Trevor Jones joined the Intec Board earlier this year, after a lengthy and very successful career in mining-related finance and stockbroking. Mr Jones will bring his wide range of industry contacts and transactional experience to the role of Chairman and the Company looks forward to continued progress during 2008 and beyond under his Chairmanship.

Yours faithfully,
Intec Ltd

Philip R Wood

Philip R Wood
Managing Director & Chief Executive Officer


ASX code: INL

Rule 3.19A.3



Appendix 3Z

Final Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**Intec Ltd**
ABN	**25 001 150 849**

We (the entity) give ASX the following information under listing rule 3.19A.3 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of director	Ian Wargent Ross
Date of last notice	28 June 2007
Date that director ceased to be director	31 December 2007

Part 1 – Director's relevant interests in securities of which the director is the registered holder
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
217,919 ordinary shares

+ See chapter 19 for defined terms.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest	**Number & class of securities**
Ross Family Super Fund	400,000 ordinary shares 329,783 unquoted employee options (expiry date 24 February 2010; exercise price $0.069) 400,000 unquoted employee options (expiry date 30 August 2011; exercise price $0.11)

Part 3 – Director's interests in contracts

Detail of contract	N/A
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

+ See chapter 19 for defined terms.



Intec Ltd

ABN 25 001 150 849

Superior and Sustainable Metals Production

Gordon Chiu Building J01
Department of Chemical Engineering
Maze Crescent
University of Sydney NSW 2006
Australia

Phone: 02-9351-6741
Fax: 02-9351-7180
Email: mail@intec.com.au
Website: www.intec.com.au
ASX code: INL

Companies Announcements Office
Australian Securities Exchange Limited

11 January 2008

Work Commences at Hellyer Residues Project Site



Figure 1: Earthworks to level the bunker storage pad, with the EAF dust receiving shed in the background

Intec Ltd (ASX code: INL) is pleased to announce that work has commenced at the Hellyer Residues Project site in northwestern Tasmania, preparing for the storage of electric arc furnace (EAF) dust as the primary feedstock for the Project.

This follows the receipt of the final approvals for the Hellyer Residues Project, including the Development Approval, the Building Permit for the retrofitting of the existing shed at the EAF dust bunker storage site, and the Consignment Authorisation for the importation of the high zinc grade feedstock into Tasmania.



ASX code: INL

EAF dust will be unloaded into the 'receiving shed' at the Hellyer site (seen in the background of Figure 1 above), where it will be conditioned for storage by adding approximately 5-10% moisture. It will then be transferred to a bunker storage unit being installed on the level pad in the foreground of Figure 1. Bunkers are used throughout Australia for bulk storage, as shown in Figure 2 below, an example of a grain storage bunker near Launceston, Tasmania.



Figure 2: Philip Wood, Managing Director & CEO of Intec, at a bunker storage unit similar to that being installed at Hellyer

Stockpiling of feedstock in preparation for the Hellyer Residues Project will continue throughout 2008, during which time the other Project tasks will be advanced – including finalisation of the Project technical/economic model, project financing, detailed engineering and construction of the world's first commercial-scale plant utilising the Australian-developed Intec Process technology.

Yours faithfully,
Intec Ltd

Philip R Wood

Philip R Wood
Managing Director & Chief Executive Officer

Background Notes

The Intec Hellyer Mill, the Hellyer tailings resource and the associated assets are 100% owned by Intec Ltd. The Mill was restarted as the Hellyer Zinc Concentrate Project in December 2006 in joint venture with Polymetals, one of Australia's largest unlisted mining groups. Under the terms of this 50/50 joint venture agreement, Polymetals will operate the Intec Hellyer Mill for four years (expiring 1 December 2010) or until 6 million tonnes of tailings have been processed, whichever comes first. At the end of the agreement, Intec has the right to purchase Polymetals' half share for A$1.

Intec Hellyer Metals Pty Ltd is also in the process of implementing at Hellyer the first commercial project utilising the Intec Process, a patented Australian hydrometallurgical technology for the recovery of base and precious metals from a range of different feedstocks. Scheduled for construction in 2008 and operation in 2009, the Hellyer Residues Project to recycle EAF dust (a zinc-bearing waste from steel recycling) will share the Hellyer site, offering a number of synergies between the two operations.


END